As filed with the Securities and Exchange Commission on May 10, 2012

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NQ MOBILE INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

The People’s Republic of China

(86-10) 8565-5555

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

(212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong (852) 3740-4700	David J. Johnson, Jr., Esq. O’Melveny & Myers 31st Floor, AIA Central 1 Connaught Road, Central Hong Kong (852) 3512-2300	David J. Roberts, Esq. Ke Geng, Esq. O’Melveny & Myers LLP 37th Floor, Yin Tai Centre Office Tower No. 2 Jianguomenwai Avenue Beijing 100022 People’s Republic of China (86) 10-6563-4200

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Class A Common Shares, par value $0.0001 per share(2)(3)	$90,000,000.00	$10,314.00

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes common shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes common shares that may be purchased by the underwriters pursuant to an over-allotment option. These common shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the Class A common shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333- 173389). Each American depositary share represents five Class A common shares.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued             , 2012

6,000,000 American Depositary Shares

NQ Mobile Inc.

REPRESENTING 30,000,000 CLASS A COMMON SHARES

NQ Mobile Inc. is offering 1,200,000 American Depositary Shares, or ADSs, and the selling shareholders are offering 4,800,000 ADSs. Each ADS represents five Class A common shares, par value $0.0001 per share. We will not receive any proceeds from the ADSs sold by the selling shareholders.

Our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “NQ.” On May 9, 2012, the reported last sale price of our ADSs on the NYSE was $11.49 per ADS.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 16.

PRICE $             AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Shareholders
Per ADS	$	$	$	$
Total	$	$	$	$

Certain selling shareholders have granted the underwriters the right to purchase up to an aggregate of additional 900,000 ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on             , 2012.

MORGAN STANLEY	BofA MERRILL LYNCH	PIPER JAFFRAY & CO.

            , 2012

- Dr. Henry Yu Lin
Chairman and Co-CEO

Beijing
Dallas
Co-Headquarters

172.0
Million Cumulative
Registered User Accounts

In over **150** Countries

As of March 31, 2012

NQ mobile
Safeguarding your mobile world

You should rely only on the information contained in this prospectus or in any related free-writing prospectus that we have filed with the Securities and Exchange Commission, or the SEC. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in the ADSs, you should carefully read this entire prospectus, including our financial statements and related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

We are a leading global provider of mobile Internet services offering a comprehensive suite of services in mobile security, privacy and productivity. Our users access our services that are pre-installed on users’ mobile devices or downloaded from the Internet. Our “Freemium” subscription business model provides users with free services and the ability to access premium services. We generate revenues from the premium services offered to our users. As of March 31, 2012, the number of cumulative registered user accounts for our services reached 172.0 million in over 150 countries, representing a sizeable share of the fast-growing market for mobile Internet services.

Our services cater to the needs of consumers and enterprises in the usage of their mobile devices and we believe we are well positioned to capture market opportunities presented by the rapidly evolving mobile Internet industry. Our cloud-client computing platform combines our cloud-side mobile security knowledge repository and our client-side applications to provide real-time mobile anti-malware, anti-spam, privacy protection, data backup and restore and other services to users worldwide. Leveraging our cloud-side resources, we believe we have compiled one of the most comprehensive mobile security knowledge repositories in the world, which continues to grow as new security threats are identified through our proprietary dynamic technology or through the contribution of security knowledge from our rapidly growing user base and mobile ecosystem participants. In addition, we offer user-centric client-side mobile security, privacy and productivity applications optimized for mobile devices. The continued growth of our mobile security repository and user base will help us maintain our global leadership and widen the gap between our competitors and us.

Our vision is to become the most trusted mobile Internet cloud service company to consumers and enterprises. We began our business by offering consumers mobile security services to address fundamental and rapidly growing needs of mobile users. Building upon the success of our mobile security offerings, we expanded our service solutions to protect privacy and enhance productivity of mobile usage for consumers. We also extended mobile security and productivity products to enterprise customers. Our services are compatible with a wide range of handset models and almost all currently available operating systems for smartphones, including iOS, Android, Windows Phone and BlackBerry OS. We also collaborate closely with other mobile ecosystem participants, including chipmakers, handset manufacturers, wireless carriers, third party payment channels, retailers and other distribution channels in order to broaden the reach of our services and increase our revenues per user.

We offer services to users globally through a “Freemium” subscription business model. Our Freemium offerings provide users with free services and the ability to upgrade to a selection of premium services to meet individual needs. The scale of our services portfolio allows us to provide a wide range of free services to address fundamental user requirements. These free services allow us to build a large user base while enhancing user engagement and loyalty. We also offer a selection of fee-generating premium services to monetize our large user base. Such services are bundled with our free offerings for users who elect to pay for additional protection and enhanced productivity. We are able to renew a significant portion of the paying users of our premium services. Moreover, our back-end architecture, which is based on our proprietary business and operations support system (BOSS), enables us to analyze customer in-app usage behaviors data continuously and price our services dynamically.

Our current service offerings include:

•

Mobile Security: Our mobile security services are designed to protect users from mobile malware threats, data theft and privacy intrusion. We provide mobile malware scanning, Internet firewall, account and communication safety, anti-theft, performance optimization, hostile software rating and reporting and other services.

•

Mobile Privacy: Our mobile privacy services are designed to protect users’ privacy. We provide functions that allow users to store and modify contacts, call logs, SMS, videos and pictures in a secure environment.

•

Mobile Productivity: Our mobile productivity services are designed to intelligently enhance time and relationship management, including screening incoming calls, filtering unwanted spam, SMS messages, protecting communication privacy and managing calendar activities. In addition, we offer cloud-side synchronization of personal data, including address books, text messages, calendars and other data.

•

Personalized Cloud: We provide personalized cloud through “NQ Space”, which is accessible by users across a variety of Internet-enabled devices. These services utilize synchronized user information to provide a tailored user experience and extend the functionalities of our core services. For example, mobile users’ contact information which has been stored in the cloud can be used to seamlessly link calendar activities across related contacts.

Since our inception, we have focused on building a large and engaged user base. Our cumulative registered user accounts reached 172.0 million as of March 31, 2012, of which 38.9% were overseas registered user accounts. Our average monthly active user accounts for the three months ended March 31, 2012 were 60.1 million, compared to 30.3 million for the three months ended March 31, 2011; our average monthly paying user accounts for the three months ended March 31, 2012 were 6.5 million, compared to 3.7 million for the three months ended March 31, 2011.

We generate revenues primarily through the sale of user subscriptions to our premium mobile Internet services. We have grown significantly since we commenced our operations. Our total net revenues increased from $5.3 million in 2009 to $40.7 million in 2011, representing a CAGR of 178.0%. The contribution from our international operation increased from 21.0% in 2009 to 43.4% in 2011, demonstrating our rapidly expanding global footprint. We incurred a net loss of $5.2 million in 2009 and achieved a net income of $10.3 million in 2011. Our net loss/income amounts reflect the impact of non-cash share-based compensation expenses of $1.2 million in 2009 and $10.7 million in 2011. For the three months ended March 31, 2012, our total net revenues reached $16.0 million, representing 109.6% year-over-year growth compared to the three months ended March 31, 2011. The contribution from our international operations also increased to 44.8% for the three months ended March 31, 2012, compared to 39.1% in the same period last year. We have a net income of $2.1 million for the three months ended March 31, 2012, compared to a net income of $1.7 million for the three months ended March 31, 2011.

Our Industry

In the past decade, advances in wireless technologies and increasingly sophisticated yet affordable mobile devices have led to robust demand for mobile Internet services. Mobile entertainment and other functionalities have enabled mobile phones to symbolize a lifestyle and to no longer serve as a mere means of communication. As of December 31, 2011, there were 6.0 billion mobile subscribers worldwide, and the number of mobile subscribers worldwide is expected to reach 8.4 billion by the end of 2016.

Early mobile services were primarily based on short message service, or SMS, technology and were largely focused on other simple applications. Advancements in mobile technology and devices have led to the development of a new generation of advanced services, which address the need for more effective and efficient use of mobile devices. The increasing variety and complexity of applications and services available, including image-sharing, location-based services, emails, social network and personal information management, have integrated mobile devices usage as a part of our lives. Also, the advent of cloud platforms has further accelerated the demand and usage of mobile internet services.

Developers have created a large universe of mobile applications to meet growing user requirements. The applications developed started by addressing the needs of consumers and later extended to serving enterprises. The mass adoption of applications makes mobile devices increasingly susceptible to security threats due to the increasing mobile data traffic associated with mobile device usage. According to Cisco’s VNI Mobile Forecast, global mobile data traffic was 597 Petabytes per month in 2011, the equivalent of 149 million DVDs each month or 1,646 million text messages each second, and is expected to grow approximately 18-fold from 2011 to 2016, reaching 10.8 Exabytes per month in 2016. The average smartphone generated 150 megabytes of mobile data traffic per month in 2011 and is expected to grow approximately 50-fold from 2011 to 2016, at a compound growth rate of 119% and representing 48% of total mobile data traffic in 2016. The proliferation of applications on mobile devices has led users to process and store more personal data on mobile devices, and has created the need for third-party mobile services to help users protect privacy, manage their personal data and privacy protection more efficiently, and optimize the performance, security and privacy of their mobile devices in a secure environment.

Our Competitive Strengths

We believe the following strengths enable us to proactively identify the trends of the mobile industry and develop innovative services to address user needs, thus making us a pioneer of the fast-growing mobile security, privacy and productivity services industry:

•	leading position in the mobile security, privacy and productivity services market with a large and fast-growing global user base,

•	comprehensive and flexible Freemium subscription-based service offering,

•	sophisticated and proprietary business and operation support systems,

•	proprietary technology and strong research and development capabilities,

•	diversified user acquisition and payment channels based on strong relationships with key players in the mobile ecosystem, and

•	global management team with strong industry track record.

Our Strategies

We aim to become the most trusted mobile Internet cloud service company by providing trusted intelligent mobile experiences to our users. Our goal is to further expand and monetize our large and rapidly growing user base and become a global leader in the mobile security, privacy and productivity services industry. We intend to pursue the following strategies to achieve our goal of expanding and monetizing our user base:

•	further diversify and enhance our services portfolio,

•	maintain and strengthen our technology leadership,

•	further expand our business in overseas markets,

•	strengthen and diversify collaborative relationships with key players in the mobile ecosystem,

•	further build on our consumer brand while expanding into the enterprise market, and

•	pursue strategic alliance and acquisition opportunities.

Our Challenges

We expect to face risks and uncertainties, including those relating to:

•	growth of the mobile security, privacy and productivity industry,

•	our ability to further expand and monetize our user base,

•	our ability to retain our current users or to attract our existing paying users to renew their subscriptions of our services,

•	our ability to continue to develop and offer mobile security, privacy and productivity services that appeal to users,

•	our ability to keep up with the technological developments in the evolving mobile Internet industry and maintain our technological leadership,

•	our ability to maintain strong relationships with key players in the mobile ecosystem,

•	our ability to manage our global expansion effectively and cost-efficiently,

•	our ability to expand through potential mergers and acquisitions and the integration of businesses thus acquired,

•	our ability to effectively expand into the enterprise market,

•	the complex system of regulations governing the telecommunications and software development industries in China, and

•	risks associated with our control over our consolidated affiliated entity and its subsidiary, which is based on contractual arrangements rather than equity ownership.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties associated with our business and investing in our ADSs.

Recent Developments

Since March 31, 2012, certain recent developments have taken place in our business operations.

In May 2012, we entered into an acquisition agreement to acquire 55% equity interest in Beijing NationSky Network Technology Co., Ltd., or NationSky, through Beijing NetQin Technology Co., Ltd., or Beijing Technology. Headquartered in Beijing, China, NationSky provides device agnostic managed mobile services, mobile device management services and other mobile SaaS offerings to over 1,000 enterprise customers in China.

We are currently in the process of setting up a wholly owned subsidiary, NQ Mobile International AG, or NQ Global, in Switzerland. We expect to finalize all setup documents and obtain official approval for NQ Global by the end of June 2012. We plan to conduct a portion of our overseas operations through NQ Global, such as operations in North America, Latin America, Europe, Japan, Korea and India.

Corporate History and Structure

We commenced operations on October 21, 2005 when our founders incorporated Beijing Technology in China. Beijing Technology is primarily engaged in the research and development of products and services related to mobile security, privacy and productivity. On March 14, 2007, our founders incorporated NetQin Mobile Inc., which was later renamed to NQ Mobile Inc. in April 2012, the offshore holding company for our operations in China, in the Cayman Islands.

On May 15, 2007, we established our wholly owned subsidiary, NetQin Mobile (Beijing) Co., Ltd., or NetQin Beijing, in China.

On April 26, 2010, we established NetQin International Ltd., or NetQin HK, in Hong Kong; NetQin HK became the directly wholly owned subsidiary of NQ Mobile Inc. and the immediate holding company of NetQin Beijing. NetQin HK conducts part of our business activities and operations outside of China.

On November 5, 2010, we established NetQin US Inc., which was later renamed to NQ Mobile US Inc., or NQ US, in the United States. NQ US is the directly wholly owned subsidiary of NQ Mobile Inc. The major functions of NQ US include analyzing market information in the U.S. mobile industry.

On December 2, 2011, we established Taiwan NetQin Technology Limited, or NetQin Taiwan, in Taiwan, which became the directly wholly owned subsidiary of NQ Mobile Inc. NetQin Taiwan is expected to primarily engage in marketing and sales of our products in Taiwan.

On February 21, 2012, Beijing Technology set up a wholly owned subsidiary, QingYun (Tianjin) Financial Management Co., Ltd., or Tianjin QingYun. Tianjin QingYun is expected to primarily engage in investment consulting and management services.

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services. To comply with these restrictions, we conduct our operations in China primarily through contractual arrangements between our wholly owned PRC subsidiary, NetQin Beijing, and our affiliated entity, Beijing Technology. Beijing Technology holds the qualifications, licenses and permits necessary to conduct our operations in China.

NetQin Beijing, as our wholly owned subsidiary, has entered into a series of contractual agreements with Beijing Technology and its shareholders, which enable us to:

•	exercise effective control over Beijing Technology;

•

receive substantially all of the economic benefits of Beijing Technology in consideration for the technical and consulting services provided by and the intellectual property rights licensed by NetQin Beijing; and

•	hold an exclusive option to purchase all of the equity interests in Beijing Technology when and to the extent permitted under PRC laws, regulations and legal proceedings.

As a result of these contractual arrangements, we are considered the primary beneficiary of Beijing Technology, and we treat it as our consolidated affiliated entity under the accounting principles generally accepted in the United States, or U.S. GAAP. We have consolidated the financial results of Beijing Technology in our consolidated financial statements in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Related Party Transactions.”

The following chart illustrates our corporate structure as of the date of this prospectus:

Notes: (1)	We are currently in the process of setting up NQ Global in Switzerland, and expect to finalize all setup documents and obtain official approval for NQ Global by the end of June 2012.
(2)	Beijing Technology is our consolidated affiliated entity established in China and is 52.00% owned by our chairman and co-chief executive officer, Dr. Henry Yu Lin, 33.25% owned by one of our directors, Xu Zhou and 14.75% owned by Dr. Vincent Wenyong Shi, our chief operating officer. The three shareholders of Beijing Technology are the three founders of our company. We effectively control Beijing Technology through contractual arrangements.
(3)	The acquisition agreement for NationSky was signed in May 2012. The remaining 45.0% is currently held by the original founder of NationSky.

Our officers and directors beneficially own in aggregate 44.1% of our outstanding share capital as of the date of this prospectus. Immediately after this offering, our officers and directors will collectively beneficially own             % of our outstanding share capital and             % of our aggregate voting power.

CORPORATE INFORMATION

Our principal executive offices are located at No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing, 100013, the People’s Republic of China. Our telephone number at this address is +86 (10) 8565-5555. Our co-headquarters is located at 4514 Cole Ave Suite 600, Dallas, Texas 75205. Our telephone number at this address is +1 (214) 559-7175. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our telephone at this address is +1 (345) 949-8066.

Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above. Our website is www.nq.com and the information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

CONVENTIONS USED IN THIS PROSPECTUS

In this prospectus, unless the context indicates otherwise, references to:

•	“we,” “us,” “our company,” “our,” and “NQ” refer to NQ Mobile Inc. and its subsidiaries and consolidated affiliated entities, as the context may require;

•	“shares” and “common shares” refer to, prior to the completion of this offering, our common shares, par value $0.0001 per share;

•	“Renminbi” or “RMB” refers to the legal currency of China;

•

“registered user account” or “activated user account” means a user account that was registered with us. We calculate registered user accounts as the cumulative number of user accounts at the end of the relevant period. Each individual user may have more than one registered user account and consequently, the number of registered user accounts we present in this prospectus overstates the number of persons who are our registered users;

•	“active user account” for a specific period means the registered user account that has accessed our services at least once during such relevant period; and

•	“paying user account” means the user account that has paid or subscribed for our premium services during the relevant period.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs.

THE OFFERING

ADSs offered by us	1,200,000 ADSs.

ADSs offered by the selling shareholders	4,800,000 ADSs.

Price per ADS	US$ .

The ADSs	Each ADS represents five Class A common shares.

Common Shares represented by ADSs sold in this offering	30,000,000

ADSs outstanding immediately after this offering	19,260,363 ADSs (or 20,160,363 ADSs if the underwriters exercise their over-allotment option in full)

Common shares outstanding immediately after this offering	210,017,228 common shares (or 210,017,228 common shares if the underwriters exercise their over-allotment option in full), comprised of (i) 89,893,082 Class A common shares, par value $0.0001 per share, and (ii) 120,124,146 Class B common shares, par value $0.0001 per share.

Option to purchase additional ADSs	The underwriters have the option, exercisable within 30 days from the date of this prospectus, to purchase up to a total of additional 900,000 ADSs from certain selling shareholders.

The ADSs	The depositary will hold the Class A common shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A common shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A common shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for Class A common shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Common shares	Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share.

Only Class A common shares, represented by our ADSs, are being offered in this offering.

Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder and which is not any of our founders or any affiliates of our founders, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares.

In addition, if at any time our three founders, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share shall be automatically and immediately converted into one Class A common share, and we shall not issue any Class B common shares thereafter.

Furthermore, if at any time more than fifty percent (50%) of the ultimate beneficial ownership of any holder of Class B common shares (other than our founders or our founders’ affiliates) changes, each such Class B common share shall be automatically and immediately converted into one Class A common share.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from this offering (after deducting underwriting discounts and commissions and estimated offering expenses payable by us). These estimates are based upon an assumed public offering price of $ per ADS (the closing trading price of our ADSs on the NYSE on , 2012).

We intend to use the net proceeds from this offering as follows:

•	approximately $5 million for investment in enterprise business; and

•	the remainder for general corporate purposes, including working capital needs, and for potential investments and acquisitions.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

See “Use of Proceeds” for more information.

NYSE symbol	NQ

Depositary	Deutsche Bank Trust Company Americas

Lock-up	We and all of our directors, executives and selling shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, shares or similar securities for a period of 90 days after the date of this prospectus, subject to certain exceptions. Certain of our significant shareholders have not entered into any such lock-up agreement, and may be able to sell their shares prior to the expiration of the 90-day lock-up period. See “Underwriting” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

The number of common shares that will be outstanding immediately after this offering:

•	is based upon 219,694,558 common shares outstanding as of the date of this prospectus;

•

excludes 44,561,906 common shares issuable upon the exercise of options, restricted shares and restricted ADSs outstanding as of the date of this prospectus, of which 24,486,906 common shares are issuable upon exercise of options at a weighted average exercise price of $0.95 per share; and

•	excludes 2,688,905 common shares reserved for future issuances under our 2011 Share Incentive Plan as of the date of this prospectus.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents the summary consolidated financial and operating data for our company. The summary consolidated statements of comprehensive income data for the three years ended December 31, 2009, 2010 and 2011 and the summary consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included in this prospectus beginning on page F-1. The summary consolidated statement of comprehensive income data for the three-month periods ended March 31, 2011 and 2012 and the summary consolidated balance sheet data as of March 31, 2012 have been derived from our unaudited interim condensed consolidated financial information, which are included in this prospectus beginning on page F-43. Our summary consolidated balance sheet data as of December 31, 2009 has been derived from our audited financial statements not included elsewhere in this prospectus. Our summary consolidated financial information is prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary consolidated financial and operating data in conjunction with the audited consolidated financial statements and related notes, unaudited interim condensed consolidated financial information and related notes, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands of dollars, except for share, per share and per ADS data)
Summary Consolidated Statements of Comprehensive Income Data:
Net revenues:
Premium mobile Internet services	5,014	15,268	36,202	6,570	13,885
Other services	250	2,427	4,469	1,052	2,091

Total net revenues	$5,264	$17,695	$40,671	$7,622	$15,976
Cost of revenues(1)	(2,812)	(5,193)	(8,057)	(1,503)	(3,421)

Gross profit	2,452	12,502	32,614	6,119	12,555

Operating expenses:
Selling and marketing expenses(1)	(3,344)	(4,436)	(7,955)	(1,453)	(3,192)
General and administrative expenses(1)	(2,139)	(14,750)	(14,024)	(2,124)	(6,539)
Research and development expenses(1)	(2,312)	(2,959)	(5,095)	(999)	(1,485)

Total operating expenses	(7,795)	(22,145)	(27,074)	(4,576)	(11,216)

(Loss)/Income from operations	(5,343)	(9,643)	5,540	1,543	1,339

(Loss)/Income before income taxes	(5,151)	(9,422)	10,228	1,717	2,073

Income tax (expense)/benefit	—	(401)	(97)	11	(65)
Share of (loss)/profit of an associate	—	(7)	119	(66)	123

Net (loss)/income	($5,151)	($9,830)	$10,250	$1,662	$2,131

Net (loss)/income attributable to the non-controlling interest	1	3	1	(4)	—

Net (loss)/income attributable to NQ Mobile Inc.	(5,150)	(9,827)	10,251	1,658	2,131

Net (loss)/income attributable to common shareholders	($6,543)	($17,053)	$8,121	$127	$2,131

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands of dollars, except for share, per share and per ADS data)
Net (loss)/earnings per common share:
Basic	($0.1549)	($0.3432)	$0.0468	$0.0021	$0.0092
Diluted	($0.1549)	($0.3432)	$0.0429	$0.0016	$0.0088
Net (loss)/earnings per ADS:(2)
Basic	($0.7745)	($1.7160)	$0.2340	$0.0105	$0.0460
Diluted	($0.7745)	($1.7160)	$0.2145	$0.0080	$0.0440
Weighted average number of common shares outstanding:
Basic	42,251,533	49,683,230	173,373,462	59,373,030	230,516,523
Diluted	42,251,533	49,683,230	193,537,974	81,296,286	242,951,657

Notes: (1)	Share-based compensation expenses included:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands of dollars)
Cost of revenues	$13	$19	$130	$7	$52
Selling and marketing expenses	35	102	1,923	69	427
General and administrative expenses	1,087	12,299	7,895	1,249	3,574
Research and development expenses	43	146	724	115	203

(2)	Each ADS represents five Class A common shares. Net (loss)/earnings per ADS is calculated based on net (loss)/ earnings per common share multiplied by five.

	As of December 31,			As of March 31,
	2009	2010	2011	2012
	Actual	Actual	Actual	Actual	As Adjusted(1)
	(in thousands of dollars)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,704	$17,966	$69,510	$58,888
Term deposits	2,197	11,279	58,563	72,129
Accounts receivable	1,309	10,081	21,379	25,138
Total assets	10,339	48,404	160,482	171,890
Total liabilities	2,161	5,749	12,231	17,010
Total shareholders’ (deficit)/equity	(10,173)	(8,323)	148,251	154,429

Note: (1)

The unaudited consolidated balance sheet data as of March 31, 2012 are adjusted to give effect to the sale of 6,000,000 Class A common shares in the form of ADSs by us in this offering at an assumed public offering price of $             per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The assumed public offering price is $             per ADS, the closing trading price of our ADSs on the NYSE on              2012.

Non-GAAP Financial Measures

To supplement the net income/(loss) presented in accordance with U.S. GAAP, we use adjusted net income/(loss) as a non-GAAP financial measure. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. We present adjusted net income/(loss) because it is used by our management to evaluate our operating performance, in addition to net income/(loss) prepared in accordance with U.S. GAAP. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses.

The use of adjusted net income/(loss) has material limitations as an analytical tool. One of the limitations of using adjusted net income/(loss) is that it does not include share-based compensation expenses, which have been and will continue to be a significant recurring expense in our business. In addition, because adjusted net income/(loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income/(loss) as a substitute for or superior to net income/(loss) prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth the calculation of adjusted net income/(loss), which is determined by adding back share-based compensation expenses to our net income/(loss) presented in accordance with U.S. GAAP.

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands of dollars)
Net (loss)/income	($5,151)	($9,830)	$10,250	$1,662	$2,131
Add: share-based compensation expenses	1,178	12,566	10,672	1,440	4,256

Adjusted net (loss)/income	(3,973)	2,736	20,922	3,102	6,387

Selected Operating Data

We monitor certain key operating metrics that we believe are important to our financial performance. As our business evolves and we continue to gain further insight into our growing business, we may change the method of calculating our key operating metrics to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business.

Our registered user accounts and active user accounts overstate the actual number of our individual registered users and active users, respectively. For more information, see “Risk Factors—Risks Related to Our Business and Industry—The number of our registered user accounts overstates the number of unique individuals who register to use our products. Our active user and paying user account figures may differ from the actual numbers of active and paying user accounts.”

We describe below how we calculate each of the registered user accounts, active user accounts and paying user accounts as well as certain limitations of these calculation metrics.

Registered user accounts. We define registered user accounts as the number of user accounts at the end of the period. The number of registered user accounts is not intended to measure the number of individual users, as an individual who has more than one smartphone may create a separate account for each device. We monitor our number of registered user accounts as a measure of the success of our user acquisition strategy.

Active user accounts. We define active user accounts for a specific period as the registered user accounts that have accessed our services at least once during such period. We monitor our number of active user accounts as a measure of the engagement level of our users.

Paying user accounts. We define paying user accounts for a specific period as the registered user accounts that have paid or subscribed for our premium services during such period. We monitor our number of paying user accounts as a measure of our ability to monetize our user base.

The following tables set forth cumulative registered user accounts as of December 31, 2009, 2010 and 2011 and March 31, 2011 and 2012, respectively, as well as the average monthly active user accounts and average monthly paying user accounts for the three months ended December 31, 2009, 2010 and 2011 and March 31, 2011 and 2012, respectively.

	As of December 31,			As of March 31,
	2009	2010	2011	2011	2012
	(in millions)
Cumulative registered user accounts	35.6	71.7	146.7	86.0	172.0
China	26.9	48.5	91.6	57.4	105.2
Overseas	8.7	23.2	55.1	28.6	66.8

	Three Months Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in millions)
Average monthly active user accounts	12.0	25.4	52.3	30.3	60.1
China	9.1	17.4	32.9	20.1	36.4
Overseas	2.9	8.0	19.4	10.2	23.7
Average monthly paying user accounts	1.1	3.2	5.6	3.7	6.5
China	1.0	2.5	4.0	2.8	4.6
Overseas	0.1	0.7	1.6	0.9	1.9

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in October 2005 and have experienced rapid growth since then. As such, we have a limited operating history for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate our prospects because we may not have sufficient experience to address the risks frequently encountered by fast-growing companies entering new and rapidly evolving markets such as the mobile security, privacy and productivity markets. We incurred net losses in 2009 and 2010, and although we achieved profit position in 2011 and the first three months in 2012, we may incur losses in the future. Our ability to achieve, maintain and increase net profit may be affected by various factors including the development of our industry, the continued acceptance of our products and services by users, our ability to maintain good relationships with other participants in the mobile ecosystem and our ability to control our costs and expenses. We may not be able to sustain our profitability on a quarterly or annual basis. Due to our limited operating history, our historical growth rate may not be indicative of our future performance. We cannot assure you that we will grow at the same rate as we did in the past. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with a limited operating history may encounter or to which such companies may be exposed.

Our Freemium subscription business model is new in our industry and we may not be able to continuously meet user demand and increase the number of paying users, which may have material and adverse effects on our business and results of operations.

We offer our services to users globally through an innovative “Freemium” subscription business model. Our Freemium subscription business model provides users with free services and ability to upgrade to a selection of premium services to meet individual needs. This model is relatively new in the mobile security, privacy and productivity industry. The success of our business model depends on, among other factors, our ability to convert our registered user accounts into paying user accounts by improving and marketing our existing products and services and developing and pricing new products and services in response to evolving user needs. Although we constantly monitor and research user needs, we may be unable to meet user demands on a continuous basis or anticipate future user demands, which may adversely affect our ability to convert free user accounts into paying user accounts, and materially and adversely affect our business and results of operations. In addition, we may not be able to maintain and increase the prices of our premium products and services, which may have material and adverse effects on our growth and prospects.

The mobile security, privacy and productivity industry may not grow as quickly as expected, which may materially and adversely affect our business and prospects of future growth.

Our business and prospects depend on the continued development of the mobile security, privacy and productivity industry in China and overseas. As a relatively new industry, the mobile security, privacy and productivity industry has only begun to experience substantial growth in recent years both in terms of number of users and revenues. We cannot assure you, however, that the industry will continue to grow as rapidly as it did in the recent past. The growth of the mobile security, privacy and productivity industry is affected by numerous factors, such as users’ general communication experience, technological innovations, development of smartphones and other mobile devices, development of mobile Internet-based telecommunication services and applications, regulatory changes, and the macroeconomic environment. If the mobile security, privacy and productivity industry in China or globally does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be materially and adversely affected.

Our business is increasingly subject to the risks of international operations, which could significantly affect our financial condition and operating results.

International expansion forms an important component of our growth strategy. Expanding our business internationally exposes us to a number of risks, including:

•	our ability to select the appropriate geographical regions for overseas expansion;

•

difficulty in identifying appropriate local wireless carriers, distributors, retailers, handset companies and/or joint venture partners and establishing and maintaining good cooperation relationships with them;

•	difficulty in understanding local market and culture;

•	fluctuations in currency exchange rates;

•	less favorable payment terms for us under contracts with international users;

•

compliance with foreign laws and regulations that apply to our overseas operations, including import and export requirements, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, and anti-competition regulations; and

•	increased costs associated with doing business in foreign jurisdictions.

Our financial condition and operating results also could be significantly affected by these and other risks associated with overseas activities. Furthermore, we are in the process of implementing policies and procedures designed to facilitate compliance with laws and regulations in foreign jurisdictions applicable to us, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually or in the aggregate materially and adversely affect our financial condition and operating results.

Undetected errors, flaws or failures in our products or services, failure to detect new security threats, failure to respond to security events with sufficient speed and efficiency, or failure to maintain updated knowledge repositories could harm our reputation or decrease market acceptance of our services and products.

Our products and services may contain errors, flaws or failures that may only become apparent after their release, especially in terms of updated versions of our mobile products and services. We receive user feedbacks in connection with errors, flaws or failures in our products and services that affect their user experience from time to time, and such errors, flaws or failures may also come to our attention during our internal testing process. We generally have been able to resolve such errors, flaws or failures in a timely manner, but we cannot assure you that we will be able to detect and resolve all of them effectively or in a timely manner. Undetected errors, flaws or failures in our services and products or failure to detect new security threats or respond to such threats with sufficient speed and efficiency may adversely affect user experience and cause our users to stop using our services and products, which could materially and adversely affect our business and results of operations.

Maintaining comprehensive repositories of mobile viruses, malware and spam massages also helps increase the efficiency and accuracy of our mobile security, privacy and productivity products and services. Failure to maintain updated repositories for these products and services may materially and adversely affect our business and results of operations.

Failure to maintain effective customer support could harm our reputation and our ability to retain users, which may materially and adversely affect out results of operations.

Customer support, including customer service and technical support, is critical to retaining current users and attracting potential users, and we may not be able to maintain and continually improve the quality of our customer service and technical support to meet mobile users’ expectations. Our business is significantly affected by the overall size of our user base and our ability to monetize our user base, which in turn are determined by, among other factors, user experience of our services and products. If our mobile security, privacy and productivity products and services contain errors or other flaws, or if we otherwise fail to provide effective customer service, our users may be less inclined to use our services or recommend us to other potential users, and may switch to our competitors’ mobile services. Some China-based Internet companies have experienced group complaints, sometimes organized by their competitors or people attempting to profit from such complaints. If we face similar group complaints in a short time frame, we may not be able to effectively handle customer service requests from our users. Unsatisfactory customer support can disrupt our operations, adversely affect the user experience, harm our reputation, cause our users to stop using our services, and lower the market acceptance of our products and services, any of which may materially and adversely affect our results of operations.

If we fail to execute our business model of adding compelling new services and monetizing of our registered and active user base, our business, results of operations and financial condition will be materially and adversely affected.

We may be unsuccessful in executing our business model of adding compelling new services and monetizing our registered and active user base. Our primary means of monetizing our active user base has been providing our users with diversified security, privacy and productivity service offerings. For example, we are introducing services catering to families which will include security and privacy services. If our family service or other new services are not accepted by our users, our business and financial performance will suffer. In addition, we may introduce new services beyond our current offerings, which may not be accepted by users and, as a result, affect our revenue growth and operations. If we cannot develop or maintain additional channels of monetizing our registered and active user base and introduce additional services that users find compelling, we will not be able to continue our recent growth and increase our revenues and profitability.

We operate in a relatively new, rapidly evolving industry. If we fail to keep up with technological developments and mobile device users’ changing requirements, our business, financial condition and results of operations may be materially and adversely affected.

The mobile security, privacy and productivity industry is a relatively new industry without a long track record, it is rapidly evolving and subject to continuous technological developments. Our success depends on the health of the industry overall and on our ability to keep up with constant new technological developments in the industry and the resulting changes in user behavior. For example, an increasing number of mobile users have been able to access the Internet via an increasing number of different platforms, including Android, Symbian, iOS, BlackBerry OS and Windows Phone. There may also be changes in the industry landscape as different types of platforms compete with one another for market share. For example, Nokia may, as a result of a strategic partnership with Microsoft announced in February 2011, switch from the Meego platform to the Windows Phone platform on some of its smartphone models, thus potentially changing the market demand for mobile products that operate on these two platforms. If we do not adapt our products and services to such changes in an effective and timely manner as more platforms become available in the future, we may suffer loss in market share. Given that we operate in a rapidly evolving industry, we also need to continuously anticipate new security challenges and industry changes and respond to such changes in a timely and effective manner.

Furthermore, changes in technology may require substantial capital expenditures in research and development as well as in modification of products, services or infrastructure. If we fail to keep up with technological developments and continue to innovate to meet the needs of our users, our products and services may become less attractive to users, which in turn may adversely affect our competitiveness, results of operations and prospects.

We may not be able to continue using or adequately protect our intellectual property rights, which could harm our business and competitive position.

We believe that patents, trademarks, trade secrets, copyright, and other intellectual property we use are important to our business. We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Some of the intellectual property used in our business operations are held by our founders and a third party. We have entered into a license agreement to use such intellectual property for our business operations, but if the individuals holding the intellectual property fail to perform under these license agreements or if the agreements are terminated for any reason, our business and results of operations may be negatively impacted, and if we are deemed to be using such intellectual property without due authorization, we may become subject to legal proceedings or sanctions which could harm our business and results of operations. In addition, we have also invested significant resources to develop our own intellectual property. Failure to maintain or protect intellectual property rights could harm our business, and any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

The validity, enforceability and scope of protection available under intellectual property laws with respect to the mobile and Internet industries in China, where all of our operations and a significant part of our business are located, are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been somewhat deficient. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may not be able to manage our expansion effectively and our current and planned resources may not be adequate to support our expanding operations; consequently, our business, results of operations and prospects may be materially and adversely affected.

We have experienced rapid growth since we commenced operations and began offering our first anti-virus services and products for mobile phones in 2005. The number of our cumulative registered user accounts increased from 35.6 million as of December 31, 2009 to 172.0 million as of March 31, 2012. Our rapid expansion may expose us to new challenges and risks. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to obtain, maintain or expand relationships with wireless carriers, handset manufacturer partners, chipmakers and other third-party business partners. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansions effectively, our business, results of operations and prospects may be materially and adversely affected.

We have historically derived a majority of our revenues from our smartphone handset users, which may be affected by fluctuations and changing trends in the smartphone market.

We derive most of our net revenues for the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2012 from applications for use in smartphones. For the year ended December 31, 2011, and the three months ended March 31, 2012, 89.0% and 86.9% of all our net revenues is derived from premium mobile Internet services. Any significant downturn in the overall demand for smartphones could adversely affect the demand for mobile security, privacy and productivity applications, which in turn would materially reduce our revenues. Although the smartphone market has grown rapidly in recent years, it is uncertain whether the number of smartphones to be manufactured will grow at a similar rate in the future. To the extent that our future revenues substantially depend on sales of smartphones, our business would be vulnerable to any downturns in the smartphone market.

A significant portion of our revenues historically have been attributable to the users of a limited number of wireless carriers and smartphone manufacturers, and if we are unable to maintain these key relationships or establish new relationships with additional wireless carriers and smartphone manufacturers, our revenues would be adversely affected.

In the value-added telecommunications market, wireless carriers and handset manufacturers generally have the power to select software and application suppliers. We have established strong relationships with certain wireless carriers and handset manufacturers, and we anticipate that a limited number of wireless carriers and handset manufacturers, particularly smartphone manufacturers, will continue to represent a significant percentage of our revenues for the foreseeable future. However, there is no assurance that we would be able to continue our current arrangements with these wireless carriers and handset manufacturers on similarly favorable terms or at all, and we are not guaranteed any minimum level of revenues from them. We cannot assure you that revenues derived from collaboration with such wireless carriers and handset manufacturers will reach or exceed historical levels in any future period. The loss of one or more of such key wireless carriers or smartphone manufacturers, whether due to a change of control or bankruptcy or other causes, a reduction in mobile devices with our products preinstalled, or our failure to attract additional key wireless carriers and handset manufacturers, would adversely affect our revenues.

We depend on wireless carriers and mobile payment service providers as well as other third party service providers for the collection of a substantial portion of our revenues, and any loss or deterioration of our relationship with wireless carriers, mobile payment service providers or any of these third-party service providers may result in disruptions to our business operations and the loss of revenues.

For the years ended December 31, 2009, 2010 and 2011, and the three months ended March 31, 2012, a substantial portion of our revenues were collected through the payment channels of wireless carriers, in addition to being collected through other third party service providers, including pre-paid card distributors and other mobile service providers. We cooperate with wireless carriers, either directly or through mobile payment service providers. Wireless carriers provide us with billing and collection services for a fixed percentage of the total billing. If we cooperate with wireless carriers through mobile payment service providers and pre-paid card distributors, we share the payments with them. Substantially all of our net revenues were collected through wireless carriers and mobile payment service providers in 2009, more than half of our net revenues were collected through wireless carriers and mobile payment service providers in 2010, and in 2011 and the first three months in 2012, a substantial portion of our revenues were collected through wireless carriers, mobile payment service providers, pre-paid card distributors and other mobile service providers. If the payment channels or collection systems of wireless carriers, mobile payment service providers or any third-party service providers we use for the collection of our revenues becomes unavailable or malfunctions, we may experience delays associated with attempts to resolve the problems, which may result in a loss of revenues to us. This problem may be particularly serious if a wireless carrier is involved, because several large wireless carriers hold dominant positions in their respective markets and therefore may occupy a relatively important position in our revenue collection. In addition, any loss or deterioration of our relationships with wireless carriers, mobile payment service providers, pre-paid card distributors and other mobile service providers may result in disruptions to our business operations, the loss of our revenues and a material and adverse effect on our financial condition and results of operations.

Our relationships with mobile payment service providers and pre-paid card distributors are also critical for us to collect sales proceeds. For example, net revenues generated through our top mobile payment service provider, Tianjin Yidatong Technology Development Co., Ltd., or Yidatong, as a percentage of our total net revenues, were 20.0%, 21.4%, 25.8% and 26.8% in 2009, 2010, 2011 and the three months ended March 31, 2012, respectively. Yidatong charges us at a lower fee rate than other mobile payment service providers through which we cooperate with wireless carriers. Our agreement with Yidatong has a term of five years and will expire in June 2015. If mobile payment service providers, especially those through which we generate significant revenues, do not perform their contracts with us due to any negative publicity or any other reason, our business and results of operations may be materially and adversely affected. In addition, if mobile payment service providers and pre-paid card distributors increase the fee rates they charge us or if our relationships with them deteriorate, our business and results of operations would be adversely affected.

A significant percentage of our total revenue comes from subscriptions to our premium products, which may not be renewed.

Historically, a significant majority of our active user accounts have used our free services. Our growth strategy is based in part on offering premium products on top of our free products and services and to attract users to renew their subscriptions. To the extent we are not able to attract existing users to renew subscriptions to our services or attract existing users to purchase new services, our ability to generate revenues from premium mobile Internet services would be adversely affected.

We generally provide our premium products and services pursuant to one-year and two-year subscriptions, after which the relevant product or services either cease to operate or are no longer updated with the latest online threat information (rendering the product increasingly less useful as new threats emerge). In 2009, 2010 and 2011, subscription revenue from premium mobile Internet services accounted for 95.3%, 86.3% and 89.0% of our total revenues, and in the three months ended March 31, 2012, subscription revenue from premium mobile Internet services accounted for 86.9% of our total revenues. While we offer our paying user accounts the option to renew their subscriptions, a portion of them choose not to renew. We have taken steps to increase our renewal rates by, for example, adding an auto-renew option on our premium services, but there can be no assurance that these efforts will be successful in increasing our renewal rates. Any failure to maintain or improve the renewal rates of our subscriptions or to attract new subscriptions could have a material adverse effect on our results of operations. Uncertainty about the renewal rates of our subscription users also limits visibility with respect to future revenues from subscription to premium mobile Internet services.

The success of our business depends on our ability to maintain and enhance a strong brand; failure to do so may result in a reduced number of user accounts and material and adverse effects on our business, financial condition and results of operations.

We believe that maintaining and enhancing our “NQ Mobile,” “NQ” and other brands is of significant importance to the success of our business. A well-recognized brand is critical to increasing the number of our user accounts and, in turn, enhancing our attractiveness to the top mobile device manufacturers. Since the mobile security, privacy and productivity industry is highly competitive, maintaining and enhancing our brand depends largely on our ability to retain our current position as a market leader in China and a significant market player in the rest of the world, and the retaining of such position may be difficult and expensive.

Historically, with our comprehensive and reliable mobile security, privacy and productivity services, we have established our reputation and our market position. In April 2012, we changed our name from “NetQin Mobile Inc.” to “NQ Mobile Inc.” and commenced relevant advertising campaigns under the new corporate name. Although we have conducted and will continue to conduct various marketing and brand promotion activities to enhance our NQ brand name and publicize our new corporate name, our users may not be receptive or respond positively to these changes, and we cannot assure you that these promotional activities will be successful and achieve the brand promotion effect we expect. Any failure to maintain and enhance our brand may result in a reduced number of user accounts and material and adverse effects on our business, financial condition and results of operations.

The negative publicity and allegations in the media against Beijing Feiliu Jiutian Technology Co., Ltd., or Beijing Feiliu, and us in March 2011 may have adversely affected, and similar future negative publicity may also adversely affect, our brand, public image and reputation, which may seriously harm our ability to attract and retain users and business partners and result in a material adverse impact on our business, results of operations and prospects.

On March 15, 2011, a program broadcast by China Central Television Station, or CCTV, reported various complaints of certain alleged fraudulent practices by Beijing Feiliu Jiutian Technology Co., Ltd., or Beijing Feiliu, a company in which we hold a 33% equity interest, and by us. Such alleged fraudulent practices included uploading malware or viruses to imported mobile phones to promote our mobile security products. Subsequently, many news articles in China and overseas reported on CCTV’s negative publicity about Beijing Feiliu and us with additional allegations.

We have interviewed our employees and reviewed our mobile security products and found no evidence of malware or the alleged fraudulent practices. We also understand that Beijing Feiliu also interviewed their employees and examined or tested their mobile software products and did not find any evidence of malware or alleged fraudulent practices.

Beijing Feiliu submitted the two versions of its download software mentioned in the CCTV program for testing and certification with the PRC State Information Center Software Testing Center, or SICST, a national level certification organization approved by the PRC National Development and Reform Commission, in March 2011. According to SICST, Beijing Feiliu’s software met SICST’s testing requirements and does not have the function to automatically download any third-party software without user authorization, and does not bundle with any third-party software that does so. In March 2011, Beijing Feiliu also submitted the two versions of its download software mentioned in the CCTV program for testing and verification with the Computer Technology Security Test Center of the Ministry of Industry and Information Technology, or CTSTC, a security test center approved by the Ministry of Industry and Information Technology, or MIIT. After performing tests on the software, CTSTC concluded that Beijing Feiliu’s download software in fact can be installed normally and uninstalled successfully, and that no applications were downloaded or added to the installed application list other than the download software itself.

Although we do not believe that we have committed any wrongdoings and we do not have any reason to believe that Beijing Feiliu has engaged in any fraudulent practices, CCTV has wide coverage and perceived authority over public opinion and the negative publicity by CCTV and other media may have adversely damaged our brand, public image and reputation; this incident and similar future negative publicity may seriously harm our ability to attract and retain users and result in a material adverse impact on our results of operations and prospects. For example, although no business partners terminated any contract or cooperation agreements with us as a result of the abovementioned CCTV report, some of our products were taken off third-party online platforms for a time; and although such platforms later added our products back into their product offerings list, we cannot guarantee that similar events would not occur in the future as a result of similar negative publicity. Negative publicity in relation to our services or products, regardless of its veracity, could seriously harm our brand, public image and reputation which in turn may result in a loss of users and business partners and have a material adverse effect on our business, results of operation and prospects.

We depend on the billing and payment systems of third parties such as wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors; if these systems fail to accurately account for or calculate the revenues generated from the sales of our mobile products and services, our results of operations may be adversely affected. In addition, any payment delays or failures by these wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors could significantly harm our cash flow and profitability.

We depend on the billing and payment systems of third parties such as wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors to maintain accurate records of payments of sales proceeds by users and collect such payments. We receive periodic statements from these third parties which indicate the aggregate amount of fees that were charged to users for our products and services. Although our proprietary Business and Operation Support System, or BOSS, when reconciled with the systems of the relevant third parties, can help ensure maximum accuracy in the user data and payment we receive from these business associates, inaccurate reporting is still possible and our business and results of operations could be adversely affected if these third parties fail to accurately account for or calculate the revenues generated from the sales of our mobile products and services.

We generally offer third parties whose billing and payment systems we use credit terms ranging from 60 to 210 days for overseas payment and from 30 to 90 days for domestic payment. We are experiencing rapid expansion overseas, and the accounts receivable from overseas wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors have longer settlement periods in general. Substantially all of our accounts receivable was due from wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors as of the date of this prospectus. Failure to timely collect our receivables from them, especially from overseas mobile payment service providers, third-party payment processors and pre-paid card distributors, may adversely affect our cash flows. Our wireless carriers, mobile payment service providers and or third-party payment processors may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or inability of current or potential wireless carriers, mobile payment service providers and third-party payment processors to pay us may significantly harm our cash flow and profitability.

We may face increasing competition, which could reduce our market share and materially and adversely affect our business and results of operations.

The mobile security, privacy and productivity application industry is highly competitive. The industry is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, continual improvement in performance characteristics, rapid adoption of technological and product advancements, as well as price sensitivity on part of users. On the mobile security and privacy front, we compete directly with (i) domestic PC/mobile security vendors such as Qihoo 360, Tencent and Kingsoft, (ii) international security software providers such as Symantec, McAfee, AVG, Trend Micro, F-Secure and Kaspersky, and (iii) other emerging companies offering mobile security and privacy products, such as Lookout. While we have focused on providing mobile security and privacy services since the founding of our company, most of our competitors are traditional PC anti-virus providers who recently entered into the mobile security market. On the mobile productivity front, we compete with services such as Apple MobileMe, although we are not in direct competition with them because we are manufacturer-neutral and platform neutral, whereas products and services such as Apple MobileMe are largely limited by platform or mobile device manufacturer.

We may also face competition from alliances between our existing and new competitors, and new competitors may also emerge. With more entrants into the industry, aggressive price cutting by competitors may result in downward pressure on our gross margins in the future. Some of our existing and potential competitors may have greater financial, technological and marketing resources, stronger relationships with mobile ecosystem participants and a larger portfolio of offerings than we do. Some of our competitors or potential competitors may have greater development experience and resources than we have. If there are new entrants in the market or intensified competition among existing competitors, we may have to provide more favorable revenue-sharing arrangements to mobile ecosystem participants working with us, or cut price of our product and service offerings to retain and attract users which could adversely affect our profitability. If we fail to compete effectively, our market share would reduce and our results of operations would be materially and adversely affected.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could expose us to new risks such as failure to successfully integrate acquired entities a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful, which may negatively affect our business, results of operations, financial condition and prospects.

We plan to grow both organically and through acquisitions, investments, joint ventures or other strategic alliances if the appropriate opportunities arise. For example, in May 2012, we entered into an agreement to acquire 55.0% equity interest in NationSky, a leading provider of mobile services to enterprises in China. These acquisitions, investments, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able to identify suitable future acquisition or investment candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition, investment or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, investments or alliances, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors. These factors include diversion of management’s attention, difficulties in retaining personnel of the acquired companies, unanticipated problems or legal liabilities, and tax and accounting issues. If we fail to integrate acquired companies efficiently, our earnings, revenues, gross margins, operating margins and business operations could be negatively affected.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products and services in which the acquired companies specialize, and the loss of key personnel and user accounts. If we are not able to realize the benefits envisioned for such acquisitions, investments, joint ventures or other strategic alliances, our overall profitability and growth plans may be adversely affected.

If we are not successful in executing our strategy of expanding into the enterprise market, our business and financial condition could be materially and adversely affected.

An important part of our growth strategy is to build on our strong consumer brand while expanding our enterprise-focus business. Sales to enterprises involve risks that may not be present (or that are present to a lesser extent) with sales to individual consumers. These risks include:

•	increased competition from larger competitors that traditionally target enterprise customers and that may already have purchase commitments from those enterprise customers;

•	lower gross and net margins due to the higher costs of revenues and the selling and marketing expenses incurred to develop and expand this new business;

•	increased purchasing power and leverage held enterprise customers in negotiating contractual arrangements with us. For example, they may demand more favorable credit terms;

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longer sales cycles due to a significant evaluation process, and the associated risk that substantial time and resources may be spent on a potential end enterprise customer who elects not to purchase our solutions;

•	delayed purchases due to their longer implementation cycles resulting from budget constraints, multiple approvals, and unplanned administrative, processing and other delays;

•	demands for greater solution functionality and scalability and a broader range of services, including design services and customization to specific industries; and

•	more stringent requirements in support services, including stricter support response time and increased penalties for any failure to meet support requirements.

All these factors add further risks to business conducted with enterprise customers. If we are not successful in executing our strategy of expanding into the enterprise market, our business and financial condition could be materially and adversely affected.

Significant changes in the policies, guidelines or practice of wireless carriers with respect to mobile applications and other content may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.

Governments in the PRC or elsewhere in the world may from time to time issue new policies or guidelines, requesting or stating their requirements for certain actions to be taken by all wireless carriers. A significant change in wireless carriers’ policies or guidelines may cause our revenues to decrease or operating costs to increase. We cannot assure you that our financial condition and results of operations will not be materially and adversely affected by government policy or guideline changes.

For example, in January 2010, China Mobile began implementing series of measures targeted at further improving the user experience from mobile handset embedded services. Under these measures, mobile applications and other content that are embedded in handsets will be required to introduce additional notices and confirmations to users during the purchase of such mobile applications and content. In addition, services based on SMS short codes will be required to be more tailored to the specific mobile applications and content offerings or mobile payment service providers. Such measures make it more burdensome for users to purchase services and products. As a result, some users purchased fewer applications or ceased purchasing altogether. All these may adversely affect our revenues. If similar or more stringent measures are imposed by the government or wireless carriers in the future, our business and results of operations may be materially and adversely affected.

We cannot assure you that any of the governments in the regions we operate or any wireless carriers we work with will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of mobile services and products, notifications to users, the billing of user accounts or other consumer protection measures or adopt other policies that may require significant changes in the way we promote and sell the applications, any of which could have a material adverse effect on our financial condition and results of operations.

Disruption or failure of our cloud-client computing platform and our servers could impair our users’ mobile experience and adversely affect our reputation and results of operations.

Our ability to provide our users with high-security mobile experience depends on the continuous and reliable operation of our cloud-client computing platform and servers. Disruptions, failures, unscheduled service interruptions or decrease in the connection speed could hurt our reputation and cause our users to switch to our competitors’ products and services. Our systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunication failures, undetected errors in the software, computer viruses, hacking and other attempts to harm our network and servers. We may experience network or service interruptions in the future despite our continuous efforts to improve our network and servers.

If we experience frequent or persistent disruptions to our network or servers, whether caused by failures of our own systems or those of third-party payment processors, our users’ mobile experience may be negatively affected, which in turn, may have a material adverse effect on our reputation and results of operations. We cannot assure you that we will be successful in minimizing the frequency or duration of these interruptions.

We may be subject to liabilities for user complaints concerning our products and services which may subject us to fines or penalties and adversely affect our business operations.

In recent years, the PRC government has adopted several administrative rules governing and reinforced the supervision over paid services and products on the Internet. Under these administrative rules, telecommunications and Internet information providers are required to follow a formal procedure in handling user complaints, and the activities such as arbitrary charges or trapped charges are subject to severe penalties from the relevant authorities. Failure to comply with these administrative rules may subject us to liabilities including refund, damages payments to users or, in the most serious scenario, suspension of our business.

To our knowledge, as of the date of the prospectus, there is no outstanding formal user complaint concerning our products and services lodged against us with any local authority. If we are unable to duly resolve user complaints in a timely manner in the future, or if the PRC government promulgates regulations or administrative rules that have more restrictive provisions or more severe penalties, our business operations may be adversely affected.

Our business may be adversely affected due to our failure to ensure the security and privacy of confidential user information.

A significant barrier to the development of wireless business is the secure transmission of confidential information over the wireless network. We rely on proprietary encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential user information and to protect such information, such as user name and password. While we have not experienced any material breach of our security measures to date, there can be no assurance that advances in technology capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by us to protect user information. A party who is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security and privacy of user information, including concerns regarding potential misuse of private user information to commit crimes such as identity theft, may inhibit the wireless business generally, and our mobile security, privacy and productivity products and services in particular. To the extent that our activities involve the storage and transmission of personal data or proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. There can be no assurance that our security measures will prevent security breaches, and failure to prevent such security breaches may have a material adverse effect on our business, prospects, financial condition and results of operations.

Our results of operations, financial performance and business may be adversely affected by potential intellectual property rights infringement claims against us.

We could face claims by others that we are improperly using intellectual property owned by them or otherwise infringing upon their rights in intellectual property. We may also be subject to claims from former employers of our employees with respect to trade secret and other intellectual property claims. For example, intellectual property disputes may arise in relation to the third-party produced mobile software programs that we make available for download. Irrespective of the validity or the successful assertion of any such claims, we could incur costs in either defending or settling any intellectual property disputes alleging infringement. Intellectual property litigation against us could potentially force us to, among other things, cease offering the challenged mobile application, develop non-infringing alternatives or obtain licenses from the owners of the infringed intellectual property. In such case, we may not be successful in developing such alternatives or in obtaining such licenses on reasonable terms or at all and our results of operations, financial performance and business may be materially and adversely affected.

We have granted, and may continue to grant, stock options and restricted shares under our stock option plan, which may result in increased share-based compensation expenses.

We adopted two share incentive plans, the 2007 Global Share Plan and the 2011 Share Incentive Plan (together, the “Plans”), under which we granted awards such as options and restricted shares to directors, executive officers, employees, third-party consultants and business partners. See “Management—Share Incentive Plans” for detailed discussion. For the years ended December 31, 2009, 2010 and 2011, we recorded $1.2 million, $12.6 million and $10.7 million, respectively, in share-based compensation expenses. For the three months ended March 31, 2011 and 2012, we recorded $1.4 million and $4.3 million, respectively, in share-based compensation expenses. As of March 31, 2012, options to purchase a total of 24,640,166 common shares of our company, 1,075,000 restricted shares and 2,000,000 restricted ADSs were outstanding under the Plans. In May 2012, we agreed to grant an additional 1,800,000 restricted ADSs to an executive officer. We believe the granting of stock options and restricted shares is of significant importance to our ability to attract and retain key personnel, employees and third-party consultants, and we will continue to grant stock options and restricted shares to key personnel, employees, third-party consultants and business partners in the future. We have incurred and expect to continue to incur share-based compensation expenses, which may have a material and adverse effect on our results of operations.

Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, including, among others, the demand for our products and services, the launch of our new products and services, policy changes of wireless carriers, and our revenue-sharing arrangements with mobile ecosystem participants. Many of these factors are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services or if a conflict of interest arises that may prevent them from acting in the best interests of our company.

Our success depends on the continuous effort and services of our experienced senior management team, in particular our founders, Dr. Henry Yu Lin and Dr. Vincent Wenyong Shi, both experienced engineers with a successful track record of developing products and services, and our director and co-chief executive officer Omar Sharif Khan, a highly regarded veteran in the mobile industry who recently joined us in January 2012.

If one or more of our executives or other key personnel are unable or unwilling to continue to provide us with their services, we may not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees join a competitor or forms a competing company, we may lose our superiority in technological design and development. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” In addition, if one or more of our executives or other key personnel do not act in the best interests of our company when a conflict of interest arises, our business, prospects and reputation may be harmed.

Our business, financial condition and results of operations are sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets have experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions. Since the demand for high-end mobile applications is particularly sensitive to macro economic conditions, our business and prospects may be affected by the macroeconomic environment. Any prolonged slowdown in the global or Chinese economy may have a material and adverse effect on our business, results of operations and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

We may offer our products and services to persons in countries targeted by economic sanctions of the United States government through third party distributors and download services, which may adversely affect our reputation and prospective investors may decide not to invest in our shares, thereby potentially reducing our share price.

The U.S. government has enacted laws and regulations, including laws and regulations administered by the Office of Foreign Assets Control, or the U.S. Economic Sanctions Laws, that impose restrictions upon U.S. persons with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or the Sanctions Targets. U.S. persons are also prohibited from facilitating such activities or transactions. We will not use any net proceeds from this offering to fund any activities or business with any Sanctions Targets or activities or transactions prohibited by U.S. Economic Sanctions Laws. We do not actively seek to provide our products and services to Sanctions Targets, have not generated any revenue from the distribution of our products and services in countries that are Sanctions Targets, and do not intend to do so in the future. However, we make free products available for download on the internet and have third-party distributors for our products outside of China, there may be instances where our products and services eventually become available to Sanctions Targets through different channels and without any active distribution by us in these regions. We believe the U.S. Economic Sanctions Laws under their current terms are not applicable to our activities. However, we cannot assure you that our products would not be available to Sanctions Targets, or effectively prevent Sanctions Targets from using our products and services in the future. If such transactions occur, our reputation could be adversely affected, investors in the United States may choose not to invest in, and to divest any investments in, issuers that are associated even indirectly with sanctioned activities, all of which could have a material and adverse effect on the price of our shares and the value of your investment in us.

The number of our registered user accounts overstates the number of unique individuals who register to use our products. Our active user and paying user account figures may differ from the actual numbers of active and paying user accounts.

We define registered user accounts as the number of user accounts at the end of the period. However, this method of calculation overstates the number of our individual registered users, because a unique individual may register for more than one user account. For example, an individual who has more than one smartphone may create a separate account for each device. Thus, the actual number of unique individual users of our products and services is lower than the number of registered user accounts we provide in this prospectus, which difference could be potentially significantly.

We define active user accounts for a specific period as the registered user accounts that have accessed our services at least once during such period. We define paying user accounts for a specific period as the registered user accounts that have paid or subscribed for our premium services during such period. The numbers of active and paying user accounts derived from our operational system may differ from the actual numbers of active and paying user accounts.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering, we had operated as a private company and had had limited accounting personnel and other resources with which to address our internal control over financial reporting. In preparing our consolidated financial statements as of December 31, 2010 and 2011 and for the three years ended December 31, 2011, we and our independent registered public accounting firm identified one material weakness and other deficiencies in our internal control over financial reporting.

The material weakness identified related to the lack of sufficient staff with U.S. GAAP knowledge to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. For details of our proposed remedies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting may significantly hinder our ability to prevent fraud.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2012. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. If we fail to remedy the material weaknesses identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur costs and use management and other resources in order to comply with Section 404.

We have limited business insurance coverage, which could expose us to substantial costs and diversion of resources that in turn may have an adverse effect on our results of operations and financial condition.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. Consistent with customary industry practice in China, we do not maintain specific business interruption insurance or real property insurance, although we do maintain a directors, officers and company liability insurance policy for the protection of our company and our directors and officers. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Uninsured damage to any of our equipment or buildings or a significant product liability claim may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in telecommunication business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in telecommunication business, including mobile application providers. Specifically, foreign ownership in a value-added telecommunication mobile service provider may not exceed 50%. We currently conduct our operations in China principally through contractual arrangements among our wholly owned PRC subsidiary, NetQin Beijing, and Beijing Technology and the shareholders of Beijing Technology. Beijing Technology holds the licenses and permits necessary to conduct our businesses in China. Our contractual arrangements with Beijing Technology and its shareholders enable us to exercise effective control over this entity and treat it as our consolidated affiliated entity. For a detailed discussion of these contractual arrangements, see “Corporate Structure.”

The Circular regarding Strengthening the Administration of Foreign Investment in and Operation of Value added Telecommunications Business, or the Circular, issued by the MIIT, in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds a telecommunications value-added services operation license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, websites or facilities, to foreign investors that conduct value added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local license holder. The Circular further requires each telecommunications value-added services operation license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications mobile payment service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact the Circular will have on us or the other Chinese telecommunications and Internet companies that have adopted the same or similar corporate and contractual structures as ours.

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. The PRC government may also require us to restructure our operations entirely if it comes to find that our contractual arrangements do not comply with applicable laws and regulations. It is unclear how such mandatory restructuring could impact our business and operating results, as the PRC government has not yet found such contractual arrangements to be in non-compliance. However, any such restructuring may cause significant disruption to our business operations.

The relevant regulatory authorities would have broad discretion in dealing with such violations. Various media sources have recently reported that the CSRC prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide. If a relevant authority determines that we do not fully comply with applicable laws and regulations, the relevant PRC regulatory authorities, including the CSRC, could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The relevant regulatory authorities may also require us to restructure our operations entirely if it finds that our contractual arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact our business and operating results, as no PRC authorities has yet found any such contractual arrangements to be in non-compliance. However, any such restructuring may cause significant disruption to our business operations. In addition, if the imposition of any of these penalties causes us to lose our rights to direct the activities of the VIE and its subsidiary or the right to receive their economic benefits, this may result in our being unable to control, and hence unable to consolidate, the VIE and its subsidiary.

We rely on contractual arrangements with our consolidated affiliated entity in China and its shareholders for our operations, which may not be as effective as direct ownership in providing operational control and may negatively affect our ability to conduct our business.

Since PRC laws restrict foreign equity ownership in companies engaged in value-added telecommunication businesses like us in China, we rely on contractual arrangements with our consolidated affiliated entity, Beijing Technology, and its shareholders to operate our business in China. Although we registered the equity pledge agreement with Beijing Technology so that we are able to enforce the pledge against any third parties, these contractual arrangements may not be as effective as direct ownership in providing us with control over Beijing Technology. Beijing Technology and its shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. See “Corporate Structure—Agreements that Provide Us Effective Control over Beijing Technology—Equity Interest Pledge Agreement.”

Although we have been advised by Jincheng Tongda & Neal, our PRC legal counsel, that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over Beijing Technology as direct ownership of Beijing Technology. In addition, Beijing Technology or its respective shareholders may breach the contractual arrangements. We cannot assure you that when conflicts of interest arise, Beijing Technology and its respective shareholders will act completely in our interests or that conflicts of interests will be resolved in our favor. In any such event, we would have to rely on legal remedies under PRC law.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected.

Contractual arrangements with Beijing Technology may result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among NetQin Beijing, Beijing

Technology and its respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. An unfavorable transfer pricing arrangements could, among others, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose late payment penalties and interest on Beijing Technology for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Beijing Technology’s tax liabilities increase significantly and it is required to pay late payment penalties and interests.

The shareholders of our affiliate variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

All of the shareholders of our variable interest entity, Beijing Technology, are individuals who are our founders or executive officers. Conflicts of interest may arise between the dual roles of those individuals who are both executive officers of our company and shareholders of our variable interest entity. We do not have existing arrangements to address potential conflicts of interest between those individuals and our company and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We may rely principally on dividends and other distributions on equity paid by our PRC and HK subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and HK subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our wholly owned subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these wholly owned subsidiaries, such as NetQin Beijing, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements NetQin Beijing currently has in place with Beijing Technology in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, NetQin Beijing, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of its cumulative profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises such as NetQin Beijing is required to set aside at least 10% of their cumulative after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. The registered capital of NetQin Beijing is $50 million. NetQin Beijing has been in cumulative loss pursuant to PRC accounting standards since its inception and therefore, in accordance with applicable PRC laws and regulations, it has not commenced to contribute to the statutory reserve fund.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Any limitation on the ability of NetQin Beijing to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Corporate Income Tax Law, which would have a material adverse effect on our results of operations and could result in unfavorable tax consequence to our non-PRC shareholders.”

In addition, under the PRC Corporate Income Tax Law and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiary, NetQin Beijing after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we are a non-PRC resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiary and consolidated affiliated entities or making additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and consolidated affiliated entities. We may make loans to our PRC subsidiary and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiary.

Any loans we issue to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Pursuant to Article 18 of the Provisional Rules on Management of Foreign Debt effective on March 1, 2003, the total amount of foreign debts of a foreign-invested company shall be subject to a statutory limit which is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. As of March 31, 2012, the amount of total investment and amount of registered capital of our PRC subsidiary are $80.0 million and $50.0 million, respectively, and the statutory limits on the loans to the PRC subsidiary is $30.0 million. Such statutory limits can increase if the amount of total investment of the PRC subsidiary increases; under PRC laws and regulations, the maximum amount of total investment of a foreign-invested company with a registered capital of more than $12 million shall not exceed three times of its registered capital. For example, loans by us to NetQin Beijing to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance NetQin Beijing by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, Beijing Technology, Tianjin QingYun and NationSky, each a PRC domestic company. However, if such loans become necessary for the operations of our PRC subsidiary or consolidated affiliated entities, these statutory limits and other restrictions may materially and adversely affect our liquidity and ability to fund operations in the PRC by limiting a source of cash for these PRC entities. Meanwhile, we are also not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in our line of business.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or any consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Although a significant portion of our business is overseas, substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced, to a considerably degree, by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition, results of operations and cash flows may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiary and consolidated affiliated entities, currently including Beijing Technology and its subsidiary, Tianjin QingYun, in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. For example, China enacted a new Anti-Monopoly Law, which became effective on August 1, 2008. Because the Anti-Monopoly Law and related regulations are still new, there have been very few court rulings or judicial or administrative interpretations on certain key concepts used in the law. As a result, there is uncertainty how the enforcement and interpretation of the new Anti-Monopoly Law may affect our business and operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of the licenses and permits required for the telecommunications and software development industries in China.

The PRC government extensively regulates the telecommunications and software development industries, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the telecommunication industry. These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty.

As a result, there are uncertainties relating to the regulation of the telecommunication business in China, particularly evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that applicable regulators may deem necessary for our operations or we may not be able to obtain or renew certain permits or licenses to maintain their validity. The major permits and licenses that could be involved include, without limitation, the Value-Added Telecommunications Services Operation Permit issued by the MIIT and the Telecommunications and Information Services Operation Permit issued by the Beijing Communications Administration. New laws and regulations may be promulgated that will regulate telecommunication activities and additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

On July 13, 2006, the MIIT, the predecessor of which is the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, websites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the telecommunications and software development industries have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, telecommunication businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of the telecommunications and software development industries. See “Regulation.”

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among others, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

A majority of our revenues and costs are denominated in RMB. At the Cayman Islands holding company level, we may receive dividends and other fees paid to us by our subsidiary and consolidated affiliated entities in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

We face risks of health epidemics and other disasters, which could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or any other epidemics. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. In 2006 and 2007, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could adversely affect economic activities in China and require the temporary closure of our offices. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. If any man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial part of our revenues in RMB, and the rest in foreign currencies such as U.S. dollars. Under our current corporate structure, our Cayman Islands holding company primarily rely on dividend payments from our wholly owned PRC subsidiary, NetQin Beijing, and our wholly owned Hong Kong subsidiary, NetQin HK, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, NetQin Beijing is able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006 that are commonly referred to as the M&A Rule. See ‘‘Regulation.’’ The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military related or certain other industries that are crucial to national security to be subject to prior security review. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Because there has been no official interpretation or clarification of this regulation since its adoption, there is uncertainty as to how this regulation will be interpreted or implemented. If it is determined that the CSRC approval is required for this offering, we may face sanctions by CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

Recently enacted regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

Among others, the regulation discussed in the preceding risk factor established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among others, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, were triggered.

We may grow our business in part by directly acquiring complementary businesses in China and elsewhere in the world. Complying with the requirements of these PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, issued on October 21, 2005. These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. To further clarify and simplify the implementation of the SAFE Circular No. 75, SAFE issued various rules, including SAFE Circular No.19 issued on May 20, 2011 and took effect on July 1, 2011, which established more specific and stringent supervision on the registration process required by Circular No.75. For example, Circular No.19 imposes obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local SAFE authorities concerning any shareholder or beneficial owner of the offshore entity who is a PRC citizen or resident. Untrue statements by the onshore subsidiaries may lead to potential liability for the subsidiaries, and in some instances, for their legal representatives or other liable individuals.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in SPVs will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change not involving its round-trip investment, capital variation, such as an increase or decrease in capital, a transfer or swap of shares, a merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE when such updates are required under applicable foreign exchange regulations. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent, and the SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have requested our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of Circular 75 and urge those who are PRC residents to register with the local SAFE branch as required under Circular 75. However, we cannot assure that all of these individuals can successfully make or update any applicable registration or obtain necessary approval required by these foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-denominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Corporate Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. As a result, we may become at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Corporate Income Tax Law, which may have a material adverse effect on our financial condition and results of operations.

Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

China passed a new PRC Corporate Income Tax Law, or the New CIT Law, and its implementation rules, both of which became effective on January 1, 2008. The New CIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the PRC Corporate Income Tax Law concerning Foreign-Invested Enterprises and Foreign Enterprises (or the Old CIT Law, which was effective from July 1, 1991 to December 31, 2007) The New CIT Law, however, (i) reduces the statutory rate of the corporate income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria.

The New CIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential corporate income tax rate of 15% subject to certain new qualification criteria. Beijing Technology, our consolidated affiliated entity, was recognized by the Beijing Municipal Science and Technology Commission as a “high and new technology enterprise” on December 24, 2008, and therefore was eligible for the reduced 15% corporate income tax rate upon its filing with its in-charge tax authority. The qualification as a “high and new technology enterprise” is subject to review by the relevant authorities in China every three years. Beijing Technology has successfully renewed this status in late 2011, which enabled it to enjoy preferential income tax treatment through 2013. However, if Beijing Technology fails to maintain its “high and new technology enterprise” qualification or renew its qualification when the relevant term expires, its applicable corporate income tax rate may increase to 25%, which could have a material adverse effect on our financial condition and results of operations. In addition, according to the Notice of the State Administration of Taxation on Further Clarifying the Standards for the Implementation of Preferential Policies Regarding Corporate Income Tax during the Transition Period issued on April 21, 2010, or Circular 157, where a resident enterprise is qualified as a high and new technology enterprise, and simultaneously is entitled to a term holiday under the phase-out rules of the New CIT Law, the resident enterprise can choose either to enjoy the term holiday based on the phase-out tax rates (i.e., 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012 and onwards) or enjoy the preferential tax rate of 15% as a high-tech enterprise. Beijing Technology, however, has applied the tax rate of 7.5% as its applicable tax rate from 2008 to 2010 despite of relevant provisions in Circular 157. Since it is uncertain whether the State Administration of Taxation will enforce Circular 157 retrospectively, we cannot assure you that Beijing Technology will maintain the tax benefits it previously enjoyed, or that the local tax authorities will not, in the future, order the return of such tax benefits. NetQin Beijing has already obtained the Software Enterprise Certification. Therefore, it qualifies for preferential tax treatment as a “software enterprise” under the New CIT Law and is entitled to a two-year exemption from the first year it becomes profitable and a three-year 50% reduction in corporate income tax, upon its filing with its in-charge tax authority. In 2011, the applicable corporate income tax rate of NetQin Beijing was 0%.

Preferential tax treatment granted to our subsidiaries and consolidated affiliated entities by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly owned PRC subsidiary will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Corporate Income Tax Law, which would have a material adverse effect on our results of operations and would result in unfavorable tax consequence to our non-PRC shareholders.

Under the New CIT Law and its implementation rules, both became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the corporate income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Tax Administration issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. See “Regulation—Tax Regulations.” SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals like us. Therefore, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise. However, the State Administration of Taxation may take the view that the determining criteria set forth in Circular 82 lay down the general principle on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Accordingly, we may be considered a resident enterprise by the PRC tax authorities and may therefore be subject to the corporate income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% corporate income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the Old CIT Law applicable to us prior January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as NetQin Beijing, was exempt from PRC withholding tax. Pursuant to the New CIT Law and its implementation rules, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct our business and derive substantially all of our income from dividends through NetQin Beijing, which is our wholly owned PRC subsidiary that is directly and wholly owned by NetQin HK, our wholly owned subsidiary located in Hong Kong. As long as our Hong Kong subsidiary is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of NetQin Beijing, dividends that it receives from NetQin Beijing may be subject to withholding tax at a preferential rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, upon receiving approval from the local tax authority. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under Circular Guoshuifa (2009) No. 601, or Circular 601, issued by the SAT on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Regulation—Tax Regulation.”

According to Circular 601, for the purpose of determining whether a non-resident enterprise is entitled to the reduced withholding tax rate on certain PRC-sourced income as provided under tax treaties, the non-resident enterprise shall be a beneficial owner. The term “beneficial owner” refers to a person who has the right of ownership and control over the item of income, or the right or property from which that item of income is derived. A beneficial owner generally shall engage in substantive business operations, and can be an individual, corporation or any other organization. Agents or conduit companies do not qualify as beneficial owners for tax treaty purposes.

Circular 601 requires the PRC tax authorities to determine beneficial ownership not just from a technical or domestic law perspective, but also to apply the principle of substance over form to the facts of each case in light of the object and purposes of the tax treaty. Circular 601 only sets forth certain negative factors for the recognition of beneficial ownership, but does not provide any quantitative guidance on how some of the factors would be looked at by the SAT when evaluating beneficial ownership.

We believe our offshore holding company is not a PRC resident enterprise. However, we have been advised by our PRC counsel, Jincheng Tongda & Neal, that because there remains uncertainty regarding the interpretation and implementation of the New CIT Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders and gains on sale of our shares and ADSs would be subject to any PRC withholding tax. If we are required under the New CIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or if the State Administration of Taxation in future issues guidance under which we are obliged to withhold taxes on dividends we pay to our non-PRC individual shareholders and gains derived by our non-PRC shareholders from transferring our ADSs or ordinary shares, your investment in our common shares or ADSs may be materially and adversely affected.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. As a result of these measures designed to enhance labor protection, our labor costs are expected to increase and we cannot assure you that our employment practices do not or will not violate the Labor Contract Law and other labor-related regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the United States Public Company Accounting Oversight Board (United States) (“the PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of auditors operating in China, including our auditors. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may perceive such lack of PCAOB inspection negatively or may, as a result, lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to this Offering

The trading price for our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. From our listing on May 5, 2011 to May 9, 2012, the trading price of our ADSs on the NYSE ranged from US$3.46 to US$12.70 per ADS, and the closing price on May 9, 2012 was US$11.49 per ADS. The trading price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide mobile security and management solutions;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the value-added telecommunication or Internet services industries;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	sales or perceived potential sales of additional shares or ADSs;

•	detrimental negative publicity about our company or our products; and

•	market and volume fluctuations in the stock market in general.

In addition, the stock market in general, and the market prices for companies with operations in China in particular have experienced volatility that might have been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have            common shares outstanding including            Class A common shares represented by ADSs. All ADSs sold in this offering are freely transferable without restriction or additional registration under the Securities Act. In connection with this offering, we, our directors and executive officers, and the selling shareholders have agreed not to sell, transfer or otherwise dispose of any ADSs, shares or similar securities for a period of 90 days after the date of this prospectus, subject to certain exceptions. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives. In addition, certain of our significant shareholders have not entered into any such lock-up agreement, and may be able to sell their shares prior to the expiration of the 90-day lock-up period. To the extent shares are released before the expiration of the lock-up period and sold into the market or shares are sold into market by our shareholders who are not subject to the lock-up agreement, the market price of our ADSs could decline.

Upon completion of this offering, certain holders of our common shares will have the right to cause us to register under the Securities Act the sale of their shares, subject to the 90-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs, in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary may, at its discretion, decide that it is impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and currently conduct a majority of our operations in China through our PRC subsidiary and consolidated affiliated entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

We intend to use the net proceeds of this offering for investments in technology, infrastructure and research and development efforts, the expansion of sales and marketing efforts, and other general corporate purposes, among others. However, our management will have considerable discretion in the application of the net proceeds received by us. For more information, see “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our dual-class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We will issue Class A common shares represented by our ADSs in this offering. Due to the disparate voting powers attached to these two classes, certain shareholders have significant voting power of our outstanding common shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, as of the date of this prospectus, our three founders, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi, and their affiliates beneficially own approximately 25.7% of our outstanding common shares, representing 37.1% of our total voting power. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our common shares and ADSs.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our corporate actions are substantially controlled by our directors, executive officers and other principal shareholders, who can exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.

After this offering, our directors, executive officers and principal shareholders will collectively hold approximately             % of the total voting power of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Our three founders in particular, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi, together beneficially own 25.7% of our outstanding common shares as of the date of this prospectus and will beneficially own             % of our outstanding common shares immediately after this offering. In addition, Mr. James Ding, one of our directors, beneficially owns 17.4% of our outstanding common shares as of the date of this prospectus through his respective venture capital fund in which he indirectly and beneficially owns interests. Mr. Ding will beneficially own approximately             % of our outstanding common shares and             % of our aggregate voting power immediately after this offering. If our founders and directors retain their shares in our company, they will continue to have substantial influence over our company in the foreseeable future. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs in this offering. These actions may be taken even if they are opposed by our other shareholders, including those who purchase our ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

We may be classified as a passive foreign investment company (or a “PFIC”) for United States federal income tax purposes, which could result in adverse United States income tax consequences to U.S. shareholders of an investment in our ADSs or common shares.

Based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and common shares following the offering, we presently do not expect to be classified as a PFIC for the current taxable year ending 2012, or the foreseeable future. We will be classified as a PFIC, for United States federal income tax purposes for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of our average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income.

In light of the significant amount of our cash balances and other passive assets that we hold, there is a significant risk that fluctuations in the market price of our ADSs and common shares may cause us to be or become a PFIC for the current taxable year or future taxable years, unless we invest a substantial amount of the cash and other passive assets that we hold in assets that produce or are held for the production of active income. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not be classified as a PFIC for the current taxable year or future taxable years.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. See the discussion under “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules” concerning the United States federal income tax consequences of an investment in the ADSs or common shares if we were to be classified as a PFIC in any taxable year.

We incur increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and the NYSE, have detailed requirements concerning corporate governance practices of public companies including Section 404 relating to internal control over financial reporting. These and other rules and regulations applicable to public companies increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the mobile security, privacy and productivity services market in China and globally;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding the retention and strengthening of our relationships with key business partners and customers;

•	competition in our industry in China and globally; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The mobile security, privacy and productivity industry may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the mobile security, privacy and productivity industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $            million, or approximately $            million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed public offering price of $             per ADS (the closing trading price of our ADSs on the NYSE on             , 2012).

We intend to use the net proceeds of this offering as follows:

•	approximately $5 million for the investment in enterprise business, and

•	the remainder for general corporate purposes, including working capital needs, and for potential investments and acquisitions.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending use of the net proceeds as described above, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiary only through loans or capital contributions and to our consolidated affiliated entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend loans to our PRC subsidiary and consolidated affiliated entities or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiary and consolidated affiliated entities or making additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

DIVIDEND POLICY

We have not paid dividend in the past and do not have any present plan to pay any dividend in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may receive dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations on Dividend Distribution.” Our board of directors has complete discretion on whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2012:

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale of 6,000,000 Class A common shares in the form of ADSs by us in this offering at the assumed public offering price of $             per ADS, the closing trading price of our ADSs on the NYSE on              2012, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our unaudited interim condensed consolidated financial information and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2012
	Actual	As Adjusted(1)
	(in thousands of dollars)
Mezzanine Equity	$451	$
Equity:
Class A common shares, US$0.0001 par value, 560,000,000 shares authorized, 65,641,815 shares issued and outstanding, and shares issued and outstanding on an as adjusted basis	7
Class B common shares, US$0.0001 par value, 240,000,000 shares authorized, 154,052,713 shares issued and outstanding, and shares issued and outstanding on an as adjusted basis	15
Additional paid-in capital	161,070
Accumulated deficit	(9,612)
Accumulated other comprehensive income	2,949

Total NQ Mobile Inc.’s shareholders’ equity	154,429

Total shareholders’ equity	154,429

Total capitalization	154,880

(1)	A US$1.00 increase or decrease in the assumed public offering price of $ per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the amounts representing total shareholders’ equity and total capitalization by $ million, after deducting the underwriting discount and estimated offering expenses payable by us and assuming no exercise of the underwriter’s option to purchase additional ADSs from us.
(2)	The number of common shares issued and outstanding as of March 31, 2012 excludes the 2,688,905 common shares that we reserved for issuance upon the exercise of our outstanding options.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the public offering price per common share is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares.

Our net tangible book value as of March 31, 2012 was approximately $153.3 million, or $0.70 per common share, and $3.49 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per common share and the net proceeds we will receive from this offering, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any changes in net tangible book value after March 31, 2011, other than to give effect to the sale of the ADSs offered in this offering at the assumed offering price of $             per ADS (based on the last sale price for our ADSs on             , 2012 as reported by the NYSE) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2012 would have been $             million, or $             per outstanding common share and $             per ADS. This represents an immediate dilution in net tangible book value of $             per common share and $             per ADS to the existing shareholders and an immediate dilution in net tangible book value of $             per common share and $             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Common Share	Per ADS
Assumed public offering price	$	$
Net tangible book value per share as of March 31, 2012	$ 0.70	$ 3.49
Pro forma net tangible book value per share after giving effect to this offering	$	$
Amount of dilution in net tangible book value per share to new investors in the offering	$	$

A $1.00 increase or decrease in the assumed public offering price of $             per ADS would, in the case of an increase, increase and, in the case of decrease, decrease our pro forma net tangible book value after giving effect to the offering by $             million, and the dilution in pro forma net tangible book value per common share and per ADS to new investors in this offering by $             per common share and $             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma as adjusted net tangible book value after giving effect to this offering, and (ii) the assumed offering price.

The discussion and table above assumes no exercise of any outstanding stock options. As of the date of this prospectus, there were 24,486,906 common shares issuable upon exercise of outstanding stock options at a weighted-average exercise price of $0.95 per share, and there were 2,688,905 common shares available for future issuance upon the exercise of future grants under our 2011 Share Incentive Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

MARKET PRICE INFORMATION FOR OUR ADS

Our ADSs, each representing five of our Class A common shares, have been listed on the NYSE since May 5, 2011. Our ADSs trade under the symbol “NQ.” The following table sets forth the monthly high and low closing prices for our ADSs on the NYSE since the date of our initial public offering.

The last reported trading price for our ADSs on the NYSE on May 9, 2012 was $11.49 per ADS.

	Market Price US$
	High	Low
Annual High and Low
Fiscal year 2011 (from May 5, 2011)	11.90	3.46
Quarterly Highs and Lows
Second fiscal quarter of 2011 (from May 5, 2011)	11.90	3.95
Third fiscal quarter of 2011	7.94	3.73
Fourth fiscal quarter of 2011	6.68	3.46
First fiscal quarter of 2012	12.19	5.35
Monthly Highs and Lows
November 2011	6.68	5.10
December 2011	6.28	4.56
January 2012	8.32	5.35
February 2012	8.20	6.30
March 2012	12.19	7.06
April 2012	12.70	9.09
May 2012 (through May 9, 2012)	12.36	10.20

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A majority of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Jincheng Tongda & Neal, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation without any re-examination of the merits of the underlying dispute. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

Jincheng Tongda & Neal has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

CORPORATE STRUCTURE

We commenced operations on October 21, 2005 when our founders incorporated Beijing Technology in China. Beijing Technology is primarily engaged in the research and development of products and services related to mobile security, privacy and productivity. On March 14, 2007, our founders incorporated NetQin Mobile Inc., the offshore holding company for our operations in China which was later renamed to NQ Mobile Inc. in April 2012, in the Cayman Islands. Our founders, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi, and their affiliates beneficially own approximately 25.7% of our outstanding share capital. Our founders, if acting together, could exert substantial influence over our company and our daily operations. After this offering, our founders will collectively beneficially own             % of our outstanding share capital. If our founders retain their shares in our company, they will continue to have substantial influence over our company.

On May 15, 2007, we established our wholly owned subsidiary, NetQin Mobile (Beijing) Co., Ltd., or NetQin Beijing, in China.

On April 26, 2010, we established NetQin International Ltd., or NetQin HK, in Hong Kong; NetQin HK became the directly wholly owned subsidiary of NQ Mobile Inc. and the immediate holding company of NetQin Beijing. NetQin HK conducts part of our business activities and operations outside of China.

On November 5, 2010, we established NetQin US Inc., which was later renamed to NQ Mobile US Inc., or NQ US, in the United States. NQ US is the directly wholly owned subsidiary of NQ Mobile Inc. The major functions of NQ US include analyzing market information in the U.S. mobile industry.

On December 2, 2011, we established Taiwan NetQin Technology Limited, or NetQin Taiwan, in Taiwan, which became the directly wholly owned subsidiary of NQ Mobile Inc. NetQin Taiwan is expected to primarily engage in marketing and sales of our products in Taiwan.

On February 21, 2012, Beijing Technology set up a wholly owned subsidiary, QingYun (Tianjin) Financial Management Co., Ltd., or Tianjin QingYun. Tianjin QingYun is expected to primarily engage in investment consulting and management services.

In May 2012, we entered into an acquisition agreement to acquire 55% equity interest in NationSky through Beijing Technology. Headquartered in Beijing, China, NationSky provides device agnostic managed mobile services, mobile device management services and other mobile SaaS offerings to over 1,000 enterprise customers in China.

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services. To comply with these restrictions, we conduct our operations in China primarily through contractual arrangements between our wholly owned PRC subsidiary, NetQin Beijing, and our affiliated entity, Beijing Technology. Beijing Technology holds the qualifications, licenses and permits necessary to conduct our operations in China.

NetQin Beijing, as our wholly owned subsidiary, has entered into a series of contractual agreements with Beijing Technology and its shareholders, which enable us to:

•	exercise effective control over Beijing Technology;

•

receive substantially all of the economic benefits of Beijing Technology in consideration for the technical and consulting services provided by and the intellectual property rights licensed by NetQin Beijing; and

•	hold an exclusive option to purchase all of the equity interests in Beijing Technology when and to the extent permitted under PRC laws, regulations and legal proceedings.

As a result of these contractual arrangements, we are considered the primary beneficiary of Beijing Technology, and we treat it as our consolidated affiliated entity under the accounting principles generally accepted in the United States, or U.S. GAAP. We have consolidated the financial results of Beijing Technology in our consolidated financial statements in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Corporate Structure.”

The following chart illustrates our corporate structure as of the date of this prospectus:

Notes: (1)	We are in the process of setting up NQ Global in Switzerland, and expect to finalize all setup documents and obtain official approval for NQ Global by the end of June 2012.
(2)	Beijing Technology is our consolidated affiliated entity established in China and is 52.00% owned by our chairman and co-chief executive officer, Dr. Henry Yu Lin, 33.25% owned by one of our directors, Xu Zhou and 14.75% owned by Dr. Vincent Wenyong Shi, our chief operating officer. The three shareholders of Beijing Technology are the three founders of our company. We effectively control Beijing Technology through contractual arrangements.
(3)	The acquisition agreement for NationSky was signed in May 2012. The remaining 45.0% is currently held by the original founder of NationSky.

Our officers and directors beneficially own in aggregate 44.1% of our outstanding share capital as of the date of this prospectus. Immediately after this offering, our officers and directors will collectively beneficially own             % of our outstanding share capital and             % of our aggregate voting power.

The following is a summary of the currently effective contracts among our subsidiary NetQin Beijing, our consolidated affiliated entity Beijing Technology, and the shareholders of Beijing Technology.

Agreements that Provide Us Effective Control over Beijing Technology

Business Operations Agreement. Pursuant to the business operations agreement dated as of June 5, 2007 among NetQin Beijing, Beijing Technology and the shareholders of Beijing Technology, Beijing Technology must appoint the persons designated by NetQin Beijing to be its directors, general manager, chief financial officer and any other senior officers. Beijing Technology agrees to accept the proposal provided by NetQin Beijing from time to time relating to employment, daily business and financial management. Without NetQin Beijing or its representative’s prior written consent, Beijing Technology shall not conduct any transaction which may materially affect its assets, business, personnel, rights, liabilities or operations. In addition, the shareholders of Beijing Technology irrevocably appointed a person designed by NetQin Beijing as their attorney-in-fact to vote on their behalf on all matters of Beijing Technology requiring shareholder approval, including matters relating to the transfer of any or all of their respective equity interests in Beijing Technology, and appointment of the directors, chief executive officer, chief financial officer, and other senior management members of Beijing Technology. They further agree to withdraw such appointment and appoint another person as their power-in-fact per NQ’s request in any time. The shareholders of Beijing Technology agree to transfer any dividends, bonus or any other benefits or interests , which they received as the shareholders of Beijing Technology, to NetQin Beijing without any conditions. This agreement is effective until NetQin Beijing ceases to exist. NetQin Beijing may terminate the agreement at any time by providing 30-day’s advance written notice to Beijing Technology and to each of its shareholders. Neither Beijing Technology nor any of its shareholders may terminate this agreement prior to the expiration date.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement dated as of August 6, 2007 among NetQin Beijing and the shareholders of Beijing Technology, as amended, the shareholders of Beijing Technology pledge all of their respective equity interests in Beijing Technology to NetQin Beijing, to guarantee Beijing Technology and its shareholders’ performance of their obligations under the exclusive technical consulting services agreement, equity disposition agreement and business operations agreement. If Beijing Technology and/or any of its shareholders breach their contractual obligations under these agreements, NetQin Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without NetQin Beijing’s prior written consent, shareholders of Beijing Technology shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice NetQin Beijing’s interests. During the term of this agreement, Beijing Technology shall not distribute any dividends or profits; otherwise NetQin Beijing is entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and expire when, upon NetQin Beijing’s written confirmation, Beijing Technology and its shareholders have fully performed their obligations under the exclusive technical consulting services agreement, equity disposition agreement and business operations agreement. We have registered the pledge of Beijing Technology’s equity interests with the Beijing Administration for Industry and Commerce, and thus are entitled to enforce the pledge against any third parties who may acquire the equity interests in Beijing Technology in good faith. See “Risk Factors—Risks Related to Out Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entity in China and its shareholders for our operations, which may not be as effective as direct ownership in providing operational control and may negatively affect our ability to conduct our business.”

Agreements that Transfer Economic Benefits to Us

Exclusive Technical Consulting Services Agreement. Pursuant to the exclusive technical consulting services agreement dated as of June 5, 2007 between NetQin Beijing and Beijing Technology, NetQin Beijing has exclusive right to provide technical consulting services relating to, among other things, research and development of mobile anti-virus software, training for employees, transfer of research and development technology, public relations, market research and analysis, strategic planning and sales and marketing to Beijing Technology. Without NetQin Beijing’s prior written consent, Beijing Technology shall not engage any third party for any of the technical consulting services provided under this agreement. In addition, NetQin Beijing exclusively owns all intellectual property rights resulting from the performance of this agreement. Beijing Technology agrees to pay a quarterly service fee to NetQin Beijing based on the percentage of revenue of Beijing Technology as set forth in this agreement. During the term of this agreement, NetQin Beijing shall have the right to adjust the service fees. The term of this agreement expires upon the dissolution date of NetQin Beijing under the laws and regulations of the PRC. NetQin Beijing can terminate this agreement at any time by providing 30-day’s prior written notice. Beijing Technology is not permitted to terminate this agreement prior to the expiration date.

Agreements that Provide Us the Option to Purchase the Equity Interest in Beijing Technology

Equity Disposition Agreement. Pursuant to the equity disposition agreement dated as of June 5, 2007 among NetQin Beijing, Beijing Technology and the shareholders of Beijing Technology, Beijing Technology’s shareholders grant NetQin Beijing or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Beijing Technology. All of the equity interests in Beijing Technology can be acquired in considerations for the cancellation of all of the loans extended to Beijing Technology’s shareholders under the loan agreements mentioned below. NetQin Beijing or its designated representative(s) have sole discretion to decide when to exercise such options, either in part or in full. NetQin Beijing or its designated representative(s) is entitled to exercise the options an unlimited number of times until all of the equity interests have been acquired, and can freely transfer the option, in whole or in part to any third party. Without NetQin Beijing’s prior written consent, Beijing Technology’s shareholders shall not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. The equity disposition agreement has a term of ten years, but may be extended at the sole option of NetQin Beijing. NetQin Beijing also has the right to require other parties to sign an updated equity disposition agreement instead of extending the existing one.

Loan Agreements. On June 5, 2007, NetQin Beijing and the shareholders of Beijing Technology entered into a loan agreement, pursuant to which NetQin Beijing extended interest-free loans to the shareholders of Beijing Technology with an aggregate amount of RMB6,122,500. In addition, NQ Mobile Inc. extended a loan in the amount of $250,000 to the shareholders of Beijing Technology with an annual interest rate of 6.0%. In January 2011, NQ Mobile Inc., NetQin Beijing and the shareholders of Beijing Technology entered into an agreement, which provides that the sole purpose of the loans in the amounts of RMB6,122,500 and $250,000 is to provide funds necessary for the capital injection of Beijing Technology and that the obligations of the shareholders of Beijing Technology to repay such loans can only be fully performed by the sale of all of its equity interests to NetQin Beijing or its designated representative(s) pursuant to the equity disposition agreement. We refer to these agreements collectively as the loan agreements. Without NetQin Beijing’s prior written consent, the shareholders of Beijing Technology shall not approve any transaction which may significantly affect its assets, operations or liabilities. The term of the loan agreements is ten years, and may be extended if both parties agree in writing.

In the opinion of Jincheng Tongda & Neal, our PRC legal counsel:

•

the ownership structures of our consolidated affiliated entities and our subsidiary in China, both currently and after giving effect to this offering, comply with all existing PRC laws and regulations;

•

the contractual arrangements among NetQin Beijing and Beijing Technology and the shareholders of Beijing Technology that are governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•

each of our PRC subsidiary and our consolidated affiliated entities has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of our PRC subsidiary and our consolidated affiliated entities are in full force and effect. Our PRC subsidiary and our consolidated affiliated entities are capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of Jincheng Tongda & Neal’s knowledge after due inquires, none of our PRC subsidiary, consolidated affiliated entities or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC businesses do not comply with PRC government restrictions on foreign investment in value-added telecommunication services, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in telecommunication business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents the selected consolidated financial and operating data for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included in this prospectus beginning on page F-1. The selected consolidated statement of comprehensive income data for the three-month periods ended March 31, 2011 and 2012 and the selected consolidated balance sheet data as of March 31, 2012 have been derived from our unaudited interim condensed consolidated financial information, which are included in this prospectus beginning on page F-43. Our selected consolidated balance sheet data as of December 31, 2009 has been derived from our audited financial statements not included elsewhere in this prospectus. Our selected consolidated financial information is prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial and operating data in conjunction with the audited consolidated financial statements and related notes, unaudited interim condensed consolidated financial information and related notes, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands of dollars, except for share, per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Net revenues:
Premium mobile Internet services	5,014	15,268	36,202	6,570	13,885
Other services	250	2,427	4,469	1,052	2,091

Total net revenues	$5,264	$17,695	$40,671	$7,622	$15,976
Cost of revenues(1)	(2,812)	(5,193)	(8,057)	(1,503)	(3,421)

Gross profit	2,452	12,502	32,614	6,119	12,555

Operating expenses:
Selling and marketing expenses(1)	(3,344)	(4,436)	(7,955)	(1,453)	(3,192)
General and administrative expenses(1)	(2,139)	(14,750)	(14,024)	(2,124)	(6,539)
Research and development expenses(1)	(2,312)	(2,959)	(5,095)	(999)	(1,485)

Total operating expenses	(7,795)	(22,145)	(27,074)	(4,576)	(11,216)

(Loss)/Income from operations	(5,343)	(9,643)	5,540	1,543	1,339

Interest income	159	234	1,342	76	682
Realized gain/(loss) from available-for-sale investments	47	(102)	29	—	—
Foreign exchange (losses)/gain, net	(2)	(46)	3,011	98	(63)
Other (expense)/income, net	(12)	135	306	—	115

(Loss)/Income before income taxes	(5,151)	(9,422)	10,228	1,717	2,073

Income tax (expense)/benefit	—	(401)	(97)	11	(65)
Share of (loss)/profit of an associate	—	(7)	119	(66)	123

Net (loss)/income	($5,151)	($9,830)	$10,250	$1,662	$2,131

Net (loss)/income attributable to the non-controlling interest	1	3	1	(4)	—

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands of dollars, except for share, per share and per ADS data)
Net (loss)/income attributable to NQ Mobile Inc.	(5,150)	(9,827)	10,251	1,658	2,131

Accretion of redeemable convertible preferred shares	(1,393)	(1,533)	(535)	(399)	—
Beneficial conversion feature of redeemable convertible preferred shares	—	(5,693)	—	—	—
Allocation of net income to participating preferred shareholders	—	—	(1,595)	(1,132)	—

Net (loss)/income attributable to common shareholders	($6,543)	($17,053)	$8,121	$127	$2,131

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands of dollars, except for share, per share and per ADS data)
Net (loss)/earnings per common share:
Basic	($0.1549)	($0.3432)	$0.0468	$0.0021	$0.0092
Diluted	($0.1549)	($0.3432)	$0.0429	$0.0016	$0.0088
Net (loss)/earnings per ADS:(2)
Basic	($0.7745)	($1.7160)	$0.2340	$0.0105	$0.0460
Diluted	($0.7745)	($1.7160)	$0.2145	$0.0080	$0.0440
Weighted average number of common shares outstanding:
Basic	42,251,533	49,683,230	173,373,462	59,373,030	230,516,523
Diluted	42,251,533	49,683,230	193,537,974	81,296,286	242,951,657

Notes: (1)	Share-based compensation expenses included:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands of dollars)
Cost of revenues	13	19	130	7	52
Selling and marketing expenses	35	102	1,923	69	427
General and administrative expenses	1,087	12,299	7,895	1,249	3,574
Research and development expenses	43	146	724	115	203

(2)	Each ADS represents five Class A common shares. Net (loss)/earnings per ADS is calculated based on net (loss)/ earnings per common share multiplied by five.

	As of December 31,			As of March 31,
	2009	2010	2011	2012
	Actual	Actual	Actual	Actual	As Adjusted(1)
	(in thousands of dollars)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,704	$17,966	$69,510	$58,888
Term deposits	2,197	11,279	58,563	72,129
Accounts receivable	1,309	10,081	21,379	25,138
Total assets	10,339	48,404	160,482	171,890
Total liabilities	2,161	5,749	12,231	17,010
Total shareholders’ (deficit)/equity	(10,173)	(8,323)	148,251	154,429

Note: (1)

The unaudited consolidated balance sheet data as of March 31, 2012 are adjusted to give effect to the sale of 6,000,000 Class A common shares in the form of ADSs by us in this offering at an assumed public offering price of $             per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The assumed public offering price is US$             per ADS, the closing trading price of our ADSs on the NYSE on              2012.

Non-GAAP Financial Measures

To supplement the net income/(loss) presented in accordance with U.S. GAAP, we use adjusted net income/(loss) as a non-GAAP financial measure. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. We present adjusted net income/(loss) because it is used by our management to evaluate our operating performance, in addition to net income/(loss) prepared in accordance with U.S. GAAP. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses.

The use of adjusted net income/(loss) has material limitations as an analytical tool. One of the limitations of using adjusted net income/(loss) is that it does not include share-based compensation expenses, which have been and will continue to be a significant recurring expense in our business. In addition, because adjusted net income/(loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income/(loss) as a substitute for or superior to net income/(loss) prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth the calculation of adjusted net income/(loss), which is determined by adding back share-based compensation expenses to our net income/(loss) presented in accordance with U.S. GAAP.

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands of dollars)
Net (loss)/income	($5,151)	($9,830)	$10,250	$1,662	$2,131
Add: share-based compensation expenses	1,178	12,566	10,672	1,440	4,256

Adjusted net (loss)/income	(3,973)	2,736	20,922	3,102	6,387

Selected Operating Data

We monitor certain key operating metrics that we believe are important to our financial performance. As our business evolves and we continue to gain further insight into our growing business, we may change the method of calculating our key operating metrics to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business.

Our registered user accounts and active user accounts overstate the actual number of our individual registered users and active users, respectively. For more information, see “Risk Factors—Risks Related to Our Business and Industry—The number of our registered user accounts overstates the number of unique individuals who register to use our products. Our active user and paying user account figures may differ from the actual numbers of active and paying user accounts.”

We describe below how we calculate each of the registered user accounts, active user accounts and paying user accounts as well as certain limitations of these calculation metrics.

Registered user accounts. We define registered user accounts as the number of user accounts at the end of the period. The number of registered user accounts is not intended to measure the number of individual users, as an individual who has more than one smartphone may create a separate account for each device. We monitor our number of registered user accounts as a measure of the success of our user acquisition strategy.

Active user accounts. We define active user accounts for a specific period as the registered user accounts that have accessed our services at least once during such period. We monitor our number of active user accounts as a measure of the engagement level of our users.

Paying user accounts. We define paying user accounts for a specific period as the registered user accounts that have paid or subscribed for our premium services during such period. We monitor our number of paying user accounts as a measure of our ability to monetize our user base.

The following tables set forth cumulative registered user accounts as of December 31, 2009, 2010 and 2011 and March 31, 2011 and 2012, respectively, as well as the average monthly active user accounts and average monthly paying user accounts for the three months ended December 31, 2009, 2010 and 2011 and March 31, 2011 and 2012, respectively.

	As of December 31,			As of March 31,
	2009	2010	2011	2011	2012
	(in millions)
Cumulative registered user accounts	35.6	71.7	146.7	86.0	172.0
China	26.9	48.5	91.6	57.4	105.2
Overseas	8.7	23.2	55.1	28.6	66.8

	Three Months Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in millions)
Average monthly active user accounts	12.0	25.4	52.3	30.3	60.1
China	9.1	17.4	32.9	20.1	36.4
Overseas	2.9	8.0	19.4	10.2	23.7
Average monthly paying user accounts	1.1	3.2	5.6	3.7	6.5
China	1.0	2.5	4.0	2.8	4.6
Overseas	0.2	0.7	1.6	0.9	1.9

RECENT DEVELOPMENTS

Since March 31, 2012, certain recent developments have taken place in our business operations.

•

We are currently in the process of setting up a wholly-owned subsidiary, NQ Global, in Switzerland. We expect to finalize all setup documents and obtain official approval for NQ Global by the end of June 2012. We plan to conduct a portion of our overseas operations through NQ Global.

•

In May 2012, we entered into an acquisition agreement to acquire 55% equity interest in NationSky through Beijing Technology. Headquartered in Beijing, China, NationSky provides device agnostic managed mobile services, mobile device management services and other mobile SaaS offerings to over 1,000 enterprise customers in China.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial and Operating Data” and our audited consolidated financial statements and unaudited interim condensed consolidated financial information as well as the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading global provider of mobile Internet services offering a comprehensive suite of services in mobile security, privacy and productivity. Our users access our services that are pre-installed on users’ mobile devices or downloaded from the Internet. Our “Freemium” subscription business model provides users with free services and the ability to access premium services. We generate revenues from the premium services offered to our users. As of March 31, 2012, the number of cumulative registered user accounts for our services reached 172.0 million in over 150 countries, representing a sizeable share of the fast-growing market for mobile Internet services.

Our services cater to the needs of consumers and enterprises in the usage of their mobile devices and we believe we are well positioned to capture market opportunities presented by the rapidly evolving mobile Internet industry. Our cloud-client computing platform combines our cloud-side mobile security knowledge repository and our client-side applications to provide real-time mobile anti-malware, anti-spam, privacy protection, data backup and restore and other services to users worldwide. Leveraging our cloud-side resources, we believe we have compiled one of the most comprehensive mobile security knowledge repositories in the world, which continues to grow as new security threats are identified through our proprietary dynamic technology or through the contribution of security knowledge from our rapidly growing user base and mobile ecosystem participants. In addition, we offer user-centric client-side mobile security, privacy and productivity applications optimized for mobile devices. The continued growth of our mobile security repository and user base will help us maintain our global leadership and widen the gap between our competitors and us.

We offer services to users globally through a “Freemium” subscription business model. Our Freemium offerings provide users with free services and the ability to upgrade to a selection of premium services to meet individual needs. The scale of our services portfolio allows us to provide a wide range of free services to address fundamental user requirements. These free services allow us to build a large user base while enhancing user engagement and loyalty. We also offer a selection of fee-generating premium services to monetize our large user base. Such services are bundled with our free offerings for users who elect to pay for additional protection and enhanced productivity. We are able to renew a significant portion of the paying users of our premium services. Moreover, our back-end architecture, which is based on our proprietary business and operations support system (BOSS), enables us to analyze customer in-app usage behaviors data continuously and price our services dynamically.

Since our inception, we have focused on building a large and engaged user base. Our cumulative registered user accounts reached 172.0 million as of March 31, 2012, of which 38.9% were overseas registered user accounts. Our average monthly active user accounts for the three months ended March 31, 2012 were 60.1 million, compared to 30.3 million for the three months ended March 31, 2011; our average monthly paying user accounts for the three months ended March 31, 2012 were 6.5 million, compared to 3.7 million for the three months ended March 31, 2011.

We generate revenues primarily through the sale of user subscriptions to our premium mobile Internet services. We have grown significantly since we commenced our operations. Our total net revenues increased from $5.3 million in 2009 to $40.7 million in 2011, representing a CAGR of 178.0%. The contribution from our international operation increased from 21.0% in 2009 to 43.4% in 2011, demonstrating our rapidly expanding global footprint. We incurred a net loss of $5.2 million in 2009 and achieved a net income of $10.3 million in 2011. Our net loss/income amounts reflect the impact of non-cash share-based compensation expenses of $1.2 million in 2009 and $10.7 million in 2011. For the three months ended March 31, 2012, our total net revenues reached $16.0 million, representing 109.6% year-over-year growth compared to the three months ended March 31, 2011. The contribution from our international operations also increased to 44.8% for the three months ended March 31, 2012, compared to 39.1% in the same period last year. We have a net income of $2.1 million for the three months ended March 31, 2012, compared to a net income of $1.7 million for the three months ended March 31, 2011.

We incur significant share-based compensation expenses during the course of our business. In 2011, we granted options to purchase an aggregate of 18,086,325 common shares in our company as well as 1,075,000 restricted shares to various officers, employees, consultants and business partners, including the granting of options to purchase 8,020,000 common shares to Dr. Henry Yu Lin, chairman of the board of directors and co-chief executive officer, Dr. Vincent Wenyong Shi, a director and chief operating officer of our company, and Ms. Ying Han, an independent director, in February 2011. Pursuant to an employment agreement we entered into with Mr. Omar Sharif Khan, our director and co-chief executive officer, we granted 2,000,000 restricted ADSs to Mr. Khan in January 2012. We incurred $1.2 million, $12.6 million and $10.7 million in share-based compensation expenses for the fiscal years ended December 31, 2009, 2010 and 2011, respectively, and $1.4 million and $4.3 million for the three months ended March 31, 2011 and 2012, respectively. In May 2012, we amended the employment agreement to grant an additional 1,800,000 restricted ADSs to Mr. Khan in lieu of his agreement to give up 15% equity interest in NQ Global that we previously agreed to grant to him under the employment agreement. We may incur additional share-based compensation expenses in the future in connection with this modification. The granting or acceleration of our share-based awards will materially and adversely affect our financial results in the periods over the vesting period of the newly granted options and restricted shares.

Our results of operations are affected by PRC laws, regulations and policies relating to value-added telecommunications services. Due to current legal restrictions on foreign ownership and investment in value-added telecommunications services in China, we rely on a series of contractual arrangements with Beijing Technology to conduct our business in China. We do not hold equity interests in Beijing Technology or its subsidiary. As a result of these contractual arrangements, we are the primary beneficiary of Beijing Technology and treat it as our consolidated affiliated entities under U.S. GAAP.

Factors Affecting Our Results of Operations

Our results of operations are affected by, among others, the following factors:

The growth of the mobile security and productivity industry

Our business and prospects depend on the continued development of the mobile security and productivity industry in China and abroad. As a new industry, the mobile security and productivity industry has only begun to experience substantial growth in recent years in terms of number of users and revenues. The growth of the mobile security and productivity industry is affected by numerous factors, such as users’ general communication experience, technological innovations, development of smartphones and other mobile devices, development of mobile Internet and Internet-based mobile telecommunication services, regulatory changes, and the macroeconomic environment.

Our ability to maintain our user base through subscription renewals and expand our user base

Our business is significantly affected by the overall size of our user base, which in turn is determined by, among other factors, (i) user experience of our services and products and our existing paying users’ renewal of subscriptions for our services, (ii) the effectiveness of our technology, (iii) our relationships with key players in the mobile ecosystem such as wireless carriers, handset manufacturers, chipmakers, distributors and retailers and third-party payment processors, (iv) the retention of our existing users and the expansion of our business into overseas and enterprise markets and (v) the expansion of our target user base beyond smartphone users to mobile tablets and other Internet-enabled mobile devices.

Our ability to further monetize our user base

Our revenues and results of operations depend to a large extent on our ability to obtain subscription renewals and further monetize our user base. Our Freemium service business model provides users with free services and the ability to access premium, fee-charging services to meet their individual needs. We aim to attract more existing paying users to renew their subscriptions and turn more registered user accounts into paying user accounts through up-selling and cross-selling our premium services, among others, the success of which is affected by our ability to continually improve and promote our existing premium products and services, develop and introduce new services and features meeting user needs, and enhance user experience. In addition, our ability to monetize our user base is affected by our pricing power, which in turn depends on various factors such as local consumption levels, market prices for mobile applications, recognition and acceptance of our brand and services, and competition.

Our ability to continue to develop and offer new mobile security, privacy and productivity services and enter into and expand in the enterprise market

We generate revenues primarily through user subscriptions of our premium mobile security, privacy and productivity services, which substantially depends on our ability to continue offering services and products that meet the changing requirements of our users and appropriately price our services and products. As the mobile security, privacy and productivity industry evolves and user preferences for mobile security, privacy and productivity services and products change, our results of operations and the success of our entry into and expansion in the enterprise market depend on our ability to continually research, develop and update our products and services to meet user needs and offer such products at competitive prices. As the industry continues to evolve, we need to introduce products and services which provide competitive advantages over other competing products which may enter the market.

Our ability to control our cost of revenues and operating expenses

Our cost of revenues includes, among others, user acquisition costs and payments to mobile payment service providers. We pay third parties a fee for each registered user account acquired through them. With our enhanced brand and established market position, we expect the viral marketing channel to become an increasingly important user acquisition channel in our existing markets and, consequently, payments to third parties in connection with user acquisition as a percentage of our total net revenues to decrease over time. In addition, we cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users. If we cooperate with wireless carriers through mobile payment service providers, we share the revenues with the mobile payment service providers and the revenue attributed to the mobile payment service provider will be recognized as cost of revenues. We expect payments to mobile payment service providers as a percentage of our total net revenues to decrease as we have increasingly cooperated with wireless carriers directly.

Our operating expenses include selling and marketing expenses, general and administrative expenses, and research and development expenses. Our total operating expenses increased from 2009 to 2011 and for the three months ended March 31, 2011 comparing to the same period in 2012, respectively, as our business expanded rapidly in its early years and we hired more personnel and incurred more expenses to support marketing, administrative and research and development efforts. We expect that our operating expenses, excluding the non-cash share-based compensation expenses, will continue to increase but in the longer term will decrease as a percentage of our total net revenues as we achieve economies of scale. Our results of operations are and will continue to be affected by our ability to control our cost of revenues and operating expenses.

Key Operating Metrics

We monitor certain key operating metrics that we believe are important to our financial performance. As our business evolves and we continue to gain further insight into our growing business, we may change the method of calculating our key operating metrics to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business. For details of how we calculate each of these metrics, as well as limitations thereon, see “Selected Consolidated Financial and Operating Data—Selected Operating Data.”

The following tables set forth cumulative registered user accounts as well as the average monthly active user accounts and average monthly paying user accounts for the periods presented.

	As of December 31,			As of March 31,
	2009	2010	2011	2011	2012
			(in millions)
Cumulative registered user accounts	35.6	71.7	146.7	86.0	172.0
China	26.9	48.5	91.6	57.4	105.2
Overseas	8.7	23.2	55.1	28.6	66.8

	Three Months Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in millions)
Average monthly active user accounts	12.0	25.4	52.3	30.3	60.1
China	9.1	17.4	32.9	20.1	36.4
Overseas	2.9	8.0	19.4	10.2	23.7
Average monthly paying user accounts	1.1	3.2	5.6	3.7	6.5
China	1.0	2.5	4.0	2.8	4.6
Overseas	0.1	0.7	1.6	0.9	1.9

Description of Certain Statement of Comprehensive Income Items

Net Revenues

We recognize revenues net of business tax and related surcharges. We derive our net revenues primarily from premium mobile Internet services. We focus on mobile security, privacy and productivity services and provide for free the basic functions of such services, such as the malware scanning, anti-spam, contact back-up and restore functions. We charge our users a subscription fee for subscribing to our premium services, such as access to continual updates of our virus library and advanced privacy protection services, on a monthly, three-month, six-month or twelve-month basis. We also charge our users for virus library updates on a pay-per-use basis. In addition, we derive a small portion of our net revenues from other sources, such as secured download and delivery services for mobile applications produced by third parties and providing technology development services to third parties.

We collect net revenues from premium mobile Internet services through three payment channels. First, we cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users. If we cooperate with wireless carriers directly, wireless carriers charge a fixed percentage of the total user payment as a fee primarily for billing and collection services. We recognize net revenues excluding the fees retained by wireless carriers. If we cooperate with wireless carriers through mobile payment service providers, we pay a fee to the mobile payment service providers and such fees are recognized as costs of revenues. Second, we sell prepaid cards to customers through independent distributors and amortize such net proceeds from the distributors as net revenues on a straight-line basis over the subscription periods. Third, users can subscribe for our services directly through our website and make payments through third-party payment processors. We recognize the proceeds collected through third-party payment processors as net revenues. The service fees charged by third-party payment processors are recognized as cost of revenues. See “—Critical Accounting Policies—Revenue Recognition.”

The following table sets forth the principal components of our net revenues by amount and as a percentage of our total net revenues for the periods indicated.

	Year Ended December 31,						Three Months Ended March 31,
	2009		2010		2011		2011		2012
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Premium mobile Internet services	5,014	95.3	15,268	86.3	36,202	89.0	6,570	86.2	13,885	86.9
Other services	250	4.7	2,427	13.7	4,469	11.0	1,052	13.8	2,091	13.1

Total net revenues	5,264	100.0	17,695	100.0	40,671	100.0	7,622	100.0	15,976	100.0

Net revenues from premium mobile Internet services increased significantly from 2009 to 2010 to 2011 and for the three months ended March 31, 2011 when comparing to the three months ended March 31, 2012, due primarily to (i) the strong and steady growth in the number of our paying user accounts, which in turn reflected the growth of our registered and active user accounts and their increased use of our premium services, (ii) an increase in our overseas paying user accounts as a percentage of our total paying user accounts, as our overseas paying user accounts generally pay a higher subscription rate and therefore have higher net revenues per user account, and (iii) to a lesser extent, an increase in the subscription fee rates of our Mobile Anti-virus and Mobile Manager services for new users in China since the fourth quarter of 2009. We price our products and services based on various factors, including, among other things, local consumption levels, market prices for mobile applications, recognition and acceptance of our brand and services, and competition.

Overseas users account for an increasing portion of our net revenues as we further expand our presence in overseas markets. Net revenues attributable to overseas users as a percentage of our total net revenues increased from 21.0% in 2009 to 35.1% in 2010 to 43.4% in 2011. Revenue contribution from overseas users accounted for 50.8% of total net revenues from premium mobile Internet services in the first quarter of 2012, compared with 45.4% in the first quarter of 2011.

We launched the secured download and delivery services for mobile applications produced by third parties in the fourth quarter of 2009. Net revenues from such services, which are recorded in other revenues, increased substantially in 2010, 2011 and the first three months in 2012 with increased use of these services by our users.

Cost of Revenues

Cost of revenues primarily consists of: (i) payments to third parties in connection with user acquisition, (ii) salaries and benefits for employees that provide customer services and other support directly related to our products and services, and (iii) payments paid to or retained by mobile payment service providers and third-party payment processors.

We acquire users primarily through viral marketing, or word-of-month marketing, pre-installation and online download. We provide online downloads of our products and services via various third-party websites, including online advertising networks, Internet portals and mobile application stores. We pay such third parties a fee for each registered user account acquired through them. Payments to these third parties increased from 2009 to 2010 to 2011 and for the three months ended March 31, 2011 comparing to the three months ended March 31, 2012 as we acquired more registered user accounts through them during these periods. With our enhanced brand and established market position, we expect the viral marketing channel to become an increasingly important user acquisition channel in existing markets and, consequently, payments to third parties in connection with user acquisition as a percentage of our total net revenues to decrease over time. We also pay fees to handset manufacturers to pre-install our applications on their handsets.

Salaries and benefits for employees that provide customer services and other support directly related to our products and services increased from 2009 to 2010 to 2011 and for the three months ended March 31, 2011 comparing to the three months ended March 31, 2012, primarily reflecting the expansion of our customer services and product support teams.

We cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users. If we cooperate with wireless carriers through mobile payment service providers, we pay a fee to the mobile payment service providers and the amounts attributed to mobile payment service providers are recognized as costs of revenues. Substantially all of our net revenues were collected through wireless carriers and mobile payment service providers in 2009, approximately 60.0% and 40.2% of our net revenues were collected through wireless carriers and mobile payment service providers in 2010 and 2011, respectively, and approximately 47.3% and 35.0% of our net revenues were collected through wireless carriers and mobile payment service providers for the three months ended March 31, 2011 and 2012, respectively. Net revenues collected through our top mobile payment service provider, Yidatong, contributed 20.0%, 21.4% and 25.8% of our total net revenues in 2009, 2010 and 2011, respectively, and 20.3% and 26.8% for the three months ended March 31, 2011 and 2012, respectively. Yidatong charges us a lower fee rate than other mobile payment service providers through which we cooperate with wireless carriers. See also “Risk Factors—Risks Related to Our Business and Industry—We depend on wireless carriers and mobile payment service providers as well as other third party service providers for the collection of a substantial portion of our revenues, and any loss or deterioration of our relationship with wireless carriers, mobile payment service providers or any of these third-party service providers may result in disruptions to our business operations and the loss of revenues.” The remaining net revenues were collected through prepaid cards and third-party payment channels including Alipay in China, Paypal overseas and also UnionPay, credit cards and debit cards in general. Having prepaid cards and third-party payment channels further diversifies our payment channels and reduces our dependence on existing wireless carriers and mobile payment service providers. Because we amortize net proceeds from the distributors as net revenues on a straight-line basis over the subscription period, using the prepaid card payment channel to collect revenues has also decreased our cost of revenue. In 2011 and for the three months ended March 31, 2012, a larger portion of our net revenues was collected through prepaid cards and third-party payment channels as compare to that of 2010 and 2009.

Cost of revenues also includes an allocation of our share-based compensation charges. See “—Critical Accounting Policies—Share-based compensation.”

As we expand into the enterprise market, we expect our cost of revenues to increase, which in turn may cause gross margins to decrease. We believe the cost of revenues for an enterprise business will be higher than our consumer business because we may, from time to time, offer bundled hardware, software and services to our enterprise customers.

Operating Expenses

Our operating expenses consist of (i) selling and marketing expenses, (ii) general and administrative expenses, and (iii) research and development expenses. We expect our operating expenses to continue to increase as our business grows. The following table sets forth the components of our operating expenses by amounts and as a percentage of total operating expenses for the periods indicated.

	Year Ended December 31,						Three Months Ended March 31,
	2009		2010		2011		2011		2012
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Selling and marketing expenses	3,344	42.9	4,436	20.0	7,955	29.4	1,453	31.8	3,192	28.5
General and administrative expenses	2,139	27.4	14,750	66.6	14,024	51.8	2,124	46.4	6,539	58.3
Research and development expenses	2,312	29.7	2,959	13.4	5,095	18.8	999	21.8	1,485	13.2

Total operation expenses	7,795	100.0	22,145	100.0	27,074	100.0	4,576	100.0	11,216	100.0

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of marketing and promotional expenses and salaries, benefits and commissions for our sales and marketing personnel. We expect our selling and marketing expenses to increase significantly as we expand our business overseas and into the enterprise market.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits, including share-based compensation, for our general and administrative personnel. We expect our general and administrative expenses to increase in the future as our business continues to grow, we hire additional executives, officers and employees, and we incur increased costs related to complying with our compliance and reporting obligations under the U.S. securities laws as a public company.

Research and Development Expenses. Research and development expenses consist primarily of salaries and benefits for research and development personnel. We expect our research and development expenses to increase as we intend to hire more research and development personnel to increase performance levels of existing products and services and develop new products and services.

Operating expenses also include an allocation of our share-based compensation charges. See “—Critical Accounting Policies—Share-based compensation.” We incur significant share-based compensation expenses during the course of our business. In 2011, we granted options to purchase an aggregate of 18,086,325 common shares in our company as well as 1,075,000 restricted shares to various officers, employees, consultants and business partners, including the granting of options to purchase 8,020,000 common shares to Dr. Henry Yu Lin, chairman of the board of directors and co-chief executive officer, Dr. Vincent Wenyong Shi, a director and chief operating officer of our company, and Ms. Ying Han, an independent director, in February 2011. Pursuant to an employment agreement we entered into with Mr. Omar Sharif Khan, our director and co-chief executive officer, we granted 2,000,000 restricted ADSs to Mr. Khan in January 2012. We incurred $1.2 million, $12.6 million and $10.7 million in share-based compensation expenses for the fiscal years ended December 31, 2009, 2010 and 2011, respectively, and $1.4 million and $4.3 million for the three months ended March 31, 2011 and 2012, respectively. In May 2012, we amended the employment agreement to grant an additional 1,800,000 restricted ADSs to Mr. Khan in lieu of his agreement to give up 15% equity interest in NQ Global that we previously agreed to grant to him under the employment agreement. We may incur additional share-based compensation expenses in the future in connection with this modification. The granting or acceleration of our share-based awards will materially and adversely affect our financial results in the periods over the vesting period of the newly granted options and restricted shares.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, payment of dividends by us to our shareholders is not subject to withholding tax in the Cayman Islands.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate at 16.5% since the beginning of 2008, the effective date that the Hong Kong government promulgated a 1% decrease in the profit tax rate. Our Hong Kong subsidiary, NetQin HK, is currently subject to 16.5% profit tax in Hong Kong.

China

PRC Corporate Income Tax

Prior to January 1, 2008, our subsidiary, NetQin Beijing was governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises. Beijing Technology and its subsidiary were governed by the local income tax laws, which we collectively referred to as the previous income tax laws and rules. Pursuant to the previous income tax laws and rules, NetQin Beijing, Beijing Technology and its subsidiary are generally subject to Corporate Income Taxes, or EIT, at a statutory rate 33%, which comprises 30% state income tax and 3% local income tax. An enterprise qualified as a “high and new technology enterprise” is entitled to a preferential tax rate of 15% and is further entitled to an EIT exemption for its first three years of operations and a 50% tax reduction to 7.5% for the subsequent three years and 15% thereafter.

On March 16, 2007, the National People’s Congress adopted the new Corporate Income Tax Law, or the New CIT Law, which became effective from January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises by adopting a uniform income tax rate of 25%. Preferential tax treatments will continue to be granted to entities that are qualified as “high and new technology enterprises strongly supported by the State,” or conducted business in encouraged sectors.

In addition, under the New CIT Law, effective from January 1, 2008, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The withholding tax rate is 5% for the parent company in Hong Kong if the parent company is the beneficial owner of the dividend and approved by the PRC tax authority to enjoy the preferential tax benefit. The withholding tax rate is 10% for the parent company in other countries which do not enter into tax treaties with PRC. This new withholding tax imposed on the dividend income received from our PRC subsidiaries will reduce our net income. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors.

Beijing Technology is qualified as a high and new technology enterprise under the New CIT Law. In addition, Beijing Haidian District State Tax Bureau has approved a transitional treatment to allow the Beijing Technology to continue to enjoy its unexpired tax holiday provided by the previous income tax laws and rules. Accordingly, Beijing Technology was subject to a rate of 7.5% from 2008 to 2010, and is subject to a rate of 15% thereafter so long as it continues to qualify as a high and new technology enterprise. However, since it is uncertain whether Circular 157 will be enforced retrospectively, we cannot assure you that that Beijing Technology will maintain the tax benefits it previously enjoyed, or that the local tax authorities will not, in the future, order the return of such tax benefits. See “Risk factors—Risks Related to Doing Business in China—Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.”

Our other subsidiary, NetQin Beijing, is subject to the prevailing income tax rate of 25% on taxable income for each of the years ended December 31, 2009 and 2010. Pursuant to the new CIT Law, there are some tax incentives available for qualified enterprises. NetQin Beijing was recognized as a qualified software enterprise, and subject to final approval by the local tax authority, NetQin Beijing would be eligible for exemption from income tax for 2011 and 2012, followed by a 50% reduction in income tax from 2013 through 2015.

The New CIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the new CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the New CIT Law, should we be treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

PRC Business Tax

Under the relevant PRC tax laws, our business operations in the PRC are subject to PRC business tax at the rate of 0%, 3% or 5%. In addition, we must pay certain related surcharges that amounted to 10% of our PRC business tax. Such surcharges increase to 12% of our PRC business tax from January 1, 2012 onwards. We recognize PRC business tax and the related surcharges when revenue is earned.

United States

NQ US is subject to a 34% federal corporate income tax rate and, under certain circumstances, subject to certain state income tax in the United States. NQ US did not have significant operations for the years ended December 31, 2010 and 2011 and for the three months period ended March 31, 2012.

Taiwan

NetQin Taiwan has not had significant operations since its inception during the year ended December 31, 2011 and for the three months period ended March 31, 2012.

Internal Control over Financial Reporting

Prior to our initial public offering in May 2011, we were a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of December 31, 2010 and 2011 and for the three years ended December 31, 2009, 2010 and 2011, we and our independent registered public accounting firm identified one material weakness in our internal control over financial closing and reporting process, which was related to us not having a sufficient number of professionals in our financial accounting and reporting group with the requisite knowledge of U.S. GAAP and SEC reporting requirements.

We have undertaken certain remedial steps to address the material weakness, including hiring additional professionals with experience in U.S. GAAP and SEC reporting from reputable accounting firms, training our new and existing accounting staff and setting up new internal audit department. We are also setting up an internal control process to timely assess new releases of U.S. GAAP and SEC regulations. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we plan to continue to address and remediate in our internal control over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Under the supervision and with the participation of our senior management, including our executive chairman, chief executive officers and our chief financial officer, we are forming a taskforce led by senior management members in pursuing compliance with the requirements of Sarbanes-Oxley Act and are continuing to undertake measures to improve our internal control over financial reporting. These measures include but are not limited to continuously strengthening our accounting resources, improving our financial closing and reporting process and procedures, and developing and strengthening our internal audit function.

As we are still in the evaluation process, we may identify additional control deficiencies in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that our accounting policies with respect to revenue recognition, impairment of long-lived assets, allowance for doubtful accounts, share-based compensation, mezzanine classified non-controlling interest, income taxes and investment in an associate represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our audited consolidated financial statements, unaudited interim condensed consolidated financial information and other disclosures included elsewhere in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and/or service has been performed, the price is fixed or determinable and collection is reasonably assured. Revenue is recorded net of business tax and related surcharges.

Revenues presented in the consolidated statements of operations include revenues from premium mobile Internet services and other services.

Premium Mobile Internet Services

Premium mobile Internet services revenues are derived principally from providing premium security, privacy and productivity services to end users. The basic functions of mobile security, privacy and productivity services, including anti-virus, anti-malware, anti-spam, privacy protection, data backup and recovery are free of charge. The software providing the basic service is offered to end users through pre-installation on mobile handsets or free downloads from mobile Internet websites or our website. Customers are charged for updating the anti-virus database on a pay-per-use basis or for subscribing to the premium security, privacy and productivity services including continuous update of anti-virus basis, continuous update of the semantics of anti-spam, and advanced privacy protection on a monthly, three-month, six-month, or twelve-month basis. We recognize revenue for premium services considered to be software-related (e.g., mobile security services) in accordance with industry specific accounting guidance for software and software related transactions. For premium services where the customer does not take possession of a fully functioning software (e.g., mobile productivity services), we recognize revenue pursuant to ASC 605, Revenue Recognition. Provided collectability is probable, revenue is recognized over the usage period which is the same for software-related services and services where software is incidental to the provision of the services. Basic functions and customer support are provided to end users free of charge, whether they subscribe to our services or not. Customer arrangements may include premium security, privacy and productivity services which are multiple elements. Revenue on arrangements that include multiple elements is allocated to each element based on the relative fair value of each element. Fair value is generally determined by vendor specific objective evidence (“VSOE”). In October 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standard for multiple deliverable revenue arrangements, which provided updated guidance on whether multiple deliverables exist, how deliverables in an arrangement should be separated, and how consideration should be allocated. This standard eliminates the use of the residual method and requires arrangement consideration to be allocated based on the relative selling price for each deliverable. The selling price for each arrangement deliverable can be established based on VSOE or third-party evidence (“TPE”) if VSOE is not available. The new standard requires the application of an estimate of selling price (“ESP”) if neither VSOE nor TPE is available. On January 1, 2011, we adopted ASU 2009-13 on a prospective basis for applicable transactions originating or materially modified after December 31, 2010. The adoption of this standard did not have a significant impact on our revenue recognition for multiple deliverable arrangements. For all the periods presented, the usage period for the elements in arrangements that include multiple elements is the same. No allocation was performed as there is no impact from the allocation on revenue recognized.

Revenue for pay-per-use services is recognized on a per use basis when the update is made. Revenue for the subscription services is recognized on a straight-line basis over the estimated service period provided all revenue recognition criteria have been met.

The payment channels include wireless carriers and mobile payment service providers, prepaid cards, and third-party payment processors. These three payment channels are used in both China and overseas markets.

Wireless Carriers and Mobile Payment Service Providers

We contract with mobile payment service providers, which in turn contract with wireless carriers, to provide the mobile Internet services to end users. In China, mobile payment service providers have the exclusive licenses to contract with wireless carriers in offering mobile Internet services to the customers and they are only responsible for billing and collection from wireless carriers as intermediaries. We, via mobile payment service providers, cooperate with wireless carriers to provide mobile Internet services to the customers and wireless carriers’ role primarily includes billing and collection services. Under certain circumstances, we also act as a mobile payment service provider ourselves and contract directly with wireless carriers. Fees paid for premium service are charged to the customers’ telephone bills and shared with mobile payment service provider and us, after the wireless carriers’ deduction of their own service charges. Each party’s share of total billings is fixed pursuant to the co-operative arrangements between mobile payment service provider and us.

We recognize and report our premium mobile Internet services revenues on a gross basis, based on our and mobile payment service providers’ portions of the gross billing to customers under these co-operative arrangements, as we have the primary responsibility for accepting the contract and fulfilling obligations under the premium mobile Internet services, we determine the price and product specifications, and we have full discretion in selecting mobile payment service providers; and thus we are considered to be the principal in the transaction. The amounts attributed to mobile payment service providers’ share are recognized as costs of revenues.

We recognize our revenues net of the amounts retained by the wireless carriers. We do not enter into the arrangements directly with the wireless carriers except when we act as a mobile payment service provider ourselves. Wireless carriers determine the percentage they charge for premium mobile Internet services, and from the customer’s perspective, we believe the service is viewed as provided jointly by wireless carriers and us. Accordingly, in these cases, we believe we and the wireless carriers do not act as each other’s agents. Therefore, the revenues recognized are net of the amounts retained by the wireless carriers.

To recognize premium mobile Internet services revenues, we rely on wireless carriers and mobile payment service provider to provide us with the billing confirmations for the amount of services they have billed to their mobile customers. At the end of each reporting period, when the wireless carriers or mobile payment service providers have not provided us the monthly billing confirmations, we use information generated from our internal system as well as the historical data to estimate the amount of collectable premium mobile Internet services fees and to recognize revenue. Historically, there have been no significant adjustments to the revenue estimates.

Prepaid Cards

We sell prepaid cards to customers through independent distributors. Those independent distributors will sell the prepaid cards directly to the end customers. Customers can then use the prepaid cards to subscribe to the premium services. Once the customers activate the premium service using the prepaid card, we start to recognize its revenues on a straight-line basis over the estimated service period. As we do not have control of, and generally does not know, the ultimate selling price of the prepaid cards sold by the distributors, net proceeds from the distributors are used to record our revenues.

Third Party Payments

The customer can subscribe to our premium services directly through our website, with billing and payment being handled by third-party payment processors. Under these circumstances, we have the primary responsibility for accepting and fulfilling our obligations, and therefore recognize the revenue on a gross basis. The service fees charged by third-party payment processors are recognized as costs of revenue.

Other Services

Other services revenues are derived principally from fees paid by third party business partners for referring customers to them and providing technology development service. We recognize referral revenue when the referral occurs and the technology development revenue when the performance is completed.

Impairment of Long-Lived Assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of long-lived assets was recognized for any of the periods presented.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. We review the accounts receivable on a periodic basis and make specific allowances based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. If any of our intermediaries with significant outstanding accounts receivable balances were to become insolvent or unable to make payments in a timely manner, or refuse to pay us, we would have to make further provisions or write off the relevant amounts if the potential for recovery is considered remote. No significant allowance has been provided on accounts receivable for the periods presented.

Share-Based Compensation

Options

On June 7, 2007, our board of directors passed a resolution to adopt the 2007 Global Share Plan. The 2007 Global Share Plan provides for the granting of options to selected employees, directors, and non-employee consultants to acquire common shares of our company at an exercise price as determined by our board or the administrator appointed by the board at the time of grant. The maximum number of common shares in respect of which options may be granted under the 2007 Global Share Plan is 44,415,442. The following table sets forth the options granted under the 2007 Global Share Plan that were outstanding as of April 30, 2012.

Date of Option Grant	Options Granted	Exercise Price	Intrinsic Value(1)	Weighted-Average Fair Value of Options	Fair Value of Common Shares	Type of Valuation
August 8, 2007	215,300	$0.07	$2.256	$0.040	$0.062	Retrospective
February 8, 2008	237,090	$0.25	$2.076	$0.072	$0.136	Retrospective
August 8, 2008	226,525	$0.25	$2.076	$0.092	$0.163	Retrospective
April 8, 2009	1,633,824	$0.25	$2.076	$0.132	$0.221	Retrospective
December 8, 2009	614,392	$0.25	$2.076	$0.197	$0.307	Retrospective
August 8, 2010	1,115,403	$0.40	$1.926	$0.262	$0.447	Retrospective
November 8, 2010	89,430	$0.40	$1.926	$0.672	$0.939	Contemporaneous
December 15, 2010	3,040,000	$0.40	$1.926	$1.272	$1.550	Contemporaneous
February 28, 2011	8,020,000	$1.52	$0.806	$1.620	$2.170	Contemporaneous
March 15, 2011	790,442	$1.52	$0.806	$1.469	$2.190	Contemporaneous

Total	15,982,406

Note: (1)	As determined based on the difference between the exercise price of the options and our closing stock price on April 30, 2012 of $11.63 per ADS, or $2.33 per Class A common share as of that date.

On March 15, 2011, our board of directors passed a resolution to adopt the 2011 Share Incentive Plan (the “2011 Share Plan”) that provides for the granting of options to acquire common shares, restricted shares or restricted share units of the Company to selected employees, directors, and non-employee consultants at an exercise price as determined by the Board or the administrator appointed by the Board at the time of grant. Subject to Article 9 and Section 3.1(b) of the 2011 Share Plan, the maximum aggregate number of shares which may be issued pursuant to all awards (option, restricted share or restricted share unit award granted pursuant to the 2011 Share Plan) shall be 13,000,000 plus an annual increase on the first day of each fiscal year, beginning in 2012, equal to the result of 13,000,000 minus the total number of shares underlying the options or other awards granted in the preceding year that remain outstanding; or such lesser amount of Shares as determined by the

Board. The following table sets forth the options granted under the 2011 Share Plan that were outstanding as of April 30, 2012.

Date of Option Grant	Options Granted	Exercise Price	Intrinsic Value(1)	Weighted-Average Fair Value of Options		Fair Value of Common Shares		Type of Valuation
June 13, 2011	3,365,000	$0.80	$1.526	$0.460		$0.804		Contemporaneous
June 13, 2011	250,000	$0.80	$1.526	$0.530		$0.804		Contemporaneous
November 2, 2011	1,000,000	$0.91	$1.416	$0.833		$1.090		Retrospective
December 22, 2011	1,247,000	$0.95	$1.376	$0.541		$0.968		Contemporaneous
December 22, 2011	1,200,000	$0.95	$1.376	$0.625		$0.968		Contemporaneous
December 22, 2011	105,000	$0.95	$1.376	$0.492		$0.968		Contemporaneous
December 22, 2011	1,337,500	$0.95	$1.376	$0.711	(2)	$0.968	(2)	Contemporaneous

Total	8,504,500

Notes:	(1)	As determined based on the difference between the exercise price of the options and the closing price of $11.63 per ADS, or $2.33 per Class A common share as of April 30, 2012.
(2)

These options were granted to non-employee consultants where their fair values are subject to remeasurement as of each reporting date. As of April 30, 2012, no estimate is made and amounts as of December 31, 2011 are disclosed.

Based on our closing stock price on April 30, 2012 of $11.63 per ADS, or $2.33 per Class A common share, the aggregate intrinsic value of our total outstanding share options as of April 30, 2012, which amounted to options to purchase 24,486,906 common shares, would be $33.68 million.

Share-based compensation expense for all share-based awards granted to employees is determined based on the grant date fair value of the award and are recognized as an expense using graded vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

We account for awards to non-employee consultants are measured at fair value at the earlier of the commitment date or the date the services are completed. Generally, the measurement date of the fair value of the awards we issued is the date on which the non-employee consultant’s performance is completed. These awards are remeasured at each reporting date using the fair value as at each period end until the measurement date. The expense is recognized using the graded vesting method. Changes in fair value between the interim reporting dates are attributed in the same manner used to recognize the original compensation cost.

In determining the fair value of our equity instruments, we referred to valuation reports prepared by an independent third-party appraisal firm, based on data we provided. The valuation reports provided us with guidelines in determining the fair value of the equity instruments, but the determination was made by our management.

In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2009, 2010, 2011 and 2012 were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expense we recognize in our consolidated financial statements.

We estimated the risk-free rate based on the yield to maturity of China Sovereign bond denominated in U.S. dollars as at the option valuation date. Exercise multiple is estimated as the ratio of fair value of stock over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Multiples of two to three were used for the valuation analysis of employee options granted. Life of the stock options is the expected remaining contract life of the option. Based on the option agreement, the contract life of the option is 10 years commencing from the option granted date, at each valuation date, the remaining life of option should be the life between the valuation date and the expiry date of option. The expected volatility at the date of grant date and each option valuation date was estimated based on historical volatility of comparable companies for the period before the grant date with length commensurate with the life of the options. We have no history or expectation of paying dividends on our common shares.

If factors change and we employ different assumptions for estimating share-based compensation expenses in future periods or if we decide to use a different valuation model, our share-based compensation expenses in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net earnings per share.

The fair value of our common shares is based on the closing prices of the Company’s publicly traded shares for all awards granted after our public offering while prior to our public offering, as a private company with no quoted market in our common shares, we had to estimate the fair value of our common shares at the relevant grant dates for employee options and at each reporting date for non-employee options. The determination of the fair value of our common shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

In determining the fair values of our common shares as of each award grant date prior to our initial public offering, three generally accepted approaches to value were considered: cost, market and income approaches. While useful for certain purposes, the cost approach is generally not considered applicable to the valuation of a company as a going concern, as it does not capture the future earning potential of the business. The comparability of our peer companies’ financial metrics and the relevance of the market approach were also considered low since our target market and stage of development are different from those of the publicly listed companies in the same industry. In view of the above, we determined that the income approach is the most appropriate method to derive the fair values of our common shares. In addition, we took into consideration of the guidance prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

The income approach involves applying appropriate discount rates to estimated cash flows that are subject to a number of assumptions. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The risks associated with achieving the estimated cash flow were assessed in selecting the appropriate discount rates, which had been determined to be 35%, 34%, 33%, 31%, 30%, 30%, 27% and 23% as of February 8, 2008, August 8, 2008, December 31, 2008, April 8, 2009, September 30, 2009, December 8, 2009, August 8, 2010 and November 8, 2010, respectively. The discount rates were based on the estimated market required rate of return for investing in our company, or weighted average cost of capital, or WACC, which was derived by using the Capital Asset Pricing Model, a method that market participants commonly use to price securities. The change in WACC was the combined result of the changes in the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

A discount for lack of marketability, or DLOM, was also applied to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, DLOM of 33%, 33%, 33%, 32%, 31%, 30%, 20% and 15% were used for the valuation of our common shares as of February 8, 2008, August 8, 2008, December 31, 2008, April 8, 2009, September 30, 2009, December 8, 2009, August 8, 2010 and November 8, 2010, respectively.

The option-pricing method was used to allocate equity value of our company to preferred and common shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The volatility of our shares was estimated based on the historical volatility of comparable listed companies’ shares. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different.

Determining the value of our share-based compensation expenses requires the input of highly subjective assumptions, including the expected life of the share-based awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, our share-based compensation expenses could be materially different in the future.

Restricted shares

On May 6, 2011, we granted a number of restricted shares with a value of US$1.8 million (the “Restricted Shares”) to one of the executive officers of NQ US as part of his employment agreement. These Restricted Shares were granted under our 2011 Share Plan and are subject to transfer restrictions with a vesting period of four years and were valued at their estimated fair value on the grant date of the award.

On January 8, 2012, we granted 2,000,000 restricted American depository shares (the “Restricted ADSs”) to our director and co-chief executive officer, Mr. Omar Sharif Khan pursuant to the employment agreement we entered into with Mr. Khan in December 2011. These Restricted ADSs issued pursuant to our 2011 Share Plan. Of the 2,000,000 Restricted ADSs, 1,200,000 Restricted ADSs will vest over four years provided that Mr. Khan continues his employment with our company. 25% of the 1,200,000 Restricted ADSs will vest on the first-year anniversary of the employment commencement date and 1/48 of 1,200,000 Restricted ADSs will vest each month over a three-year period thereafter. The remaining 800,000 Restricted ADSs are subject to the achievement of either specific performance or market conditions for each of the next four years. The actual number of Restricted ADSs vested can range from 0 to 2,200,000. The value of the Restricted ADSs under the market or performance conditions was calculated based on their grant date fair values without considering the possibility that the service conditions or performance conditions will be achieved. As all the criteria for establishing grant date were met, the fair value of share-based compensation being recognized for these Restricted ADSs was measured on January 8, 2012. For the 1,200,000 Restricted ADSs that are subject only to the service condition, the related compensation expenses are being recognized using graded vesting method over the next four years. For the 800,000 Restricted ADSs subject to either performance or market condition, we first determine whether or not it was probable that the performance condition would be achieved. The fair value of the Restricted ADSs calculated reflecting the market condition represents the minimum amount that is recognizable as compensation cost assuming the requisite service is completed, even if the performance or market condition is not met. The fair value of the Restricted ADSs (without considering the market condition) would be recognized if the performance condition is probable of being achieved. As of March 31, 2012, we determined that it is not probable that the performance conditions will be achieved. As a result, the related compensation expense calculated based on the market condition is recognized over the requisite service period using graded vesting method.

In estimating the number of Restricted ADSs to be vested to our director and co-chief executive officer, Mr. Omar Sharif Khan, both performance and the market conditions were considered. The achievability of the performance condition was estimated based on the financial projections of NQ Global developed by our management. The market condition relates to the market capitalization and the stock price of our company over the next four years. Our company considered Monte Carlo model to simulate future price paths of the Company’s stock. The Monte Carlo approach simulates stock price paths through the well-known geometric Brownian motion formulation which incorporates a drift rate, volatility and a Weiner process based on a random process modeled by the standard normal distribution and is a function of the square root of time.

The summary of Restricted Share activities as of April 30, 2012 and changes during the period is presented below:

	Number of shares	Fair value per share at grant date
Unvested as of January 1, 2011	—	—
Granted	1,075,000	$1.6800
Vested	—	—

Unvested as of December 31 , 2011	1,075,000	$1.6800

Granted	10,000,000	$1.2460
Vested	—	—

Unvested as of April 30, 2012	11,075,000	$1.2881

Expected to vest thereafter	11,075,000	$1.2881

In May 2012, we amended the employment agreement with Mr. Khan to grant him an additional 1,800,000 Restricted ADSs in lieu of his agreement to give up 15% equity interest in NQ Global that we previously agreed to grant to him under the employment agreement. 700,000 of the Restricted ADSs will start vesting from the first anniversary of his employment commencement date, with a portion vesting every month for the 36 months thereafter. The remaining 1,100,000 Restricted ADSs will vest upon achievement of certain performance milestones from 2012 through 2015.

Equity Shares of NQ Global

Pursuant to the employment agreement entered into by NQ US, Mr. Omar Sharif Khan and us in December 2011, we agreed to establish a new entity, NQ Global, and to issue 15% equity interest in NQ Global (“NQ Global Shares”) to Mr. Khan for a nominal value. Mr. Khan’s NQ Global Shares had an embedded put option where Mr. Khan would have the right, in his sole discretion, to require us to purchase a portion or all of his NQ Global Shares (“Put Option”) at their fair market value on the exercise date. While the NQ Global Shares are fully vested upon their issuance, the Put Option will vest and become exercisable at the rate of 25% of the underlying shares upon each of the first four annual anniversaries of the employment commencement date. In February 2012, since (i) all the key terms and conditions of NQ Global, including its business model, operating markets, the support from our company, financing model, key management team, dividend policy and etc, were substantially agreed among the counterparties, (ii) the establishment of the legal entity was approved by the board and fully expected by both our company and Mr. Khan, the grant date was established at that time. Since these NQ Global Shares were fully vested upon grant, the entire compensation expenses of US$0.5 million were recognized on the grant date. The fair value of 15% equity interest in NQ Global is determined based on the income approach. In May 2012, Mr. Khan and we amended this employment agreement and Mr. Khan gave up his 15% equity interest in NQ Global in exchange for an additional 1,800,000 Restricted ADSs. See “—Restricted Shares.”

In estimating the fair value of the NQ Global Shares, our management relied primarily on the income approach in the form of a Discounted Cash Flow (“DCF”) methodology. The income approach involves applying appropriate discount rate to estimated cash flows that are subject to a number of assumptions.

As of the valuation date of the NQ Global Shares, NQ Global has not yet been formally incorporated and has not commenced operations. Historical operation data and financial performance is not available as of the valuation date. Therefore, the financial projection was developed based on the prevailing business plan, experiences of the management in the mobile security market, and assumptions consistent with the strategic plan used to manage the underlying business. These assumptions are inherently uncertain and subjective. The discount rate was developed based on the estimated market required rate of return for investing in NQ Global, or WACC, which was derived by using the capital asset pricing model, a method that market participants commonly use to price securities. The risks associated with achieving the estimated cash flow were assessed in selecting the appropriate discount rate, which had been determined to be 35%.

DLOM was also applied to reflect the fact that there is no ready public market for the Equity as NQ Global is private. The DLOM was assumed by our management based on a consideration of the various research studies including restricted stock studies that attempted to quantify marketability discounts. The management believes a DLOM of 30% is appropriate for shares of a new start-up like NQ Global.

Changes in these assumptions could significantly affect the fair value of restricted shares and hence the amount of compensation expense we recognize in our consolidated financial statements.

Mezzanine classified non-controlling interest

Mezzanine classified non-controlling interest represents the equity interest in NQ Global that are not attributable, either directly or indirectly, to us.

Pursuant to the employment agreement entered into between Mr. Omar Khan and us in December 2011, we agreed to issue a 15% equity interest in NQ Global with an embedded Put Option to Mr. Khan where he can sell his NQ Global Shares back to us at their fair market value on the exercise date. Since the redemption is not solely within our control, we classify the puttable non-controlling interest of NQ Global as mezzanine equity instead of permanent equity in our unaudited interim condensed consolidated financial information. The fair value of the non-controlling interest was calculated using the income approach. Accordingly, an initial fair value of US$0.5 million was recognized as mezzanine classified non-controlling interest as of March 31, 2012.

Net income of NQ Global is allocated to the non-controlling interest shareholder based on Mr. Khan’s share of economic interest of NQ Global. At the end of each reporting period, we calculate the amount of accretion that will adjust the carrying value of mezzanine equity to its redemption value, which is the fair value of the NQ Global Shares as of each reporting date. However, the adjustment will not reduce the carrying value of mezzanine equity below the carrying value calculated as if the non-controlling interest were classified as permanent equity. The amount of accretion does not have any impact on the calculation of our earnings per share.

In May 2012, Mr. Khan and we amended this employment agreement and Mr. Khan gave up his 15% equity interest in NQ Global in exchange for an additional 1,800,000 Restricted ADSs. See “—Restricted Shares.”

Income Taxes

Current income tax are provided on the basis of income for financial reporting purpose, adjusted for income and expense items which are not assessable or deductible for income tax purpose, in accordance with the regulations of the relevant tax jurisdictions, deferred income taxes are accounted for using the liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred tax assets are operating loss carryforwards generated by our PRC subsidiary and VIE due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiary and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2009, 2010 and 2011, we recognized a total valuation allowance of $0.4 million, $0.5 million and 1.2 million, respectively. As of March 31, 2012, we recognized a total valuation allowance of $1.2 million against deferred tax assets. If we subsequently determine that all or a portion of the carryforwards are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of comprehensive income.

We adopted the guidance on accounting for uncertainty in income taxes on January 1, 2008. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We did not have any adjustment to the opening balance of retained earnings as of January 1, 2008 as a result of the implementation of the guidance. We did not have any interest and penalties associated with tax positions for the years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2011 and 2012. As of December 31, 2009, 2010 and 2011 and March 31, 2012, we did not have any significant unrecognized uncertain tax positions.

Investments in an Associate

In 2010, we signed agreements with Beijing Feiliu, under which we paid $2.5 million to Beijing Feiliu in exchange of (i) 33% of equity interest in Beijing Feiliu, and (ii) the commitment by Beijing Feiliu to obtain new users for us free of charges for two years. We believe this commitment represents a future benefit to us as customer acquisition costs would have been incurred by us to obtain these users. We estimate separately the fair value of our equity investment and the fair value of the prepaid customer acquisition cost.

For the fair value of equity investment, we engaged an independent third party appraiser, to assist in the assessment. The cost approach was not applied as it tends to understate the value of business with great earning potential. As Beijing Feiliu is a loss making, new start-up company, detailed financial projections of the Company beyond one year could not be developed. Therefore, the income approach cannot be used to generate a meaningful valuation result. We only use the guidance company method of the market approach to assess the fair value of Beijing Feiliu.

Under guidance company method, financial ratios of comparable companies are analyzed to determine a value for the subject company. This method also employs market price data of stocks of corporations engaged in the same or a similar line of business as that of the subject company. We have identified six comparable companies whose business nature is similar to that of Beijing Feiliu and whose stocks of these corporations are actively traded in a public, free, and open market, either on an exchange or over-the-counter. We have calculated different value measures or market multiples of the guideline companies to induce a series of multiples that are considered representative of the industry average. Then, we applied the relevant industry multiplies to the subject company to determine a value for Beijing Feiliu. We calculated one-year leading enterprise value, or EV, to sales, EV to earnings before interest and tax, EBIT, and P/E multiples of the above six comparable companies when applicable. The multiples of the guideline companies was computed based on their market capitalization as of the Valuation Date, and the estimation of their 2011 net profit, EBIT and sales extracted from the market consensus estimates. We have also considered the multiple adjustments to address the difference between the guideline companies and Beijing Feiliu based on the Guideline Company Method, we come up with the equity value of Beijing Feiliu on a non-controlling and non-marketable basis. Since Beijing Feiliu is private and has no liquid market for its stock, its stock should worth less than an otherwise comparable stock listed in public markets, i.e. non-marketable stock should have a discount to marketable stock. Therefore, we have considered a lack of marketability discount when pro-rating the estimated 100% equity value of Beijing Feiliu to the value of 33% equity interest of Beijing Feiliu.

For the fair value of prepaid customer acquisition cost, we evaluated and analyzed the customer acquisition cost that the Company paid to independent third parties for activities that are similar to the customer acquisition activity Beijing Feiliu was providing to the Company. Based on the above evaluation and analysis, we have determined the average customer acquisition cost per user and multiplied it by the number of users to be developed as described in the agreement between Beijing Feiliu and us.

Based on the relative fair value of equity investment and prepaid customer acquisition cost, we allocated $1.0 million as equity investment and $1.5 million as prepaid customer acquisition costs.

Results of Operations

The following table sets forth a summary of our consolidated results of operations as a percentage of revenue for the periods indicated. This information should be read together with our audited consolidated financial statements and unaudited interim condensed consolidated financial information as well as related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,						Three Months Ended March 31,
	2009		2010		2011		2011		2012
	US$	% of Net Revenues	US$	% of Net Revenues	US$	% of Net Revenues	US$	% of Net Revenues	US$	% of Net Revenues
	(in thousands of dollars, except for percentages)
Net Revenues:
Premium mobile Internet services	5,014	95.3	15,268	86.3	36,202	89.0	6,570	86.2	13,885	86.9
Other services	250	4.7	2,427	13.7	4,469	11.0	1,052	13.8	2,091	13.1

Total net revenues	5,264	100.0	17,695	100.0	40,671	100.0	7,622	100.0	15,976	100.0
Cost of revenues(1)	(2,812)	(53.4)	(5,193)	(29.3)	(8,057)	(19.8)	(1,503)	(19.7)	(3,421)	(21.4)

Gross profit	2,452	46.6	12,502	70.7	32,614	80.2	6,119	80.3	12,555	78.6
Operating expenses:
Selling and marketing expenses(1)	(3,344)	(63.5)	(4,436)	(25.1)	(7,955)	(19.6)	(1,453)	(19.1)	(3,192)	(20.0)
General and administrative expenses(1)	(2,139)	(40.6)	(14,750)	(83.4)	(14,024)	(34.5)	(2,124)	(27.9)	(6,539)	(40.9)
Research and development expenses(1)	(2,312)	(43.9)	(2,959)	(16.7)	(5,095)	(12.5)	(999)	(13.1)	(1,485)	(9.3)

Total operating expenses	(7,795)	(148.0)	(22,145)	(125.2)	(27,074)	(66.6)	(4,576)	(60.0)	(11,216)	(70.2)

(Loss)/Income from operations	(5,343)	(101.4)	(9,643)	(54.5)	5,540	13.6	1,543	20.2	1,339	8.4
Interest income	159	3.0	234	1.3	1,342	3.3	76	1.0	682	4.3
Realized gain/(loss) from available-for-sale investments	47	0.9	(102)	(0.6)	29	0.1	—	—	—	—
Foreign exchange (losses)/gains, net	(2)	—	(46)	(0.3)	3,011	7.4	98	1.3	(63)	(0.4)
Other (expense)/income, net	(12)	(0.2)	135	0.8	306	0.8	—	—	115	0.7

(Loss)/Income before income taxes	(5,151)	(97.7)	(9,422)	(53.3)	10,228	25.1	1,717	22.5	2,073	13.0
Income tax expense	—	—	(401)	(2.3)	(97)	(0.2)	11	0.1	(65)	(0.4)
Share of (loss)/profit of an associate	—	—	(7)	—	119	0.3	(66)	(0.9)	123	0.7

Net (loss)/income	(5,151)	(97.7)	(9,830)	(55.6)	10,250	25.2	1,662	21.8	2,131	13.3

Note: (1)	Share-based compensation expenses included in:

	Year Ended December 31,						Three Months Ended March 31,
	2009		2010		2011		2011		2012
	US$	% of Net Revenues	US$	% of Net Revenues	US$	% of Net Revenues	US$	% of Net Revenues	US$	% of Net Revenues
	(in thousands of dollars, except for percentages)
Cost of revenues	13	0.2	19	0.1	130	0.3	7	0.1	52	0.3
Selling and marketing expenses	35	0.7	102	0.6	1,923	4.7	69	0.9	427	2.7
General and administrative expenses	1,087	20.7	12,299	69.5	7,895	19.4	1,249	16.4	3,574	22.4
Research and development expenses	43	0.8	146	0.8	724	1.8	115	1.5	203	1.3

Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

Net Revenues. Our total net revenues increased by 109.6% from $7.6 million for the three months ended March 31, 2011 to $16.0 million for the three months ended March 31, 2012, due primarily to an increase in net revenues from premium mobile Internet services and, to a lesser extent, an increase in net revenues from other services. Net revenues from premium mobile Internet services increased by 111.3% from $6.6 million for the three months ended March 31, 2011 to $13.9 million for the three months ended March 31, 2012, primarily due to the growth of our average monthly paying user accounts, which in turn reflected the growth of our registered and active user accounts and their increased use of our premium services, and, in particular, an increase in the number of our overseas paying user accounts, which generally pay for our products and services at a higher subscription fee level. The number of our registered user accounts increased from 86.0 million as of March 31, 2011 to 172.0 million as of March 31, 2012. The number of our average monthly active user accounts increased from 30.3 million for the three months ended March 31, 2011 to 60.1 million for the three months ended March 31, 2012. In line with the increase in our average monthly active user accounts, our average monthly paying user accounts increased from 3.7 million for the three months ended March 31, 2011 to 6.5 million for the three months ended March 31, 2012. Overseas users account for an increasing portion of our net revenues as we further expand premium mobile Internet services in overseas markets. For the three months ended March 31, 2012, we had 1.9 million overseas average monthly paying user accounts, which was 29.5% of the total average monthly paying user accounts for that period, while for the three months ended March 31, 2011, we had 0.9 million overseas average monthly paying user accounts, which amounted to 23.5% of the total average monthly paying user accounts for that period. Net revenues attributable to overseas users as a percentage of our total net revenues attributable to premium mobile Internet services increased from 45.4% for the three months ended March 31, 2011 to 50.8% for the three months ended March 31, 2012. Our net revenues from other services increased from $1.1 million for the three months ended March 31, 2011 to $2.1 million for the three months ended March 31, 2012, primarily due to the growth in revenues from secured download and delivery services for mobile applications produced by third parties as well as revenue from technology and software development performed for third parties. The increase in our net revenues is not significantly affected by the prices of our services, as our prices have not changed significantly during this period.

Cost of Revenues. Our cost of revenues increased by 127.6% from $1.5 million for the three months ended March 31, 2011 to $3.4 million for the three months ended March 31, 2012. The increase was primarily due to (i) an increase in customer acquisition costs from $0.6 million for the three months ended March 31, 2011 to $1.9 million for the three months ended March 31, 2012, primarily as payments to third-party websites and handset manufacturers increased as we acquired more active user accounts through these channels; (ii) an increase in fees charged by mobile payment service providers from $0.4 million for the three months ended March 31, 2011 to $0.6 million for the three months ended March 31, 2012; and (iii) an increase in staff cost, primarily in the form of salaries and benefits for employees that provide support directly related to our products and services, from $0.3 million for the three months ended March 31, 2011 to $0.5 million for the three months ended March 31, 2012, which in turn primarily reflected the expansion of our product and service support teams.

Gross Profit and Margin. As a result of the foregoing, our gross profit increased by 105.2% from $6.1 million for the three months ended March 31, 2011 to $12.6 million for the three months ended March 31, 2012. Our gross margin decreased from 80.3% for the three months ended March 31, 2011 to 78.6% for the three months ended March 31, 2012. This decrease was primarily due to the fact that a larger portion of our net revenues from premium mobile Internet services, from 45.4% for the three months ended March 31, 2011 to 50.8% for the three months ended March 31, 2012, were generated from overseas users, and overseas users have a higher acquisition cost per user when compared with users in China.

Operating Expenses. Our operating expenses increased by 145.1% from $4.6 million for the three months ended March 31, 2011 to $11.2 million for the three months ended March 31, 2012.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 119.7% from $1.5 million for the three months ended March 31, 2011 to $3.2 million for the three months ended March 31, 2012. This increase was primarily due to (i) an increase in marketing and advertising spending from $0.4 million for the three months ended March 31, 2011 to $1.7 million for the three months ended March 31, 2012, resulting from our increased effort in marketing and brand building; (ii) an increase in share-based compensation expenses from $0.1 million for the three months ended March 31, 2011 to $0.4 million for the three months ended March 31, 2012 as a result of more options granted throughout the year of 2011; and (iii) to a lesser extent, an increase in staff costs, including salaries, benefits and commissions to our sales and marketing personnel, from $0.6 million for the three months ended March 31, 2011 to $0.7 million for the three months ended March 31, 2012.

General and Administrative Expenses. Our general and administrative expenses increased by 207.9% from $2.1 million for the three months ended March 31, 2011 to $6.5 million for the three months ended March 31, 2012. The increase was primarily due to (i) an increase in share-based compensation expenses for our general and administrative personnel from $1.2 million for the three months ended March 31, 2011 to $3.6 million for the three months ended March 31, 2012, primarily attributable to the issuance of options and restricted shares to executives, officers and employees; (ii) higher staff cost from $0.4 million for the three months ended March 31, 2011 to $1.7 million for the three months ended March 31, 2012, resulting mostly from salary and headcount increases; and (iii) higher legal and professional fees from $0.1 million for the three months ended March 31, 2011 to $0.4 million for the three months ended March 31, 2012, resulting mostly from the additional cost on legal and professional fees as a public company.

Research and Development Expenses. Our research and development expenses increased by 48.6% from $1.0 million for the three months ended March 31, 2011 to $1.5 million for the three months ended March 31, 2012. The increase was primarily due to higher staff cost from $0.7 million for the three months ended March 31, 2011 to $1.0 million for the three months ended March 31, 2012 resulting mostly from salary increase and higher share-based compensation expenses from $0.1 million for the three months ended March 31, 2011 to $0.2 million for the three months ended March 31, 2012 for our research and development personnel as a result of additional options granted.

Income from Operations. As a result of the foregoing, we had an income from operations of $1.3 million for the three months ended March 31, 2012, compared with an income from operations of $1.5 million for the three months ended March 31, 2011.

Foreign Exchange (Loss)/Gain and Interest Income. Foreign exchange loss was $62,501 for the three months ended March 31, 2012, compared with a gain of $97,542 for the three months ended March 31, 2011. Interest income was $0.7 million for the three months ended March 31, 2012, compared with $75,506 for the three months ended March 31, 2011. The increase of interest income was primarily due to the higher deposit position resulting from the proceeds of our initial public offering in May 2011.

Income Tax Expense. Our income tax expense was $65,303 for the three months ended March 31, 2012 and income tax benefit was $11,218 for the three months ended March 31, 2011. The increase in income tax expense accrued for the three months ended March 31, 2012 primarily due to the fact that NQ US has incurred more tax expense and withholding tax recorded for ADR reimbursements for the three months ended March 31, 2012.

Net Income. As a result of the foregoing, we had a net income of $2.1 million for the three months ended March 31, 2012 compared to a net income of $1.7 million for the three months ended March 31, 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our total net revenues increased by 129.8% from $17.7 million in 2010 to $40.7 million in 2011, due primarily to an increase in net revenues from premium mobile Internet services and, to a lesser extent, to an increase in net revenues from other services. Net revenues from premium mobile Internet services increased by 137.1% from $15.3 million in 2010 to $36.2 million in 2011, primarily due to the growth of our average monthly paying user accounts, which in turn reflected the growth of our registered and active user accounts and their increased use of our premium services, and, in particular, an increase in the number of our overseas paying user accounts, which generally pay for our products and services at a higher subscription fee level. The number of our registered user accounts increased from 71.7 million as of December 31, 2010 to 146.7 million as of December 31, 2011. The number of our average monthly active user accounts increased from 25.4 million for the three months ended December 31, 2010 to 52.3 million for the three months ended December 31, 2011. In line with the increase in our average monthly active user accounts, our average monthly paying user accounts increased from 3.2 million for the three months ended December 31, 2010 to 5.6 million for the three months ended December 31, 2011. Overseas users account for an increasing portion of our net revenues as we further expand premium mobile Internet services in overseas markets. For the three months ended December 31, 2010, we had 0.7 million overseas average monthly paying user accounts, which was 21.3% of the total average monthly paying user accounts for that period, while for the three months ended December 31, 2011, we had 1.6 million overseas average monthly paying user accounts, which amounted to 29.4% of the total average monthly paying user accounts for that period. Net revenues attributable to overseas users as a percentage of our total net revenues increased from 35.1% in 2010 to 43.4% in 2011. Our net revenues from other services increased from $2.4 million in 2010 to $4.5 million in 2011, primarily due to an increase in net revenues from secured download and delivery services for mobile applications produced by third parties.

Cost of Revenues. Our cost of revenues increased by 55.2% from $5.2 million in 2010 to $8.1 million in 2011. The increase was primarily due to (i) an increase in customer acquisition cost from $2.5 million in 2010 to $3.3 million in 2011, primarily as payments to third-party websites and handset manufacturers increased as we acquired more active user accounts through these channels; (ii) an increase in fees charged by mobile payment service providers from $1.0 million in 2010 to $1.8 million in 2011; and (iii) an increase in staff cost, primarily in the form of salaries and benefits for employees that provide support directly related to our products and services from $0.8 million in 2010 to $1.8 million in 2011, which in turn primarily reflected the expansion of our product and service support teams.

Gross Profit and Margin. As a result of the foregoing, our gross profit increased by 160.9% from $12.5 million in 2010 to $32.6 million in 2011. Our gross margin increased significantly from 70.7% in 2010 to 80.2% in 2011. This increase was primarily due to (i) the fact that we collected a larger portion of our net revenues through prepaid card distributors in 2011 than 2010, since we launched the prepaid card payment channel in the fourth quarter of 2009. As we recognize net proceeds from prepaid card distributors as net of revenues, the cost of revenues associated with revenues gained through prepaid card distributors is lower, increasing our gross margin; and (ii) the fact that a larger portion of our net revenues, from 35.1% in 2010 to 43.4% in 2011, were generated from overseas users who generally pay for our products and services at a higher subscription fee level than Chinese users and the fact that a higher portion of overseas users pay for our products and services by prepaid cards which have lower cost of revenues.

Operating Expenses. Our operating expenses increased by 22.3% from $22.1 million in 2010 to $27.1 million in 2011.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 79.3% from $4.4 million in 2010 to $8.0 million in 2011. This increase was primarily due to (i) an increase in share-based compensation expenses for our sales and marketing personnel from $0.1 million in 2010 to $1.9 million in 2011, resulting from additional options and restricted shares granted to our sales and marketing personnel in 2011; (ii) an increase in marketing and advertising spending from $1.8 million in 2010 to $2.9 million in 2011, resulting from our increased effort in marketing and brand building; and (iii) to a lesser extent, an increase in staff costs, including salaries, benefits and commissions to our sales and marketing personnel, from $1.6 million in 2010 to $2.1 million in 2011.

General and Administrative Expenses. Our general and administrative expenses decreased by 4.9% from $14.8 million in 2010 to $14.0 million in 2011. The decrease was primarily due to significantly lower share-based compensation expenses for our general and administrative personnel from $12.3 million in 2010 to $7.9 million in 2011, partially offset by higher staff cost from $0.9 million in 2010 to $2.0 million in 2011, resulting mostly from salary increase and the hiring of additional senior executives, and higher legal and professional fees from $0.2 million in 2010 to $1.4 million in 2011, resulting mostly from the additional cost on legal and professional fees as a public company. The significantly higher share-based compensation in 2010 was primarily attributable to the grant of share options in December 2010, a significant portion of which was immediately vested upon grant.

Research and Development Expenses. Our research and development expenses increased by 72.2% from $3.0 million in 2010 to $5.1 million in 2011. The increase was primarily due to higher staff cost from $2.2 million in 2010 to $3.5 million in 2011 resulting mostly from salary increase and higher share-based compensation expenses from $0.1 million in 2010 to $0.7 million in 2011 for our research and development personnel as a result of additional options granted.

(Loss)/Income from Operations. As a result of the foregoing, we had an income from operations of $5.5 million in 2011, compared with a loss from operations of $9.6 million in 2010.

Foreign Exchange Gain and Interest Income. Foreign exchange gain was $3.0 million in fiscal year 2011, compared with a loss of $0.05 million in 2010. Foreign exchange gain was primarily attributable to the appreciation of RMB against US$ when a portion of our public offering proceeds was converted into RMB and placed in bank deposits from the second quarter of 2011 onwards. Interest income was $1.3 million in 2011, compared with $0.2 million in 2010. Interest income was primarily due to the higher deposit position resulting from the proceeds of our initial public offering in May 2011.

Income Tax Expense. Our income tax expense was $0.4 million in 2010 and $0.1 million in 2011. The income tax expense accrued for 2011 was mainly attributable to our subsidiaries in China.

Net (Loss)/Income. As a result of the foregoing, we had a net income of $10.3 million in 2011 compared to a net loss of $9.8 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues. Our total net revenues increased by 236.2% from $5.3 million in 2009 to $17.7 million in 2010, due primarily to an increase in net revenues from premium mobile Internet services and, to a lesser extent, to an increase in net revenues from other services. Net revenues from premium mobile Internet services increased by 204.5% from $5.0 million in 2009 to $15.3 million in 2010, primarily due to the growth of our average monthly paying user accounts, which in turn reflected the growth of our registered and active user accounts and their increased use of our premium services, and, in particular, an increase in the number of our overseas paying user accounts, which generally pay for our products and services at a higher subscription fee level. The number of our registered user accounts increased from 35.6 million as of December 31, 2009 to 71.7 million as of December 31, 2010. The number of our average monthly active user accounts increased from 12.0 million for the three months ended December 31, 2009 to 25.4 million for the three months ended December 31, 2010. In line with the increase in our average monthly active user accounts, our average monthly paying user accounts increased from 1.1 million for the three months ended December 31, 2009 to 3.2 million for the three months ended December 31, 2010. Overseas users account for an increasing portion of our net revenues as we further expand premium mobile Internet services in overseas markets. For the three months ended December 31, 2009, we had 0.1 million overseas average monthly paying user accounts, which was 14.9% of the total average monthly paying user accounts for that period, while for the three months ended December 31, 2010, we had 0.7 million overseas average monthly paying user accounts, which amounted to 21.3% of the total average monthly paying user accounts for that period. Net revenues attributable to overseas users as a percentage of our total net revenues increased from 21.0% in 2009 to 35.1% in 2010. The increase in net revenues from premium mobile Internet services also reflected a 25% increase in the subscription fees of our Mobile Antivirus (now as Mobile Security) and Mobile Manager services for new users in China since the fourth quarter of 2009. Our net revenues from other services increased from $0.3 million in 2009 to $2.4 million in 2010, primarily due to an increase in net revenues from secured download and delivery services for mobile applications produced by third parties, which were launched in the fourth quarter of 2009.

Cost of Revenues. Our cost of revenues increased by 84.7% from $2.8 million in 2009 to $5.2 million in 2010. The increase was primarily due to (i) an increase in customer acquisition cost from $1.4 million in 2009 to $2.5 million in 2010, primarily as payments to third-party websites and handset manufacturers increased as we acquired more active user accounts through these channels; (ii) an increase in fees charged by mobile payment service providers from $0.3 million in 2009 to $1.0 million in 2010; and (iii) an increase in staff cost, primarily in the form of salaries and benefits for employees that provide support directly related to our products and services, from $0.5 million in 2009 to $0.8 million in 2010, which in turn primarily reflected the expansion of our product and service support teams.

Gross Profit and Margin. As a result of the foregoing, our gross profit increased from $2.5 million in 2009 to $12.5 million in 2010. Our gross margin increased significantly from 46.6% in 2009 to 70.7% in 2010. This increase was primarily due to (i) the fact that we collected a larger portion of our net revenues through prepaid card distributors in 2010 than 2009, since we launched the prepaid card payment channel in the fourth quarter of 2009. As we recognize net proceeds from prepaid card distributors as net of revenues, the cost of revenues associated with revenues gained through prepaid card distributors is lower, increasing our gross margin; (ii) the fact that a larger portion of our net revenues, from 21.0% in 2009 to 35.1% in 2010, were generated from overseas users who generally pay for our products and services at a higher subscription fee level than Chinese users and the fact that a higher portion of overseas users pay for our products and services by prepaid cards which have lower cost of revenues; and (iii) a 25% increase in the subscription fee rates of Mobile Anti-virus and Mobile Manager for new users in China since the fourth quarter of 2009.

Operating Expenses. Our operating expenses increased by 184.1% from $7.8 million in 2009 to $22.1 million in 2010.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 32.7% from $3.3 million in 2009 to $4.4 million in 2010. This increase was primarily due to an increase in staff costs, including salaries, benefits and commissions to our sales and marketing personnel, from $0.8 million in 2009 to $1.6 million in 2010.

General and Administrative Expenses. Our general and administrative expenses increased substantially from $2.1 million in 2009 to $14.8 million in 2010. This increase was primarily due to an increase in share-based compensation expenses for our general and administrative personnel from $1.1 million in 2009 to $12.3 million in 2010. The significant increase in the share-based compensation cost for 2010 was due to the grant of share options in December 2010, a significant portion of which was immediately vested upon grant.

Research and Development Expenses. Our research and development expenses increased by 28.0% from $2.3 million in 2009 to $3.0 million in 2010. This increase was primarily due to the hiring of more research and development personnel which led to an increase in staff cost from $1.8 million in 2009 to $2.2 million in 2010 and an increase in share-based compensation for our research and development personnel which contributed to an increase in compensation cost from $43,002 in 2009 to $145,646 in 2010.

Loss from Operations. As a result of the foregoing, our loss from operations increased by 80.5% from $5.3 million in 2009 to $9.6 million in 2010.

Income Tax Expense. Our income tax expense was $0 in 2009 and $0.4 million in 2010. The income tax expenses accrued for the 2010 was mainly attributable to our subsidiaries in China.

Net Loss. As a result of the foregoing, our net loss increased from $5.2 million in 2009 to $9.8 million in 2010.

Liquidity and Capital Resources

To date, we have financed our operations primarily through private placements of preferred shares to investors and cash generated from operations, and, more recently, the proceeds of our initial public offering in May 2011. Except as disclosed in this prospectus, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months.

As of March 31, 2012, we had $58.9 million in cash and cash equivalents, and $72.1 million in term deposits. Cash and cash equivalents represent cash on hand, demand deposits and other short-term highly liquid investments placed with banks that have original maturities of three months or less and are readily convertible to known amounts of cash. Term deposits represent time deposits placed with banks with original maturities of more than three months to less than one year, which expect no risk of principal loss.

In the future, NQ Mobile Inc., our holding company, may significantly rely on dividends and other distributions on equity paid by our wholly-owned Hong Kong and PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividend and other distributions by these subsidiaries. For instance, if either subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements NetQin Beijing, our PRC subsidiary, currently has in place with our consolidated affiliated entity, Beijing Technology, in a way that would materially and adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, our PRC subsidiary and affiliated entities are required to under PRC laws and regulations to pay dividends only out of its cumulative profits as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary and affiliated entities are required to set aside at least 10% of their cumulative after-tax profits each year, if any, to fund certain statutory reserve funds. As a result of these PRC laws and regulations, our PRC subsidiary and affiliated entities are restricted in their abilities to transfer net assets to our company in the form of dividends, loans or advances. Total restricted net assets of our PRC subsidiary and consolidated affiliated entities were $17.4 million, $33.7 million and $30.5 million as of December 31, 2009, 2010 and 2011, respectively, and $14.8 million and $29.0 million as of March 31, 2011 and 2012, respectively. See “Risk Factors—Risk Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC and HK subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and HK subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” These restrictions may, by restricting the amount of cash we may receive, negatively impact our ability to pay dividends and our cash obligations.

The flow of the earnings and cash from our PRC subsidiary, NetQin Beijing, and consolidated affiliated entities, Beijing Technology, Tianjin QingYun and NationSky, through our corporate structure is as follows:

•	After appropriating (i) the statutory reserve as discussed in Note 2(u) to consolidated financial statements as of December 31, 2010 and 2011 and for the three-year ended December 31, 2009, 2010 and 2011 on page F-20 and page 32 of this prospectus and (ii) any profits to be retained from accumulated profits, the remaining net profits of Tianjin QingYun will be distributable to its sole shareholder, Beijing Technology, whereas 55% of NationSky’s remaining net profits will be distributable to its shareholder, Beijing Technology, in the form of an RMB dividend distribution.

•

Beijing Technology and NetQin Beijing have entered into an Exclusive Technical Consulting Services Agreement, dated as of June 5, 2007, under which Beijing Technology’s earnings and cash (including dividends received from its subsidiary) shall be used to pay service fees to NetQin Beijing, in a manner and amount as specified under the agreement.

•

After (i) paying the withholding taxes applicable to NetQin Beijing’s revenues and earnings, and (ii) appropriating the statutory reserve as discussed in Note 2(u) to consolidated financial statements as of December 31, 2010 and 2011 and for the three-year ended December 31, 2009, 2010 and 2011 on page F-20 and page 32 of this prospectus and any profits to be retained from accumulated profits, the remaining net profits of NetQin Beijing will be distributable to its sole shareholder, NetQin HK

•	Any net profits of NetQin HK will then be distributable to its sole shareholder, NQ Mobile Inc.

As we disclosed in “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” under existing PRC foreign exchange regulations, payment of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval through certain procedural mechanisms. Therefore, NetQin Beijing is able to pay dividends in foreign currencies to us without prior approval from SAFE.

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiary and affiliated entity only from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary and affiliated entity are required to make annual appropriations of 10% of after-tax profit to statutory reserve. As a result of these PRC laws and regulations, our PRC subsidiary and affiliated entity are restricted in their abilities to transfer net assets to us in the form of dividends, loans or advances. As of March 31, 2012, our PRC subsidiary and affiliated entity had accumulated deficits and did not have any appropriations made to statutory reserves.

We have not transferred any earnings or cash generated through the businesses of our consolidated affiliated entity, Beijing Technology, or its subsidiaries, Tianjin QingYun and NationSky, to our wholly owned PRC subsidiary, NetQin Beijing. NetQin Beijing only began to make profit from the year ended December 31, 2011, and thus has not and will not be able to pay dividends to our offshore entities until it generates accumulated profits sufficient to meet the requirements for statutory reserve funds under PRC laws and regulations.

We may in the future provide loans to our PRC subsidiary. The total amount of foreign debts of a foreign-invested company is, in the PRC, subject to a statutory limit which is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. As of March 31, 2012, the amounts of total investment and registered capital of our PRC subsidiary are $80.0 million and $50.0 million, respectively, and the statutory limits on the loans to the PRC subsidiary are $30.0 million. Such statutory limits can increase if the amount of total investment of the PRC subsidiary increases; under PRC laws and regulations, the maximum amount of total investment of a foreign-invested company with a registered capital of more than $12.0 million shall not exceed three times of its registered capital. We believe that we are unlikely to exceed this statutory limit. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiary and consolidated affiliated entities or making additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	US$	US$	US$	US$	US$
	(in thousands of dollars)
Net cash (used in)/provided by operating activities	(1,666)	(3,756)	11,840	1,978	6,779
Net cash provided by/(used in) investing activities	2,704	(9,455)	(47,091)	2,107	(17,665)
Net cash provided by financing activities	72	28,893	82,711	2,200	218
Effect of exchange rate changes on cash and cash equivalents	7	580	4,084	205	46

Net increase/(decrease) in cash and cash equivalents	1,117	16,262	51,544	6,490	(10,622)
Cash and cash equivalents at the beginning of the year	587	1,704	17,966	17,966	69,510

Cash and cash equivalents at the end of the year	1,704	17,966	69,510	24,456	58,888

Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiary and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and offset future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiary and consolidated affiliated entities are restricted in their abilities to transfer net assets to us in the form of dividends, loans or advances. Total restricted net assets of our PRC subsidiary and consolidated affiliated entities were $33.7 million and $30.5 million as of December 31, 2010 and 2011, respectively, and $14.8 million and $29.0 million as of March 31, 2011 and 2012, respectively. Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC and HK subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and HK subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Operating Activities

Net cash provided by or used in operating activities consisted primarily of our net income/loss adjusted by non-cash adjustments, such as share-based compensation charges, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

Net cash provided by operating activities amounted to $6.8 million for the three months ended March 31, 2012, which was primarily attributable to a net income of $2.1 million, adjusted for certain non-cash expenses consisting principally of share-based compensation of $4.3 million and an increase in working capital. The increase in working capital was primarily attributed to an increase in accounts receivable of $3.7 million mainly from overseas mobile payment service providers who have longer credit terms, partially offset by an increase in deferred revenue of $1.2 million due to our growth in net revenues and an increase of accrued expenses and other current liabilities of $1.6 million due to increased payables to employees as a result of options exercised for the three months ended March 31, 2012.

Net cash provided by operating activities amounted to $11.8 million in 2011, which was primarily attributable to a net income of $10.3 million, adjusted for certain non-cash expenses consisting principally of share-based compensation of $10.7 million and foreign exchange gain of $3.0 million and an increase in working capital. The increase in working capital was primarily attributed to an increase in accounts receivable of $11.6 million mainly from overseas mobile payment service providers who have longer credit terms, partially offset by an increase in deferred revenue of $4.4 million due to our growth in net revenues.

Net cash used in operating activities amounted to $3.8 million in 2010, which was primarily attributable to a net loss of $9.8 million, adjusted for certain non-cash expenses consisting principally of share-based compensation of $12.6 million and an increase in working capital. The increase in working capital was primarily attributed to an increase in accounts receivable of $9.1 million mainly from overseas mobile payment service providers who have longer credit terms and an increase in other non-current assets of $1.2 million as a result of the prepaid customer acquisition costs to Beijing Feiliu, partially offset by an increase in deferred revenue of $2.1 million due to our growth in net revenues.

Net cash used in operating activities amounted to $1.7 million in 2009, which was primarily attributable to a net loss of $5.2 million, adjusted for certain non-cash expenses consisting principally of share-based compensation of $1.2 million and a decrease in working capital. The decrease in working capital was primarily attributed to a decrease in accounts receivable of $1.1 million due to the timing in collection of receivables from wireless carriers after the year-end.

Investing Activities

Net cash provided by or used in investing activities largely reflected placement and maturities of term deposits, purchase of and proceeds from disposal of short-term investments, loan (advanced to) and repayment from a mobile payment service provider, purchase of property and equipment and intangible assets and prepayments made in relation to potential acquisitions.

Net cash used in investing activities amounted to $17.7 million for the three months ended March 31, 2012, which was primarily attributable to net placement of term deposits of $13.6 million and prepayments made in relation to potential acquisitions of $3.7 million.

Net cash used in investing activities amounted to $47.1 million in 2011, primarily attributable to net placement of term deposits of $47.1 million and purchase of domain name use right (www.nq.com) of $1.6 million, partially offset by proceeds from the repayment of the advance to a mobile payment service provider of $2.2 million.

Net cash used in investing activities amounted to $9.5 million in 2010, primarily attributable to placement of term deposits of $11.3 million, a loan advanced to a mobile payment service provider of $2.3 million and disbursement of housing loans to employees of $1.8 million, partially offset by maturity of term deposits of $2.2 million, proceeds from disposal of available-for-sale investments of $2.2 million and proceeds from the repayment of the advance to a mobile payment service provider of $1.9 million.

Net cash provided by investing activities amounted to $2.7 million in 2009, primarily attributable to the proceeds from disposal of available for sale investments of $4.4 million and maturities of term deposits of $5.9 million, partially offset by placement of term deposit of $4.0 million, purchase of short-term investments of $2.2 million and a loan advanced to a mobile payment service provider of $1.8 million.

Financing Activities

Net cash provided by financing activities amounted to $0.2 million for the three months ended March 31, 2012, which was primarily attributable to the proceeds of $0.3 million received from employees upon employees’ exercising of share options, partially offset by $0.1 million in cash distributed to a non-controlling shareholder upon disposal of a subsidiary.

Net cash provided by financing activities amounted to $82.7 million in 2011, primarily attributable to the proceeds of $82.9 million from our initial public offering, partially offset by the listing expenses of $3.9 million.

Net cash provided by financing activities amounted to $28.9 million in 2010, attributable to proceeds of $17.0 million from the issuance of Series C convertible redeemable preferred shares and proceeds of $11.9 million from the issuance of Series C-1 convertible redeemable preferred shares.

Net cash provided by financing activities amounted to approximately $72,000 in 2009, attributable to a minority investment in Fuzhou NetQin Mobile Information Technology Co., Ltd., or Fuzhou NetQin, a former subsidiary of Beijing Technology, by a third party. Fuzhou NetQin never commenced operations and was deregistered in February 2012.

Capital Expenditures

We made capital expenditures of $0.4 million, $0.6 million and $2.3 million for the years ended December 31, 2009, 2010 and 2011, respectively, and $0.1 million and $4.0 million for the three months ended March 31, 2011 and 2012, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment, software and other intangible assets (such as the domain name www.nq.com) for our business. Our capital expenditures may increase in the near term as our business continues to grow.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2012 by specified categories:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands of dollars)
Operating Lease Obligations(1)	5,632	1,015	2,001	2,031	585

Note: (1)

Operating lease obligations are primarily related to the lease of office spaces in the Mainland China, Taiwan, Hong Kong and the United States. The expiration dates for these leases ranged from 2012 to 2018 and are renewable upon negotiation.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of March 31, 2012.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ (deficit)/equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9%, 4.6% and 4.1%, respectively. The year-over-year percent changes in the consumer price index for January 2010, 2011 and 2012 were increases of 1.5%, 4.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among others, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

A majority of our revenues and costs are denominated in RMB. At the Cayman Islands holding company level, we may receive dividends and other fees paid to us by our subsidiary and consolidated affiliated entities in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Recently issued accounting standards

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This results in common fair value measurement and disclosure requirements in US GAAP and International Financial Reporting Standards. Including which, the amendments clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements, such as the application of the highest and best use and valuation premise concepts being only relevant when measuring the fair value of nonfinancial assets and are not relevant when measuring the fair value of financial assets or of liabilities. The amendments also change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. This update is to be applied prospectively for public entities during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted.

We adopted this amendment at the beginning of 2012 but there is no significant impact on our unaudited interim condensed consolidated financial information up to date of this prospectus and expects no significant impact on our consolidated financial statements in the current year.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This amendment eliminates the option for presenting components of other comprehensive income as part of the statement of changes in stockholders’ equity. It allows the entity in presenting the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in a two separate but consecutive statements. In addition, ASU 2011-05 also required an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented (the “Reclassification Presentation”).

In December 2011, as a result of concerns raised by certain stakeholders on the presentation of Reclassification Presentation, the FASB issued ASU 2011-12 Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 suspending the Reclassification Presentation requirements. All entities should continue to report reclassification out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 continue to be effective and not affected.

We adopted the amendment in ASU 2011-05 with the exception stipulated in ASU 2011-12 at the beginning of January 1, 2012 for all periods presented in the unaudited interim condensed consolidated financial information and elected to present one single continuous consolidated statement of comprehensive income.

INDUSTRY

In the past decade, advances in wireless technologies and increasingly sophisticated yet affordable mobile devices have led to robust demand for mobile Internet services. Mobile entertainment and other functionalities have enabled mobile phones to symbolize a lifestyle and to no longer serve as a mere means of communication. As of December 31, 2011, there were 6.0 billion mobile subscribers worldwide, according to Informa World Cellular Information Service (“WCIS”), representing a CAGR of 17.4% since 2006. The number of mobile subscribers worldwide is expected to reach 8.4 billion by the end of 2016. China, with the largest mobile user population in the world, had over 1.0 billion mobile subscribers as of March 31, 2012, according to the MIIT.

Demand Drivers of Mobile Internet Services

More sophisticated mobile technologies have led to increasing number of smartphones and other mobile Internet-enabled devices. The worldwide smartphone shipment will increase from 494 million in 2011 to 1,161 million in 2016, representing a CAGR of 18.6%, according to International Data Corporation (“IDC”). The continued advancement and proliferation of wireless technologies are expected to make consumers critically dependent on mobile devices. According to IDC, there will be approximately eight Internet-enabled devices per U.S. household by 2015. Smartphone adoption is also increasing rapidly in China—32.2% of the handsets sold in China in the fourth quarter of 2011 were smartphones, according to SinoMR.

Early mobile services were primarily based on short message service or SMS technology and were largely focused on ring tones, simple games, screen wallpapers and other simple applications. Advancements in mobile technology and devices have led to the development of a new generation of advanced services, which address the need for more effective and efficient use of mobile devices. The increasing variety and complexity of applications and services available, including image-sharing, location-based services, emails, social network and personal information management, have integrated mobile devices usage as a part of our lives. Technology advancement, such as the proliferation of sensors and near field communication (“NFC”) will continue to shape and advance mobile communication consumption, thereby increasing our dependence on mobile devices and the importance of mobile security.

Also, the advent of cloud platforms has further accelerated the demand and usage of mobile internet services. A cloud platform describes an architecture that allows on-demand delivery of data and services over the Internet. The cloud allows mobile users to leverage resources beyond limitations of a single mobile device. For example, mobile Internet users can use a cloud platform to store data permanently for continuous access by different devices. This is particularly useful if a device is lost and existing data needs to be restored on a new device. Similarly, a cloud platform provides a common computing resource through which mobile users can access and exchange data. This ubiquitous access is possible because cloud computing is designed to be device agnostic and to allow ease of access for different mobile technologies. Users can access mobile Internet services on a cloud platform without concern for the infrastructure that supports the applications and without downloading client end software. Services offered by a cloud platform can also be upgraded by mobile payment service providers without causing any disruption to the user. The functionality and convenience provided by cloud computing enhances the capabilities of mobile devices and will support further demand for innovative cloud services.

Mobile Internet Services Market Opportunity

Developers have created a large universe of mobile applications to meet growing user requirements. The emergence of mobile application stores, such as those run by Apple, Google, Microsoft Phone, Research in Motion, and GetJar, along with pre-installation cooperation with handset manufacturers and wireless carriers, provide direct channels for developers to distribute mobile applications. The applications developed started by addressing the needs of consumers and later extended to serving enterprises.

The mass adoption of applications makes mobile devices increasingly susceptible to security threats due to the increasing mobile data traffic associated with mobile device usage. According to Cisco’s VNI Mobile Forecast, global mobile data traffic was 597 Petabytes per month in 2011, the equivalent of 149 million DVDs each month or 1,646 million text messages each second, and is expected to grow approximately 18-fold from 2011 to 2016, reaching 10.8 Exabytes per month in 2016. The average smartphone generated 150 megabytes of mobile data traffic per month in 2011 and is expected to grow approximately 50-fold from 2011 to 2016, at a compound growth rate of 119% and representing 48% of total mobile data traffic in 2016. The proliferation of applications on mobile devices has led users to process and store more personal data on mobile devices, and has created the need for third-party mobile services to help users protect privacy, manage their personal data and privacy protection more efficiently, and optimize the performance, security and privacy of their mobile devices in a secure environment. These long-term industry trends have led to growth in several key sectors of the mobile Internet services industry.

Mobile Security

Types of Threats to Mobile Users

The typical types of threats faced by mobile devices include mobile malware, privacy intrusion, mobile harassment and malicious website.

Mobile Malware. Mobile malware is malicious software that causes harm to mobile devices, including, among others, (i) viruses, (ii) Trojan software, and (iii) spyware. Viruses that attack devices can be transmitted through various data connections including Wi-Fi, Bluetooth, infrared, and mobile networks (SMS/MMS, mobile email, Internet browsing and downloads) and through physical connections including memory cards and PC cables. Trojan software is typically presented as feature-enhancing applications with embedded malicious code to violate the users’ privacy and mobile security. And spyware is software which secretly steals personal data once embedded within a mobile device. The negative impact of malware includes but is not limited to system-damage, fraudulent purchases, and loss of private data. TigerBot is a recent example of a malware, which can execute a variety of commands via SMS, including tracking the victim’s current location, sending SMS messages to the victim’s contacts, and posing as applications from legitimate vendors, such as Google and Adobe, to conceal itself.

Privacy Intrusion. Privacy intrusion is the risk of losing data stored on mobile devices, such as messages, contacts lists, call logs and photos. Loss of mobile devices also makes data divulgence a significant risk and necessitates the ability to delete data stored on mobile devices after they are lost and to store data remotely from mobile devices. Similarly, mobile users may also have a specific requirement to secure certain contact and call data within a mobile phone and prevent access by others.

Mobile Harassment. Mobile harassment comprises of spam messages and unsolicited marketing phone calls.

Malicious Website. Malicious website contains malware designed to infect a mobile device when its browser visits the website. Most malicious websites appear legitimate to confuse mobile device users.

Mobile Security Market Outlook

As a result of the increasing threat to mobile users, Infonetics estimates that the global market for mobile security software, defined as software protecting mobile users from viruses, spam and other unauthorized intrusions, will grow at a CAGR of 56% from 2008 to 2014.

Worldwide Mobile Security Software Market Size

Source:	Infonetics, October 2010

Mobile security threats have been on the rise with the increase in data transferred, reliance of mobile devices in daily activities, popularity of mobile application stores, and rise of more advanced smartphones. Mobile device vendors have already pre-installed mobile security software to protect their users, as well as using differentiation to combat attacks. Mobile carriers are offering anti-virus and anti-theft services to enhance service quality and user loyalty. Many expect to see more security threats in the coming year and some may result in significant security breaches. However, mobile security is in its early days, with low user awareness. China, in particular, with its rapidly growing mobile Internet subscriber base, is a leading market for mobile security software and services. The number of activated mobile security users in China was approximately 72 million at the end of 2010 and is projected to reach 434 million in 2014, according to a January 2011 report by Frost & Sullivan. China’s large existing user base and market for mobile applications both provide support for the projection that China will continue to develop and remain a leading market for mobile security and productivity services.

Mobile Productivity

The advanced computing and networking capabilities of smartphones have led to the development of various productivity applications such as personal information management, or PIM, to manage users’ daily lives. Typical PIM functions include the management of contacts, calendar, text messages, task list, instant messages and other features. The utility of such services has helped drive higher levels of user engagement with smartphones as they become an indispensable productivity tool. PIM services provided by smartphone manufacturers, such as Apple’s Mobile Me and HTC’s Sense, were created to enhance users’ personal data management and allow users to create and define individualized mobile experiences. Each of these services has helped users leverage greater functionality from their mobile devices, but each service is platform-dependent. This limits the compatibility between services and creates challenges when users seek to switch mobile devices. An emerging trend is the development of productivity services from third party providers. Designed to operate across multiple mobile platforms, these services help to generally enhance user efficiency. For example, they help users to better screen calls, filter SMS messages and manage calendar activities. Given the fragmented nature of the smartphone market, unsatisfied and increasing demand exists for third party providers of productivity and other mobile Internet services which are device agnostic and contribute to a uniform user experience across technology platforms. Beyond individual consumers, similar technology and services have been extended to enterprises for their mobile device management. At the corporate level, a similar suite of tools can be applied to, among others, managing expenses, tracking network service performance and availability, establishing process control and enforcing rule-based management, such as application installation.

BUSINESS

Overview

We are a leading global provider of mobile Internet services offering a comprehensive suite of services in mobile security, privacy and productivity. Our users access our services that are pre-installed on users’ mobile devices or downloaded from the Internet. Our “Freemium” subscription business model provides users with free services and the ability to upgrade to premium services. We generate revenues from the premium services offered to our users. As of March 31, 2012, the number of cumulative registered user accounts for our services reached 172.0 million in over 150 countries, representing a sizeable share of the fast-growing market for mobile Internet services.

Our services cater to the needs of consumers and enterprises in the usage of their mobile devices and we believe we are well positioned to capture market opportunities presented by the rapidly evolving mobile Internet industry. Our cloud-client computing platform combines our cloud-side mobile security knowledge repository and our client-side applications to provide real-time mobile anti-malware, anti-spam, privacy protection, data backup and restore and other services to users worldwide. Leveraging our cloud-side resources, we believe we have compiled one of the most comprehensive mobile security knowledge repositories in the world, which continues to grow as new security threats are identified through our proprietary dynamic technology or through the contribution of security knowledge from our rapidly growing user base and mobile ecosystem participants. In addition, we offer user-centric client-side mobile security, privacy and productivity applications optimized for mobile devices. The continued growth of our mobile security repository and user base will help us maintain our global leadership and widen the gap between our competitors and us.

Our vision is to become the most trusted mobile Internet cloud service company to consumers and enterprises. We began our business by offering consumers mobile security services to address fundamental and rapidly growing needs of mobile users. Building upon the success of our mobile security offerings, we expanded our service solutions to protect privacy and enhance productivity of mobile usage for consumers. We also extended mobile security and productivity products to enterprise customers. Our services are compatible with a wide range of handset models and almost all currently available operating systems for smartphones, including iOS, Android, Windows Phone and BlackBerry OS. We also collaborate closely with other mobile ecosystem participants, including chipmakers, handset manufacturers, wireless carriers, third party payment channels, retailers and other distribution channels in order to broaden the reach of our services and increase our revenues per user.

We offer services to users globally through a “Freemium” subscription business model. Our Freemium offerings provide users with free services and the ability to upgrade to a selection of premium services to meet individual needs. The scale of our services portfolio allows us to provide a wide range of free services to address fundamental user requirements. These free services allow us to build a large user base while enhancing user engagement and loyalty. We also offer a selection of fee-generating premium services to monetize our large user base. Such services are bundled with our free offerings for users who elect to pay for additional protection and enhanced productivity. We are able to renew a significant portion of the paying users of our premium services. Moreover, our back-end architecture, which is based on our proprietary business and operations support system (BOSS), enables us to analyze customer in-app usage behaviors data continuously and price our services dynamically.

Our current service offerings include:

•

Mobile Security: Our mobile security services are designed to protect users from mobile malware threats, data theft and privacy intrusion. We provide mobile malware scanning, Internet firewall, account and communication safety, anti-theft, performance optimization, hostile software rating and reporting and other services.

•

Mobile Privacy: Our mobile privacy services are designed to protect users’ privacy. We provide functions that allow users to store and modify contacts, call logs, SMS, videos and pictures in a secure environment.

•

Mobile Productivity: Our mobile productivity services are designed to intelligently enhance time and relationship management, including screening incoming calls, filtering unwanted spam, SMS messages, protecting communication privacy and managing calendar activities. In addition, we offer cloud-side synchronization of personal data, including address books, text messages, calendars and other data.

•

Personalized Cloud: We provide personalized cloud through “NQ Space”, which is accessible by users across a variety of Internet-enabled devices. These services utilize synchronized user information to provide a tailored user experience and extend the functionalities of our core services. For example, mobile users’ contact information which has been stored in the cloud can be used to seamlessly link calendar activities across related contacts.

Since our inception, we have focused on building a large and engaged user base. Our cumulative registered user accounts reached 172.0 million as of March 31, 2012, of which 38.9% were overseas cumulative registered user accounts. Our average monthly active user accounts for the three months ended March 31, 2012 were 60.1 million, compared to 30.3 million for the three months ended March 31, 2011; our average monthly paying user accounts for the three months ended March 31, 2012 were 6.5 million, compared to 3.7 million for the three months ended March 31, 2011.

We generate revenues primarily through the sale of user subscriptions to our premium mobile Internet services. We have grown significantly since we commenced our operations. Our total net revenues increased from $5.3 million in 2009 to $40.7 million in 2011, representing a CAGR of 178.0%. The contribution from our international operation increased from 21.0% in 2009 to 43.4% in 2011, demonstrating our rapidly expanding global footprint. We incurred a net loss of $5.2 million in 2009 and achieved a net income of $10.3 million in 2011. Our net loss/income amounts reflect the impact of non-cash share-based compensation expenses of $1.2 million in 2009 and $10.7 million in 2011. For the three months ended March 31, 2012, our total net revenues reached $16.0 million, representing 109.6% year-over-year growth compared to the three months ended March 31, 2011. The contribution from our international operations also increased to 44.8% for the three months ended March 31, 2012, compared to 39.1% in the same period last year. We have a net income of $2.1 million for the three months ended March 31, 2012, compared to a net income of $1.7 million for the three months ended March 31, 2011.

Strengths

We believe the following strengths enable us to identify trends in the mobile industry and develop innovative services to address user needs, making us a recognized pioneer in the fast-growing mobile security, privacy and productivity services industry.

Leading position in the mobile security, privacy and productivity services market with a large and fast-growing global user base

We are a leading provider of mobile security services both domestically and internationally. Our cumulative registered user accounts as of December 31, 2009, 2010, 2011 and March 31, 2012 were 35.6 million, 71.7 million, 146.7 million and 172.0 million, respectively. A study released by SinoMR Research dated February 2012 indicated that our market share, based on number of registered user accounts, was approximately 62.8% in China as of December 31, 2011. Leveraging our market leadership in China, we have expanded oversea and we believe we have become a significant player in the global mobile security market. As of March 31, 2012, our overseas registered user accounts represented 38.9% of our 172.0 million cumulative registered user accounts.

The rapid growth in our user base has contributed significantly to our revenue growth. Our average monthly paying user accounts for the three months ended December 31, 2009, 2010, 2011 and March 31, 2012 were 1.1 million, 3.2 million, 5.6 million and 6.5 million, respectively. Our large user base allows us to rapidly and efficiently collect data on user behavior, which forms the basis of our monetization strategies, and on mobile security threats to establish our cloud-side mobile security knowledge repository, which we believe to be one of the most comprehensive in the world and a significant entry barrier to potential competitors.

Comprehensive and flexible Freemium subscription-based service offering

We have a Freemium subscription-based service offering, which includes mobile security, privacy and productivity services. The scale of our services portfolio allows us to provide a wide range of free services to address fundamental user requirements, such as malware scanning, Internet firewall, performance optimization, back-up, restoration and anti-spamming. These free services allow us to build a large user base while enhancing user engagement and loyalty. We also offer a selection of fee-generating premium services, which are bundled with our free offerings for users who elect to pay for additional protection and enhanced productivity. Our flexible mobile services are agnostic to mobile device types and operating systems. Our services are compatible with a wide range of handset models and almost all currently available operating systems for smartphones, including iOS, Android, BlackBerry OS and Windows Phone, and can also be accessed from a wide range of other Internet-enabled devices. In addition, our computing platform and user experience are continually enhanced by allowing mobile ecosystem participants, including wireless carriers, mobile application stores and mobile Internet websites, to utilize our services and to exchange security data.

Sophisticated and proprietary business and operation support systems

To support our innovative Freemium subscription business model, we have developed a sophisticated business and operation support system, or BOSS. We believe we are one of the few mobile service providers that has a proprietary business and operation support systems, or BOSS, enabling us to be flexible with our business decisions. With our BOSS, we have direct access to our user base to better understand user behavior, analyze user profiles with consent and adjust monetization strategies and product offerings. By extracting and analyzing detailed operating metrics, we are also able to manage our user acquisition and payment channels in real-time and adjust operating policies accordingly to optimize user acquisition channels. Meanwhile, our reliable, flexible and robust billing system, independent from the billing systems of wireless carriers, facilitates transaction recording for our payment partners in more than 30 countries through various payment channels, including wireless carriers and mobile payment service providers, prepaid cards and third-party payment processors.

The operational data generated by BOSS also enable us to continually improve user experience, service quality and customer relationship management, and identify potential customer needs. In addition, we have a sophisticated 24/7 customer service platform and a team of highly trained customer service specialists and technology support personnel. We currently have 60 customer service hotlines providing multi-lingual assistance to respond to user inquiries and resolve technical issues in a timely manner in order to enhance user experience.

Proprietary technology and strong research and development capabilities

We have developed our proprietary cloud-client computing platform to respond to a wide variety of security threats. On the cloud-side, we collect information on security events worldwide through our internal crawler engine and from mobile ecosystem participants using our open APIs. At the same time, our users provide us with direct feedback to augment our security data collection. Our powerful “Risk Rank” proprietary algorithm allows us to efficiently process the data we collect to investigate, identify and categorize security risks. This has enabled us to build what we believe to be one of the most comprehensive mobile security knowledge repositories in the world, including mobile malware, spam messages, malicious websites and other threats. On the client-side, we developed an efficient malware scanning engine and an intelligent anti-spam SMS filtering engine with high accuracy, specifically for mobile devices. By working closely with our users and mobile ecosystem participants, we are able to monitor network traffic and new applications to identify new threats typically within 24 hours from initial contact. With our strong research and development capabilities, our security response team can usually provide a solution to a security threat in 6 to 12 hours after identifying the threat.

Our research and development team has years of technology know-how in developing and launching new products and services in response to market demands. This leads to a shorter time to market which in turn allows us to fully capture opportunities presented by shifts in industry trends. As of the date of this prospectus, we have 59 patents, either issued or pending, and exclusive licenses of patents in China and overseas. As of March 31, 2012, approximately 150, or 41%, of our employees were engaged in research and development activities.

Diversified user acquisition and payment channels based on strong relationships with key players in the mobile ecosystem

We have established diversified user acquisition channels through strong relationships with key mobile ecosystem participants such as wireless carriers, handset manufacturers, chipmakers, distributors and retailers, and third-party payment processors. In addition to viral marketing, or word-of-mouth marketing, we acquire users through pre-installation, online channels and carriers. We build a significant portion of our user base by forming strong relationships with major global handset manufacturers and their distributors. For example, many of the leading manufacturers, such as ZTE, Huawei, Motorola, Nokia, Samsung and HTC and their respective distributors, pre-install and promote our products. Our collaboration with wireless carriers, including China Mobile, Taiwan Mobile and Telefonica, allows us to penetrate their large user base by having our offerings on the devices they promote or making them available in their own application stores. We also cooperate with various online advertising networks, Internet portals and application stores like iTunes App Store, Google Play, GetJar, Samsung Applanet and Microsoft Marketplace to acquire users.

We provide our users with multiple payment channels through major wireless carriers and mobile payment service providers, prepaid card distributors and third-party payment channels in China and overseas such as Alipay, Paypal, Union Pay, Telefonica, tenpay.com, yeepay.com and zong.com. We have revenue-sharing arrangements with some payment channels to align our interests and motivate them to promote our products and services. We believe the strong relationships we have established with a large number of key industry players over the years present potential competitors with a significant entry barrier to the mobile security and productivity services market.

Global management team with strong industry track record

We have a global management team with strong industry knowledge and execution track record. Led by our co-founder, chairman and co-chief executive officer, Dr. Henry Yu Lin, the management team pioneered the Freemium service business model and successfully executed our strategy to become a leader in the evolving mobile security and productivity services industry. On January 5, 2012, Mr. Omar Sharif Khan, who was a former chief product & technology officer and chief strategy officer at Samsung Mobile, joined us as a co-chief executive officer. We believe our success in China, led by Dr. Lin and the key local management team along with Mr. Khan and the recent addition of the international management team, will allow us to further solidify our position globally.

Strategies

We aim to become the most trusted mobile Internet cloud service company by providing trusted intelligent mobile experiences to our users. Our goal is to further expand and monetize our large and rapidly growing user base and become a global leader in the mobile security, privacy and productivity services industry. We intend to pursue the following strategies to achieve our goal of expanding and monetizing our user base:

Further diversify and enhance our services portfolio

In order to improve the quality of user experience, increase user stickiness and expand our user base, we intend to continue to enhance the breadth and depth of our free services. We are also releasing more premium services to further monetize our mid-to-high-end user base. For example, we officially launched Vault and NiceDay! in the first quarter of 2012 and the third quarter of 2011, respectively. We are also adding new premium features to existing services, such as payment account protection within our Mobile Security offerings. In addition to developing more products for smartphone platforms such as Android, iOS, Windows Phone, BlackBerry and Symbian, we also intend to launch new products and services for mobile tablets and other Internet-enabled mobile devices. Besides leveraging our strong R&D capabilities internally, we will also invest and collaborate with developers to make additional services available on our open platform. We intend to not only broaden our services portfolio to consumers, but also extend our services to family and enterprise customers.

Maintain and strengthen our technology leadership

We will continue to devote substantial resources to research and development to improve existing services and develop new services. To maintain and strengthen our technology leadership, we will focus on three key technologies: mobile security, intelligence and cloud infrastructure technologies. For mobile security, we plan to develop more efficient client-side malware-scanning and spam-filtering engines and more powerful cloud-side technology to discover, identify and quickly respond to potential mobile security threats. For intelligence technology, we aim to develop enhanced technologies such as advanced semantic analysis, natural language processing and pattern recognition to provide context-aware services so as to accurately predict user intent and minimize user intervention. For cloud infrastructure technology, we will utilize cloud storage and parallel computing technology to provide simultaneous processing capability supporting huge user traffic. We have recently expanded our research and development staff focused on technology development, especially for our cloud capabilities, and intend to continue to build our research and development team in the future.

Further expand our business in overseas markets

As of March 31, 2012, we have offered our services in more than 150 countries. While maintaining our leading position in China, we intend to further expand our business in overseas markets. Depending on specific conditions in each target market, we plan to adopt a combination of any of the following approaches: (i) study local user behavior and market needs and localize features and user interfaces of our existing applications, (ii) establish a dedicated product, sales and marketing team covering local markets, (iii) leverage relationships with local handset manufacturers to expand user base, (iv) identify potential acquisition targets, and (v) establish relationships with local wireless carriers and third party payment channels to facilitate market penetration and payment process. We have recently established a co-headquarters in Dallas, along with recent addition to the international management team, including our director and co-chief executive officer, Mr. Omar Sharif Khan. We also have global offices in Hong Kong, San Jose and Taipei and intend to grow our presence in these and other regions over time.

Strengthen and diversify collaborative relationships with key players in the mobile ecosystem

We intend to further strengthen existing and establish new relationships with key players in the mobile ecosystem to diversify our user acquisition and payment channels. These players include wireless carriers, handset manufacturers, chipmakers, distributors and retailers and third-party payment channels. To strengthen relationships with handset manufacturers, we plan to identify more opportunities to conduct product research and development in conjunction with these manufacturers and broaden pre-installation handset model and geographic coverage. For example, we recently announced our partnership with Motorola to preinstall our application on its devices. We also have established relationships with chipmakers to further expand our pre-installation base, including Qualcomm and MediaTek. In addition, to provide users with more payment channels, we intend to strengthen and diversify our relationships with wireless carriers and cooperate with additional third-party payment processors.

Further build on our consumer brand while expanding into the enterprise market

We intend to continue to build on our strong consumer brand while extending services to family users and expanding our enterprise-focus business. We endeavor to increase the value of our brand by investing in channel marketing, which continues to drive word-of-mouth marketing among potential users, and we intend to deploy a variety of active measures to promote our brand and services, including: (i) advertising in application stores, (ii) offering a loyalty program with incentives to existing users, and (iii) promoting our brand on popular social media platforms. We also plan to invest in our enterprise business by entering into commercial arrangements with distributors, expanding our cooperation with other technology providers and distributors, and potential mergers and acquisitions.

Pursue strategic alliance and acquisition opportunities

In addition to growing our business organically, we may selectively pursue strategic alliance and acquisition opportunities to expand our service offerings or to broaden our user base. We intend to pursue strategic alliance and acquisition opportunities that are complementary to our existing operations and that can accelerate our business growth. For example, to expand our offerings to enterprise customers, we have entered into a cooperation arrangement with 3LM to provide our premium services to enterprises through 3LM’s channel and we have acquired the majority stake of NationSky, a leading provider of mobile services to enterprises in China that already provides mobile services to more than 1,000 enterprise customers.

Business Model

Freemium subscription business model

With a diverse and flexible services portfolio, we believe that we are a pioneer in adopting the innovative Freemium subscription business model to offer mobile security, privacy and productivity services. We provide a wide range of free services to address fundamental user needs, such as malware scanning, Internet firewall, performance optimization, back-up, restore and anti-spamming, in order to build a large user base while increasing user loyalty. We also provide a selection of premium services to generate revenues from our large user base. These services such as virus library updates, account safety, anti-theft, and communication privacy protection are bundled with our free offerings for users who elect to pay for additional protection and enhanced productivity. We offer flexible ala carte service subscription options available in monthly, three-month, six-month or twelve-month packages. We believe our Freemium subscription business model has contributed significantly to our success to date by providing users with on-demand personalized selection of products and services portfolio.

Cloud-Client Computing Platform Architecture

Our cloud-client computing platform architecture allows us to offer our security services, productivity services as well as other functionalities to consumers and enterprises. On the security side, we utilize the combination of a crawler engine to collect security events and a proprietary “Risk Rank” algorithm to dynamically discover, identify and categorize security risks. Together with the contribution of security knowledge from our users and mobile ecosystem participants, this enables us to build what we believe to be one of the largest mobile security knowledge repositories in the world with a collection of mobile malware, spam messages and malicious websites. On the client-side, we developed an efficient malware scanning engine, specifically designed for mobile devices. Our client-side applications are connected with the cloud platform on an on-demand basis.

By leveraging this proprietary cloud-client computing platform architecture, we are able to expand our mobile Internet service offerings beyond mobile security to include productivity and other personalized intelligent cloud services such as our Mobile Manager and NQ Space services. Our productivity cloud synchronizes and stores personal data such as contacts, pictures and calendar, which can be accessed by users via the Internet or mobile device from anywhere at anytime, thus further enhancing our user experience and loyalty.

In addition, our open developer platform, which offers open API and SDK, allows additional flexibility in leveraging our developers capabilities and offer our users with additional services.

Our services are device and operation system agnostic. They are compatible with a wide range of handset models, almost all currently available operating systems for smartphones, including Android, Symbian, iOS, BlackBerry OS and Windows Phone and a range of other mobile Internet devices. We will continue to leverage our cloud-client computing platform architecture to develop and launch more intelligent mobile Internet services.

Products and Services

We began our business by offering mobile security products and services and subsequently expanded into the offering of mobile productivity products and services.

The following table describes our current products and services.

Service*	Description	Free	Premium*
Category: A. Mobile Security

Product: A1. Android Booster

App Manager	Allows users to manage and delete mobile applications	✓

Power Manager	Allows user to monitor power usage and adjust power plans	✓

Task Manager	Allows users to monitor and terminate tasks	✓

Data Traffic Manager	Allows users to monitor and terminate data traffic usage in real-time	✓

Contact Black List	Allow users to create and edit a contact blacklist to block unwanted calls and messages	✓

Advanced File Manager	Allows users to read, write and delete user-generated and system files	✓

User Referral	Allows users to refer our products to other users via SMS	✓

Product: A2. Mobile Security

Virus Scan	Allows users to scan and delete malware	✓

Real-time Protection	Allows users to protect mobile devices from malware intrusions in real-time	✓

Cloud Apps Scan	Allows users to identify the security threat level of a mobile application by comparing to our cloud-side security repository	✓

Internet Firewall	Allows user to monitor and block mobile application from establishing unwanted data connection	✓

Advanced Apps Manager	Allows users to manage and delete mobile applications and submit feedback security rating to our cloud	✓

Advanced File Manager	Allows users to read, write and delete user-generated and system files	✓

Virus Sample Reporting	Allows users to submit samples of suspicious apps or files to our cloud	✓

Service*	Description	Free	Premium*
Contact Back-up and Restore	Allows users to back-up their contacts list to our cloud and restore at a later time	✓

Security Assessment	Allows user to view the assessment of the security threats level posed to the user	✓

Virus Library Update	Allows users to update to the most up-to-date virus library		✓

Privacy Advisor	Detects installed app’s ability to access user’s private data, such as contact, location, SMS and device information	✓

Anti-Eavesdropping	Detects and notifies user when there’s any app accessing and record in a call		✓

Account Security Protection	Allows users to protect user accounts and passwords of online accounts, and stops system browsers from visiting malicious sites, and prevents data intrusion to these accounts by third-party applications and malware	✓

Financial Security Protection	Allows users to protect passwords of online financial accounts and stops system browsers from visiting malicious sites, and prevents data intrusion to these accounts by third-party applications and malware		✓

Anti-Theft	Allows users to remotely track, locate stolen and lost mobile devices. Users have the option to activate the alert and data wiping functions of such devices		✓

Optimization	Allow user to optimize his phone including task killing and releasing memory	✓

Product: A3. Security Cloud Platform

Cloud Scan for Business	Allows wireless carriers, mobile application stores, mobile Internet websites and independent security organizations to leverage cloud-side APIs to scan network traffic, applications and Internet web pages for potential threats		✓

Cloud Scan for Consumers	Allows individual consumers to upload mobile applications or send potentially malicious Internet URL (http://scan.netqin.com/en/) via web-based interface to check for potential threats	✓

Category: B. Mobile Privacy

Product: B1. Vault

Private Contacts	Allows users to protect limited number of contacts details, SMS and call logs deemed private in a password enabled environment	✓

Private Contacts—premium	Allows users to protect unlimited number of contacts details, SMS and call logs deemed private in a password enabled environment.		✓

Service*	Description	Free	Premium*
Hide Videos—premium	Allows users to protect unlimited number of videos in a password enabled environment	✓

Hide Pictures	Allows users to protect unlimited number of pictures in a password enabled environment	✓

Catch Break-in Attempts (of the picture area)	Allows users to catch break-in attempts to password enabled environment		✓

Category: C. Mobile Productivity

Product: C1. Mobile Manager

Contact Manager	Allows users to create and edit contacts blacklist and contacts grouping	✓

Call Manager	Allows users to activate IP dialing and speed dialing	✓

Anti-Spam	Allows users to use multi-layer intelligent semantic analysis SMS filters to efficiently and accurately identify and delete unwanted spam messages	✓

Communication Privacy Protection	Allows users to protect contacts and communication records (Call Log) and SMS deemed private with password protection		✓

Contact Back-up and Restore	Allows users to back-up their contacts list to our cloud and restore at a later time	✓

Customized Message Management/Search (through SMS management/search functions)	Allows users to organize data and streamline communications process	✓

Desktop Shortcut Management (through NetQin assistant plug-in software)	Allows users to organize data and streamline communications process	✓

Private Communication (through private calling plug-in software)	Allows users to make private calls with a faked caller number (only available in China)		✓

Product: C2. Smart Calendar

Schedule Manager	Allows users to manage schedules, upload calendar to the cloud-side and synchronize data among intended participants	✓

Schedule Reminder	Allows users to receive intelligent alerts based on time and location data of users involved in the scheduled event	✓

Web-Based Calendar Manager	Allows users to create, edit, delete schedules over the web and synchronize to mobile devices in real-time	✓

Product: C3. NiceDay!

Smart Calendar Scheduling	Includes all the smart calendar features to manage schedules	✓

Service*	Description	Free	Premium*
Entertainment Option Search Engine	A user can easily get a suggested option for entertainment by entering meeting objective, where to go, go with whom, or number of friends	✓

Friends Feed on NQ Space	All the friends feed, including comment and pictures, can be viewed on mobile client as well as in NQ Space	✓

Friends Referral through SMS	A user can refer NiceDay! to his/her friends via SMS and email	✓

Category: D. Personalized Cloud

Product: D1. NQ Space

Contact Manager	Allows users to create, edit and delete contacts stored on the cloud over the web and synchronize data to mobile devices	✓

NiceDay! Friends Feed	Friends feed on NiceDay! will sync and display on NQ Space	✓

Anti-Theft (web-based device location in the event of device loss)	Allows users who installed NQMS to remotely track and locate stolen and lost mobile devices over web	✓

*	As our business develops, we may adjust our service offerings and fee rates and offer certain current fee-charging services for free in the future. As of March 31, 2012, our premium products cost for RMB5-RMB10 per month in China and US$2-US$5 per month overseas. All the premium, fee-generating products are purchased through subscription except the Virus Library Update service of Mobile Security which can be purchased through either subscription or on pay-per-use basis.

Technology

We have developed our proprietary cloud-client computing platform to promptly respond to any security threat. Leveraging our cloud-side resources, we believe we have compiled one of the most comprehensive mobile security knowledge repositories in the world, which continues to grow as new security threats are identified through our proprietary dynamic technology or through the contribution of security knowledge from our rapidly growing user base and mobile ecosystem participants. We are able to discover and identify new threats within a maximum of 24-hours from initial contact. A solution to any security threat after identification is usually provided within 6-12 hours.

Security Cloud-Client Architecture

The security cloud platform powers the following detailed processes: security information collection, analysis, identification and resolution.

Security Information Collection. Based on our security cloud platform, we open our security capabilities (knowledge repository and malware scanning engine services) to the entire mobile ecosystem, and in return we collect security information from the ecosystem. Our sources include, among others, (i) feedback and comments from our users, (ii) data collection through crawler scanning servers from the mobile Internet, (iii) feedback from our 24/7 customer service department, and (iv) cooperation with mobile ecosystem participants such as wireless carriers, mobile application stores, mobile Internet websites and independent security organizations.

Security Information Analysis and Responsive Solutions. When potential software threats, links to malicious websites and other types of data are fed into our system, we use our proprietary “Risk Rank” algorithm to analyze and categorize these threats into different groups: “Black List” (harmful), “Grey List” (suspicious) or “White List” (harmless). Once a threat has been classified into suspicious list, our security response team will further analyze the potential threat. If the potential threat is confirmed to be malicious or harmful, it will be inserted in the Black List. We are able to discover and identify new threats within a maximum of 24 hours from initial contact. With our strong research and development capabilities, our security response team usually can then provide a solution to each security threat within 6 to 12 hours after identifying the threat. In addition, we believe we were the first to discover, report and provide solutions for various viruses including, among others, an Android Trojan Virus called “Geinimi” which steals user data and uploads it to remote servers and a botnet named “DuMusicPlay” which controlled nearly one million smartphones at its peak.

Large Security Knowledge Repository and Strong Service Capability. Our mobile security knowledge repository grows with user contributions of security knowledge, such as malware and spam samples, each time the user accesses our services. Thus the more users we have, the more powerful our platform becomes. By working closely with our users, wireless carriers, mobile application stores, mobile Internet websites and independent security organizations, we are able to discover and identify new threats. As of March 31, 2012, we had over 680 million malware infected sites catalogued in our repository.

Highly Efficient Mobile Malware Scanning Engine. We designed our proprietary mobile malware scanning engine specifically for mobile phones. We believe it is one of the fastest scanning engines in the world.

The engine features pin-point accuracy and low resource (CPU, memory and power) consumption and has little impact on the normal operations of mobile devices when scanning. Our scanning engine algorithm, used to analyze and identify malware characteristics, was developed by our engineers internally and has been patented. The engine is scalable and maintains high efficiency even given the large size of our malware characteristics database.

Intelligent Anti-spam SMS Filtering Engine with High Accuracy. Our proprietary intelligent anti-spam SMS text messages filtering engine is developed internally and highly accurate. Four layers of SMS filtering are carried out: (i) block anyone from user-defined “Black List” of contacts; (ii) check whether the SMS sender is on the recipient’s contacts list; (iii) check the sender’s address against publicly available “Black List” of contacts that have been identified as sources of security threats; and (iv) intelligent semantic analysis of the content of the message. After testing millions of sample SMS messages, we have determined that our anti-spam SMS filtering program is highly accurate, with an accuracy rate of approximately 99%.

Other Technologies

We also developed other technologies to support our productivity service offerings with applications such as maintenance of mobile device via remote server, information backup, remote-control of mobile devices and password protection for selected private data stored on mobile devices.

Our Users

Our user base has expanded rapidly in recent years. As of December 31, 2009, 2010 and 2011 and March 31, 2012, we had 35.6 million, 71.7 million, 146.7 million and 172.0 million cumulative registered user accounts, respectively. Our overseas registered user accounts as of December 31, 2009, 2010 and 2011 and March 31, 2012 were 8.7 million, 23.2 million, 55.1 million and 66.8 million, respectively, representing 24.6%, 32.3%, 37.6% and 38.9%, respectively, of our total registered user accounts as of the same dates. For the fourth quarter of 2009, 2010, 2011 and first quarter of 2012, on a monthly average basis, we had 12.0 million, 25.4 million, 52.3 million and 60.1 million active user accounts as well as 1.1 million, 3.2 million, 5.6 million and 6.5 million paying user accounts, respectively. However, our methods of calculating registered user accounts, active user accounts and paying user accounts may be subject to adjustment. Please see “Risk Factors—Risks Related to Our Business and Industry—The number of our registered user accounts overstates the number of unique individuals who register to use our products. Our active user and paying user account figures may differ from the actual numbers of active and paying user accounts.” and “Selected Consolidated Financial and Operating Data—Selected Operating Data.”

We have captured a dominant market share in China and our overseas user base has also expanded rapidly. We currently have a significant number of registered user accounts in areas such as Asia and EMEA (Europe, Middle East and Africa) and plan to continue our overseas expansion. Our Freemium service business model enables us to initially gain as many registered user accounts as we can through the offering of basic services to registered user accounts free of charge, and then turning some of these registered user accounts into paying user accounts by providing fee-generating premium services.

Once registered, our users are able to communicate directly with our customer service and technical teams through hotlines and instant messages. Our cloud-side security knowledge repository grows with user contributions of security knowledge, such as malware and spam samples, each time the user accesses our services. Therefore, the larger user base we have, the more powerful our platform becomes, which we believe presents a significant competitive advantage and entry barrier to potential competitors.

User Acquisition Channels

We have established diversified user acquisition channels through strong relationships with key players in the mobile ecosystem. In addition to viral marketing, we acquire users through both pre-installation and online channels. We build a significant portion of our user base by forming strong relationship with major global handset manufacturers and their distribution channels. We also cooperate with various online advertising networks, Internet portals and mobile application stores to acquire users.

Viral Marketing

A significant percentage of our users come from our own user acquisition channel, namely our Internet and mobile Internet website. These users learn of our services through existing user referrals. We expect the viral marketing channel to continue to account for a significant portion of our user acquisition in the foreseeable future.

Pre-installation

Pre-installation in mobile handsets is another important user acquisition channel. We have formed strong collaborative relationships with many handset manufacturers, including HTC, Huawei, Nokia, Motorola, Samsung and ZTE to pre-install our products on different types and models of their mobile phones. As of March 31, 2012, we had cooperative agreements with over 10 handset manufacturers. Our agreements with handset manufacturers are generally for terms of one to three years and usually contain automatic renewal provisions. We intend to further expand our pre-installation relationship to include wireless carriers, mobile handset distributors and retailers to pre-install and promote our products.

Online Download

We also provide online downloads via various mobile Internet websites, mobile application stores and mobile Internet portals like Google Play, GetJar and China Mobile application store. These mobile Internet websites promote the download link to our products and help to expand our user base for a fee.

Payment Channels

We collect net revenues from premium mobile Internet services through three payment channels. We provide our users with various payment channels through major wireless carriers and mobile payment service providers in China and overseas, prepaid card distributors and third-party payment processors.

Wireless Carriers and Mobile Payment Service Providers

We collect a significant portion of payments from our users through major China carriers like China Mobile and overseas wireless carriers, such as Taiwan Mobile in Taiwan and Telefonica in Spain, and mobile payment service providers. We cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users, and wireless carriers provide us billing and collection services for a fixed percentage of the total billing. If we cooperate with wireless carriers through mobile payment service providers, we share the revenues with the mobile payment service providers. Our agreements with wireless carriers are generally for a term of one year and we generally renew such agreements when they expire. Our agreements with mobile payment service providers are generally for terms of one to five years and we generally renew these agreements when they expire. See also “Risk Factors—Risks Related to Our Business and Industry—We depend on wireless carriers and mobile payment service providers as well as other third party service providers for the collection of a substantial portion of our revenues, and any loss or deterioration of our relationship with wireless carriers, mobile payment service providers or any of these third-party service providers may result in disruptions to our business operations and the loss of revenues.”

Prepaid Cards

We sell prepaid cards that can be used in activating our services; these cards are sold through distributors online and at various points of sale in China and overseas. These prepaid cards primarily offer monthly, three-month, six-month and twelve-month subscriptions. Users can choose in-app service activation by entering the card serial number and subscribe our services for the stated time periods.

Third-party Payments

We offer a variety of third-party payment options to our subscribers to further diversify payment channels. These third-party payment channels include Alipay in China, Paypal overseas, others like tenpay.com, yeepay.com, zong.com and also UnionPay, credit cards and debit cards in general.

Business and Operation Support System

We believe we are one of the few mobile security and productivity mobile payment service providers that have proprietary business and operation support systems. Since 2007, we have utilized our BOSS to analyze user acquisition channels and to facilitate transaction recordings and invoice generation for our payment channels.

Analyzing User Acquisition Channels

Our BOSS records and stores user acquisition data, including channel mixture, user contribution from each channel, user quality rating, and acquisition cost. The system is designed to detect data anomalies and handle exceptions, simulate operating scenarios and output analysis results in real-time to improve operation efficiency. By analyzing these data, we are able to adjust execution strategies accordingly to maximize user acquisition potentials and optimize user acquisition cost efficiency.

Transaction Recording for Payment Channels

Our BOSS facilitates transaction recording for our payment channels in more than 30 countries. We have a proprietary BOSS interface that can be integrated with all types of payment channel billing systems. The system automatically and accurately records all user transactions in real-time and provides evidence to reconcile billings with our payment channels. Based upon studying user paying behavior, we are able to select suitable payment channels, adjust services pricing policies and launch effective promotional campaigns.

Customer Support

We operate a 24/7 global customer service center with trained professional staff for customer inquiries and technical support. We also have a sophisticated customer service system that is integrated with our BOSS.

We provide multiple support channels, including telephone, fax, SMS, email, instant messenger and online forums, among others, to address inquiries and collect user feedbacks. We also compile and post the most frequently asked questions, solutions and self-trouble-shooting guides on our support webpage. We have deployed 60 customer service hotlines to provide multi-lingual assistance to answer user inquiries and resolve technical issues promptly.

We have a team of highly trained customer service specialists and technology support personnel. We provide regular professional training for our customer service team and adopted a systematic approach to maintain and manage our customer service team so as to assure the quality of service being provided to customers. We use rigorous performance metrics to measure customer service staff performance. Our product teams actively participate in the customer support process to collect user feedbacks, so that our services upgrades address the latest user feedbacks and the newest market trends. We intend to further expand our customer service system to respond to growing user demands in the future.

Our sophisticated customer service system provides our staffs with real-time user profile including, among others, activation information and payment history. This is to ensure that our paid customers always obtain the highest level of customer support. The integration with our BOSS enables us to acquire new users and facilitate payment during the customer support process.

Marketing

We intend to increase consumer brand awareness and preference in China and overseas markets through our marketing efforts.

We believe the most efficient form of marketing is viral marketing. Through continuously improving our service quality and user experience, we rely on our satisfied users to contribute to strong word-of-mouth and recruit new users for our services. In addition to viral marketing, we also intend to build user “stickiness” by delivering high demand services through regular upgrades as well as offering a large selection of free services. With our large user base, we believe that our sophisticated data analysis facilitates our targeted marketing efforts and increases user traction.

In addition, we employ a variety of programs and marketing activities to promote our brand and our services, including:

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SEO and SEM. We utilize various popular search engines and WAP portals in China and overseas markets. We pay for keywords or phrases relevant to our business and services so that users who search for these keywords or phrases will be directed to our website or mobile application download website.

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Application Store and in-App Advertising. We utilize mobile ad networks to advertise our products and services in popular mobile application stores and within other apps. We pay on a CPA basis directed to downloading our mobile applications in these application stores.

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Industry conferences and exhibitions. We regularly attend certain industry conferences and exhibitions, such as the Consumer Electronic Show (CES) in Las Vegas and the Mobile World Congress in Barcelona, to showcase our products and promote our brand.

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Brand advertising on traditional media platform. Starting in the second half of 2011, we launched certain brand advertising campaigns on selected media platforms such as mainstream newspaper and elevator screens in office buildings.

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Loyalty Program. We provide a variety of incentives to our existing customers. Our customers can obtain bonus points and other gifts for promoting services to their social network. We offer VIP subscription status to paying user accounts.

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Social Media and Other Tools. We conduct marketing campaigns and offer special promotional discounts on services from time to time. In addition, we utilize the online community on our website and on popular social networking websites for users to share their usage experience and collect user feedback for our products and services. We also employ other marketing channels to reach existing and potential users.

Research and Development

We believe we have one of the largest research and development teams in the mobile security and productivity services industry in China. As of March 31, 2012, our research and development consisted of 150 engineers and technicians, 23 of whom have master or doctoral degrees. Supervisors in charge of our research and development department have educational backgrounds from leading universities in China and have significant industry experience before joining. We recruit our engineers throughout China and have established various recruiting and training programs with leading universities in China. On September 22, 2011, we announced the opening of the NQ Security Research Center based in Raleigh, North Carolina. The Security Research Center focuses specifically on identifying and monitoring mobile security threats that could impact consumers.

The strength of our research and development program is evidenced by our winning the 2011 Technology Pioneer Award at the Davos World Economic Forum in September 2010 in recognition of the innovative nature of our business and partly for our strength and achievement in research and development. We were one of 31 companies to receive this award for 2011, selected from over 300 applicants nominated through an open nomination process in which the general public as well as members, constituents and collaborators of the World Economic Forum participated. The nominations were considered by a selection committee comprised of top technology and innovation experts from around the world, which included 68 global technology experts, reviewed all nominated companies and made recommendations to the World Economic Forum before the latter reached final decisions on the awards. An important criteria for the award was the innovative nature of the nominee company’s products and the amount of resources the nominee company commits to research and development. Other criteria for the award included potential long-term impact on the way businesses and/or society operates, growth and sustainability, practical applications of the technology that are developed and visionary leadership.

We will continue to devote substantial resources to research and development to improve the performance level of existing services and develop new services. We will continue to launch new products and services for mobile tablets and other Internet-enabled mobile devices. To maintain and strengthen our technology leadership, we will focus resources on three key technologies: mobile security, intelligence services and cloud infrastructure, described as following:

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Mobile Security: We will research and develop more efficient client-side malware-scanning and spam-filtering engines and more powerful cloud-side mobile threat discovery, identification and fast-response technology. We will continue to advance the capabilities, efficiency and functionalities of our proprietary engine technology, including the speed, accuracy and efficiency of our malware scanning engines and intelligent anti-spam SMS engine.

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Intelligence Services: We will enhance technologies in the area of advanced semantic analysis, natural language processing and pattern recognition to provide context-aware services so as to accurately predict user intent and minimize user intervention.

•	Cloud Infrastructure: We will utilize cloud storage and parallel computing technology to provide simultaneous processing capability supporting huge user traffic.

We will also continue to recruit, train, retain and motivate highly trained and qualified research and development staff to maintain our technology advantage. In addition, we will continue to apply for more patents based on our new innovative ideas to afford us intellectual property protection.

Intellectual Property

Our business success has benefited from our continuous efforts on intellectual property protection, including patent, trademark, copyright and trade secrets. We have 59 patent registrations, applications and exclusive licenses in China and oversea, including but not limited to patents covering anti-virus, anti-spam firewall, anti-fishing, contacts managing, agenda managing and parental controls. Some of these patents have been issued and are currently held by us, while others are still pending, and 10 of our patents applications have been filed with the United States Patent and Trademark Office, or USPTO, and claim the benefits of initial patent applications. Some of the intellectual property our company currently uses are held by individuals, all of whom have entered into assignment or exclusive patent licensing agreements with us. We have also made 19 copyright registrations and 19 trademark registrations and applications in China and in the U.S., and have applied with USPTO to register the word “NQ” and related logo as a trademark. In addition, we have registered 59 domain names, including www.NQ.com, our primary operation website, and www.nq.com.

Our business operations substantially rely on the techniques covered by following patents: (1) a patent for the systematic testing of bottleneck links and remaining bandwidth, filed in China in November 2005 and granted in September 2008; (2) a patent on a system and method for detecting and acquiring mobile virus signatures, which was filed in China in November 2005 and granted in August 2008; (3) a patent on a system and method for the fast acquisition of internet information service with a mobile terminal, which was filed in China in September 2007 and granted in April 2011; (4) a patent on a method and system to subscribe, configure and move mobile telephone software service conveniently, which was filed in China in September 2007 and has a corresponding U.S. patent application filed in May 2010; and (5) a patent on a method and system for a self-learning intellectualized short massage firewall for mobile terminals, which was filed in China in December 2009 and has a corresponding PCT application filed in December 2010. The last two patent applications are still pending and undergoing examination by the State Intellectual Property Office of the PRC, or SIPO, and USPTO. According to Article 42 of Chinese Patent Law, each of our granted patents would have a term of twenty years, starting from its application date.

We regard our copyrights, trademarks, trade secrets and similar intellectual property as our core assets, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. All of our research and development personnel have entered into confidentiality and proprietary information agreements or clauses with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs, and technology they develop during their employment with us.

Seasonality

Seasonal fluctuations and industry cyclicality have had minimal effect on our business in the past, and we expect this trend to continue for the foreseeable future.

Competition

The mobile services market in China and globally is competitive. On the mobile security front, we compete directly with (i) domestic PC/mobile security vendors such as Qihoo 360, Tencent and Kingsoft, (ii) overseas security software providers such as Avast, Symantec, McAfee, AVG, Trend Micro, F-Secure and Kaspersky, and (iii) other emerging companies offering mobile security products, such as Lookout. While we have focused on providing mobile security services since the founding of our company, most of our competitors are traditional PC anti-virus providers who recently entered into the mobile security market. On the mobile productivity front, we compete with services such as Apple MobileMe and LocationMe, although we are not in direct competition with them because we are manufacturer-neutral and platform neutral, whereas products and services such as Apple MobileMe are largely limited by platform or mobile device manufacturer.

Employees

We compete primarily on the basis of user base, services portfolio, technology know-how, research and development capabilities as well as relationships with key players in the mobile ecosystem, such as wireless carriers, handset manufacturers, chipmakers, distributors and retailers and third-party payment processors. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Business and Industry—We may face increasing competition, which could reduce our market share and materially and adversely affect our business and results of operations.”

We had 321, 378 and 387 employees as of December 31, 2009, 2010 and 2011, respectively, and 361 employees as of March 31, 2012. The following table sets forth the number of our employees by function as of March 31, 2012:

Operating Division	Number of Employees	Percentage of Total
General and administration	57	16%
Research and development	150	41%
Operations	85	24%
Business development	69	19%

Total	361	100%

We invest significant resources in the recruitment, retention, training and development of our employees. We hire our employees through various channels, including word-of-mouth referrals, on-campus recruiting programs, professional headhunters and job search websites. At the time a new employee is hired, we offer introductory training during the trial period which typically lasts three months. We offer internal continuing education training programs for our employees on a variety of topics, including (i) general training on topics like time management and general business communication, (ii) training specific to each of their professional positions, such as training regarding sales strategies and project management, and (iii) management-level training, including training on employee motivation, delegation of authority and stress management. We also offer employees outside training opportunities on an as-needed basis.

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages, and we have generally been able to attract and retain qualified personnel and maintain a stable core management team. Through a combination of short-term performance evaluation and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce.

Compensation for our full-time employees typically consists of base salary, additional pay determined in accordance with employee seniority and other subsidies. In addition, based on our results of operations, we may award discretionary bonuses to our employees. Our employees are also eligible for equity incentives. For more information on the terms of our share option plans, see “Management—Share Incentive Plans.”

Substantially all of our employees are based in the PRC. In accordance with PRC laws, our full-time employees in China participate in various employee benefit plans including pension, medical benefit plans as well as various types of general social insurance required by the relevant PRC laws and regulations, including unemployment insurance, and commercial insurance covering certain worked-related injuries and complementary medical expenses for all of our employees.

We believe that we maintain a good working relationship with our employees and we have not experienced any business interruptions due to labor disputes. For a description of the employment agreement we signed with some members of our senior management, see “Management—Employment Agreements.”

Insurance

Consistent with customary industry practice in China, we do not maintain specific business interruption insurance or real property insurance, although we do maintain a directors, officers and company liability insurance policy for the protection of our company and our directors and officers. Uninsured damage to any of our equipment or buildings or a significant product liability claim could have a material adverse effect on our results of operations. See “Risk Factors—Risks Related to Our Business and Industry—We have limited business insurance coverage, which could expose us to substantial costs and diversion of resources that in turn may have an adverse effect on our results of operations and financial condition.”

Legal Proceedings

From time to time, we may be subject to various claims or legal, arbitral or administrative proceedings that arise in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which in the opinion of our management is likely to have a material adverse effect on our business, financial condition or results of operations. See “Risk Factors—Risks Related to Our Business and Industry—Our results of operations, financial performance and business may be adversely affected by potential intellectual property rights infringement claims against us.”

REGULATION

Overview

The PRC government has imposed extensive and stringent measures to regulate the telecommunications and software development industries. The State Council of the PRC, or the State Council, the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry, or the MII), and other relevant authorities in the PRC have issued various regulations with respect to the telecommunications and software development industries. This section summarizes the principal PRC laws and regulations relevant to our business and operations.

Regulation on the Telecommunications Industry

Types of Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of the PRC, or the Regulations on Telecommunications, which became effective on September 25, 2000 and which regulates the telecommunications industry and other related activities and services within the PRC. The MIIT regulates the telecommunications industry on a national level while the provincial-level communications administrative bureaus, or the CABs, supervise and regulate the telecommunications industry in their respective administrative regions. The Regulations on Telecommunications classifies telecommunications services into two main categories: (1) core telecommunications services and (2) value-added telecommunications services, and further divides each main category into several sub-categories. According to the Catalog for Classification of Telecommunications Businesses, which became effective on April 1, 2003, our business operates under the provision of information services through mobile networks and the Internet, thus fitting into the category of value-added telecommunications services.

Value-added Telecommunications Services

Providers of value-added telecommunications services in the PRC are subject to examination and approval from, and require licenses issued by, the MIIT or the relevant CABs. Pursuant to the Regulation on Telecommunications, to provide value-added telecommunications services in more than two provinces, autonomous regions or centrally administered municipalities, the mobile payment service provider shall obtain the Transregional Value-added Telecommunication Business Operation License from the MIIT; to provide value-added telecommunications services within one province, autonomous region or centrally administered municipality, the mobile payment service provider shall obtain the Value-Added Telecommunication Business Operation License from relevant CABs. On March 1, 2009, the MIIT issued the Administrative Measures for Licensing of Telecommunications Business Operations which set forth the basic requirements for a license to provide value-added telecommunications services in the PRC. Such requirements mainly include the following:

•	the applicant is a duly incorporated company;

•	the applicant has necessary funds and professional staff suitable for its business activities;

•	the applicant has the reputation or capability of providing customers with long-term services;

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to operate value-added telecommunications services business across multiple provinces, autonomous regions or centrally administered municipalities, the applicant shall have a minimum registered capital of RMB10,000,000; to operate value-added telecommunications services business within a single province, autonomous region or centrally administered municipality, the applicant shall have a minimum registered capital of RMB1,000,000;

•	the applicant has necessary premises, facilities and technical scheme; and

•	the applicant and its major capital contributors and business managers have no record of violating rules on telecommunication supervision and administration during the past three years.

Short Message Services

On April 15, 2004, the MII issued the Notice on Certain Issues Regarding Regulating Short Message Services which specifies that only those telecommunications services providers that hold specific short message service licenses may provide such services in the PRC. The notice also requires short message services providers to censor the contents of short messages, to automatically collect information such as the time that short messages are sent and received and the telephone numbers or codes of the sending and receiving terminals and to keep such records for five months within the time each short message is delivered.

Telecommunications Networks Code Number Resources

On January 29, 2003, the MII issued the Administrative Measures on Telecommunications Networks Code Number Resources to administer the code number resources including mobile communications network code number. According to the administrative measures, the entity shall apply to the MII for a code number to be used in the inter-provincial operations and shall apply to the relevant CAB for a separate code number for intra-provincial operations. The administrative measures specify the qualifications for a code number, required application materials and application procedures.

Specifications for Telecommunications Services

On March 13, 2005, the MII issued the Specifications for Telecommunications Services specifying the telecommunications service qualities to which all telecommunications mobile payment service providers in the PRC should conform. It also requires all telecommunications services providers to establish a sound service quality management system and make periodical reports to the relevant telecommunications authorities.

Foreign Investments in Value-added Telecommunications Services Industry

Foreign direct investment in telecommunications services industry in China is regulated under Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations. The FITE Regulations were issued by the State Council on December 11, 2001 and amended by the State Council on September 10, 2008. According to the FITE Regulations, foreign investors’ ultimate equity interests in any entity providing value-added telecommunications services in the PRC may not exceed 50%. A foreign investor must demonstrate a good track record and prior experience in providing value-added telecommunications services outside the PRC prior to acquiring any equity interest in any value-added telecommunications services business in the PRC.

On July 13 2006, the MII issued the Notice Regarding Strengthening the Administration of Foreign Investment in Operating Value-Added Telecommunications Businesses, or the MII Notice, which prohibits value-added telecommunications services operation license holders, including Trans-regional Value-added Telecommunications Services Operation License and Telecommunications Value-added Services Operation License holders, from leasing, transferring or selling their licenses to any foreign investors in any manner, or providing any resources, premises or facilities to any foreign investors for illegal operation of telecommunications services business in the PRC. The MII Notice also requires that, (1) value-added telecommunications services operation license holders or their shareholders must directly own the domain names and trademarks used by such license holders in their daily operations; (2) each license holder must have necessary facilities for its approved business operations and maintain such facilities in the regions specified by its license; and (3) all value-added telecommunications mobile payment service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MII Notice and fails to remedy such non-compliance within a designated period, the MIIT or relevant CABs may take administrative actions against such license holder, including revocation of their valued-added telecommunications services operation licenses. We provide our services through our controlled affiliated entity that own Value-added Telecommunications Services Operation Licenses. We believe our controlled affiliated entity is in compliance with the MII Notice.

Regulations Concerning the Software Development Industry

Software Products

On March 1, 2009, the MIIT issued the Administrative Measures for Software Products, or the Measures for Software Products, to regulate the development, production, sale, and import and export of software products, including computer software, software embedded in information systems and equipments, and computer software provided in conjunction with other information or technology services. Any entity or individual shall not develop, produce, sell and import or export any software product which infringes upon the intellectual property rights of third parties, contains computer viruses, endangers computer system security, is not in compliance with the software standard specification of the PRC, or contains contents prohibited under PRC laws and regulations. To that end, for any software products and services, the Measures for Software Products require registration and filing with the provincial level software registration institutions authorized to accept and review software products registration applications. Once accepted for review, the software product registration application shall be filed with and publicly announced by the MIIT, and if no objection is received within a seven-working-day publication period, a software registration number and a software product registration certificate will be granted. A software registration certificate is valid for five years and may be renewed upon expiration.

Software Enterprises

A PRC enterprise that develops one or more software products and meets the s Certifying Standards and Administrative Measures for Software Enterprises (Proposed), promulgated by the MII, Ministry of Education, Ministry of Science and Technology and the State Administration of Taxation, or the SAT on October 16, 2000, can be certified as a “software enterprise.” The certification standards for software enterprises include the following:

•	the applicant shall be an enterprise established in PRC which engages in the business of computer software development and production, system integration, application service, etc.;

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the enterprise develops one or more software products or possesses one or more intellectual property rights of software products, or provides technical services such as computer information system integration that has passed qualification and grade certification;

•	the proportion of technical staff in the work of software development and technical service shall be no less than 50% of the total staff in the enterprise;

•	the applicant shall possess relevant technical equipments and premises necessary for developing software and providing relevant services;

•	the applicant shall possess methods and ability to safeguard the qualify of the software products and the technical services;

•	the development fund for software technique and products shall be above 8% of the enterprise’s annual software income; and

•	the annual sale income of software shall be more than 35% of the total annual income of the enterprise, with the income of self-developed software more than 50% of the software sales income;

•	the enterprise has clearly-established ownership, standardized management and complies with disciplines and laws.

Enterprises that qualified as “software enterprises” are entitled to certain preferential treatments in the PRC. According to the Circular on Relevant Policies for Encouraging the Development of the Software and Integrate Circuit Industries (Circular No. 25) (2000) by the Ministry of Finance, the General Administration Customs of the PRC and the State Administration of Taxation, or the SAT, newly-established software manufacturing enterprises (i.e. those established after July 1, 2000) may be exempt from income tax in the first two years of profitability and enjoy 50% income taxes reduction for the next three years, such policy is known as the “Two Free, Three Half” preferential policy. According to the Circular on Relevant Policies for Further Encouraging the

Development of the Software and Integrate Circuit Industries (Circular No. 27) (2012) by the Ministry of Finance, a revised and updated provision on Circular No. 25, the enterprise who enjoyed the preferential policy under Circular No. 25 before December 31, 2010 can keep on enjoying the preferential policy until the expiration of original period limit. On February 22, 2008, the Ministry of Finance and SAT promulgated the Notice on Several Preferential Policies in Respect of Corporate Income Tax, or the Notice 2008 No. 1, which reiterated that a software production enterprise newly established within China may, upon certification, enjoy the Two Free, Three Half preferential treatment. On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Corporate Income Tax, which states that, the software production enterprises and the integrated circuit production enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on the corporate income tax reductions and exemptions within specified periods as provided in the Notice 2008 No. 1. An enterprise which became profitable in or before 2007 and started enjoying the corporate income tax reductions and exemptions within specified periods may continue to enjoy the relevant preferential treatment from 2008 until the expiration of the specified periods.

Regulations on Special Products for Computer Information System Safety

The manufacture and the sale of special products for computer information system safety are mainly regulated by the Protection Regulations for Computer Information System Safety of the PRC, which was promulgated by the State Council and become effective as of February 18, 1994 and the Administrative Measures for Inspection and Sales License of Special Products for Computer Information System Safety, which was promulgated by the Ministry of Public Security and became effective as of December 12, 1997. Pursuant to relevant articles in these laws and regulations, the manufacturer of special products for computer information system safety shall apply for a sales license for special products for computer information system safety before such products entering into the market and tag the mark of “Sales Permit” on a fixed place of such products. No individual or entity is allowed to sell special products for the computer information system safety without a mark of “Sales Permit.”

Foreign Investments in Software Development Industry

According to the Catalogue of Industries for Guiding Foreign Investment amended in 2007, foreign investment is encouraged in the software development and production sector. As such, there are no restrictions on foreign investment in the software development industry in the PRC aside from business licenses and other permits that every software development entity in the PRC must obtain.

Regulations on Internet Domain Name and Content

Internet Domain Name

Internet domain names in the PRC are regulated by the Administrative Measures on the PRC Internet Domain Name, which were promulgated by the MII and which came into effect on December 20, 2004, and the Implementation Rules of Registration of Domain Name, which were promulgated by PRC’s domain name registrar, China Internet Network Information Center, or CNNIC and which came into effect on December 1, 2002. Domain name service organizations accept applications for network domain names; successful applicants become holders of the registered domain names after registration. A holder needs to pay operation fees on time to keep the registered domain names, otherwise the domain name registrar may revoke the domain names. In case there is any changes to the registration information of a domain name, the holder shall file the changes with the domain name registrar within 30 days after such changes. The CNNIC is responsible for the administration of .cn domain names and domain names in Chinese language. Disputes in respect of domain names are regulated by the Measures on Resolution of Disputes regarding Domain Names which were issued by CNNIC and revised on February 14, 2006, and shall be settled by organizations approved by the CNNIC.

Content of Internet Information

Provision of Internet information services in the PRC is regulated by the Administrative Measures on Internet Information Services adopted by the State Council on September 20, 2000. According to these measures, provision of Internet information services regarding news, publication, education, medical and health care, pharmacy and medical appliances are subject to examination, approval and regulation by relevant authorities responsible for regulating these sectors. Internet content providers are not allowed to provide services beyond the scope of licensed or registered. The measures also provide a list of prohibited contents on the Internet. Internet information service providers are required to monitor and censor the information on their websites, and when prohibited content is found, they shall terminate the transmission immediately, keep the relevant record and report immediately to relevant authorities.

According to these measures and the Administrative Measures for the Licensing of Telecommunication Business Operations issued by Ministry of Industry and Information Technology and effected on April 10, 2009, commercial Internet information service providers must obtain a License for Internet Content Providers, or ICP license, in order to engage in such business. Moreover, provision of ICP services in multiple provinces, autonomous regions and centrally administered municipalities may require a trans-regional ICP license. Moreover, provision of ICP services in more than one province, autonomous region or centrally administered municipality may require a trans-regional ICP license.

On November 6, 2000, the MII issued the Regulations for the Administration of Internet Electronic Notice Services to regulate the provision of information via Internet in the form of, among others, electronic bulletin boards, electronic whiteboards, electronic forums, Internet chat-rooms and message boards. The Internet electronic bulletin service providers are required to record the content and time of information released, the website or domain name in the electronic bulletin system, keep such records for at least 60 days, and to provide such information to the relevant authorities upon request.

Regulations on Technology Export

The Technology Import and Export Administrative Regulations of the PRC promulgated by the State Council on December 10, 2001 and the Regulations for the Implementation of the Trademark Law of PRC which came into effect in 2002, with effect from September 15, 2002, requires approval of imports and exports of restricted technology, and registration of contracts to import or export unrestricted technology. Software is part of the technology governed by this regime. To implement this requirement, the Administrative Measures for Registration of Technology Import and Export Contracts, or the Registration Measures, was promulgated by the Ministry of Commerce, and become effective on March 1, 2009; the Administrative Measures on Prohibited and Restricted Technology Exports, or the Technology Export Measures was jointly promulgated by the Ministry of Commerce and the Ministry for Science and Technology and become effective on May 20, 2009, and the Administrative Measures on Prohibited and Restricted Technology Imports, or the Technology Import Measures was promulgated by the Ministry of Commerce and become effective on March 1, 2009. Pursuant to these regulations, the technology within the prohibited list for import and/or export shall not be imported and/or exported, permit for import and/or export shall be obtained by the importer and/or exporter if the technology to be imported and/or exported are listed within the restricted list for import and/or export. For any import or export technology, the relevant department of commerce is responsible for the registration of contracts for such technology import or export.

Regulations on Intellectual Property Rights

Trademarks

Registered trademarks in the PRC are protected by the Trademark Law of the PRC which came into effect in 1982 and was revised in 1993 and 2001 and the Regulations for the Implementation of Trademark Law of PRC which came into effect in 2002. A trademark can be registered in the PRC with the Trademark Office under the State Administration for Industry and Commerce, or the SAIC. The protection period for a registered trademark in the PRC is ten years starting from the date of registration and may be renewed if an application for renewal is filed within six months prior to expiration.

Copyright

Copyright in the PRC is protected by the Copyright Law of the PRC which was promulgated in 1990 and revised in 2001 and February 2010 and the Regulation for the Implementation of the Copyright Law of the PRC which came into effect in September 2002. Under the revised Copyright Law, copyright protections have been extended to information network and products transmitted on information network. Copyrights are reserved by the author, unless specified otherwise by the laws. According to Article 16 of the Copyright Law, if a work constitutes “work for hire”, the employer, instead of the employee, is considered the legal author of the work and will enjoy the copyrights of such “work for hire” other than rights of authorship. “Works for hire” include, (1) drawings of engineering designs and product designs, maps, computer software and other works for hire, which are created mainly with the materials and technical resources of the legal entity or organization with responsibilities being assumed by such legal entity or organization; (2) those works the copyrights of which are, in accordance with the laws or administrative regulations or under contractual arrangements, enjoyed by a legal entity or organization. The actual creator may enjoy the rights of authorship of such “work for hire.”

A copyright owner may transfer its copyrights to others or permit others to use its copyrighted works. Use of copyrighted works of others generally requires a licensing contract with the copyright owner. The protection period for copyrights in the PRC varies, with 50 years as the minimum. The protection period for a “work for hire” where a legal entity or organization owns the copyright (except for the right of authorship) is 50 years, expiring on December 31 of the fiftieth year after the first publication of such work.

Measures for the Registration of Computer Software Copyright

In China, holders of computer software copyrights enjoy protections under the Copyright Law. China’s State Council and the State Copyright Administration have promulgated various regulations relating to the protection of software copyrights in China. Under these regulations, computer software that is independently developed and exists in a physical form is protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights, exclusive licensing and transfer contracts with the Copyright Protection Center of China (previously, the State Copyright Administration) or its local branches is encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registered copyrights holders. For example, the registration certificate is proof of protection.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends in foreign-invested enterprises include the Foreign-invested Enterprise Law promulgated by the Standing Committee of the National People’s Congress, as amended on October 31, 2000, and the Implementation Rules of the Foreign-invested Enterprise Law issued by the State Council, as amended on April 12, 2001.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective net profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. Foreign-invested enterprises are not allowed to distribute profits until deficits of previous fiscal years have been made up.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, as long as true and lawful transaction basis is provided, but not for capital account items, such as capital transfer, direct investments, loans, repatriation of investments, investments in securities and derivatives outside of the PRC, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by the SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involve the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals must be transacted upon approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE promulgated the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, or Circular 78. Under Circular 78, PRC citizens who participate in stock incentive plans or equity compensation plans by an overseas publicly listed company are required to engage a PRC agent through the PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, the SAFE.

Regulations on Offshore Financing

On October 21, 2005, the SAFE issued Relevant Issues Concerning Foreign Exchange Control on Domestic Residents ‘ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, which became effective as of November 1, 2005. Under Circular 75, PRC residents, who use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, are required to register with local SAFE branches with respect to their overseas investments in offshore companies. PRC residents are also required to file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in the PRC to guarantee offshore obligations.

Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant onshore company, including higher requirement for registered capital, restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. Under relevant regulations, our PRC resident founders are required to register their investments in our company with the SAFE.

Regulations on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely the Ministry of Commerce, the State Assets Supervision and Administration Commission, the SAT, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, as amended on June 22, 2009, purports to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the CSRC approval prior to publicly listing their securities on an overseas stock exchange, among others.

On December 14, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and the approval process may take several months to complete.

While the application of the M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, Jincheng Tongda & Neal, that CSRC approval is not required in the context of this offering because (i) we established our PRC subsidiary by means of direct investment other than by merger or acquisition of the equity or assets of PRC domestic companies and (ii) there is no provision in the M&A Rule that classifies contractual arrangements described in “Our Corporate Structure” and “Related Party Transactions—Contractual Arrangements” as a merger and acquisition transaction falling under the M&A Rule. However, following the State Council’s decision to establish the security review system for foreign mergers and acquisitions of domestic enterprises on February 3, 2011, the Ministry of Commerce, on August 25, 2011, promulgated the Regulations on Implementing of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which specifically prohibits foreign investors from using contractual control to circumvent the aforesaid security review. Although at the present stage the Regulations issued by the Ministry of Commerce cannot be regarded as a valid basis for the interpretation of the M&A Rule, substantial uncertainties still exist as to how the M&A Rule will be interpreted and implemented and the opinions of our PRC counsel summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rule. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering or if CSRC or any other PRC government authorities promulgates any interpretation or implementing rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face actions or sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, and on the trading price of our American depositary shares, or ADSs, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

Tax Regulations

On March 16, 2007, the PRC National People’s Congress, the Chinese legislature, passed the Corporate Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations of the Corporate Income Tax Law, both of which became effective on January 1, 2008. The Corporate Income Tax Law and its Implementation Regulations, or the New CIT Law, applies a uniform 25% corporate income tax rate to both foreign-invested enterprises and domestic enterprises. Pursuant to the Notice of the State Council Regarding the Implementation of Transitional Preferential Policies for Corporate Income Taxes issued on December 26, 2007, enterprises established prior to March 16, 2007, eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the New CIT Law rate over a five-year transition period starting from the date of effectiveness of the New CIT Law. In addition, certain enterprises may still benefit from income tax exemptions and reductions under the new tax law if they meet the definition of a “software enterprise”, or a preferential tax rate of 15% under the new tax law if they meet the definition of “high and new technology enterprises.”

Furthermore, under the New CIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.”

The New CIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate, as long as the Hong Kong holding company holds at least 25% of the equity interest of a PRC foreign-invested enterprise. The ultimate withholding tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. The State Administration of Taxation promulgated the Notice on How to Understand and Determine the “Beneficial Owners” in Tax Treaties on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant treaty benefits and is the beneficial owner of such dividends under Circular 601.

Labor Protection

Pursuant to the Employment Contracts Law of the People’s Republic of China, or ECL, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and became effective on January 1, 2008 and the Implementing Regulations of the PRC Employment Contracts Law promulgated and effective on September 18, 2008, an employer establishes an employment relationship with an employee from the date when the employee is put to work, and a written employment contract shall be entered into on this same day. If an employment relationship has already been established with an employee but no written employment contract has been entered into simultaneously, a written employment contract shall be entered into within one month from the date the employee commences work. If an employer fails to enter into a written employment contract with an employee for more than one month but less than one year as of the date on which the employment commences, it shall pay the employee twice his/her salary for each month of that period and rectify the situation by subsequently entering into a written employment contract with the employee. If the employee refuses to enter into the written contract with the employer, the employer shall issue a written notice to the employee to rescind the employment relationship, and pay severance to the employee in accordance with relevant provisions of the ECL.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Henry Yu Lin, Ph.D	35	Chairman, Co-Chief Executive Officer

Omar Sharif Khan	37	Director, Co-Chief Executive Officer

Vincent Wenyong Shi, Ph.D	34	Director, Chief Operating Officer

Xu Zhou	43	Director

James Ding	46	Independent Director

Jun Zhang	47	Independent Director

Ying Han	57	Independent Director

William Tiewei Li	48	Independent Director

Xiuming Tao	48	Independent Director

Zemin Xu	48	President

Suhai Ji	35	Chief Financial Officer

Bingshi Zhang	46	Vice President, Finance & HR

Will Yiwei Jiang	34	Vice President, Strategy

Dr. Henry Yu Lin is a founder of our company. Dr. Lin has served as our chairman and chief architect since our inception in October 2005. Dr. Lin served as our chief executive officer from our inception in October 2005 to January 2012 and has been our co-chief executive officer since January 2012. Dr. Lin is responsible for our overall strategic leadership and product planning. From 2004 to 2005, Dr. Lin served as an associate professor at Beijing University of Posts and Telecommunications. Dr. Lin received his dual bachelor’s degrees in telecommunication engineering and mechanical electrical engineering, and a Ph.D degree in communication and information systems from Beijing University of Posts and Telecommunications.

Omar Sharif Khan has served as our co-chief executive officer since January 2012 and our director since May 2012. Mr. Khan focuses on the global expansion of our business into markets such as North America, Latin America, Europe, Japan, Korea and India. He joined us from Citigroup, where he was Managing Director & Global Head of the Mobile Center of Excellence and led the Citigroup’s mobile development and delivery efforts globally from July 2011 to January 2012. Prior to that, from 2008 to 2011, Mr. Khan served in multiple senior executive roles at Samsung Mobile. During this tenure, he served as Chief Strategy Officer and the Chief Product & Technology officer and was responsible for Samsung Mobile’s strategy, product, technology, content and services functions. Prior to joining Samsung, Mr. Khan spent eight years at Motorola from 2000 to 2008, where his last role was Vice President, Global Supply Chain and Business Operations for the Mobile Devices Business. Mr. Khan holds bachelor’s and master’s degrees in electrical engineering from the Massachusetts Institute of Technology. He also completed his graduate work in conjunction with the Sloan School of Management in the field of System Dynamics.

Dr. Vincent Wenyong Shi is a founder of our company. Dr. Shi has served as our director since January 2011, and our chief operating officer since our inception in October 2005. He is responsible for the operations of our company, including management of business operations, channel development, online business development and customer support. Dr. Shi received a Ph.D and a master’s degree in geographic information system and a bachelor’s degree in computer science from Peking University.

Xu Zhou is a founder of our company. Mr. Zhou has served as our director since June 2007. Before joining our company, Mr. Zhou served as the president of Beijing Chineseall Culture Development Co., Ltd. from 2006 to 2007, and served as the chairman of the board of directors and chief executive officer of Beijing Polywin Technology Co., Ltd. from 2005 to 2006. Mr. Zhou received an Executive MBA degree from China Europe International Business School, and a bachelor’s degree from China Management Software Institute.

James Ding has served as our director since June 2007. Mr. Ding was appointed as our independent director in April 2012. Mr. Ding is also a general partner and managing director of the GSR Venture, LLP., a venture capital fund focusing on early stage technology companies in China. He also has served as the independent director of Baidu Inc., the leading Chinese language search engine listed on the Nasdaq Global Select Market, since August 2005. In 1993, Mr. Ding co-founded AsianInfo-Linkage, Inc., or AILK, a Nasdaq-listed company. He has served as the chairman of the board of directors of AILK since April 2003 and has served as a member of the board of AILK since its inception. He was AILK’s chief executive officer and president from May 1999 to April 2003. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University. Mr. Ding is also a graduate of the executive program of Haas Business School at University of California, Berkeley.

Jun Zhang has served as our director since June 2007. Mr. Zhang was appointed as our independent director in January 2011. Mr. Zhang has also served as the vice president of Beijing Beida Jade Bird Group and the president of Beijing Beida Jade Bird New Energy Technology Co., Limited since 2001, and the president of Chengdu Shengbang Information Technology Co., Limited since 2010. Mr. Zhang received a bachelor’s degree from Peking University.

Ying Han has served as our independent director since January 2011. Ms. Han was the chief financial officer and executive vice president of AILK, a NASDAQ listed company, from 1998 to 2006. From 1988 to 1998, Ms. Han worked for Hewlett Packard China as chief controller, business development director and finance manager. Since 2008, Ms. Han has been an independent director of Wuxi PharmaTech (Cayman) Inc., a NYSE-listed company, and a financial adviser of Warburg Pincus. Ms. Han received a college degree from the International Accounting College of Xiamen University in China.

William Tiewei Li has served as our independent director since May 2012. Mr. Li has served as the general manager of Beijing Zhongchuang Telecom Test Co,. Ltd., or Beijing Zhongchuang, a company listed on Shanghai Stock Exchange, since 2001. Prior to that, Mr. Li held multiple positions of Beijing Zhongchuang from December 1998 to 2001, including assistant of general manager and financial director. Prior to joining Beijing Zhongchuang, Mr. Li worked for World Capital Market (US) Investment Co., Ltd., or World Capital Market, from October 1997 to November 1998, during which he set up the Beijing representative office and served as the chief representative. Mr. Li joined World Capital Market from Jardin Fleming Securities Ltd. where he was mainly responsible for business related to B-shares and overseas listing from May 1996 to October 1997. Mr. Li holds a bachelor’s degree in engineering from Changchun University of Technology in China, a master’s degree in economics from Renmin University of China, and an MBA degree from the University of Edinburgh.

Xiuming Tao has served as our independent director since May 2012. Mr. Tao is a founding partner of JunZeJun Law Offices, where he has worked since 1995, and obtained multiple awards for his work in the legal field in China. Prior to that, Mr. Tao worked for the International Law Department of the Institute of Law of Chinese Academy of Social Sciences from 1992 to 1994 and worked at Tian Ping Law Office from 1989 to 1992. Mr. Tao holds a bachelor’s degree in law from the Law School of Jilin University, a master’s degree in law from the Graduate School of Chinese Academy of Social Sciences. In addition, Mr. Tao received a Ph.D degree from the Law School of University of International Business and Economics in China in 2007.

Zemin Xu has served as our president since December 2010. From January 2007 to November 2010, Mr. Xu was the vice president and the business development and strategic marketing general manager of AsiaInfo-linkage, Inc., a NASDAQ listed company. Prior to that, Mr. Xu worked at Internet Security One (China) Co., Ltd., where he served as the chief operating officer and the executive vice president in charge of day-to-day operations from March 2005 to November 2006. Before joining Internet Security One (China) Co., Ltd., Mr. Xu served multiple positions with business and management functions in the posts and telecommunications sector in Tianjin for over ten years. Mr. Xu received an MBA degree from the Business School of Nanyang Technological University in Singapore. Mr. Xu has also served as a member of the audit committee, strategy and development committee, compensation committee and evaluation committee of Hengxin Mobile Business Co., Ltd., a company listed on Shenzhen Stock Exchange, since January 2012.

Suhai Ji is the chief financial officer of our company. Mr. Ji has served as our chief financial officer since November 2010. From June 2009 to November 2010, Mr. Ji was a director in the NYSE Beijing Representative Office where he was responsible for the business development of NYSE in China. From 2005 to 2009, Mr. Ji worked as an associate and vice president in investment banking at Deutsche Bank AG, Hong Kong Branch. Prior to that, Mr. Ji was a management consultant at A.T. Kearney Beijing Office from 2003 to 2005. Mr. Ji received a bachelor’s degree in economics and a master’s degree in international economics and finance from Brandeis University, as well as an MBA degree in finance from Columbia Business School.

Bingshi Zhang has served as our vice president of finance since July 2010 and vice president of human resources since August 2011. From 2006 to 2009, Ms. Zhang worked at Net Movie Limited Company in various capacities, including as financial controller and vice president of finance. Before 2006, Ms. Zhang was a core member of the management team of China Finance Online Co. Ltd., a company listed on the Nasdaq Global Market, for five years, and she had extensive work experience related to Section 404 of the Sarbanes-Oxley Act of 2002. Ms. Zhang graduated from Renmin University of China with a bachelor’s degree in accounting.

Will Yiwei Jiang has served as our vice president of strategy since September 2010. Prior to joining us, Mr. Jiang was responsible for the overall strategy and business development at Dell Greater China Small and Medium Business Unit from 2008 through 2010. Before that, Mr. Jiang was a representative at Research in Motion China office from 2006 through 2008. Mr. Jiang received a bachelor’s degree in applied science with concentration on electrical engineering from the University of Waterloo in Canada.

Our board of directors currently consists of nine directors, including five independent directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Ying Han, Mr. Jun Zhang and Mr. William Tiewei Li. Mr. William Tiewei Li became a member of our audit committee in May 2012, replacing Mr. Xu Zhou. Ms. Ying Han is the chairman of our audit committee. Each of Ms. Ying Han, Mr. Jun Zhang and Mr. William Tiewei Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for the following, among others:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee. Our compensation committee consists of Mr. Jun Zhang, Ms. Ying Han and Mr. Xiuming Tao. Mr. Xiuming Tao became a member of our compensation committee in May 2012, replacing Mr. Weiguo Zhao. Mr. Zhang is the chairman of our compensation committee. Each of Mr. Zhang, Ms. Han and Mr. Tao satisfies the “independence” requirements of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our co-chief executive officers may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, the following, among others:

•	reviewing and approving the total compensation package for our co-chief executive officers;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. James Ding, Mr. Jun Zhang and Ms. Ying Han, and is chaired by Mr. James Ding. Each of Mr. Ding, Mr. Zhang and Ms. Han satisfies the “independence” requirements of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for the following actions, among others:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

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advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of the Company. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with each of our executive officers. In general, we may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause by one-month/30 days prior written notice. An executive officer may terminate his or her employment with us by one-month/30 days prior written notice for certain reasons, in which case the executive officer is entitled to the same severance benefits as in the situation of termination by us without cause.

Our executive officers have also agreed not to engage in any activities that compete with us, or to directly or indirectly solicit the services of our employees, during the term of the employment. Each executive officer has agreed to hold in strict confidence any of our confidential information or trade secrets. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities with respect to our company as well as all of our material corporate and business policies and procedures.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2011, we paid an aggregate of approximately $0.6 million in cash to our executive officers. We also paid an aggregate of approximately $0.05 million in cash compensation and granted options to purchase 20,000 common shares to our non-executive directors in 2011. For the fiscal year ended December 31, 2011, our PRC subsidiary made contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits as required by law. We did not set aside or accrue any pension or other retirement benefits for our named executive officers and directors for the fiscal year ended December 31, 2011.

For share incentive grants to our officers and directors, see “—Share Incentive Plans.”

Share Incentive Plans

We have adopted two share incentive plans, the 2007 Global Share Plan and the 2011 Share Plan. The purpose of these two share incentive plans is to motivate, retain and attract certain officers, employees, directors and other eligible persons by linking their personal interests with those of our shareholders and with the success of our business.

The 2011 Share Plan

Under the 2011 Share Plan, the maximum number of shares which may be issued pursuant to all awards under the plan shall be 13,000,000 plus an annual increase on the first day of each fiscal year, beginning in 2012, equal to the result of 13,000,000 minus the total number of shares underlying the options or other awards granted in the preceding year that remain outstanding, or such lesser amount of shares as determined by the board. As of the date of this prospectus, options to purchase 8,613,500 common shares, 1,075,000 restricted shares and 2,000,000 restricted ADSs have been granted and were outstanding under the 2011 Share Plan.

Pursuant to an employment agreement we entered into with Mr. Omar Sharif Khan, we granted 2,000,000 Restricted ADSs to Mr. Khan in January 2012. Of these restricted ADSs, 300,000 Restricted ADSs shall vest on the first anniversary of the employment commencement date, an additional 25,000 Restricted ADSs shall vest on the last day of each of the 36 months thereafter, and the remaining 800,000 Restricted ADSs shall vest over the four years from 2012 through 2015, conditional upon the achievement of certain performance goals. In May 2012, we amended the employment agreement with Mr. Khan to grant him an additional 1,800,000 Restricted ADSs in lieu of his agreement to give up 15% interest in NQ Global that we previously agreed to grant to him under the employment agreement. 700,000 of the Restricted ADSs will start vesting from the first anniversary of his employment commencement date, with a portion vesting every month for the 36 months thereafter. The remaining 1,100,000 Restricted ADSs will vest upon achievement of certain performance milestones from 2012 through 2015.

The following paragraphs summarize the terms of the 2011 Share Plan.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the 2011 Share Plan.

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Options. Options provide for the right to purchase a specified number of our Class A Common Shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our Class A Common Shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting consequences, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

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Restricted Shares. A restricted share award is the grant of our Class A Common Shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

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Restricted Share Units. Restricted share units represent the right to receive our Class A Common Shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then subject to the discretion of the plan administrator, we shall pay the holder in the form of cash or unrestricted Class A Common Shares or a combination of both after the last day of the restriction period as specified in the award agreement.

Plan Administration. The plan administrator is our board or a committee of one or more members of our board.

Award Agreement. Options, restricted shares, or restricted share units granted under the plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.

Option Exercise Price. The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or the rules of any exchange on which our securities are listed, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility. We may grant awards to our employees, directors, consultants, and advisers or those of any related entities.

Term of the Awards. The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed ten years from the grant date. As for the restricted shares and restricted share units, the plan administrator shall determine and specify the period of restriction in the award agreement.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Awards for options, restricted shares or restricted share units may not be transferred in any manner by the award holder and may be exercised only by such holders, subject to limited exceptions. Restricted shares and restricted share units may not be transferred during the period of restriction.

Termination of Employment or Service. In the event that an award recipient ceases employment with us or ceases to provide services to us, any unvested options will automatically terminate and any vested options will generally terminate after a period of time following the termination of employment or service if the award recipient does not exercise the options during this period. Any restricted shares and restricted share units that are at the time of termination subject to restrictions will generally be forfeited and automatically transferred to and reacquired by us at no cost to us.

The 2007 Global Share Plan

On June 7, 2007, we adopted our 2007 Global Share Plan to motivate, retain and attract talent and promote the success of our business. We amended the 2007 Global Share Plan on December 15, 2007, April 26, 2010, December 15, 2010 and February 28, 2011. Our board of directors authorized the issuance and reservation of up to 44,415,442 common shares under the Plan. As of the date of this prospectus, options to purchase 17,228,966 common shares have been granted and were outstanding under the 2007 Global Share Plan.

Types of Awards and Exercise Prices. Two types of awards may be granted under the 2007 Global Share Plan.

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Incentive Share Option. An incentive share option is a share option which by its term satisfies and is otherwise intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. The exercise price of an incentive share option shall be determined by the plan administrator in its sole discretion, provided that the exercise price shall not be less than 100% of its fair market value on the date of grant.

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Nonstatutory Share Option. A nonstatutory share option is a share option which by its term does not satisfy or is not intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. The exercise price of a nonqualified share option shall be determined by the plan administrator.

Plan Administration. Our board of directors or a committee appointed by the board will administer the Plan. The administrator has the power, among other things, to determine the fair market value of shares underlying the options, to select the persons to whom the awards may be granted, to determine the number of awards granted, to determine the form of the award agreement, and to determine the terms and conditions of any award granted including, but not limited to, the exercise price, the purchase price, when the options may be exercised, when the relevant repurchase or redemption rights shall lapse, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto, based in each case on such factors as the administrator, in its sole discretion, shall determine. Subject to applicable laws, the administrator may delegate limited authority to specified offices of our company to execute on behalf of our company any instrument required to effect an award previously granted by the administrator.

Award Agreement. Incentive share options or nonstatutory share options granted under the 2007 Global Share Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant, including the exercise price, the exercisable date and term of the option.

Eligibility. We may grant awards to employees, directors or consultants of our company.

Transfer Restriction. Awards for incentive share options and nonstatutory share options are subject to such forfeiture conditions, rights of repurchase or redemption, rights of first refusal and other transfer restrictions as the plan administrator may determine.

Term of Awards. The award agreement shall specify the term of each option; however, the term shall not exceed ten years from the grant date, or a shorter term may be required by the 2007 Global Share Plan.

Vesting Schedule. The plan administrator may determine the vesting schedule.

Amendment and Termination. The plan administrator may at any time amend, alter, suspend or terminate the 2007 Global Share Plan. Unless sooner terminated, the Plan shall continue in effect for a term of ten years.

The following table summarizes the options and restricted ADSs that our directors, executive officers and other individuals as a group beneficially and under the 2007 Global Share Plan and the 2011 Share Plan that were outstanding as of as of the date of this prospectus.

Name	Class A Common Shares Underlying Outstanding Options /Restricted Shares		Class B Common Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Henry Yu Lin	—		*	1.52	February 28, 2011	(3)
Omar Sharif Khan	10,000,000 9,000,000	(1) (2)	— —	N/A N/A	January 8, 2012 May 9, 2012	N/A N/A

Vincent Wenyong Shi	—		6,000,000	1.52	February 28, 2011	(3)
Xu Zhou	—		—	0.07	November 8, 2007	(3)
Ying Han	—		*	0.40	February 28, 2011	(3)
Zemin Xu	—		*	0.40	December 15, 2010	(3)
Suhai Ji	—		*	0.40	December 15, 2010	(3)
Bingshi Zhang	—		—	0.40	August 8, 2010	(3)
Will Yiwei Jiang	*		*	0.40 1.52 0.80	August 8, 2010 March 15, 2011 June 13, 2011	(3)
Other individuals as a group	9,329,500		4,962,406	(4)	(4)	(3)

*	The aggregate number of common shares underlying the outstanding options held by the option grantee is less than 1% of our total outstanding shares.
Notes: (1)	We granted 2,000,000 restricted ADSs to Mr. Khan as part of his compensation under his employment contract with our company. 1,200,000 of the Restricted ADSs will start vesting from the first anniversary of his employment commencement date, with a portion vesting every month for the 36 months thereafter. The remaining 800,000 Restricted ADSs will vest upon achievement of certain performance milestones from 2012 through 2015. Each Restricted ADS represents five Class A common shares.
(2)	In May 2012, we amended the employment agreement with Mr. Khan to grant him an additional 1,800,000 Restricted ADSs in lieu of his agreement to give up 15% interest in NQ Global that we previously agreed to grant to him under the employment agreement. 700,000 of the Restricted ADSs will start vesting from the first anniversary of his employment commencement date, with a portion vesting every month for the 36 months thereafter. The remaining 1,100,000 Restricted ADSs will vest upon achievement of certain performance milestones from 2012 through 2015. Each Restricted ADS represents five Class A common shares.
(3)

We granted stock options to other individuals on the following dates and at the following exercise prices: (i) on August 8, 2007, 4,260,000 options, on November 8, 2007, 1,420,000 options and on December 15, 2010, 5,500,000 options, each with an exercise price of $0.07 per share, (ii) on February 8, 2008, 3,779,500 options, on August 8, 2008, 1,580,000 options, on April 8, 2009,

4,649,500 options and on December 8, 2009, 1,059,000 options, each with an exercise price of $0.25 per share, (iii) on August 8, 2010, 3,323,500 options, on November 8, 2010, 235,500 options and on December 15, 2010, 605,000 options, each with an exercise price of $0.40 per share, (iv) on March 15, 2011, 820,942 options with an exercise price of $1.52 per share, (v) on May 5, 2011, 1,075,000 restricted shares, (vi) on June 13, 2011, 3,675,000 options with an exercise price of $0.80 per share, (vii) on November 2, 2011, 1,000,000 options with an exercise price of $0.91 per share, (viii) on December 22, 2011, 4,029,500 options with an exercise price of $0.95 per share. Among the total number of options granted to other individuals, 20,999,200 had been exercised and 1,721,336 had become expired or forfeited, leaving a total number of 13,216,906 options outstanding.
(4)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

PRINCIPAL AND SELLING SHAREHOLDERS

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our common shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	each selling shareholder.

Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this prospectus, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Common Shares Beneficially Owned Prior to This Offering		Class B Common Shares Beneficially Owned Prior to This Offering			Class A Common Shares Being Sold in This Offering			Class A Common Shares Beneficially Owned After This Offering		Class B Common Shares Beneficially Owned After This Offering		Total Voting Power After This Offering
	Number	%(1)	Number		%(2)	Number		%(3)	Number	%(4)	Number	%(5)	%(6)
Directors and Executive Officers:**
Henry Yu Lin	*	*	53,202,941	(7)	39.0	6,927,330	(8)	23.1
Omar Sharif Khan	—	—	—		—	—		—	—	—	—	—	—
Vincent Wenyong Shi	*	*	52,852,941	(9)	38.5	6,927,330	(8)	23.1
Xu Zhou	—	—	51,832,941	(10)	37.8	6,927,330	(8)	23.1
James Ding(11)	3,490,500	4.2	34,752,007		25.6	8,750,000	(12)	29.2
Jun Zhang	—	—	—		—	—		—	—	—	—	—	—
Ying Han	—	—	—		—	—		—	—	—	—	—	—
William Tiewei Li	—	—	—		—	—		—	—	—	—	—	—
Xiuming Tao	—	—	—		—	—		—	—	—	—	—	—
Zemin Xu	—	—	*		*
Suhai Ji	*	*	*		*	—		—	*	*	*	*	*
Bingshi Zhang	*	*	—		—	—		—	*	*	*	*	*
Will Yiwei Jiang	—	—	*		*	—		—	—	—	*	*	*
All Directors and Executive Officers as a group	5,780,500	6.9	93,182,863		66.2	15,677,330		52.3
Principal and Selling Shareholders:
RPL Holdings Limited(13)	—	—	50,352,941		37.1	6,927,330	(14)	23.1
GSR Ventures Fund(15)	2,990,000	3.6	34,752,007		25.6	8,750,000	(16)	29.2
Ceyuan Ventures Funds(17)	—	—	26,974,092		19.9	—		—
Sequoia Capital Funds(18)	—	—	15,940,523		11.7	—		—
Intellectual Property Trade Pte Ltd.(19)	9,574,380	11.4	—		—	5,000,000		16.7
Gold Bull International Foundation Investment Co., Ltd.(20)	2,500,000	3.0	—		—	2,500,000		8.3	—	—	—	—
Everflash Ltd.(21)	*	*	—		—	822,670		2.7	—	—	—	—

*	less than 1% of our total outstanding shares.
**	Except for Mr. Omar Sharif Khan, Mr. James Ding, Mr. Jun Zhang, Ms. Ying Han, Mr. William Tiewei Li and Mr. Xiuming Tao, the business address of our directors and executive officers is c/o No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, The People’s Republic of China. The business address of Mr. Omar Sharif Khan is 4514 Cole Ave Suite 600, Dallas, Texas, United States of America, 75205. The business address of Mr. James Ding is Scotia Center, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands. The business address of Mr. Jun Zhang is 1F, Jade Bird Building, 207 Chengfu Road, Haidian District, Beijing 100871, The People’s Republic of China. The business address of Ms. Ying Han is Room 909, China World Tower 1, 1 Jianguomenwai Avenue, Beijing 100004, The People’s Republic of China. The business address of Mr. William Tiewei Li is C12/F, Beijing International Building, No.18 Zhongguancun Nan Dajie, Haidian District, Beijing 100081, The People’s Republic of China. The business address of Mr. Xiuming Tao is JunZeJun Law Offices, 6th Floor, South Tower, Financial Street Center, 9 Financial Street, Xicheng, Beijing 100033, The People’s Republic of China.
Notes: (1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including Class A common shares that such person or group has the right to acquire within 60 days of the date of this prospectus, by the sum of 83,893,082, being the total number of Class A common shares outstanding as of the date of this prospectus which excludes 2,688,905 Class A common shares represented by ADSs that are reserved for issuance upon the exercise of outstanding options, and the number of Class A common shares underlying share options held by such person or group that are exercisable within 60 days of the date of this prospectus.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group, including Class B common shares that such person or group has the right to acquire within 60 days of the date of this prospectus, by the sum of 135,801,476, being the total number of Class B common shares outstanding as of the date of this prospectus, and the number of Class B common shares underlying share options held by such person or group that are exercisable within 60 days of the date of this prospectus.
(3)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares to be converted and sold by the selling shareholder at the time of this offering, by the sum of 30,000,000, being the total number of Class A common shares to be sold by us and the selling shareholders in this offering, assuming the underwriters do not exercise their over-allotment option.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of the date of this prospectus, by the sum of 89,893,082, being the total number of Class A common shares outstanding immediately after the closing of this offering which excludes 2,688,905 Class A common shares represented by ADSs that are reserved for issuance upon the exercise of outstanding options, and the number of Class A common shares underlying share options held by such person or group that are exercisable within 60 days of the date of this prospectus.
(5)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group, including Class B common shares that such person or group has the right to acquire within 60 days of the date of this prospectus, by the sum of 120,124,146, being the total number of Class B common shares outstanding immediately after the closing of this offering, and the number of Class B common shares underlying share options held by such person or group that are exercisable within 60 days of the date of this prospectus.
(6)

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A common shares and Class B common shares held by such person or group with respect to all outstanding shares of our Class A common shares and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.
(7)	Represents (i) 2,100,000 Class B common shares held by Mr. Henry Yu Lin, (ii) 750,000 Class B common shares issuable upon exercise of options held by Mr. Lin that are exercisable within 60 days as of the date of this prospectus, and (iii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly-owned by a collective trust, of which Mr. Lin is a beneficiary.
(8)	Represents the aggregate number of Class A common shares that RPL Holdings Limited has agreed to sell in this offering. See footnote (14) for details of such Class A common shares that will be sold by RPL Holdings Limited in the offering.
(9)	Represents (i) 1,000,000 Class B common shares held by Mr. Vincent Wenyong Shi, (ii) 1,500,000 Class B common shares issuable upon exercise of options held by Mr. Shi that are exercisable within 60 days as of the date of this prospectus, and (iii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a family trust, of which Mr. Shi is a beneficiary.

(10) Represents (i) 1,480,000 Class B common shares issuable upon exercise of options held by Mr. Zhou that are exercisable within 60 days as of the date of this prospectus, and (ii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a collective trust, of which Mr. Zhou is a beneficiary.

(11) Represents (i) 500,500 Class A common shares held by Mr. James Ding, and (ii) 2,990,000 Class A common shares and 34,752,007 Class B common shares held by GSR Ventures II, L.P., GSR Associates II, L.P. and Banean Holdings Ltd, which we collectively refer to as GSR Ventures Funds. The general partner of GSR Ventures Funds is GSR Partners II, L.P., whose general partner is GSR Partners II, Ltd., a company incorporated in the Cayman Islands, which is owned by Messrs. Richard Lim, Sonny Wu, James Ding, Alexander Pan and Kevin Fong. The business address of Mr. Ding is Scotia Centre, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands.

(12) Represents the aggregate number of Class A common shares that GSR Venture Funds have agreed to sell in this offering. See footnote (16) for details of such Class A common shares that will be sold by GSR Venture Funds Limited in the offering.

(13) Represents 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a family trust, of which Mr. Henry Yu Lin, Mr. Xu Zhou and Mr. Vincent Wenyong Shi are beneficiaries. The business address of PRL Holdings Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(14) Represents 6,927,330 Class A common shares that will be converted from the Class B common shares held by RPL Holdings Limited prior to the completion of this offering. Pursuant to our currently effective amended and restated memorandum and articles of association, when RPL transfers the Class B common shares that it currently holds and has agreed to sell in this offering to the underwriters, which are not affiliates to it, such Class B common shares will be automatically and immediately converted into an equal number of Class A common shares.

(15) Represents 2,990,000 Class A common shares and 34,752,007 Class B common shares held by GSR Ventures II, L.P., GSR Associates II, L.P. and Banean Holdings Ltd, which we collectively refer to as GSR Ventures Funds. The general partner of GSR Ventures Funds. is GSR Partners II, L.P., whose general partner is GSR Partners II, Ltd., a company incorporated in the Cayman Islands, which is owned by Messrs. Richard Lim, Sonny Wu, James Ding, Alexander Pan and Kevin Fong. The business address of GSR Ventures Funds is Scotia Centre, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands.

(16) Represents 8,255,000 Class A common shares that will be converted from the Class B common shares held by GSR Ventures II, L.P. and 495,000 Class A common shares converted from the Class B common shares held by GSR Associates II, L.P. prior to the completion of this offering. Pursuant to our currently effective amended and restated memorandum and articles of association, when GSR

Ventures II, L.P. and GSR Associates II, L.P. transfer Class B common shares that they currently hold and have agreed to sell in this offering to the underwriters, which are not affiliates to them, such Class B common shares will be automatically and immediately converted into an equal number of Class A common shares.

(17) Represents 26,974,092 Class B common shares held by Ceyuan Ventures I, L.P. and Ceyuan Ventures Advisors Fund, LLC, which we collectively refer to as Ceyuan Ventures Funds. The general partner of Ceyuan Ventures Funds is Ceyuan Ventures Management, LLC, a company incorporated in the Cayman Islands. Mr. Bo Feng, Mr. Christopher Wadsworth, Mr. Weiguo Zhao, Mr. John S. Wadsworth Jr., Mr. Yuan Ye, Mr. Fisher Zhang, Heidi Van Horn Trust and NewMargin Ventures collectively hold 100% shares of Ceyuan Ventures Management, LLC. The business address of Ceyuan Ventures Funds is M&C Corporate Services Limited, Ugland House, PO Box 309GT, Grand Cayman, Cayman Islands.

(18) Represents 15,940,523 Class B common shares held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P., which we collectively refer to as Sequoia Capital Funds. The general partner of Sequoia Capital Funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprise Limited, a company wholly owned by Mr. Shen Nan Peng. The business address of Sequoia Capital Funds is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

(19) The business address of Intellectual Property Trade Pte. Ltd. is 17/F, 1718, Golden Land Office Building, 32 Liangma Bridge Road, Chaoyang District, Beijing, China.

(20) The business address of Gold Bull International Foundation Investment Co. Ltd. is Rm. 1618, Shibo Building, No. 2 Xinhua West Road, Tangshan City, Hebei Province, China.

(21) The business address of Everflash Ltd. is P.O Box 1239, Offshore Incorporations Centre, Victoria, Mahe, Seychelles.

As of the date of this prospectus, 101,053,822 of our common shares are held by record holders in the United States, representing approximately 46.0% of our total outstanding shares. Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We will issue Class A common shares represented by our ADSs in this offering.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

PRC laws currently restrict foreign ownership of businesses providing telecommunications value-added services. To comply with PRC laws, we provide our mobile security and productivity products and services through NetQin Beijing’s contractual arrangements with Beijing Technology and its shareholders. See “Corporate Structure” for a detailed description of these contractual arrangements.

Private Placements

On June 5, 2007, we entered into the Series A Preferred Share Purchase Agreement, amended on June 22, 2007. Pursuant to the purchase agreement and its amendment, we issued and sold to GSR Ventures II, L.P. and GSR Associates II, L.P. an aggregate of 22,500,000 Series A preferred shares and to Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. an aggregate of 10,750,000 Series A preferred shares at a price of $0.10 per share for a total consideration of $3.3 million.

On December 15, 2007, we entered into the Series B Preferred Share Purchase Agreement to issue and sell to Ceyuan Ventures I, L.P., Ceyuan Ventures Advisors Fund, LLC, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., GSR Ventures II, L.P., GSR Associates II, L.P., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. an aggregated of 34,926,471 Series B preferred shares at a price of $0.358 per share for a total consideration of $12.5 million.

On April 26, 2010, we entered into the Series C Preferred Share Purchase Agreement to issue and sell to Smooth Flow Limited, Ceyuan Ventures I, L.P., Ceyuan Ventures Advisors Fund, LLC, GSR Ventures II, L.P. and GSR Associates II, L.P. an aggregated of 29,687,500 Series C preferred shares at a price of $0.5726 per share for a total consideration of $17.0 million. In December 2010, Smooth Flow Limited transferred some of its Series C preferred shares to three entities, namely, Jointlink Enterprises Limited, C2C International Limited and Genius Plus Investments Limited.

On November 12, 2010, we entered into the Series C-1 Preferred Share Purchase Agreement to issue and sell to Pacific Growth Ventures, L.P., Ceyuan Ventures I, L.P., Ceyuan Ventures Advisors Fund. LLC, Banean Holdings Ltd., GSR Ventures II, L.P., GSR Associates II, L.P., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Asia Ventures II L.P., H.T.C. (B.V.I.) Corp., Qualcomm Inc., CMC Capital Investments, L.P. and Montford Consulting Ltd. an aggregated of 16,773,301 Series C-1 preferred shares at a price of $0.8418 per share for a total consideration of $14.1 million.

Each preferred share automatically converted into one Class B common share upon the closing of our initial public offering.

Shareholders’ Agreement

In connection with our issuance of Series A preferred shares, we and our then-existing shareholders entered into a shareholders’ agreement on June 7, 2007. This shareholders’ agreement was amended four times on June 22, 2007, December 15, 2007, April 26, 2010 and November 12, 2010, respectively. Under the shareholders’ agreement, as amended, holders of our registrable shares are entitled to certain registration rights, including demand registration rights, Form F-3 or Form S-3 registration rights, deferral of registration, and piggyback registration rights. For a more detailed description of these registration rights, see “Description of Share Capital—Registration Rights.”

Housing Loans to Employees

During 2010, we entered into housing loan contracts with 10 employees, under which we provided interest- free housing loans to the employees in the amount of $180,000 each. The employees were each required to repay certain percentages of the loans immediately upon signing the relevant loan agreements and repay a fixed amount per month for the next five years. In November 2011 and March 2012, we entered into housing loan contracts with two employees, under which we provided interest-free housing loans to the employees in the amounts of $78,681 and $79,040, respectively. These loans were guaranteed by RPL Holdings Limited (“RPL”). The 2011 housing loan is to be repaid with a fixed amount each month for the next 15 years, while the housing loan from 2012 is to be repaid with a fixed amount each month for the next 10 years. As of March 31, 2012, housing loans to employees recorded as other current assets and other non-current assets were $0.2 million and $0.4 million, respectively.

Employment Agreements

See “Management—Employment Agreements.”

Share Options and Restricted Shares

See “Management—Share Incentive Plans” for details on options and restricted shares granted. Please also see “NQ Global Equity Arrangement and Put Option” below for details of equity incentive of a subsidiary granted to an executive of our company.

NQ Global Equity Arrangement and Put Option

Pursuant to the employment agreement among NQ Mobile US Inc., our company and our co-chief executive officer, Mr. Omar Sharif Khan, we agreed to issue 15% of NQ Global Shares to Mr. Khan for a nominal value. The NQ Global Shares granted to Mr. Khan had an embedded put option where Mr. Khan would have the right, in his sole discretion, to require our company to purchase a portion or all of NQ Global Shares he owns at their fair market value on the exercise date. While the NQ Global Shares were fully vested upon their issuance, the put option vested and became exercisable at the rate of 25% of the underlying shares upon each of the first four annual anniversaries of the employment commencement date. For more details, see Note 7, “Share-Based Compensation,” to our unaudited interim condensed consolidated financial information. In May 2012, we amended the employment agreement pursuant to which Mr. Khan agreed to give up the 15% equity interest in NQ Global, in lieu of which we agreed to grant an additional 1,800,000 Restricted ADSs to Mr. Khan.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2011 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital consists of 560,000,000 Class A common shares of par value of US$0.0001 each and 240,000,000 Class B common shares of par value of US$0.0001 each. Our board of directors may provide, out of the unissued shares, for series of preferred shares. As of the date of this prospectus, there are 83,893,082 Class A common shares issued and outstanding and 135,801,476 Class B common issued and outstanding.

The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares that, we expect will become effective upon the closing of this offering.

Common shares

General. Our authorized share capital consists of 800,000,000 common shares, with a par value of $0.0001 each. Our common shares are divided into 560,000,000 Class A common shares and 240,000,000 Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. All of our outstanding common shares are fully paid. Certificates representing the common shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Conversion. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate (including, but not limited to, limited partner) of such holder and which is not any of our founders or any affiliates of our founders, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time our three founders, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share shall be automatically and immediately converted into one Class A common share, and we shall not issue any Class B common shares thereafter. In addition, if at any time more than fifty percent (50%) of the ultimate beneficial ownership of any holder of Class B common shares (other than our founders or our founders’ affiliates) changes, each such Class B common share shall be automatically and immediately converted into one Class A common share. The pledge, transfer, assignment or disposition of Class B common shares by a holder to one of our founders or a founder’s affiliate shall be exempt from, and not trigger, the automatic conversion from Class B common shares to Class A common shares.

Voting Rights. In respect of matters requiring shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than one-third of our voting share capital. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a requisition to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the common shares. A special resolution is required for important matters such as a change of name. Holders of the common shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any common share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer, (b) the instrument of transfer is in respect of only one class of common shares, (c) the instrument of transfer is properly stamped, if required, (d) in the case of a transfer to joint holders, the number of joint holders to whom the common share is to be transferred does not exceed four, (e) the shares conceded are free of any lien in favor of us, or (f) a fee of such maximum sum as the NYSE may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis or as otherwise determined by the liquidator with the sanction of an ordinary resolution of the company. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records. Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Additional Information.”

Register of Members. Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

(a) the names and addresses of the members, and a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b) the date on which the name of any person was entered on the register as a member; and

(c) the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register will raise a presumption of fact on the matters referred to above unless rebutted), and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members shall be immediately updated to reflect the issue of shares by us to Deutsche Bank Trust Company Americas as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders;

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years:

Ordinary shares. We were incorporated in the Cayman Islands on March 14, 2007. As of the date of this prospectus there are 560,000,000 Class A common shares and 240,000,000 Class B common shares authorized and 83,893,082 Class A common shares and 135,801,476 Class B common shares issued and outstanding.

Preferred Shares. See “Related Party Transactions—Private placements” for a description of preferred shares we have previously issued as of the date of this prospectus. There are currently nil preferred shares issued and outstanding.

Share Incentive Grants. We have granted options, restricted shares and restricted ADSs to certain of our directors, officers and employees to purchase an aggregate of 44,561,906 common shares that were outstanding as of the date this prospectus. See “Management—Share Incentive Plans—The 2011 Share Plan” and “Management—Share Incentive Plans—The 2007 Global Share Plan.”

We believe that each of the above issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act, Section 4(2) of the Securities Act or Rule 701 under the Securities Act regarding transactions not involving a public offering. No underwriters were involved in any of these issuances.

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires ;

•	the act complained of, although not ultra vires , could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Transactions with Directors. Under the Delaware General Corporation Law, or the DGCL, transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Such transaction will be void or voidable, unless (i) the material facts of any interested directors, interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts of any interested directors, interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (iii) the transaction is fair to the company as of the time it is approved.

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the NYSE or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Under Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company; a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so); and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our post-offering amended and restated memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Majority Independent Board. A domestic U.S. company listed on NYSE must comply with NYSE requirement that a majority of the board of directors must be comprised of independent directors as defined under Section 303A of the Corporate Governance Rules of the NYSE. As a Cayman Islands corporation, we are allowed to follow home country practices in lieu of certain corporate governance requirements under the NYSE rules where there is no similar requirement under the laws of the Cayman Islands. However, we have no present intention to rely on home country practice with respect to our corporate governance matters, and we intend to comply with the NYSE rules after the completion of this offering.

Shareholder Action by Written Consent. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by inclusion of such a restriction in its certificate of incorporation. Cayman Islands law and our post-offering articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. The DGCL does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our post-offering memorandum and articles of association allow our shareholders holding not less than one-third in par value of the share capital of our company as at that date to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. We will, however, be required by the rules of the NYSE to hold an annual general meeting, and therefore we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Cumulative Voting. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering articles of association, directors can be removed by a special resolution of shareholders.

Transactions with Interested Shareholders. The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by an amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns 15% or more of the corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Amendment of Governing Documents. Under the DGCL, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our post-offering memorandum and articles of association may be amended with a special resolution.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Indemnification. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

We intend to adopt an amended and restated memorandum and articles of association upon the closing of this offering. Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our amended and restated memorandum and articles of association may also provide for indemnification of such person in the case of a suit initiated by our company or in the right of our company.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

Pursuant to our current Third Amended and Restated Shareholders Agreement entered into in November 2010, we have granted certain registration rights to holders of our registrable securities, which include our preferred shares and common shares converted from our preferred shares. Set forth below is a description of the registration rights granted under this agreement.

Demand Registration Rights. Holders of registrable securities holding at least 20% of the registrable securities then outstanding have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration if, among other things, we have already effected a registration under the Securities Act within six months prior to the date of such request pursuant to which such holders had an opportunity to participate as a piggyback registrant. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any twelve-month period.

Form F-3 Registration Rights. After the completion of our initial public offering, holders of registrable securities holding at least 20% in voting power of the registrable securities then outstanding (or a lesser percent if the anticipated aggregate offering price would exceed $2,000,000) have the right to request that we file a registration statement of the registrable securities. When we are eligible for use of Form F-3 or Form S-3, any holder of any registrable security has the right to request that we file a registration statement thereunder at any time, but not more than twice during any twelve month period. We, however, are not obligated to effect a registration on Form F-3 if, among other scenarios, we have, within the six-months period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the registrable securities of such holders have been excluded (with respect to all or any portion of the registrable securities other holders requested be included in such registration). We have the right to defer filing of a registration statement for up to 60 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any twelve-month period and we may not register any other of our shares during such twelve-month period.

Piggyback Registration Rights. If we propose to file a registration statement in connection with a public offering of securities of our company other than in response to demands from holders of registrable securities under their demand registration rights or Form F-3 registrable rights or relating to a company stock plan or corporate reorganization or other Rule 145 transaction, an offer and sale of debt securities, or a registration on any registration form that does not permit secondary sales), then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement.

Expenses of Registration. We will pay all expenses relating to any demand, piggyback or Form F-3 registration, except each holder that exercised its demand registration rights shall bear such holder’s proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all selling expenses incurred in connection with registrations, filings or qualifications pursuant to such registration. We are also not required to pay for any expenses of any registration proceeding begun in response to holders’ exercise of their demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, subject to a few exceptions.

Termination of our Obligations. Our obligations with respect to any registrable securities proposed to be sold by a holder in a registration pursuant to aforementioned rights shall terminate on the seventh (7th) anniversary of our initial public offering, or, if, in the opinion of our counsel, all such registrable securities proposed to be sold by a holder may then be sold without registration in any ninety (90) day period pursuant to Rule 144 promulgated under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of five Class A common shares deposited with the office in Hong Kong of Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our common shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the common shares or any net proceeds from the sale of any common shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any Government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held in a segregated account. It will not invest the foreign currency and it will not be liable for any interest.

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Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any common shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell common shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new common shares. The depositary may sell a portion of the distributed common shares sufficient to pay its fees and expenses in connection with that distribution.

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Elective Distributions in Cash or Shares. If we offer holders of our common shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the common shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing common shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of common shares.

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Rights to Purchase Additional Shares. If we offer holders of our common shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice as described in the deposit agreement of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for common shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sale—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the common shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Redemption and repurchase

Whenever we decide to redeem or repurchase any of the shares on deposit with the custodian, we will notify the depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption or repurchase to the holders.

The custodian will be instructed to surrender the shares being redeemed or repurchased against payment of the applicable redemption or repurchase price. The depositary will convert the redemption or repurchase funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption or repurchase upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption or repurchase of your ADSs. If less than all ADSs are being redeemed or repurchased, the ADSs to be redeemed or repurchased will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Voting Rights

How do you vote?

You may instruct the depositary to vote the common shares or other deposited securities underlying your ADSs. Otherwise, you could exercise your right to vote directly if you withdraw the common shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the common shares.

If we ask for your instructions and upon timely notice from us, as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the common shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our memorandum and articles of association, to vote or to have its agents vote the common shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the common shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the common shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the common shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon more than 30 business days in advance of the meeting date.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to $0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled
• Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held
• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to $0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs
• Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank
• Transfer of ADRs	$1.50 per certificate presented for transfer

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of common shares charged by the registrar and transfer agent for the common shares in the Cayman Islands (i.e., upon deposit and withdrawal of common shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when common shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of common shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. Since the commencement of our most recent fiscal year, we have received from the depositary a reimbursement of $1.0 million net of $0.4 million United States withholding tax.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our common shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the common shares that are not distributed to you or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver common shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting common shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, common shares or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of common shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying common shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of common shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our common shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying common shares. This is called a pre-release of the ADSs. The depositary may also deliver common shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying common shares are delivered to the depositary. The depositary may receive ADSs instead of common shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the common shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such common shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such common shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such common shares or ADSs in its records, and (e) unconditionally guarantees to deliver such common shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have              outstanding Class A common shares represented by              ADSs, representing approximately        % of our outstanding common shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to our initial public offering, there has been no public market for our common shares or the ADSs, and although our ADSs have been approved for listing on the NYSE, we cannot assure you that a regular trading market will develop for the ADSs. We do not expect that a trading market will develop for our common shares not represented by the ADSs.

Lock-up Agreements

We have agreed, subject to certain exceptions, that we will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership of our common shares or ADSs), any of our common shares or ADSs or any securities that are convertible into or exercisable or exchangeable for, our common shares or ADSs, without the prior written consent of the representatives of the underwriters for a period ending 90 days after the date of this prospectus. The restrictions contained in the preceding sentence shall not apply to (1) the shares and ADSs to be sold in this offering, (2) the issuance of common shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the underwriters have been advised in writing, or (3) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares or ADSs, provided that such plan does not provide for the transfer of common shares or ADSs during the 90-day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of us. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or announce any material news or a material event occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in each case the “lock-up” period will be automatically extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or the occurrence of the material event, as applicable.

Each of our directors, executive officers and selling shareholders has agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership our common shares or ADSs), any of our common shares or ADSs or any securities that are convertible into or exercisable or exchangeable for, our common shares or ADSs, without the prior written consent of the representatives for a period ending 90 days after the date of this prospectus. In the event that either (1) during the last 17 days of the relevant “lock-up” period, we release earnings results or announce any material news or a material event occurs or (2) prior to the expiration of the “lock-up” period, we announce, or if the representatives determine, that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in each case the “lock-up” period will be automatically extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or the occurrence of material event, as applicable. After the expiration of the 90-day period, the common shares or ADSs held by our existing shareholders, executive officers and directors may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

Some of our common shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of us and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1% of the then outstanding common shares, in the form of ADSs or otherwise, which will equal approximately              common shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our common shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our common shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such common shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Certain holders of our common shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or common shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our special Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jincheng Tongda & Neal, our special PRC counsel.

Cayman Islands Taxation

According to Maples and Calder, our Cayman Islands legal counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to any payments by or to our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

We are a holding company incorporated in the Cayman Islands, which holds 100% of our equity interests in our PRC subsidiary either directly or indirectly through our Hong Kong subsidiary. Our business operations are principally conducted through our PRC subsidiary. The New CIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As our Hong Kong subsidiary owns 100% of NetQin Beijing, under the aforesaid arrangement, any dividends that NetQin Beijing pays our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprise as described below or non-PRC tax resident enterprises with an establishment in the PRC and whose dividend incomes have connection with their establishments. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under Circular 601, such dividends would be subject to the withholding tax rate of 10%. See “Regulation—Tax Regulations.”

Under the New CIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC corporate income tax at the rate of 25%.

The implementation rules of the New CIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT, and it may be interpreted as the jurisdiction where the enterprise is a tax resident.

Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Corporate Income Tax Law, which would have a material adverse effect on our results of operations and would result in unfavorable tax consequence to our non-PRC shareholders.”

United States Federal Income Taxation

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that will acquire our ADSs or common shares in the offering and will hold our ADSs or common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing United States federal tax law as of the date hereof, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly or constructively) 10% or more of our voting stock, investors who acquire their ADSs or common shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local or non-United States tax considerations. Each U.S. Holder is urged to consult with its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or common shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or common shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of partnerships are advised to consult with their tax advisors regarding the tax consequences of an investment in our ADSs or common shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (such as, among other things, certain dividends, interest and royalties) or (ii) 50% or more of the value of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (“passive assets”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Beijing Technology as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our consolidated financial statements.

Based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and common shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year ending 2012, or the subsequent taxable year. In light of the significant amount of our cash balances and other passive assets that we hold, and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs and common shares, the determination of whether we are or will become a PFIC will depend in large part upon the market value of our ADSs and common shares, which has been and may continue to be volatile (see the discussion under “Risk Factors—Risks Related to this Offering—The Trading Price for Our ADSs has been and may Continue to be Volatile”). Accordingly, there is a significant risk that fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years, unless we invest a substantial amount of the cash and other passive assets that we hold in assets that produce or are held for the production of active income. It is also possible, that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles or challenge the classification of certain of our non-passive revenues as passive royalty income, which may result in our company becoming classified as a PFIC.

Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year. If we are a PFIC for any year during which a U.S. Holder beneficially owns our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder owns our ADSs or common shares.

The United States federal income tax rules that apply if we are classified as a PFIC for our current or future taxable years are generally discussed below under “Passive Foreign Investment Company Rules.” The United States federal income tax rules that apply if we are not classified as a PFIC for our current and subsequent taxable years, are generally discussed below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares”.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. United States Treasury guidance indicates that common shares, or ADSs representing such shares, are considered for the purpose of clause (ii) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as are our ADSs (but not our common shares). There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in the United States in the future.

Since we do not expect that our common shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced rate. In the event, however, that we are deemed to be a PRC resident enterprise under the New CIT Law, we may be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (i) above. If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, could be eligible for the reduced rates of taxation discussed above. Dividends received on our ADSs or common shares will not be eligible for the dividend received deduction allowed to corporations. Each U.S. Holder is advised to consult with its tax advisor regarding the availability of the lower capital gains rate for any dividends we pay with respect to the common shares.

Dividends paid on our ADSs or common shares generally will be treated as income from foreign sources for United States foreign tax credit purposes will generally constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale or Other Disposition of ADSs or Common Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or common shares. Any capital gain or loss will be long-term if the ADSs or common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that gain from the disposition of the ADSs or common shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. The deductibility of a capital loss is subject to limitations. Each U.S. Holder is advised to consult with its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder beneficially owns our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or common shares. Under the PFIC rules:

•	such excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or common shares;

•

such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

•

such amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which a U.S. Holder beneficially owns our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), we will continue to be treated as a PFIC with respect to such holder for all subsequent years during which such holder holds the ADSs or common shares, unless we cease to be a PFIC and such holder makes a “deemed sale” election or, in certain circumstances, a “deemed dividend” election with respect to the ADSs or common shares, as applicable.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the NYSE) or other market as defined in applicable United States Treasury Regulations. Although no assurances may be given, we anticipate that our ADSs should qualify as being regularly traded on the NYSE. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of ADSs would be treated as ordinary income, and loss on the sale or other disposition of ADSs would be treated as an ordinary loss, but only to the extent of the amount previously include in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election and we ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

We do not intend to provide U.S. Holders with the information needed to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment of PFICs described above.

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC, the holder may be required to file an annual IRS Form 8621 and such other form as is required by the United States Treasury Department. Each U.S. Holder is advised to consult with its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the application of the mark-to-maket election to any of our subsidiaries.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, the underwriters named below, through their representatives, Morgan Stanley & Co. International plc, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Piper Jaffray & Co., have agreed to purchase from the selling shareholders and us the following respective numbers of ADSs at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of ADSs
Morgan Stanley & Co. International plc
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Piper Jaffray & Co.
Total

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036, U.S.A. The address of Piper Jaffray & Co. is 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402, U.S.A.

Morgan Stanley & Co. International plc, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Piper Jaffray & Co. will offer the ADSs in the United States through their registered broker-dealers in the United States.

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults on its purchase commitment, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Certain selling shareholders have granted to the underwriters an option, exercisable in whole or in part at the discretion of the representatives, at any time, from time to time, on or before 30 days after the date of this prospectus, to purchase up to              additional ADSs from us at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The option may be exercised only to cover any over-allotments of ADSs. Certain selling shareholders will be obligated, pursuant to the option, to sell these additional ADSs to the underwriters to the extent the option is exercised. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ADSs as the number of ADSs to be purchased by it in the above table bears to the total number of ADSs offered by this prospectus. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the              ADSs are being offered.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the ADSs initially to the public at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of              per ADS. After the initial public offering, the representatives may change the public offering price and other selling terms.

The following table summarizes the compensation we will pay:

Total
	Per ADS	Without Over- Allotment	With Over- Allotment
Underwriting discounts and commissions paid by us
Underwriting discounts and commissions paid by selling shareholders

Total expenses for this offering are estimated to be approximately $ million, including SEC registration fees of $            , Financial Industry Regulatory Authority, or FINRA, filing fees of $            , NYSE listing fees of $            , printing expenses of approximately $            , legal fees of approximately $            , accounting fees of approximately $            , roadshow, travel and other out-of-pocket expenses of approximately $            . All amounts are estimated except for the fees relating to SEC registration, Financial Industry Regulatory Authority filing and NYSE listing.

[We have agreed to pay all fees and expenses we [and the selling shareholders] incur in connection with this offering.]

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or contribute to payments that we, the selling shareholders and/or the underwriters may be required to make in that respect.

We have agreed that we will not offer, pledge, issue, sell, contract to sell, or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act, relating to, any ADSs, common shares or securities convertible into or exchangeable or exercisable for, or that represent the right to receive, our ADSs or common shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or common shares, or publicly disclose that we will or may enter into any transaction described above, without the prior written consent of the representatives of the underwriters for a period of 90 days after the date of this prospectus (the “lock-up period”), whether any transaction described above is to be settled by the delivery of ADSs, common shares or such other securities, in cash or otherwise, except for issuances pursuant to (i) the sale of ADSs or common shares to the underwriters, and (ii) grants of stock options pursuant to our share incentive plan existing on the date of this prospectus of which the underwriters have been advised in writing and is described in “Management—Share Incentive Plan” of this prospectus.

Each of our directors, executive officers and selling shareholders has agreed, pursuant to the contractual restrictions described under “Shares Eligible for Future Sale—Lock-up Agreements,” that they will not offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any of our ADSs, common shares or securities convertible into or exchangeable or exercisable for, or that represents the right to receive, ADSs or common shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or common shares, or publicly disclose that he, she or it will or may enter into any transaction described above, without the prior written consent of the representatives of the underwriters during the “lock-up period,” whether any transaction described above is to be settled by the delivery of ADSs, common shares or such other securities, in cash or otherwise.

The “lock-up period” will be extended under certain circumstances. In the event that either (1) during the last 17 days of the “lock-up period,” we release earnings results or material news or a material event relating to us occurs, or (2) prior to the expiration of the “lock-up period,” we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up period,” then in either case the expiration of the “lock-up period” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives of the underwriters waives, in writing, such an extension. The representatives may release securities subject to the lock-ups at any time without public announcement. There are no agreements between the representatives and any of our directors, executive officers and principal shareholders releasing them from these lock-up agreements prior to the expiration of the “lock-up period.”

Our ADSs are listed on the NYSE under the symbol “NQ.”

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market, or both.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option.

•

“Naked” short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased by the stabilization manager or its agent in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time. The underwriters are not under any obligation to engage in these activities.

A prospectus in electronic format may be made available on the Internet web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on the web sites of, or any other web sites maintained by, any underwriter or a selling group member, if any, participating in this offering, is not part of the prospectus or the registration statement of which the prospectus forms a part. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area. In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of the ADSs has not been made or will not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, its last two) annual or consolidated accounts;

(c) to fewer than 100, or, if the Relevant Member State has implemented the Amendment Directive, 150, natural or legal persons (other than qualified investors as defined under the Prospectus Directive), subject to the prior consent of the underwriter in charge of the placement appointed by the company for such an offer, according to Article 3.2(b) of the Prospectus Directive and 1.3(a)(i) of the Amending Prospectus Directive; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, (i) the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state (ii) the expression “Prospectus Directive” means Directive 2003/7 1/EC and includes any relevant implementing measure in each Relevant Member State and (iii) the expression “Amendment Directive” means Directive 2010/73/EU of the European Parliament and of the Council of November 24, 2010.

United Kingdom. An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

Japan. The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong. The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

(a) a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1) to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or common shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or common shares to any member of the public in the Cayman Islands.

People’s Republic of China. This prospectus will not be circulated or distributed in the PRC and the ADSs will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Switzerland. This prospectus does not constitute a prospectus within the meaning of Art. 625a and/or 1156 of the Swiss Code of Obligations. The ADSs will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this prospectus, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange or corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The ADSs may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. This prospectus may not be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offering of the ADSs in Switzerland.

Taiwan. The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by O’Melveny & Myers LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A common shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Jincheng Tongda & Neal and for the underwriters by King & Wood Mallesons. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Jincheng Tongda & Neal with respect to matters governed by PRC law. O’Melveny & Myers LLP may rely upon King & Wood Mallesons with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 26/F, Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhong Road, Chaoyang District, Beijing, People’s Republic of China.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form F-1, including relevant exhibits under the Securities Act with respect to underlying common shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including prospectus on Form 20-F, and other information with the SEC. We are required to file our prospectus on Form 20-F within 120 days after the end of each fiscal year. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our prospectus, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders, meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders, meeting received by the depositary from us.

NetQin Mobile Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetQin Mobile Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ (deficit)/equity and cash flows present fairly, in all material respects, the financial position of NetQin Mobile Inc. (the “Company”) and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

March 30, 2012

NETQIN MOBILE INC.

Consolidated Balance Sheets

(In thousands, except for share and per share data)

		As of December 31,
	Notes	2010	2011
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		17,966	69,510
Term deposits		11,279	58,563
Accounts receivable, net of allowance of US$315 and US$636 as of December 31, 2010 and 2011, respectively		10,081	21,379
Prepaid expenses and other current assets	5	5,285	6,806

Total current assets		44,611	156,258

Equity investment in an associate	17	1,012	1,182
Property and equipment, net	6	981	1,078
Intangible assets, net	7	133	1,590
Other non-current assets	8	1,667	374

Total Assets		48,404	160,482

LIABILITIES
Current liabilities:
Accounts payable		658	1,014
Deferred revenue		2,690	7,090
Accrued expenses and other current liabilities	9	1,942	3,656
Tax payable	11	272	368
Deferred tax liabilities	11	—	103

Total current liabilities		5,562	12,231

Noncurrent liabilities:
Deferred tax liabilities, non-current	11	187	—

Total Liabilities		5,749	12,231

Commitments and contingencies	16
MEZZANINE EQUITY
Series A convertible preferred shares, US$0.0001 par value; 33,250,000 shares authorized; 33,250,000 and nil shares issued and outstanding as of December 31, 2010 and 2011, respectively; liquidation value of US$3,325 and US$ nil as of December 31, 2010 and 2011, respectively	13	3,242	—
Series B redeemable convertible preferred shares, US$0.0001 par value; 34,926,471 shares authorized; 34,926,471 and nil shares issued and outstanding as of December 31, 2010 and 2011, respectively; liquidation value of US$12,500 and US$ nil as of December 31, 2010 and 2011, respectively	13	16,638	—
Series C redeemable convertible preferred shares, US$0.0001 par value; 29,687,500 shares authorized; 29,687,500 and nil shares issued and outstanding as of December 31, 2010 and 2011, respectively; liquidation value of US$17,000 and US$ nil as of December 31, 2010 and 2011, respectively	13	16,983	—
Series C-1 redeemable convertible preferred shares, US$0.0001 par value; 16,773,301 shares authorized; 16,773,301 and nil shares issued and outstanding as of December 31, 2010 and 2011, respectively; liquidation value of US$14,120 and US$ nil as of December 31, 2010 and 2011, respectively	13	14,115	—

		As of December 31,
	Notes	2010	2011
		US$	US$
SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A common shares
(US$0.0001 par value, nil and 560,000,000 shares authorized; nil and 55,953,690 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	14	—	6
Class B common shares
(US$0.0001 par value, 250,000,000 and 240,000,000 shares authorized; 50,352,941 and 160,664,773 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	14	5	16
Additional paid-in capital		12,006	157,064
Accumulated deficit		(21,994)	(11,743)
Accumulated other comprehensive income		1,592	2,841

Total NetQin Mobile Inc.’s shareholders’ (deficit)/equity		(8,391)	148,184

Non-controlling interest		68	67

Total shareholders’ (deficit)/equity		(8,323)	148,251

Total Liabilities, Mezzanine Equity and Shareholders’ (Deficit)/Equity		48,404	160,482

The accompanying notes are an integral part of these consolidated financial statements.

NETQIN MOBILE INC.

Consolidated Statements of Operations

(In thousands, except for share and per share data)

		For the Year Ended December 31,
	Notes	2009	2010	2011
		US$	US$	US$
Net revenues
Premium mobile Internet services		5,014	15,268	36,202
Other services		250	2,427	4,469

Total net revenues		5,264	17,695	40,671

Cost of revenues*		(2,812)	(5,193)	(8,057)

Gross profit		2,452	12,502	32,614

Operating expenses
Selling and marketing expenses*		(3,344)	(4,436)	(7,955)
General and administrative expenses*		(2,139)	(14,750)	(14,024)
Research and development expenses*		(2,312)	(2,959)	(5,095)

Total operating expenses		(7,795)	(22,145)	(27,074)

(Loss)/Income from operations		(5,343)	(9,643)	5,540

Interest income		159	234	1,342
Realized gain/(loss) on available-for-sale investments		47	(102)	29
Foreign exchange (loss)/gain, net		(2)	(46)	3,011
Other (expenses)/income, net		(12)	135	306

(Loss)/Income before income taxes		(5,151)	(9,422)	10,228

Income tax expense	11	—	(401)	(97)
Share of (loss)/profit from an associate	17	—	(7)	119

Net (loss)/income		(5,151)	(9,830)	10,250

Net loss attributable to the non-controlling interest		1	3	1

Net (loss)/income attributable to NetQin Mobile Inc.		(5,150)	(9,827)	10,251

Accretion of redeemable convertible preferred shares	13	(1,393)	(1,533)	(535)
Beneficial conversion feature of redeemable convertible preferred shares	13	—	(5,693)	—
Allocation of net income to participating preferred shareholders		—	—	(1,595)

Net (loss)/income attributable to common shareholders		(6,543)	(17,053)	8,121

Net (loss)/earnings per common share, basic	12	(0.15)	(0.34)	0.05
Net (loss)/earnings per common share, diluted	12	(0.15)	(0.34)	0.04
Net (loss)/earnings per ADS, basic	12	(0.77)	(1.72)	0.23
Net (loss)/earnings per ADS, diluted	12	(0.77)	(1.72)	0.21
Weighted average number of common shares outstanding:
Basic		42,251,533	49,683,230	173,373,462
Diluted		42,251,533	49,683,230	193,537,974
Weighted average number of ADS outstanding:
Basic		8,450,307	9,936,646	34,674,692
Diluted		8,450,307	9,936,646	38,707,594
* Share-based compensation expense included in:	10
Cost of revenues		13	19	130
Selling and marketing expenses		35	102	1,923
General and administrative expenses		1,087	12,299	7,895
Research and development expenses		43	146	724

The accompanying notes are an integral part of these consolidated financial statements.

NETQIN MOBILE INC.

Consolidated Statements of Shareholders’ (Deficit)/Equity and Comprehensive (Loss)/Income

(In thousands, except for share and per share data)

	Attributable to NetQin Mobile Inc.’s Shareholders’ (Deficit)/ Equity
	Common share		Additional Paid-in Capital	Accumulated deficit	Accumulated Other Comprehensive Income/(Loss)	Non- Controlling Interest	Total Shareholders’ (Deficit)/Equity	Comprehensive Income/(Loss)
	Number of Shares	Amount
		US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2009	50,352,941	5	1,188	(7,017)	888	—	(4,936)

Share-based compensation		—	1,178	—	—	—	1,178	—
Contributions received from a non-controlling interest shareholder		—	—	—	—	72	72	—
Accretion of redeemable convertible preferred shares (Note 13)		—	(1,393)	—	—	—	(1,393)	—
Unrealized gain on available-for-sale investments, net of income tax of US$14		—	—	—	47	—	47	47
Foreign currency translation adjustment		—	—	—	10	—	10	10
Net loss		—	—	(5,150)	—	(1)	(5,151)	(5,151)

Total comprehensive loss								(5,094)

Balance as of December 31, 2009	50,352,941	5	973	(12,167)	945	71	(10,173)

Share-based compensation		—	12,566	—	—	—	12,566
Accretion of redeemable convertible preferred shares (Note 13)		—	(1,533)	—	—	—	(1,533)
Recognition of beneficial conversion feature (Note 13)		—	5,693	—	—	—	5,693
Amortization of beneficial conversion feature (Note 13)		—	(5,693)	—	—	—	(5,693)
Disposal of available-for-sale investments		—	—	—	(42)	—	(42)	(42)
Foreign currency translation adjustment		—	—	—	689	—	689	689
Net loss		—	—	(9,827)	—	(3)	(9,830)	(9,830)

Total comprehensive loss								(9,183)

Balance as of December 31, 2010	50,352,941	5	12,006	(21,994)	1,592	68	(8,323)

	Attributable to NetQin Mobile Inc.’s Shareholders’ (Deficit)/ Equity
	Common share		Additional Paid-in Capital	Accumulated deficit	Accumulated Other Comprehensive Income/(Loss)	Non- Controlling Interest	Total Shareholders’ (Deficit)/Equity	Comprehensive Income/(Loss)
	Number of Shares	Amount
		US$	US$	US$	US$	US$	US$	US$
Share-based compensation		—	10,672	—	—	—	10,672
Accretion of redeemable convertible preferred shares (Note 13)		—	(535)	—	—	—	(535)
Conversion of Series A convertible preferred shares into common shares (Note 13)	33,250,000	3	3,239	—	—	—	3,242
Conversion of Series B redeemable convertible preferred shares into common shares (Note 13)	34,926,471	4	17,169	—	—	—	17,173
Conversion of Series C redeemable convertible preferred shares into common shares (Note 13)	29,687,500	3	16,980	—	—	—	16,983
Conversion of Series C-1 redeemable convertible preferred shares into common shares (Note 13)	16,773,301	2	14,113	—	—	—	14,115
Issuance of common shares net of issuance costs (Note 14)	38,750,000	4	78,956	—	—	—	78,960
Exercise of options	12,878,250	1	4,464	—	—	—	4,465
Foreign currency translation adjustment		—	—	—	1,249	—	1,249	1,249
Net profit/(loss)		—	—	10,251	—	(1)	10,250	10,250

Total comprehensive income								11,499

Balance as of December 31, 2011	216,618,463	22	157,064	(11,743)	2,841	67	148,251

The accompanying notes are an integral part of these consolidated financial statements.

NETQIN MOBILE INC.

Consolidated Statements of Cash Flows

(In thousands)

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$
Cash flows from operating activities:
Net (loss)/income	(5,151)	(9,830)	10,250
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	293	402	597
Allowance for doubtful accounts	—	315	321
Share-based compensation	1,178	12,566	10,672
Deferred income tax	—	183	(84)
Foreign exchange loss/(gain), net	2	46	(3,011)
Share of loss/(profit) from an associate	—	7	(119)
Realized (gain)/loss on disposal of available-for-sale investments	(47)	102	(14)
Other income from ADR depositary arrangement	—	—	(214)
Changes in operating assets and liabilities:
Accounts receivable	1,055	(9,087)	(11,628)
Prepaid expenses and other current assets	3	(588)	(1,911)
Other non-current assets	—	(1,247)	269
Accounts payable	303	(50)	396
Deferred revenue	397	2,132	4,400
Accrued expenses and other current liabilities	329	1,043	1,844
Tax payable	(28)	250	72

Net cash (used in)/provided by operating activities	(1,666)	(3,756)	11,840

Cash flows from investing activities:
Placement of term deposits	(3,954)	(11,279)	(51,463)
Maturities of term deposits	5,854	2,197	4,331
Purchase of available-for-sale investments	(2,163)	(13)	—
Advances to Tianjin Yidatong Technology Development Co., Ltd.	(1,760)	(2,279)	—
Proceeds from the repayment of the advance to Tianjin Yidatong Technology Development Co., Ltd.	732	1,921	2,196
Disbursements from the lending of the housing loans to employees	—	(1,798)	(79)
Proceeds from the repayments of the housing loans to employees	—	1,200	180
Proceeds from disposals of available-for-sale investments	4,402	2,181	14
Cash paid for investment under equity method	—	(1,007)	—
Purchase of property and equipment and intangible assets	(407)	(578)	(2,270)

Net cash provided by/(used in) investing activities	2,704	(9,455)	(47,091)

Cash flows from financing activities:
Proceeds from issuance of Series C convertible redeemable preferred shares (net of issuance costs of US$21)	—	16,978	—
Proceeds from issuance of Series C-1 convertible redeemable preferred shares (net of issuance costs of US$5)	—	11,915	2,200
Proceeds from initial public offering (net of underwriters’ commission of US$6,239)	—	—	82,886
Proceeds from exercising of share options	—	—	1,551
Payments of listing expenses	—	—	(3,926)
Cash contributed by non-controlling interest	72	—	—

Net cash provided by financing activities	72	28,893	82,711

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$
Effect of exchange rate changes on cash and cash equivalents	7	580	4,084
Net increase in cash and cash equivalents	1,117	16,262	51,544

Cash and cash equivalents at the beginning of the year	587	1,704	17,966

Cash and cash equivalents at the end of the year	1,704	17,966	69,510

Supplemental disclosures of cash flow information:
Cash paid for income taxes	27	—	16
Supplemental disclosures of non-cash investing and financing activities:
Accretion of redeemable convertible preferred shares	1,393	1,533	535
Beneficial conversion feature of redeemable convertible preferred shares	—	5,693	—
Issuance of Series C-1 redeemable convertible preferred shares not paid until January 2011	—	2,200	—
Conversion of preferred shares to common shares	—	—	51,513
Purchase of property and equipment financed by accounts payable	13	40	—

The accompanying notes are an integral part of these consolidated financial statements.

NETQIN MOBILE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

(a) Principal activities

NetQin Mobile Inc. (“NetQin”, or the “Company”), through its subsidiaries, its variable interest entity (“VIE”), and the VIE’s subsidiary is principally engaged in the provision of mobile Internet services relating to mobile security and productivity needs in the People’s Republic of China (the “PRC” or “China”) and overseas markets. The services delivered include anti-virus, anti-malware, anti-spam, privacy protection, data backup and recovery and data management. The Company, its subsidiaries, its VIE and the VIE’s subsidiary are hereinafter collectively referred to as the “Group”.

(b) Reorganization

The Company was incorporated as a limited liability company under the laws of the Cayman Islands (“Cayman”) on March 14, 2007. The Company was 100% owned by RPL Holdings Limited (“RPL”). RPL is a limited liability company organized under the laws of British Virgin Islands (“BVI”), which is owned and controlled by Dr. Henry Yu Lin, Dr. Vincent Wenyong Shi, and Mr. Xu Zhou (collectively, the “Founders”).

In May 2007, the Company established NetQin Mobile (Beijing) Co., Ltd. (“NetQin Beijing”) as wholly foreign-owned enterprise in the PRC. In June 2007, the Company undertook a reorganization (the “Reorganization”) to become the ultimate holding company of the Group. Prior to the Reorganization, the Group’s business was operated by Beijing NetQin Technology Co. Ltd. (“Beijing Technology”), a company wholly owned and controlled by the Founders, which commenced operations on October 21, 2005. By entering into a series of agreements (collectively, “VIE Agreements”) with the Founders and NetQin Beijing, Beijing Technology became a variable interest entity whose primary beneficiary is NetQin Beijing. Consequently, the Company as the parent of NetQin Beijing became the ultimate primary beneficiary of Beijing Technology and has consolidated financial statements of Beijing Technology and its subsidiary. Beijing Technology was the predecessor of the Group and operated all of the business of the Group prior to the Reorganization.

Immediately before the Reorganization, Beijing Technology was 100% owned by the Founders and the ultimate owners’ shareholdings of the Beijing Technology were identical to those of the Company. There was no change in ownership of Beijing Technology immediately before and after the Reorganization. Accordingly, the Reorganization is accounted for as a legal reorganization of entities under common control in a manner similar to a pooling-of-interest.

(c) Subsidiaries, VIE and a VIE’s subsidiary

As of December 31, 2011, details of the Company’s subsidiaries, VIE and the VIE’s subsidiary are as follows.

Name	Date of Incorporation	Place of Incorporation	Relationship	Principal Activities
Subsidiaries
NetQin International Ltd. (“NetQin HK”)	April 26, 2010	Hong Kong	Wholly-owned subsidiary	Premium mobile Internet services in overseas markets
NQ Mobile US Inc. (“NQ US”)*	November 5, 2010	United States	Wholly-owned subsidiary	Market intelligence and information analysis
NetQin Beijing	May 15, 2007	The PRC	Wholly-owned subsidiary	Premium mobile Internet services in PRC and overseas markets, and technology consulting and services
Taiwan NetQin Technology Limited (“NQ Taiwan”)	December 2, 2011	Taiwan	Wholly-owned subsidiary	Marketing and sales development

Variable Interest Entity
Beijing Technology	October 21, 2005	The PRC	VIE	Premium mobile Internet services in PRC market and research and development

Subsidiary of VIE
Fuzhou NetQin Mobile Information Technology Co., Ltd. (“Fuzhou NetQin”)	June 1, 2009	The PRC	Subsidiary of the VIE	Marketing and sales development

*	NetQin US Inc. was renamed to NQ Mobile US Inc. on December 14, 2011.

(d) Variable Interest Entity

To comply with relevant PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide mobile value added service and hold service provider (“SP”) license through mobile Internet in China, the Group conducts substantially all its operations through Beijing Technology which holds the SP licenses and approvals to provide such services in China. The VIE Agreements entered into among NetQin Beijing, Beijing Technology and the Founders enable the Company, through NetQin Beijing to:

•	exercise effective control over Beijing Technology;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks of expected losses from Beijing Technology as if it were its sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in Beijing Technology.

Management evaluated the relationships among the Company, NetQin Beijing and Beijing Technology and concluded that NetQin Beijing is the primary beneficiary of Beijing Technology and its subsidiary.

As a result, the results of operations, assets and liabilities of Beijing Technology and its subsidiary have been included in the Company’s consolidated financial statements.

The following is a summary of the VIE agreements:

Exclusive Technical Consulting Services Agreement

Under the exclusive technical consulting services agreement between NetQin Beijing and Beijing Technology, NetQin Beijing has the exclusive right to provide to Beijing Technology the technical consulting services related to Beijing Technology’s business operations. NetQin Beijing owns the intellectual property rights developed by either NetQin Beijing or Beijing Technology in the performance of this agreement. Beijing Technology pays to NetQin Beijing quarterly service fees, determined unilaterally by NetQin Beijing. The quarterly service fees are eliminated upon consolidation. This agreement is effective until NetQin Beijing ceases to exist or is terminated at NetQin Beijing’s sole discretion by giving 30 day’s advanced notice to Beijing Technology.

Business Operation Agreement

Under the business operation agreement among NetQin Beijing, Beijing Technology and the Founders, Beijing Technology agrees to accept the guidance and advice provided by NetQin Beijing on Beijing Technology’s daily operations and financial management systems. The Founders must secure the appointments of Beijing Technology’s directors and senior management per NetQin Beijing’s designation. Beijing Technology and the Founders also agree that without the prior consent of NetQin Beijing, Beijing Technology will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of Beijing Technology. In addition, the Founders irrevocably appointed NetQin Beijing to vote on their behalf on all matters, including matters relating to the transfer of any or all of their respective equity interests in Beijing Technology, and appointments of the directors, chief executive officer, chief financial officer, and other senior management of Beijing Technology. This agreement is effective until NetQin Beijing ceases to exist or is terminated at NetQin Beijing’s sole discretion by giving 30 days’ advanced notice to Beijing Technology and the Founders.

Equity Disposition Agreement

Under the equity disposition agreement among the Founders, Beijing Technology and NetQin Beijing, the Founders irrevocably granted NetQin Beijing or its designated party an exclusive option to purchase from the Founders, to the extent permitted under PRC law, all or part of the equity interests in Beijing Technology for the minimum amount of consideration permitted by the PRC law. NetQin Beijing or its designated party has sole discretion to decide when to exercise the option, either in part or in full. Without NetQin Beijing’s consent, the Founders agree not to transfer, pledge, or otherwise dispose of their equity interest of Beijing Technology in any way. This agreement is effective for 10 years and renewable at NetQin Beijing’s sole discretion.

Equity Interest Pledge Agreement

Pursuant to equity interest pledge agreement between NetQin Beijing and the Founders, the Founders have pledged their respective equity interests in Beijing Technology to secure the Founders and Beijing Technology’s obligation under other agreements and for the payment by Beijing Technology under the exclusive technical consulting services agreement. The Founders agree that they shall not sell, mortgage or dispose of any of Beijing Technology’s equity interest without prior written consents from NetQin Beijing. This agreement is terminable only when the Founders and Beijing Technology’s obligation under the above three agreements have been fulfilled.

Loan Agreements

The Company and its subsidiaries have granted interest-free loans to the Founders with the sole purpose of providing funds necessary for the capital injection of Beijing Technology. Without the prior consent of the

Company, the Founders will not approve any transaction including merger, acquisition, new investments and etc., significantly affecting their shareholder rights of Beijing Technology. The loan is due if NetQin Beijing decides to exercise its exclusive purchase option under the equity disposition agreement. The loan is settled fully and only by the Founders transferring their equity interest of Beijing technology according to the equity disposition agreement and using the proceeds to pay off the loans. The interest-free loans to the Founders as of December 31, 2010 and 2011 were US$1,174 and US$1,222, respectively. The loans for capital injection are eliminated with the capital of Beijing Technology during consolidation.

Risks in Relation to the VIE Structure

The following consolidated financial information of VIE was included in the accompanying consolidated financial statements:

		As of December 31,
		2010	2011
		US$	US$
Total assets		17,467	84,873
Total liabilities		14,897	86,144

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$
Total net revenue	3,898	11,400	23,039
Net (loss) / income	(1,337)	2,829	(3,829)

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$
Net increase in cash and bank balances	559	6,936	66,007

Total consolidated assets of VIE as of December 31, 2010 and 2011 mainly comprised of cash and cash equivalents, accounts receivable, prepaid and other current assets and property and equipment. Total liabilities as of December 31, 2010 and 2011 mainly comprised of accounts payable, deferred revenue, accrued expense and other liabilities.

Net revenue comprised approximately 74%, 64% and 57% of the Group’s total net revenue for the years ended December 31, 2009, 2010 and 2011, respectively. All intercompany transactions and balances were eliminated upon consolidation.

In accordance with the VIE agreements, the Company has power to direct activities of the VIE, and can have assets transferred out of the VIE and its subsidiary. Therefore, the Company considers that there is no asset in the consolidated VIE that can be used only to settle obligations of the consolidated VIE except for registered capitals of the VIE and the VIE’s subsidiary amounting to US$1,749 as of December 31, 2011. As the consolidated VIE and its subsidiary are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIE.

Currently, there is no contractual arrangement that could require the Company to provide additional financial support to the VIE. As the Company is conducting its PRC premium mobile Internet services business through the VIE and its subsidiary, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE for which the Company being the ultimate primary beneficiary, and a VIE’s subsidiary.

These consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Company in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore, the Company or its subsidiary is the primary beneficiary of the entity.

All significant inter-company transactions and balances have been eliminated upon consolidation.

(b) Use of estimates

The preparation of these consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include the allowance for doubtful accounts, the valuation allowance of deferred tax assets, the estimated useful lives of long-lived assets, the impairment assessment of long-lived assets and equity investments and the valuation and recognition of share-based compensation.

(c) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(d) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months and less than one year. Interest earned is recorded as interest income in the consolidated statements of operations during the period.

(e) Available-for-sale investments

The Group invests in open ended investment funds and Renminbi (“RMB”) financial products issued by banks and other financial institutions. The funds invest in a combination of ordinary stock, government bonds, central bank bills, bank notes, and money market funds. The investments are classified as available-for-sale investments and are reported at fair value with unrealized gains or losses, if any, recorded as accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to profit or loss in the consolidated statements of operations during the period in which the gain or loss is realized on a specific identification basis.

The Group considers available evidence, including the duration and extent to which declines in fair value of the available-for-sale investments compared to cost, in determining whether any unrealized loss is “other-than-temporary”. Determination of whether declines in value are other-than-temporary requires significant judgment and if the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss in the consolidated statement of operations. The new cost basis will not be changed for subsequent recoveries in fair value. For each period presented, the Group did not record any charges to write down available-for-sale investments for other than temporary declines.

(f) Allowance for doubtful accounts

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Accounts receivable balances are written off after all collection efforts have been exhausted and the potential for recovery is considered remote. The following table presents movement of the allowance for doubtful accounts:

	Balance at Beginning of Year	Charged to Expenses	Write-Offs Net of Recoveries	Balance at End of Year
	US$	US$	US$	US$
Allowance for doubtful accounts
2009	—	—	—	—
2010	—	315	—	315
2011	315	321	—	636

(g) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Estimated useful lives of the assets
Computer equipment	3 years
Leasehold improvements	Shorter of lease terms and estimated useful lives
Electronic equipment	3 years
Office equipment	5 years
Motor vehicles	5 years

Expenditure for repairs and maintenance is expensed as incurred. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.

(h) Equity investments

The equity investment is comprised of an investment in a private-held company, Beijing Feiliu Jiutian Technology Co., Ltd. (“Beijing Feiliu”). The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group accounts for its investment in Beijing Feiliu using the equity method of accounting.

The Group assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary.

(i) Impairment of long-lived assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of long-lived assets was recognized for any of the periods presented.

(j) Functional currency and foreign currency translation

The Group’s reporting currency is the U.S. dollar (“US$”). The functional currency of NetQin, NetQin HK and NQ US is US$ while the functional currency of the Company’s PRC subsidiary, VIE and VIE’s subsidiary is RMB. The functional currency of newly established NQ Taiwan is Taiwan dollar. In the consolidated financial statements, the financial information of the Company’s subsidiaries, VIE and VIE’s subsidiary has been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of shareholders’ equity and comprehensive income.

Transactions denominated in currencies other than the functional currency are translated into prevailing functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of operations.

(k) Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and/or service has been performed, the price is fixed or determinable and collection is reasonably assured.

Revenue is recorded net of business tax and related surcharges of US$158, US$523 and US$1,238 for the years ended December 31, 2009, 2010 and 2011, respectively.

Revenues presented in the consolidated statements of operations include revenues from premium mobile Internet services and other services.

Premium mobile Internet services

Premium mobile Internet services revenues are derived principally from providing premium mobile security and productivity services to end users. The basic functions of security and productivity services, including anti-virus, anti-malware, anti-spam, privacy protection, data backup and recovery are free of charge. The customers are charged for updating the anti-virus database on a pay-per-use basis or paying a fee to subscribe to the premium security and productivity services including continuous update of anti-virus database, continuous update of the semantics of anti-spam, and advanced privacy protection on a monthly, quarterly, semi-annually, annually or life-long (of the handset subscribed) basis. The Group recognizes revenue for premium services considered to be software-related (e.g., mobile security services) in accordance with industry specific accounting guidance for software and software related transactions. For premium services where the customer does not take possession of fully-functioning software (e.g., mobile productivity services), the Group recognizes revenue pursuant to ASC 605, Revenue Recognition. Provided collectability is probable, revenue is recognized over the usage period which is the same for software-related services and services where software is incidental to the provision of the services. Basic functions and customer support are provided to end users free of charge, whether they subscribe to our services or not. Customer arrangements may include premium mobile security and productivity services which are multiple elements. Revenue on arrangements that include multiple elements is allocated to each element based on the relative fair value of each element. Fair value is generally determined by vendor specific objective evidence (“VSOE”). In October 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standard for multiple deliverable revenue arrangements, which provided updated guidance on whether multiple deliverables exist, how deliverables in an arrangement should be separated, and how consideration should be allocated. This standard eliminates the use of the residual method and requires arrangement consideration to be allocated based on the relative selling price for each deliverable. The selling price for each arrangement deliverable can be established based on VSOE or third-party evidence (“TPE”) if VSOE is not available. The new standard requires the application of an estimate of selling price (“ESP”) if neither VSOE nor TPE is available. On January 1, 2011, the Company adopted ASU 2009-13 on a prospective basis for applicable transactions originating or materially modified after December 31, 2010. The adoption of this standard did not have a significant impact on the Company’s revenue recognition for multiple deliverable arrangements. For all the periods presented, the usage period for the elements in arrangements that include multiple elements is the same. No allocation was performed as there is no impact from the allocation on revenue recognized.

Revenue for pay-per-use services is recognized on a per-use basis when the update is made. Proceeds from sale of subscription services are deferred when received and revenue for the subscription services is recognized on a straight-line basis over the estimated service period provided all revenue recognition criteria have been met. For the life-long subscription, the Group estimates the average service to be eighteen months based on the estimates of how often customers change their mobile phones.

The payment channels include wireless carriers and service providers, prepaid cards, and third party payment processors.

Wireless carriers and service providers. The Group, via SPs, cooperates with wireless carriers to provide premium mobile Internet services to the customers. In China, SPs have the exclusive licenses to contract with wireless carriers in offering premium mobile Internet services to the end users and they are mainly responsible for assisting in the billing of premium mobile Internet services. Wireless carriers are mainly responsible for billing, collection and customer support relating to the end users. Under certain circumstances, the Group itself is an SP and contracts directly with wireless carriers.

Fees paid for premium service are charged to the customers’ telephone bills and shared between the Group and wireless carriers. The sharing percentage is fixed and determined by wireless carriers. The Group does not enter into the arrangements directly with the wireless carriers except when the Group acts as an SP itself and the wireless carriers are not acting as an agent for the Group in the transactions. Therefore, the revenue recognized is net of the amounts retained by the wireless carriers.

The Group recognizes and reports its premium mobile Internet services revenues on a gross basis based on its and SPs’ portion of the billings as the Group has the primary responsibility for fulfilment and acceptability of the premium mobile Internet services and is considered a principal in the transactions. The amounts attributed to SPs’ share are determined pursuant to the arrangements between SPs and the Group and are recognized as costs of revenues.

To recognize premium mobile Internet services revenues, the Group relies on wireless carriers and SPs to provide it the billing confirmations for the amount of services they have billed to their mobile customers. At the end of each reporting period, when the wireless carriers or SPs are yet to provide the Group the monthly billing confirmations, the Group uses information generated from its internal system as well as the historical data to estimate the amounts of collectable premium mobile Internet services fees and to recognize revenue. Historically, there have been no significant adjustments to the revenue estimates.

Prepaid cards. The Group sells prepaid cards to customers through independent distributors. The customers can use the prepaid cards to subscribe to the premium services. Once the customers activate the premium service using the prepaid cards, the Group starts to recognize its revenues on a straight-line basis over the service period. While the Group has primary responsibility for fulfillment and acceptability, it does not have control of, and generally does not know, the ultimate selling price of the prepaid cards sold by the distributors, and therefore, net proceeds from the distributors form the basis of revenue recognition.

Third party payment processors. The customers can also subscribe to the Group’s premium service directly through its website and the billings are handled by third party payment processors. Under these circumstances, the Group has the primary responsibility for fulfilment and acceptability and recognizes the revenue on a gross basis. The amounts attributed to third party payment processors are recognized as costs of revenue.

Other services revenues

Other services revenues are derived principally from fees paid by third party business partners for referring customers to them and providing technology development service. The Group recognizes referral revenue when the referral occurs and the technology development revenue when the performance is completed.

(l) Cost of revenues

Cost of revenues primarily consists of customer acquisition cost paid to third party business partners based on number of end users referred by them, which are expensed when earned by third party business partners, fees paid to the handset makers for them to preload the Group’s software, fees paid to or retained by SPs and third party payment processors for their services relating to the billing of the Group’s premium mobile Internet services revenues, and staff costs of those departments directly involved in providing premium mobile Internet services and other services.

(m) Advertising costs

Advertising costs are expensed as incurred. Included in selling and marketing expense are advertising costs of US$1,761, US$1,781 and US$2,929 for the years ended December 31, 2009, 2010 and 2011, respectively.

(n) Research and development

Research and development related expenses consist primarily of payroll-related expenses. Costs incurred for the development of mobile security and productivity software prior to the establishment of technological feasibility are expensed when incurred. Once the software has reached technological feasibility with a proven ability to operate in the market, all subsequent software development costs are capitalized until that software is marketed. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and software design documentation. The costs incurred for development of software have not been capitalized because the period after the date technical feasibility is reached and the time when the software is marketed is short historically and the development cost incurred in the period are insignificant. The Group capitalizes certain costs relating to software developed to meet its internal requirements and for which there are no substantive plans to market the software. As software development costs that qualified for capitalization were insignificant, all software development costs have been expensed when incurred for the years ended December 31, 2009, 2010 and 2011.

(o) Operating lease

Leases where substantially all the risks and rewards of ownership of the assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight line basis over the lease periods.

(p) Other income

Other income mainly consists of government subsidies and income derived from American Depositary Receipt (“ADR”) arrangements entered into between the Company and an ADR depositary bank (“DB”) in February 2011.

Government subsidies are originally deferred when received upfront. The subsidies are recognized as other income in the period when the Group has met all of the conditions attached to the subsidies. During the years ended December 31, 2009, 2010 and 2011, the Group recorded other income for cash subsidies received from the PRC government of US$0, US$148 and US$155, respectively. As of December 31, 2010 and 2011, there was no deferral relating to cash subsidy received from the PRC government.

According to the ADR arrangements, the Company will have the right to receive series of reimbursements after the closing of Initial Public Offering (“IPO”) over the five-year term as a return of using DB’s services. Total fixed monetary reimbursements over the terms of this arrangement amounted to US$2.3 million. All the reimbursements are subject to the compliance of the Company on all term of the contracts, including the non-existence of default conditions stipulated in the contracts. The Company performed detailed assessments over such conditions and deemed these conditions remote as of December 31, 2011. Total reimbursements are recognized evenly over the contract term as other income. For the year ended December 31, 2011, the Group recorded other income of US$306.

(q) Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed.

The Group recorded employee benefit expenses of US$500, US$829 and US$1,250 for the years ended December 31, 2009, 2010 and 2011, respectively.

(r) Share-based compensation

The Group grants share options to its selected employees, directors and non-employees. Awards granted to employees are measured at the grant date based on the fair value of the award and are recognized as an expense using graded vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

Awards granted to non-employees are measured at fair value at the earlier of the commitment date or the date the services are completed. Awards are remeasured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are rendered and awards are vested. Changes in fair value between interim reporting dates are attributed consistent with the method used in recognizing the original compensation costs.

Binomial option-pricing model is adopted to measure the value of awards. The determination of fair value is affected by the share price as well as assumptions relating to a number of complex and subjective variables, including but not limited to the expected share price volatility, actual and projected employee and non-employee share option exercise behaviour, risk-free interest rates and expected dividends. The use of Binomial option-pricing model requires extensive actual employee and non-employee exercise behaviour data for the relative probability estimation purpose, and a number of complex assumptions.

Forfeiture rates are estimated at the time of grant and are revised in subsequent periods if actual forfeitures differ from those estimates.

(s) Non-controlling interest

Non-controlling interest represents the equity interest in subsidiaries that is not attributable, either directly or indirectly, to the Company’s shares in such subsidiaries. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest in the results of the Company is presented on the face of the consolidated statements of operations as an allocation of the total profit or loss for the periods between non-controlling shareholders and the shareholders of the Company.

(t) Income tax

Current income tax is provided on the basis of income for financial reporting purpose, adjusted for income and expense items which are not assessable or deductible for income tax purpose, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax is accounted for using the liability approach which requires the recognition of income tax payable or refundable for the current year and deferred income tax liabilities and assets for the future tax consequences of events that have been recognized in the Group’s financial statements or tax returns. Deferred income tax is determined based on the differences between the financial reporting and tax basis of assets and liabilities and is measured using the currently enacted income tax rates and laws. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in the consolidated statements of operations in the period when such changes are enacted. A valuation allowance is provided to reduce the carrying amounts of deferred income tax assets if it is considered more likely than not that a portion or all of the deferred income tax assets will not be realized.

Uncertain tax position

The Group adopted the guidance on accounting for uncertainty in income tax on January 1, 2008. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income tax in interim periods and related tax disclosures. Significant judgments are required in evaluating the Group’s uncertain tax positions and determining its provision for income tax. The Group did not have any interest and penalties associated with tax positions for the years ended December 31, 2009, 2010 and 2011. As of December 31, 2010 and 2011, the Group did not have any significant unrecognized uncertain tax positions.

(u) Statutory reserve

The Company’s PRC subsidiary, VIE and the VIE’s subsidiary in China are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (determined under the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including (i) general reserve fund; (ii) enterprise expansion fund; and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective companies. Appropriations to the other two reserve funds are subject to discretion of respective companies.

In accordance with China Company Laws, the Company’s PRC subsidiary, VIE and the VIE’s subsidiary that are domestic companies, must make appropriations from their after-tax profit (determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus funds; and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective companies. Appropriation to the discretionary surplus fund is made at the discretion of respective companies.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increase of registered capital of the respective companies. These reserves are not allowed to be transferred to the Company in any forms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

The Group has made no appropriations to general reserve fund, statutory surplus fund and other reserve funds for the years ended December 31, 2009, 2010 and 2011 as they were in loss position.

(v) Earnings/ (Loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of common shares by the weighted average number of common shares outstanding during the year using the two-class method. Under the two-class method, net income/(loss) is allocated between common shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to common shareholders adjusted for the effect of dilutive common share equivalents, if any, by the weighted average number of common and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents consist of restricted shares issuable upon the exercise of stock options (using the treasury stock method) and conversion of convertible preferred shares (using the if-converted method). Common share equivalents are not included in the denominator of the diluted earnings/(loss) per share calculation when inclusion of such shares were anti-dilutive, such as in a period in which a net loss is recorded.

(w) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, stockholder, or a related corporation.

(x) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by and distributions to shareholders. Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustment and unrealized gain or loss from available-for-sale investments.

(y) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Group’s chief operating decision-maker, the Chief Executive Officer, in deciding how to allocate resources and assess performance. The Group has internal reporting that does not distinguish between markets or segments as a whole. Hence, the Group has only one operating segment.

The Group generates its revenues from customers in the PRC and overseas. Net revenues from customers in the PRC were US$4,156, US$11,484 and US$23,017 for the years ended December 31, 2009, 2010 and 2011, respectively. Net revenues from its overseas customers were US$1,108, US$6,211 and US$17,654 for the years ended December 31, 2009, 2010 and 2011, respectively.

Substantially all the Group’s long-lived assets are located in PRC.

(z) Fair value measurement

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial assets and liabilities measured and recognized at fair value on a recurring basis and classified under the appropriate levels of the fair value hierarchy described above were as follows:

		Fair Value Measurements at Reporting Date Using
	Total Fair Value on Balance Sheets	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
As of December 31, 2010
Cash and cash equivalents	17,966	17,966	—	—
Term deposits	11,279	11,279	—	—

As of December 31, 2011
Cash and cash equivalents	69,510	69,510	—	—
Term deposits	58,563	58,563	—	—

(aa) Recently issued accounting standards

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This results in common fair value measurement and disclosure requirements in US GAAP and International Financial Reporting Standards. Including which, the amendments clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements, such as the application of the highest and best use and valuation premise concepts being only relevant when measuring the fair value of nonfinancial assets and are not relevant when measuring the fair value of financial assets or of liabilities. The amendments also change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. This update is to be applied prospectively for public entities during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted.

The Group will adopt this amendment at the beginning of 2012 but expects no significant impact on the consolidated financial statements of the Group.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This amendment eliminates the option for presenting components of other comprehensive income as part of the statement of changes in stockholders’ equity. It allows the entity in presenting the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in a two separate but consecutive statements. In addition, ASU 2011-05 also required an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented (the “Reclassification Presentation”). The amendments in ASU 2011-05 are to be applied retrospectively for public entities for fiscal years, and interim periods within those years, beginning December 15, 2011. Early adoption is permitted.

In December 2011, as a result of concerns raised by certain stakeholders on the presentation of Reclassification Presentation, the FASB issued ASU 2011-12 Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 suspending the Reclassification Presentation requirements. All entities should continue to report reclassification out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 continue to be effective and not affected. ASU 2011-12 contains the same effective date as that of ASU 2011-05.

The Group will adopt the amendment in ASU 2011-05 with the exception stipulated in ASU 2011-12 at the beginning of January 1, 2012 but expects no significant impact on the consolidated financial statements of the Group.

3. CONCENTRATION AND RISKS

(a) Credit risks

Financial instruments that potentially expose the Group to concentrations of credit risk primarily consist of cash and cash equivalents, term deposits, available-for-sale investments, accounts receivables and other receivables. As of December 31, 2010 and 2011, a majority of the Group’s cash and cash equivalents and term deposits were held by financial institutions located in the PRC that management believes are of high-credit ratings and quality.

(b) Concentration of risks

The Group collects premium mobile Internet services revenues from end users through wireless carriers, SPs and independent distributors. The top 10 of these intermediaries accounted for 91%, 87% and 93% of the total net revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

The following table summarizes the percentage of the Group’s revenues from Tianjin Yidatong Technology Development Co., Ltd. (“Yidatong”), wireless carriers, other SPs or independent distributors with over 10% of total net revenues:

	For the Years Ended December 31,
	2009	2010	2011
Yidatong	20%	21%	26%
A	48%	10%	1%
D	2%	10%	13%
F	0%	10%	10%

The following table summarizes the percentage of the Group’s accounts receivables due from Yidatong, wireless carriers, other SPs or independent distributors with over 10% of total accounts receivables:

	As of December 31,
	2010	2011
Yidatong	19%	20%
C	11%	4%
D	14%	23%
E	11%	12%

(c) Foreign currency risk

The Group conducts its business in both the PRC and overseas. A majority of the Group’s operating transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes based on the PRC central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the companies in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

(d) PRC Regulations

The Chinese market in which the Group operates exposes the Company to certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to provide mobile Internet services through contractual arrangements in the PRC since this industry remains highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, the status of properties leased for our operations and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC.

The relevant regulatory authorities would have broad discretion in interpreting applicable laws and regulations. If the PRC government determines that the Group does not comply with applicable laws and regulations, it could revoke the Group’s business and operating licenses, require the Group to discontinue or restrict its operations, restrict its right to collect revenues, block its website, impose additional conditions or requirements with which the Group may not be able to comply, or take other regulatory or enforcement actions against the Group that could be harmful to its business. The PRC government may also require the Group to restructure the Group’s operations entirely if it considers that its contractual arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact the Group’s business and operating results, as the PRC government is yet to find any such contractual arrangements to be in non-compliance. However, any such restructuring may cause significant disruption to the Group’s business operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE and its subsidiary or the right to receive their economic benefits, this may result in the Group being unable to control, and hence unable to consolidate, the VIE and its subsidiary.

4. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments consist principally of open ended investment funds and RMB financial products issued by banks and major financial institutions.

The Group recorded realized gains/(losses) of US$47, US$(102) and US$29 for the years ended December 31, 2009, 2010 and 2011, respectively. There was no unrealized gain / (loss) recorded as of December 31, 2010 and 2011 since all such investments were disposed during the years.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2010	2011
	US$	US$
Receivable from a preferred shareholder (Note 13)	2,200	—
Advances to Yidatong	2,154	—
Housing loans to employees (Note 18)	178	124
Advances to employees for business expenses	35	288
Deposits to suppliers	332	1,209
IPO related professional expenses	277	—
ADR reimbursements	—	214
Prepaid customer acquisition costs to Beijing Feiliu (Note 17)	—	689
Interest receivables	53	648
Receivables in connection with exercise of options	—	3,166
Share subscription monies receivables	—	354
Others	56	114

Total	5,285	6,806

6. PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2011
	US$	US$
Computer equipment	807	1,129
Leasehold improvements	594	624
Electronic equipment	148	261
Office equipment	142	189
Motor vehicles	—	50

Total	1,691	2,253
Less: accumulated depreciation	(710)	(1,175)

Property and equipment, net	981	1,078

The depreciation expense for property and equipment was US$245, US$346 and US$465 for the years ended December 31, 2009, 2010 and 2011, respectively.

7. INTANGIBLE ASSET, NET

	December 31,
	2010	2011
	US$	US$
Software	299	338
Domain name use right	—	1,550

Total	299	1,888
Less: Accumulated amortization	(166)	(298)

Acquired intangible assets, net	133	1,590

Software is amortized over five years on average in general. The amortization expense for acquired intangible assets was US$48, US$56 and US$132 for the years ended December 31, 2009, 2010 and 2011, respectively.

In July 2011, the Company purchased a domain name NQ.com from a third party (the “Licensor”) with a consideration of US$1,550. The Company has been granted an exclusive license for the use of the domain name for ten years from July 2011 to July 2021. Unless renewed, upon the expiration or earlier termination of this agreement, the Licensor shall have the right to license the domain name to any other party as the Licensor desires. However, if the Licensor intends to transfer the domain name to another party, the Licensor must first offer the domain name to the Company for purchase. If the Company decides not to purchase the domain name, Licensor may then transfer the domain name to a third party. The Company amortized the domain name using the straight-line method over the estimated useful lives of the domain name of ten years as set out in the contract terms. The amortization expense for acquired domain name use right was US$78 for the year ended December 31, 2011.

The estimated amortization expense for the intangible assets above for each of the next five years and beyond is as follows:

Amount
US$
For the year ending
2012	200
2013	195
2014	171
2015	168
2016	159
2017 and thereafter	697

Total	1,590

8. OTHER NON-CURRENT ASSETS

	December 31,
	2010	2011
	US$	US$
Prepaid customer acquisition costs to Beijing Feiliu (Note 17)	1,247	—
Housing loans to employees (Note 18)	420	374

Total	1,667	374

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2010	2011
	US$	US$
Salaries and social welfare payables	674	1,109
Other taxes payables	440	1,031
Rental payables	150	211
Accrued legal and professional expenses	500	790
Accrued traveling and entertainment expenses	28	164
Others	150	351

Total	1,942	3,656

10. SHARE-BASED COMPENSATION

On June 7, 2007, the Board of Directors of the Company passed a resolution to adopt the 2007 Global Share Plan (the “2007 Share Plan”) that provides for the granting of options to selected employees, directors and non-employee consultants to acquire common shares of the Company at exercise prices determined by the Board or the administrator appointed by the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 10,000,000 common shares for the issuance under the 2007 Share Plan. On December 15, 2007, the Board of Directors passed a resolution to increase the number of shares reserved for issuance under the Plan to 21,176,471 common shares. On April 26, 2010, December 15, 2010 and February 28, 2011, the Board of Director of the Company passed resolutions to increase the number of shares reserved for issuance under the 2007 Share Plan to 26,415,442, 36,415,442 and 44,415,442 common shares, respectively.

On March 15, 2011, the Board of Directors of the Company passed a resolution to adopt the 2011 Share Incentive Plan (the “2011 Share Plan”) that provides for the granting of options, restricted shares or restricted share units (collectively the “Awards”) to selected employees, directors, and non-employee consultants to acquire common shares of the Company. The exercise prices of the options are determined by the Board or the administrator appointed by the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 13,000,000 common shares for the issuance under the 2011 Share Plan. The Company may grant Awards that entitle holders to up to 13 million shares (the “Authorized Grant Pool”). For every year thereafter, starting in 2012, the Company may add up to a certain number of shares to the Authorized Grant Pool (the “Annual Increase Amount”). The Annual Increase Amount is defined as 13 million minus the shares underlying all awards granted in the previous year that are still outstanding.

All Company’s Awards will be exercisable only if Award holder continues employment or non-employee consultant provides service through each vesting date. Granted Awards follow any of the four vesting schedules (“Schedule I”, “Schedule II”, “Schedule III” and “Schedule IV”) below:

Schedule I:

1. 25% of the Awards will become vested on the first-year anniversary of the vesting commencement date;

2. 1/48 of the Awards will become vested each month on the same day of the month as the vesting commencement date over a three-year period thereafter, until fully vested (4 years) or vesting terminates pursuant to terms of the 2007 Share Plan or 2011 Share Plan

Schedule II:

1. 100% of the Awards will become vested on the first-year anniversary of the vesting commencement date.

Schedule III:

1. 100% of the Awards will become vested when granted and not subject to any vesting terms.

Schedule IV:

1. 25% of the Awards will become vested on the first-year anniversary of the vesting commencement date;

2. 1/60 of the Awards will become vested each month on the same day of the month as the vesting commencement date over a five-year period thereafter, until fully vested (6 years) or vesting terminates pursuant to terms of the 2007 Share Plan

All option awards will generally expire in 10 years from respective grant dates.

Option Modifications

On November 8, 2010, the Board of Directors approved a modification to the terms of all options issued to 69 non-employee consultants to accelerate their vesting on that date. The modification was at the sole discretion of the Company and was carried out based on the fulfilment of service commitment made by these non-employee consultants. As a result of this modification, the Company recognized all remaining unrecognised compensation expense of US$2,452 related to the modified options for the year ended December 31, 2010.

On February 28, 2011, the Board of Directors approved another modification to the terms of all options issued to 51 employees and 70 non-employee consultants to accelerate their vesting on that date. The modification was at the sole discretion of the Company and was carried out to incentivize the employees and based on the fulfillment of service commitment made by non-employee consultants, respectively. As a result of this modification, the Company recognized all remaining unrecognised compensation expense of US$285 related to modified options for the year ended December 31, 2011.

a. Share-based Compensation to One Executive Officer Contingent upon IPO

On December 15, 2010 and March 15, 2011, the Company agreed to grant 499,117 and 90,883 options respectively to one of its executive officers. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these options is measured on respective dates. At the same time, if the Company undertakes any additional equity financing before its IPO, it would issue additional options with the same terms to the executive officer so that total number of options granted would be equal to not less than 1% of the total shares, on a fully-diluted basis, outstanding on the date immediately preceding the closing of the Company’s IPO. These options contingent upon IPO were immediately and fully vested upon the closing of the Company’s IPO. The Company has completed its IPO on May 5, 2011, compensation expense of US$798 was recognized relating to these options contingent upon IPO for the year ended December 31, 2011 and there was no unrecognized compensation expense relating to these options as of December 31, 2011.

b. Share-based Compensation to a Significant Business Partner

On November 2, 2011, the Company agreed to grant 1,000,000 options to one of its significant business partners. These options were immediately and fully vested when granted. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these options is measured on the grant date. Compensation expense of US$833 was recognized relating to these options for the year ended December 31, 2011 and there was no unrecognized compensation expense relating to these options as of December 31, 2011.

The Company also agreed to grant up to 5,000,000 performance related options to this business partner upon achieving certain revenue targets or successfully bringing in a strategic operator set forth in the agreement. The

Group continuously performed assessment on the granting criteria and considered none of these performance-related criteria been met or expected to be met as of December 31, 2011, no related compensation expense was recognised.

As of December 31, 2010 and 2011, Awards available for future grants amounted to 994,825 and 2,970,500 common shares, respectively.

Options

The following tables summarize the Group’s share option activities for the years ended December 31, 2009, 2010 and 2011:

Granted to Employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of December 31, 2008	9,264,500	0.11	8.86	686

Options granted	3,268,500	0.25	—	—
Options forfeited or cancelled	(50,000)	0.07	—	—

Outstanding as of December 31, 2009	12,483,000	0.15	8.27	2,018

Options granted	12,184,000	0.25	—	—
Options granted contingent upon IPO	499,117	0.40	—	—
Options forfeited or cancelled	(120,500)	0.22	—	—

Outstanding as of December 31, 2010	25,045,617	0.20	8.58	33,775

Options granted	15,657,942	1.24	—	—
Options granted contingent upon IPO	90,883	0.40	—	—
Options exercised	(16,217,250)	0.14	—	—
Options forfeited or cancelled	(881,590)	0.53	—	—

Outstanding as of December 31, 2011	23,695,602	0.92	8.88	3,194

Vested and exercisable as of December 31, 2009	6,832,583	0.09	7.83	1,455
Vested and exercisable as of December 31, 2010	15,169,521	0.10	8.10	21,996
Vested and exercisable as of December 31, 2011	4,208,831	0.27	7.42	3,316

Granted to Non-Employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of December 31, 2008	6,155,000	0.17	9.03	76

Options granted	2,440,000	0.25	—	—

Outstanding as of December 31, 2009	8,595,000	0.19	8.39	985

Options granted	1,780,000	0.40	—	—

Outstanding as of December 31, 2010	10,375,000	0.23	6.12	13,716

Options granted	2,337,500	0.93	—	—
Options exercised	(10,375,000)	0.23	—	—

Outstanding as of December 31, 2011	2,337,500	0.93	9.92	283

Vested and exercisable as of December 31, 2009	3,066,771	0.16	7.96	463
Vested and exercisable as of December 31, 2010	10,375,000	0.23	6.12	13,716
Vested and exercisable as of December 31, 2011	1,000,000	0.91	9.84	144

Management is responsible for determining the fair value of options and restricted shares granted to employees and non-employees and considered a number of factors including valuations.

As disclosed in Notes 2(r), the Group’s share-based compensation cost is measured at the fair value of the award as calculated under the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

Granted to Employees	2009		2010		2011
Average risk-free interest rate		4.54%		3.92%		3.65%
Exercise Multiple		2.00		2.00		2.62
Expected Forfeiture Rate (Post-vesting)		2.00%		0.59%		0.75%
Weighted average expected option life		10 years		10 years		10 years
Volatility rate		72%		75%		72%
Dividend yield		0%		0%		0%
Share price	US$	0.245	US$	1.236	US$	1.622

Granted to Non-Employees	2009		2010		2011
Average risk-free interest rate		4.20%		3.41%		2.70%
Exercise Multiple		2.28		2.17		N/A
Expected Forfeiture Rate (Post-vesting)		—		—		—
Weighted average expected option life		10 years		10 years		10 years
Volatility rate		70%		65%		67%
Dividend yield		0%		0%		0%
Share price	US$	0.265	US$	0.648	US$	1.001

The Group estimated the risk free rates based on the yield to maturity of China government bonds denominated in US$ as at the option respective valuation dates. Exercise multiple is estimated as the ratio of fair value of stock over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Multiples of 2 to 3 were used for the options granted in valuation analysis. Life of the stock options is the contract life of the option. Based on the option agreement, the contract life of the option is 10 years. The expected volatility at the date of grant date and each option valuation date was estimated based on historical volatility of comparable companies for the period before the grant date with length commensurate with the expected term of the options. The Group has no history or expectation of paying dividends on its common shares. The Group estimated the fair value of the common shares using the income approach or market approach when valuing options granted before IPO while closing prices of the Company’s publicly traded shares were adopted when valuing options granted in post-IPO period.

The Group estimated the forfeiture rate to be 0%-3% for share options granted as of December 31, 2011.

The Group recorded options related share-based compensation expenses of US$889, US$12,502 and US$9,874 for the years ended December 31, 2009, 2010 and 2011, respectively, attributed using grade-vesting method over the requisite service period. As mentioned above, the Group also recorded related share-based compensation expense of US$798 for options granted to an executive upon the completion of IPO during this year. Total fair values of options vested are US$195, US$8,468 and US$2,736, for employees and US$340, US$3,105 and US$833 for non-employees during the years ended December 31, 2009, 2010 and 2011, respectively. Weighted average grant date fair values per option are US$0.1441, US$0.9854 and US$1.1021 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2009, 2010 and 2011.

As of December 31, 2010 and 2011, there was US$5,855 and US$15,741, respectively, of total unrecognized compensation expense related to non-vested share-based compensation arrangements under the 2007 Share Plan and 2011 Share Plan. Those costs are expected to be recognized over a weighted-average period of 1.97 years, 2.74 years and 3.10 years, respectively.

Restricted Shares

On May 6, 2011, the Group granted a number of restricted shares of the Company with a value of US$1,806 (the “Restricted Shares”) to one of its executive officers of NQ US as his signing incentives. The value of the Restricted Shares was calculated based on their grant date fair values. These Restricted Shares are subject to transfer restrictions with a vesting period of four years since the grant date and were valued at their estimated fair value on the date of the award. These shares were included in the Company’s 2011 Share Plan. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these Restricted Shares is measured on the grant date. Compensation expense of US$621 was recognized relating to the Restricted Shares for the year ended December 31, 2011 and unrecognized compensation expense relating to these Restricted Shares amounted to US$1,185 as of December 31, 2011.

The Group also agreed to award additional number of restricted shares of the Company with a value of US$250 for each contract executed with certain specific customers. The terms of each grant shall provide for full vesting on the second anniversary of the grant date based upon 1/24 vesting each month. The Group continuously performed assessments on the granting criteria and considered none of these performance-related criteria been met or expected to be met as of December 31, 2011, no related compensation expense was recognized.

The summary of Restricted Share activities as of December 31, 2011 and changes during the year is presented below:

	Number of shares	Fair value per share at grant date US$
Unvested as of January 1, 2011	—	—
Granted	1,075,000	1.6800
Vested	—	—

Unvested as of December 31 , 2011	1,075,000	1.6800

Expected to vest thereafter	1,075,000	1.6800

11. TAXATION

(a) Business tax (“BT”) and related surcharges

The Group’s PRC operations are subject to BT at the rate of 3% or 5%, for premium mobile Internet services, and 5% for other services. Related surcharges are 10% of BT. BT and the related surcharges are recognized when the revenue is earned.

(b) Income taxes

Cayman Islands

Under the common tax laws of the Cayman Islands, the Company is not subject to tax on its income, or capital gains, in addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate at 16.5% since the beginning of 2008.

United States

NQ US is subject to a 34% federal corporate income tax rate and, under certain circumstances, subject to certain state income tax in the United States. There was no significant operations of NQ US for the years ended December 31, 2010 and 2011.

Taiwan

The Group’s subsidiary established in Taiwan does not have significant operations since their inception during the year ended December 31, 2011.

Mainland China

On March 16, 2007, the National People’s Congress adopted the new Corporate Income Tax Law (the “New CIT Law”), which became effective from January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises by adopting a uniform income tax rate of 25%. Preferential tax treatments continue to be granted to entities that are qualified as “high and new technology enterprises strongly supported by the State”, or conducted business in encouraged sectors. An enterprise qualified as a “high and new technology enterprise” is entitled to a preferential income tax rate of 15%.

On August 3, 2005, the State Bureau of Taxation adopted the preferential tax treatments for the entities obtained the software enterprise qualification, after the New CIT Law became effective, entities qualifying software enterprise continued to be entitled to 2 years tax exemption from the first profitable year followed by 3 years preferential tax rate of 12.5% reduction in corporate income tax.

In addition, under the New CIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The withholding tax rate is 5% for the parent company in Hong Kong if the parent company is the beneficial owner of the dividend and approved by the PRC tax authority to enjoy the preferential tax benefit. The withholding tax rate is 10% for the parent company incorporated in other countries which do not have any tax treaty with the PRC. Such a withholding tax imposed on the dividend income received from the Company’s PRC entities will reduce the Company’s net income. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors.

The Company’s PRC entities CIT rate was as follows:

Beijing Technology was qualified as a high and new technology enterprise under the New CIT Law and it has successfully renewed this status in late 2011 which enabled it enjoying preferential income tax treatment for another 3 years up to 2013. Accordingly, it was subject to a rate of 7.5% from 2008 to 2010, and a rate of 15% thereafter so long as it continues to qualify as a high and new technology enterprise. The CIT rate was approved by Beijing Haidian District State Tax Bureau as a transitional treatment to allow the Beijing Technology to continue to enjoy its unexpired tax holiday provided by the previous income tax laws and rules. Beijing Technology paid CIT of US$27, US$0 and US$16 for the years ended December 31, 2009, 2010 and 2011, respectively.

NetQin Beijing was qualified as a software enterprise under the New CIT Law, which was entitled to enjoy preferential income tax treatment of income tax exemption for the first two years when it became profitable, followed by three years preferential income tax rate of 12.5% up to 2015. Accordingly, it was subject to zero income tax rate from 2011 to 2012, and a rate of 12.5% from 2013 to 2015. The CIT rate was approved by Beijing Haidian District State Tax Bureau as a software enterprise to allow the NetQin Beijing to enjoy its tax holiday provided by previous income tax laws and rules. Therefore, NetQin Beijing was not required pay any income tax for the years ended December 31, 2009, 2010 and 2011.

NetQin Beijing, was subject to the prevailing income tax rate of 25% on taxable income for the years ended 2009 and 2010.

Fuzhou NetQin was subject to a prevailing income tax rate of 25%.

The New CIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementation Rules of the New CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside the PRC should be considered a resident enterprise for PRC income tax purposes. However, due to limited guidance and implementation history of the New CIT Law, should the Company be treated as a resident enterprise for PRC income tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform income tax rate of 25% retroactive to January 1, 2008.

Composition of income tax expense

The current and deferred portions of income tax expense included in the Group’s consolidated statements of operations are as follows:

	For the Years Ended December 31,
	2009	2010	2011
	US$	US$	US$
Current income tax expense	—	218	96
Deferred income tax expense/(benefit)	—	183	(91)
Withholding tax expense	—	—	92

Income tax expense	—	401	97

Reconciliation between the PRC statutory CIT rate of 25% for 2009, 2010 and 2011 and the Company’s effective tax rate is as follows:

	For the Years Ended December 31,
	2009	2010	2011
Statutory EIT rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holidays	—	(4.6)%	25.4%
Effect of tax-exempted entity	5.0%	26.4%	(5.3)%
Effect of change in valuation allowance	17.7%	5.7%	5.3%
Withholding tax expense	—	—	(0.9)%
Other permanent book-tax differences	2.3%	1.8%	(0.4)%

Effective income tax rate	0.0%	4.3%	(0.9)%

The combined effects of the income tax expense exemption and reduction available to us are as follows:

	For the Years Ended December 31,
	2009	2010	2011
	US$	US$	US$
Tax holiday effect	—	(434)	(2,624)
Per share effect, basic	—	(0.009)	(0.015)
Per share effect, diluted	—	(0.009)	(0.014)

Deferred income tax

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred income tax assets and liabilities consist of as follows:

	December 31,
	2010	2011
	US$	US$
Deferred income tax assets, current
Accruals	71	74
Other differences	27	70

Total current deferred income tax assets	98	144
Less: Valuation allowance	(98)	(144)

Net current deferred income tax assets	—	—

Deferred income tax assets, non-current
Equity investment	368	232
Net operating loss carry forwards	2	757
Other differences	8	18

Total non-current deferred income tax assets	378	1,007
Less: Valuation allowance, non-current	(378)	(1,007)

Net non-current deferred income tax assets	—	—

Deferred income tax liabilities, current
Prepaid customer acquisition costs	—	103

Total current deferred income tax liabilities	—	103

Deferred income tax liabilities, non-current	—	—
Prepaid customer acquisition costs	187	—

Total non-current deferred income tax liabilities	187	—

Movement of valuation allowance

	December 31,
	2010	2011
	US$	US$
Balance at beginning of the year	440	476
Current year addition	36	675
Current year reversal	—	—

Balance at end of the year	476	1,151

The Group had net operating loss carry forwards of US$4,398 primarily attributable to Beijing Technology and Fuzhou NetQin as of December 31, 2011 which will expire on various dates from December 31, 2015 to December 31, 2016.

12. (LOSS)/ EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss)/earnings per share indicated for the periods presented:

	For the Years Ended December 31
	2009	2010	2011
	US$	US$	US$
Numerator:
Numerator for basic (loss)/earnings per share	(6,543)	(17,053)	8121
Accretion of redeemable convertible preferred shares*	—	—	—
Beneficial conversion feature of redeemable convertible preferred shares*	—	—	89
Allocation of net income to participating preferred shareholders	—	—	100

Numerator for diluted (loss)/earnings per share	(6,543)	(17,053)	8,310

Denominator:
Weighted average number of common shares outstanding-basic	42,251,533	49,683,230	173,373,462
Dilutive effect of convertible preferred shares*	—	—	11,295,890
Dilutive effect of share options and restricted shares*	—	—	8,868,622

Weighted-average number of common shares outstanding, diluted	42,251,533	49,683,230	193,537,974

Basic net (loss)/earnings per share	(0.15)	(0.34)	0.05
Diluted net (loss)/earnings per share	(0.15)	(0.34)	0.04
Basic net (loss)/earnings per ADS**	(0.77)	(1.72)	0.23
Diluted net (loss)/earnings per ADS**	(0.77)	(1.72)	0.21

*	The potentially dilutive securities that were not included in the calculation of dilutive net (loss)/earnings per share in those periods where their inclusion would be anti-dilutive include convertible preferred shares of 68,176,471, 90,460,988 and 27,649,375, respectively, and share options and restricted shares of 14,376,793, 17,099,899 and 0, respectively, for the years ended December 31, 2009, 2010 and 2011.
**	The Company was listed on May 5, 2011 with issuance of a total of 7,750,000 American Depositary Shares (“ADSs”) at a public offering price of $11.50 per ADS. Each ADS represents five Class A common shares. The net (loss) / earnings per ADS for the years ended December 31, 2009 and 2010 were calculated using the same conversion ratio assuming the ADSs existed during these periods.

13. CONVERTIBLE PREFERRED SHARES

On June 7, 2007 and June 22, 2007, the Company issued an aggregate of 33,250,000 Series A Convertible Preferred Shares (“Series A Preferred Shares”) for an aggregate purchase price of US$3,325, or US$0.1000 per Series A Preferred Share and incurred direct equity issuance costs of US$83.

On December 15, 2007, the Company issued 34,926,471 Series B Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) for an aggregate purchase price of US$12,500 or US$0.3580 per Series B Preferred Share and incurred direct equity issuance costs of US$100.

On April 26, 2010, the Company issued 29,687,500 Series C Redeemable Convertible Preferred Shares (“Series C Preferred Shares”) for an aggregate purchase price of US$17,000 or US$0.5726 per Series C Preferred Share and incurred direct equity issuance costs of US$21.

On November 12 and December 7, 2010, the Company issued an aggregate of 16,773,301 Series C-1 Redeemable Convertible Preferred Shares (“Series C-1 Preferred Shares”) for an aggregate purchase price of US$14,120 or US$0.8418 per Series C-1 Preferred Share and incurred direct equity issuance costs of US$5.

The Series A, B, C, and C-1 Preferred Shares are collectively referred to as the “Preferred Shares”. As of December 31, 2010, Preferred Shares are comprised of the following:

Series	Issuance Date	Shares Issued and Outstanding	Issue Price per Share	Conversion Price per Share	Proceeds from Issuance, Net of Issuance Costs
			US$	US$	US$
A	June 5, 2007/June 22, 2007	33,250,000	0.1000	0.1000	3,242
B	December 15, 2007	34,926,471	0.3580	0.3850	12,400
C	April 26, 2010	29,687,500	0.5726	0.5726	16,979
C-1	November 12/December 7, 2010	16,773,301	0.8418	0.8418	14,115

		114,637,272

Among the total of 6,682,226 Series C-1 Preferred Shares issued on December 7, 2010, 2,613,560 shares were issued to an investor from Taiwan for the amount of US$2,200. The investor from Taiwan was fully committed and the shares were issued on December 7, 2010. Due to the foreign currency exchange remittance administrative procedures, a receivable of US$2,200 was recorded as other current assets as of December 31, 2010 and this receivable was subsequently paid off in January 2011.

All Preferred Shares have a par value of US$0.0001 per share. The rights, preferences and privileges of the Preferred Shares are as follows:

Conversion

Each preferred share is convertible, at the option of the majority shareholders for each class with regarding to the conversion of each class, at any time after the date of issuance of such preferred shares into such number of common shares according to a conversion ratio determined by dividing the original issuance price by the applicable conversion price. Each share of Series A, Series B, Series C and Series C-1 Preferred Share is convertible into one common share and is subject to adjustments for certain events, including but not limited to share splits and combinations, common share dividends and distributions, reorganizations, mergers, consolidations, reclassifications, exchanges, and substitutions. The conversion price is also subject to adjustment in the event the Company issues additional common shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution.

Each preferred share is automatically be converted into common shares at the then effective applicable conversion price, upon (i) the closing of a Qualified IPO, or (ii) the written consent of holders of more than fifty percent (50%) of the outstanding Preferred Shares of each class with respect to conversion of each class. The Qualified IPO is defined as a firm commitment underwritten registered public offering by acceptable to the holders of a majority of the then outstanding holders of a majority of the then outstanding Preferred Shares holders, for each class voting as a separate class, and to the Company with aggregate offering proceeds (before deduction of fees, commissions or expenses) to the Company and selling shareholders, if any, of not less than US$40 million (or any cash proceeds of other currency of equivalent value) that reflects a market valuation of the Company of not less than US$200 million and the price per share of no less than US$1.00.

As of December 31, 2010, the Company had reserved 114,637,272 shares of common shares for the conversion of the preferred shares based on the respective conversion ratio of each class.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of preferred shares shall be entitled to receive an amount per share equal to 100% of the original purchase price plus all dividends accrued, or declared and unpaid. If the assets and funds distributed among the holders are insufficient to permit the payment of the full preferential amounts, then the holders of Series C Preferred Shares and Series C-1 Preferred Shares shall be entitled to be paid first out of the assets of the Company available for distribution among the shareholders, prior and in preference to any payment on all other series of preferred shares and Common Shares, followed in sequence by Series B Preferred Shares, Series A Preferred Shares, and Common Shares. After payment of the full amounts from above, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of Preferred Shares and Common Shares in proportion to the number of outstanding shares held by each such holder on an as converted basis, provided that the amount of distribution or payment to each holder of Series A Preferred Shares shall not exceed 500% of the original purchase price of Series A Preferred Shares.

In the event of any consolidation, amalgamation, merger, any other reorganization including a sale or acquisition of the Common Shares, or other transaction involving the Company in which its shareholders do not retain a majority of the voting power in the surviving entity, a sale of all or substantially all the Company’s assets, termination of or making any unilateral amendments to any of the VIE agreements, and the exclusive licensing of all or substantially all of the Company’s intellectual property to a third party (“Liquidation Event”), any proceeds shall be distributed to the Preferred Share holders unless waived by majority of the Preferred Shareholders.

Redemption

Beginning on or after fourth anniversary following the issuance of the Series B Preferred Shares, at the option of a holder of the Series B Preferred Shares, the Company shall redeem all of the outstanding Series B Preferred Shares held by the requesting holder at a redemption price equal to the original purchase price of Series B Preferred Shares x (1.10) N plus all declared but unpaid dividends. “N” means a fraction the numerator of which is the number of calendar days between the original Series B issue date and the date when the Series B Preferred Shares are redeemed and the denominator of which is 365. In association of the issuance of Series C Preferred Share, the redemption commencement date for Series B Preferred Shares has been changed to be the fourth anniversary following the issuance of the Series C Preferred Shares. This is deemed to be a wealth transfer between different classes of Preferred Shares and there is no accounting treatment.

Beginning on or after fourth anniversary following the issuance of the Series C Preferred Shares, at the option of a holder of the Series C or Series C-1 Preferred Shares, the Company shall redeem all of the outstanding Series C or Series C-1 Preferred Shares held by the requesting holder at a redemption price equal to the original purchase price of Series C or Series C-1 Preferred Shares plus all declared but unpaid dividends.

Dividends

The Series C Preferred Shares shall rank pari passu with Series C-1 Preferred Shares in terms of rights to receive dividends and distributions from the Company, followed in sequence by Series B Preferred Shares, Series A Preferred Shares, and Common Shares. Each Preferred Shares holder is entitled to receive, on an annual basis, preferential, non-cumulative dividends at the rate equal to the greater of (i) 8% of the original issue price and (ii) the dividend that would be paid with respect to the Common Shares into which the Preferred Shares could be converted. Dividends shall not accumulate or accrue unless declared. No dividends on preferred and Common Shares have been declared since the inception through December 31, 2010 and up to the date of completion of IPO on May 5, 2011.

Voting Rights

The holders of Preferred Shares have voting rights equal to the number of Common Shares then issuable upon their conversion into Common Shares. Such holders of the Preferred Shares are entitled to vote on such matters at any meeting of the Company.

The Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets. The Company also recorded accretion on the Series B Preferred Shares and Series C Preferred Shares to the redemption value from respective issuance dates to respective earliest redemption dates. For the years ended December 31, 2009, 2010 and 2011, such accretion amounted to US$1,393, US$1,529 and US$533 for Series B Preferred Shares, respectively, and US$0, US$4 and US$2, respectively, for Series C Preferred Shares against additional paid-in capital.

The Company has determined that conversion and redemption features embedded in the redeemable convertible preferred shares are not required to be bifurcated and accounted for as a derivative.

No beneficial conversion feature charge was recognized for the issuance of Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares as the estimated fair value of the Common Shares is less than the conversion price on the dates of issuance and at the time of the aforementioned conversion adjustment assessment.

For Series C-1 Preferred Shares, as the estimated fair value of the Common Shares is higher than the conversion price on the dates of issuance and at the time of the abovementioned conversion adjustment assessment, the excess of estimated fair value of the Common Shares and the conversion price is deemed to be the beneficial conversion feature and was allocated to additional paid-in capital from the total proceeds. Subsequently, it was immediately recognized as a deemed dividend against additional paid-in capital with the corresponding increase to the carrying value of the Series C-1 Preferred Shares because the Series C-1 Preferred Shares are convertible upon issuance for the year ended December 31, 2010.

Conversion to Common Shares upon Completion of IPO

Upon the completion of the IPO on May 5, 2011, each Preferred Share was automatically converted into one Class B common share. As a result, 114,637,272 Class B common shares were issued, and the balance of Preferred Shares was transferred to common shares and additional paid-in capital as of May 5, 2011.

14. COMMON SHARES

Upon inception, the Company had 1 common share issued and outstanding to RPL. On June 5, 2007, the Company issued 54,999,999 restricted common shares to the RPL for a consideration of US$5 equal to the par value of US$0.0001. The Company is granted the right, exercisable at any time during the sixty-day period following the date on which any of Founders cease for any reason to remain in service, to repurchase from the RPL at the par value all or any portion of the shares in which the RPL has not acquired a vested interest.

50% of restricted shares were vested immediately upon the issuance, which enabled the Company effect a share split from 1 share to 27,500,000 shares to the only existing Common Shareholder. The purchase price, or the par value, was recorded as common share.

50% of restricted shares were vested in 36 equal and continuous monthly installments for each subsequent monthly period following the issuance date, provided that the Founders’ continuous service for the Company. The vesting portion for each of the Founders equals to their ownership percentage in RPL. These shares issued are determined to be share-based compensation. The Company estimated the fair value of the shares at the issuance date using the income approach. The difference between the fair value and par value is recognized as compensation expense using graded vesting method over the required service period, which is the vesting period. For the years ended December 31, 2009, 2010 and 2011, the Company recognized compensation expense of US$289, US$64 and US$0, respectively. As of December 31, 2010 and 2011, there was no restricted share that was unvested. No originally issued restricted shares were forfeited.

On June 22, 2007, in association with the issuance of Series A Preferred Shares (see Note 13), the Company repurchased 3,250,000 vested shares from RPL for a consideration of US$325 or US$0.1 per common share. The shares repurchased were retired immediately.

On December 17, 2007, in association with the issuance of Series B Preferred Shares (see Note 13), the Company repurchased 1,397,059 vested shares from RPL for a consideration of US$500 or US$0.358 per common share. The shares repurchased were retired immediately.

The common shares reserved for issuance upon conversion of the Preferred Shares and the common shares reserved for issuance upon exercise of the Awards were as follows:

	For the Years Ended December 31
	2009	2010	2011
Reserved for issuance upon conversion of the Preferred Shares (Note 13)	68,176,471	114,637,272	—
Reserved for issuance upon exercise of the Awards (Note 10)	21,176,471	36,415,442	44,537,192

On March 11, 2011, special resolutions have been passed by the Shareholders that the Company shall (i) increase and vary its authorised share capital and (ii) amend and restate its memorandum and articles of association. It was resolved that conditional and immediately upon the completion of the IPO, the authorised share capital of the Company be varied and increased (the “Variation of Capital”) as follows:

(a) 199,647,059 common shares (all of which are authorised but unissued immediately prior to the completion of the IPO) be re-designated as Class A common shares, having the rights, preferences, privileges and restrictions set out in the Sixth Amended and Restated Memorandum and Articles of Association attached hereto as Exhibit A (the “Sixth M&A”) adopted pursuant to these resolutions;

(b) all of the issued common shares and preferred shares that are outstanding at such time be immediately and automatically converted into Class B common shares of the Company (“Class B common shares”), each of a par value of US$0.0001, on a 1:1 basis (the “Conversion”);

(c) all of the issued and outstanding options granted by the Company pursuant to the 2007 Plan shall entitle the option holders to a number of Class B common shares equivalent to the number of common shares as originally set out in the relevant award agreement.

(d) the authorised share capital of the Company be increased by the creation of (i) 360,352,941 Class A common shares of a nominal or par value of US$0.0001 each, to rank pari passu with all other Class A common shares, and (ii) 75,009,787 Class B common shares of a nominal or par value of US$0.0001 each, to rank pari passu with all other Class B common shares, in each case having the rights provided for under the Sixth M&A adopted pursuant to these resolutions.

Following the Variation of Capital pursuant to this resolution, the authorised share capital of the Company shall be US$80, divided into (i) 560,000,000 Class A common shares with a par value of US$0.0001 each and (ii) 240,000,000 Class B common shares with a par value of US$0.0001 each.

Holders of Class A common shares and Class B common shares have the same rights except for the following:

(a) Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share.

(b) Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

(c) Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder and which is not any of our founders or any affiliates of our founders, such Class B common shares shall be automatically and immediately converted into equal number of Class A common shares.

On May 5, 2011, the Company completed its IPO of a total of 7,750,000 ADS with a gross proceed of US$89,125 and the Variation of Capital described above was effective as of the same date. Immediately following the closing of the IPO, the Company had 38,750,000 outstanding Class A common shares represented by 7,750,000 ADSs and all of the Company’s 114,637,272 outstanding Preferred Shares were converted into Class B common shares immediately as of the same date.

15. RELATED PARTY TRANSACTIONS

Except for the customer acquisition activities and financial guarantees received from RPL on housing loans to certain employees disclosed respectively in Notes 17 and 18, there was no related party transaction during the years ended December 31, 2009, 2010 and 2011, respectively.

16. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into various operating lease agreements principally for its office spaces in Mainland China, Taiwan and the United States. Rental expenses under operating leases for the years ended December 31, 2009, 2010 and 2011 were US$483, US$474 and US$743, respectively.

The future obligations for operating leases as of December 31, 2011 are as follows:

Amount
US$
For the year ending
2012	989
2013	985
2014	999
2015	1,022
Beyond 2016	1,824

Total minimum payment required	5,819

Contingencies

There were no significant legal contingencies during all periods presented.

17. EQUITY INVESTMENT IN BEIJING FEILIU

On September 1, 2010, Beijing Technology signed an agreement under which Beijing Technology paid US$2,462 to Beijing Feiliu in exchange for 1) 33% equity interest in Beijing Feiliu, and 2) the prepaid customer acquisition cost. The Group estimates separately the fair value of its equity investment and the fair value of the prepaid customer acquisition cost. Based on their relative fair value, the Group allocated US$1,007 as equity investment and US$1,455 as prepaid customer acquisition cost. The prepaid customer acquisition cost is being amortized until May 2012 based on the number of estimated users developed for each reporting period under this program. For the years ended December 31, 2010 and 2011, US$220 and US$606 were recorded in cost of revenues for customer acquisition costs, respectively.

The Group has significant influence over Beijing Feiliu. Therefore, the equity investment was accounted for using the equity method with the cost allocation as follows:

Allocated Value
US$
Share of net tangible assets acquired	151
Goodwill	856

Investment in Beijing Feiliu	1,007

The change in Group’s investment is summarized as follows:

Beijing Feiliu
US$
Balance as of December 31, 2009	—
Investment in Beijing Feiliu	1,007
Share of loss in equity investment	(7)
Cumulative translation difference	12

Balance as of December 2010	1,012
Share of profit in equity investment	119
Cumulative translation difference	51

Balance as of December 2011	1,182

18. HOUSING LOANS TO EMPLOYEES

In June 2010, the Group entered into housing loan contracts with 10 employees, under which the Group provided interest free housing loans to the employees with the original amount of US$180 per employee. The loans were subsequently modified so that the employees are required to repay the first US$60 by installment of US$1 per month within 5 years, and repay the remaining US$120 due immediately following the signing of the loan agreements. In November 2011, the Group entered into a housing loan contract with an employee, under which the Group provided an interest-free housing loan to the employee with the original amount of US$79. These loans were guaranteed by RPL. The Group discounted the future collection of the loans with the rate the Company would charge to an employee as if the employee were to get a loan from a third party and recorded separately as current portion and non-current portion. As of December 31, 2011, housing loans to employees recorded as other current assets and other non-current assets were US$124 (2010: US$178) and US$374 (2010: US$420), respectively.

19. SUBSEQUENT EVENTS

In February 2012, Beijing Technology established QingYun (Tianjin) Financial Management Co., Ltd. (“Tianjin QingYun”), a wholly-owned subsidiary with registered capital of RMB10 million. Tianjin QingYun will primarily engage in provision of management’s services.

In December 2011, Fuzhou NetQin passed a shareholders’ resolution in deregistering Fuzhou NetQin and Fuzhou NetQin was formally deregistered in February 2012.

In March 2012, the Board of Directors passed a resolution in changing the name of the Company from NetQin Mobile Inc. to NQ Mobile Inc. This resolution is subject to approval in extraordinary general meeting to be held in April 2012.

20. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary, VIE and VIE’s subsidiary only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary, VIE and VIE’s subsidiary in China are required to make annual appropriations of 10% of after-tax profit to general reserve fund or statutory surplus fund. As a result of these PRC laws and regulations, the Company’s PRC subsidiary, VIE and VIE’s subsidiary are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. Total restricted net assets of the Company’s PRC subsidiary, VIE and VIE’s subsidiary were US$33,680 and US$30,482 as of December 31, 2010 and 2011, respectively.

NetQin Mobile Inc.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

NETQIN MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

		As of
	Note	December 31, 2011	March 31, 2012
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		69,510	58,888
Term deposits		58,563	72,129
Accounts receivable, net of allowances of US$636 and US$569 as of December 31, 2011 and March 31, 2012, respectively		21,379	25,138
Prepaid expenses and other current assets	3	6,806	11,227

Total current assets		156,258	167,382

Equity investment in an associate		1,182	1,306
Property and equipment, net	4	1,078	1,248
Intangible assets, net		1,590	1,540
Other non-current assets	5	374	414

Total Assets		160,482	171,890

LIABILITIES
Current liabilities:
Accounts payable		1,014	1,646
Receipt in advance		—	322
Deferred revenue		7,090	8,317
Accrued expenses and other current liabilities	6	3,656	5,825
Tax payable	8	368	411
Deferred tax liabilities, current	8	103	75

Total current liabilities		12,231	16,596

Noncurrent liabilities:
Other non-current liabilities		—	414

Total Liabilities		12,231	17,010

Commitments and contingencies
MEZZANINE EQUITY
Mezzanine classified non-controlling interest	9	—	451
SHAREHOLDERS’ EQUITY
Common shares		22	22
Additional paid-in capital		157,064	161,070
Accumulated deficit		(11,743)	(9,612)
Accumulated other comprehensive income		2,841	2,949

Total NetQin Mobile Inc.’s shareholders’ equity		148,184	154,429

Non-controlling interest		67	—

Total shareholders’ equity		148,251	154,429

Total Liabilities, Mezzanine Equity and Shareholders’ Equity		160,482	171,890

The accompanying notes are an integral part of this unaudited interim condensed consolidated financial information.

NETQIN MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

		For the Three Months Ended March 31,
	Note	2011	2012
		US$	US$
Net Revenues
Premium mobile Internet services		6,570	13,885
Other services		1,052	2,091

Total net revenues		7,622	15,976

Cost of revenues*		(1,503)	(3,421)

Gross profit		6,119	12,555

Operating expenses:
Selling and marketing expenses*		(1,453)	(3,192)
General and administrative expenses*		(2,124)	(6,539)
Research and development expenses*		(999)	(1,485)

Total operating expenses		(4,576)	(11,216)

Income from operations		1,543	1,339

Interest income		76	682
Foreign exchange gain/(loss), net		98	(63)
Other income, net		—	115

Income before income taxes		1,717	2,073

Income tax benefit/(expense)	8	11	(65)
Share of (loss)/profit from an associate		(66)	123

Net income		1,662	2,131

Net income attributable to the non-controlling interest		(4)	—

Net income attributable to NetQin Mobile Inc.		1,658	2,131

Accretion of redeemable convertible preferred shares		(399)	—
Allocation of net income to participating preferred shareholders		(1,132)	—

Net income attributable to common shareholders		127	2,131

Net income		1,662	2,131
Other comprehensive income: foreign currency translation adjustment		235	108

Comprehensive income		1,897	2,239
Comprehensive income attributable to non-controlling interest		(4)	—

Comprehensive income attributable to NetQin Mobile Inc.		1,893	2,239

Net earnings per common share, basic	10	0.0021	0.0092
Net earnings per common share, diluted	10	0.0016	0.0088
Net earnings per ADS, basic	10	0.0105	0.0460
Net earnings per ADS, diluted	10	0.0080	0.0440
Weighted average number of common shares outstanding:
Basic		59,373,030	230,516,523
Diluted		81,296,286	242,951,657
Weighted average number of ADS outstanding:
Basic		11,874,606	46,103,305
Diluted		16,259,257	48,590,331
*Share-based compensation expense included in:	7
Cost of revenues		7	52
Selling and marketing expenses		69	427
General and administrative expenses		1,249	3,574
Research and development expenses		115	203

The accompanying notes are an integral part of this unaudited interim condensed consolidated financial information.

NETQIN MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

(In thousands, except for share data)

	Attributable to NetQin Mobile Inc.’s Shareholders’ (Deficit)/Equity
	Common Share		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Non-Controlling Interest	Total Shareholders’ (Deficit)/ Equity
	Number of Shares	Amount
		US$	US$	US$	US$	US$	US$
Balance as of January 1, 2011	50,352,941	5	12,006	(21,994)	1,592	68	(8,323)

Exercise of options		—	4,221	—	—	—	4,221
Share-based compensation		—	1,440	—	—	—	1,440
Accretion of redeemable convertible preferred shares		—	(399)	—	—	—	(399)
Foreign currency translation adjustment		—	—	—	235	—	235
Net income		—	—	1,658	—	4	1,662

Balance as of March 31, 2011	50,352,941	5	17,268	(20,336)	1,827	72	(1,164)

						—
Balance as of January 1, 2012	216,618,463	22	157,064	(11,743)	2,841	67	148,251

Exercise of options	3,076,095	—	201	—	—	—	201
Share-based compensation		—	3,805	—	—	—	3,805
Foreign currency translation adjustment		—	—	—	108	—	108
Net income		—	—	2,131	—	—	2,131
Disposal of a subsidiary		—	—	—	—	(67)	(67)

Balance as of March 31, 2012	219,694,558	22	161,070	(9,612)	2,949	—	154,429

The accompanying notes are an integral part of this unaudited interim condensed consolidated financial information.

NETQIN MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended March 31,
	2011	2012
	US$	US$
Cash flows from operating activities:
Net income	1,662	2,131
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	105	176
Allowance for / (Reversal of) doubtful accounts	86	(67)
Share-based compensation	1,440	4,256
Deferred income tax	(19)	(28)
Foreign exchange (gain)/loss, net	(98)	63
Share of loss / (profit) of an associate	66	(123)
Other income from ADR depositary arrangement	—	(80)
Changes in operating assets and liabilities:
Accounts receivable	(1,939)	(3,692)
Prepaid expenses and other current assets	(378)	(76)
Other non-current assets	128	—
Accounts payable	(156)	632
Receipt in advance	—	322
Deferred revenue	699	1,227
Accrued expenses and other current liabilities	370	1,581
Other non-current liabilities	—	414
Tax payable	12	43

Net cash provided by operating activities	1,978	6,779

Cash flows from investing activities:
Placement of term deposits	—	(13,566)
Proceeds from the repayment of the advance to Tianjin Yidatong Technology Development Co., Ltd.	2,154	—
Disbursements from the lending of a housing loan to an employee	—	(80)
Proceeds from the repayments of the housing loans to employees	50	1
Prepayments made in relation to potential acquisitions	—	(3,748)
Purchase of property and equipment and intangible assets	(97)	(272)

Net cash provided by / (used in) investing activities	2,107	(17,665)

Cash flows from financing activities:
Proceeds from issuance of Series C-1 convertible redeemable preferred shares (net of issuance costs of US$5)	2,200	—
Cash distributed to non-controlling shareholder upon disposal of a subsidiary	—	(67)
Proceeds from exercising of share options	—	285

Net cash provided by financing activities	2,200	218

Effect of exchange rate changes on cash and cash equivalents	205	46
Net increase/(decrease) in cash and cash equivalents	6,490	(10,622)
Cash and cash equivalents at the beginning of the period	17,966	69,510

Cash and cash equivalents at the end of the period	24,456	58,888

The accompanying notes are an integral part of this unaudited interim condensed consolidated financial information.

NETQIN MOBILE INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

(In thousands, except for share and per share data)

1.	THE COMPANY AND BASIS OF PRESENTATION

NetQin Mobile Inc. (“NetQin”, or the “Company”), through its subsidiaries, its variable interest entity (“VIE”), and the VIE’s subsidiary is principally engaged in the provision of mobile Internet services relating to mobile security and productivity needs in the People’s Republic of China (the “PRC” or “China”) and overseas markets. The services delivered include anti-virus, anti-malware, anti-spam, privacy protection, data backup and recovery and data management. The Company, its subsidiaries, its VIE and the VIE’s subsidiary are hereinafter collectively referred to as the “Group”.

The following unaudited consolidated financial information of VIE and its subsidiaries was included in the accompanying unaudited interim condensed consolidated financial information:

	December 31, 2011	March 31, 2012
	US$	US$
Total assets	84,873	98,872
Total liabilities	86,144	100,734

	For the Three Months Ended March 31,
	2011	2012
	US$	US$
Total net revenue	4,823	8,550
Net income/(loss)	44	(524)

	For the Three Months Ended March 31,
	2011	2012
	US$	US$
Net increase in cash and bank balances	200	9,323

Total consolidated assets of VIE as of December 31, 2011 and March 31, 2012 mainly comprised of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets and property and equipment. Total consolidated liabilities as of December 31, 2011 and March 31, 2012 mainly comprised of accounts payable, deferred revenue, accrued expense and other liabilities.

Net revenue comprised approximately 63% and 54% of the Group’s total net revenue for the three months ended March 31, 2011 and 2012, respectively. All intercompany transactions and balances were eliminated upon consolidation.

The accompanying unaudited interim condensed consolidated financial information includes the financial information of the Company, its subsidiaries, its VIE for which the Company is the ultimate primary beneficiary, and a VIE’s subsidiary.

The unaudited interim condensed consolidated financial information has been prepared on a historical cost basis to reflect the financial position, results of operations and cash flows of the Company in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) for interim reporting. Accordingly, it does not include all of the information and footnotes required by US GAAP for annual financial statements. The accompanying unaudited interim condensed consolidated financial information reflects all normal recurring adjustments which, in the opinion of the management, are necessary for a fair statement of the result for the interim periods presented. Results for the three months ended March 31, 2012 are not necessarily indicative of the results expected for the full fiscal year or for any future period. The condensed consolidated balance sheet as of December 31, 2011 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. The unaudited interim condensed consolidated financial information should be read in conjunction with the latest annual financial statements.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant inter-company transactions and balances have been eliminated upon consolidation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used for the preparation of unaudited interim condensed consolidated financial information for the three months ended March 31, 2011 and 2012 are consistent with those set out in the audited consolidated financial statements for the year ended December 31, 2011 except for the accounting policies for mezzanine classified non-controlling interest disclosed in Note 9 to this unaudited interim condensed consolidated financial information and the presentation of comprehensive income as follows:

Presentation of comprehensive income

The Company has adopted the amendment in ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income with the exception stipulated in ASU 2011-12 at the beginning of January 1, 2012 for all periods presented in this unaudited interim condensed consolidated financial information. The Company elected to presents the total of comprehensive income, the components of net income and the components of other comprehensive income in a single continuous statement of comprehensive income.

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2011	March 31, 2012
	US$	US$
Prepayments made in relation to potential acquisition(1)	—	3,748
Receivables in connection with exercise of options	3,166	2,278
Share subscription monies receivables	354	1,678
Interest receivables	648	1,219
Prepaid customer acquisition costs to Beijing Feiliu Jiutian Technology Co., Ltd. (“Beijing Feiliu”)(2)	689	502
Housing loans to employees (Note 5)	124	162
Deposits to suppliers	1,209	1,286
Advances to employees for business expenses	288	228
Others	328	126

Total	6,806	11,227

Notes: (1)	During the current period, the Group made prepayments to certain third parties for potential acquisitions of certain technologies, products or businesses. These prepayments are refundable.

Should the Group considered these technologies, products or businesses be feasible after due diligence exercise, such prepayments will form part of the purchase consideration. Should the Group considered these technologies, products or businesses not valuable 180 days after related prepayments made, then these third parties are obliged to repay the full amounts. As of March 31, 2012, the Group is still in the process of completing related due diligence exercises.

(2)

In 2010, the Group made prepayments to Beijing Feiliu for its customer acquisition activities rendered. Under the relevant agreement, in exchange for payment from the Group, Beijing Feiliu undertook to develop a set number of new registered user accounts for the Group. The agreement was originally entered into as of September 10, 2010 and subsequently renewed on February 27, 2012. Customer acquisition cost of Beijing Feiliu amounted to US$141 and US$187 for the three months ended March 31, 2011 and 2012, respectively.

4.	PROPERTY AND EQUIPMENT, NET

	December 31, 2011	March 31, 2012
	US$	US$
Computer equipment	1,129	1,311
Leasehold improvements	624	625
Electronic equipment	261	274
Office equipment	189	288
Motor vehicles	50	50

Total	2,253	2,548
Less: accumulated depreciation	(1,175)	(1,300)

Property and equipment, net	1,078	1,248

The depreciation expense for property and equipment was US$92 and US$125 for the three months ended March 31, 2011 and 2012, respectively.

5.	OTHER NON-CURRENT ASSETS

	December 31, 2011	March 31, 2012
	US$	US$

Housing loans to employees	374	414

In June 2010, the Group entered into housing loan contracts with 10 employees, under which the Group provided interest free housing loans to the employees with the original amount of US$180 per employee. The loans were subsequently modified so that the employees are required to repay the first US$60 by installment of US$1 per month within 5 years, and repay the remaining US$120 due immediately following the signing of the loan agreements. In November 2011 and March 2012, the Group entered into housing loan contracts with two employees, under which the Group provided interest-free housing loans to the employees with original amounts of US$79 and US$79, respectively. The housing loans made in 2011 and 2012 were to be repaid with a fixed amount each month for the next 15 years and 10 years, respectively. These loans were guaranteed by RPL Holdings Limited (“RPL”). The Group discounted the future collection of the loans with the rate the Company would charge to an employee as if the employee were to get a loan from a third party and recorded separately as current portion and non-current portion. As of March 31, 2012, housing loans to employees recorded as other current assets and other non-current assets were US$162 (December 31, 2011: US$124) and US$414 (December 31, 2011: US$374), respectively.

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31, 2011	March 31, 2012
	US$	US$
Salaries and social welfare payables	1,109	1,283
Other taxes payable	1,031	1,864
Payables to employees due to the exercise of share options	—	1,201
Accrued legal and professional expenses	790	847
Rental payables	211	211
Accrued travelling and entertainment expenses	164	161
Others	351	258

Total	3,656	5,825

7.	SHARE-BASED COMPENSATION

Options

The following tables summarize the Group’s share option activities for the three months ended March 31, 2012.

Granted to employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2012	23,695,602	0.92	8.88	3,194

Options exercised	(1,076,950)	0.19	—	—
Options forfeited or cancelled	(315,986)	1.11	—	—

Outstanding as of March 31, 2012	22,302,666	0.95	8.73	26,232

Vested and exercisable as of March 31, 2012	5,680,519	0.75	8.04	7,836

Granted to non-employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2012	2,337,500	0.93	9.92	283

Outstanding as of March 31, 2012	2,337,500	0.93	9.67	2,794

Vested and exercisable as of March 31, 2012	1,000,000	0.91	9.59	1,218

The Group’s share-based compensation cost is measured at the fair value of the award calculated under the Binomial option-pricing model. For employee awards, the fair value is determined on the date of grant. For non-employee awards, the fair value is re-measured each period end until such time as the award vests or performance is otherwise assured. Assumptions used in the Binomial option-pricing model for valuation during current period are presented below:

Granted to Non-Employees	For the Three Months ended March 31 2012
Average risk-free interest rate	2.60%
Expected forfeiture rate (Post-vesting)	N/A
Weighted average expected option life	10 years
Volatility rate	66%
Dividend yield	0%
Share price	US$2.13

The Group recorded options related share-based compensation expenses of US$1,440 and US$2,406 for the three months ended March 31, 2011 and 2012, respectively, attributed using the graded-vesting method over the requisite service periods. Weighted average grant date fair value per option is US$1.6206 for the three months ended March 31, 2012. The Group did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the three months ended March 31, 2011 and 2012.

As of December 31, 2011 and March 31, 2012, there was US$15,741 and US$13,164, respectively, of total unrecognized compensation expense related to non-vested share-based compensation arrangements under the Company’s share incentive plans that are expected to vest. Those costs are expected to be recognized over a weighted-average period of 3.10 years and 2.87 years, respectively.

Restricted Shares

On May 6, 2011, the Group granted a number of restricted shares of the Company with a value of US$1,806 (the “Restricted Shares”) to one of its executive officers of NQ Mobile US Inc. (“NQ US”) as part of his employment agreement. These Restricted Shares are subject to transfer restrictions with a vesting period of four years and were valued at their estimated fair value on the grant date of the award. These Restricted Shares were included in the Company’s 2011 Share Incentive Plan (the “2011 Plan”). Compensation expense of US$232 was recognized relating to the Restricted Shares for the three months ended March 31, 2012 and unrecognized compensation expense relating to these Restricted Shares that is expected to vest amounted to US$1,185 and US$953 as of December 31, 2011 and March 31, 2012, respectively.

On January 8, 2012, the Group granted 2,000,000 restricted American Depository Shares (the “Restricted ADSs”) of the Company to the Co-Chief Executive Officer (“Co-CEO”) of the Company. These Restricted ADSs were included in the Company’s 2011 Share Plan. Of the 2,000,000 Restricted ADSs, 1,200,000 Restricted ADSs will vest over four years provided that he continues his employment with the Company. 25% of the 1,200,000 Restricted ADSs will vest on the first-year anniversary of the employment commencement date and 1/48 of 1,200,000 Restricted ADSs will vest each month over a three-year period thereafter. The remaining 800,000 Restricted ADSs are subject to the achievement of either specific performance or market conditions for each of the next four years. The actual number of Restricted ADSs vested can range from 0 to 2,200,000. The value of the Restricted ADSs under the market or performance conditions was calculated based on their grant date fair values without considering the possibility that the service conditions or performance conditions will be achieved. As all the criteria for establishing grant date were met, the fair value of share-based compensation being recognized for these Restricted ADSs was measured on January 8, 2012.

For the 1,200,000 Restricted ADSs that are subject only to the service condition, the related compensation expenses are being recognized using graded vesting method over the next four years. For the 800,000 Restricted ADSs subject to either performance or market condition, the Company has first determined whether or not it was probable that the performance condition would be achieved. The fair value of the Restricted ADSs calculated reflecting the market condition represents the minimum amount that is recognized as compensation cost assuming the requisite service is completed, even if the performance or market condition is not met. The fair value of the Restricted ADSs (without considering the market condition) would be recognized if the performance condition is probable of being achieved. As of March 31, 2012, the Company determines that it is not probable that the performance conditions will be achieved. As a result, the related compensation expense calculated based on the market condition is recognized over the requisite service period using graded vesting method.

Compensation expense of US$1,167 was recognized relating to the 2 million Restricted ADSs for the three months ended March 31, 2012 and unrecognized compensation expense relating to these Restricted Shares amounted to US$8,275 as of March 31, 2012.

The summary of Restricted Share activities as of March 31, 2012 and changes during the period is presented below:

	Number of shares	Fair value per share at grant date US$
Unvested as of January 1, 2012	1,075,000	1.6800
Granted	10,000,000	1.2460

Unvested as of March 31 , 2012	11,075,000	1.2881

Expected to vest thereafter	11,075,000	1.2881

15% Equity Shares of NQ Mobile International AG (“NQ Global”).

Pursuant to the employment agreement among NQ US, the Company and Co-CEO, the Company shall establish a new entity, NQ Global and shall issue 15% equity interest in NQ Global (“NQ Global Shares”) to the Co-CEO for a nominal value. The NQ Global Shares have an embedded put option where the Co-CEO has the right in his sole discretion, to require the Company to purchase a portion or all of NQ Global Shares owned by the Co-CEO (“Put Option”) at their fair market value on the exercise date. While the NQ Global Shares are fully vested upon their issuance, the Put Option will vest and become exercisable at the rate of 25% of the underlying shares upon each of the first four annual anniversaries of the employment commencement date (Note 9). All the key terms and conditions were substantially agreed among the counterparties in February 2012 and therefore the grant date was established at that time. Since these NQ Global Shares were fully vested upon grant, the entire compensation expenses of US$451 were recognized on the grant date. The fair value of 15% equity interest in NQ Global is determined based on the income approach. Please refer to Note 9 for details of related non-controlling interest classification and measurements.

8.	TAXATION

Composition of income tax expense

The current and deferred portions of income tax expense for the three months ended March 31, 2011 and 2012 are as follows:

	For the Three Months ended March 31,
	2011	2012
	US$	US$
Current income tax expense	10	59
Deferred income tax benefit	(21)	(28)
Withholding tax expense	—	34

Income tax (benefit) /expense	(11)	65

Deferred income tax

Deferred income taxes was measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred income tax assets and liabilities consist of as follows:

	December 31, 2011	March 31, 2012
	US$	US$
Deferred income tax assets, current
Accruals	74	50
Other differences	70	72

Total current deferred income tax assets	144	122
Less: Valuation allowance	(144)	(122)

Net current deferred income tax assets	—	—

Deferred income tax assets, non-current
Equity investment	232	232
Net operating loss carry forwards	757	830
Other differences	18	30

Total non-current deferred income tax assets	1,007	1,092
Less: Valuation allowance, non-current	(1,007)	(1,092)

Net non-current deferred income tax assets	—	—

Deferred income tax liabilities, current
Prepaid customer acquisition costs	103	75

Total current deferred income tax liabilities	103	75

9.	MEZZANINE CLASSIFIED NON-CONTROLLING INTEREST

Mezzanine classified non-controlling interest represents the equity interest in NQ Global that are not attributable, either directly or indirectly, to the Company.

As described in Note 7 above, the Company will issue a 15% equity interest of NQ Global with an embedded Put Option to the Co-CEO where the Co-CEO can sell the NQ Global Shares back to the Company at their fair market value on the exercise date. Since the redemption is not solely within the Company’s control, the Company classifies the puttable non-controlling interest of NQ Global as mezzanine equity instead of permanent equity in the Company’s unaudited interim condensed consolidated financial information. The fair value of the non-controlling interest was calculated using income approach. Accordingly, an initial fair value of US$451 was recognized as mezzanine classified non-controlling interest as of March 31, 2012.

Net income of NQ Global is allocated to the non-controlling interest shareholder based on the Co-CEO’s share of economic interest of NQ Global. At the end of each reporting period, the Company calculates the amount of accretion that will adjust the carrying value of mezzanine equity to its redemption value, which is the fair value of the NQ Global Shares as of the reporting date. However, the adjustment will not reduce the carrying value of mezzanine equity below the carrying value calculated as if the non-controlling interest were classified as permanent equity. The amount of accretion does not have any impact on the calculation of the Group’s earnings per share (Note 10).

10.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share indicated for the periods presented:

	For the Three Months ended March 31,
	2011	2012
	US$	US$
Numerator:
Numerator for basic and diluted earnings per share	127	2,131

Denominator:
Weighted average number of common shares outstanding-basic	59,373,030	230,516,523
Dilutive effect of convertible preferred shares*	—	—
Dilutive effect of share options and restricted shares*	21,923,256	12,435,134

Weighted-average number of common shares outstanding, diluted	81,296,286	242,951,657

Basic net earnings per common share	0.0021	0.0092
Diluted net earnings per common share	0.0016	0.0088
Basic net earnings per ADS**	0.0105	0.0460
Diluted net earnings per ADS**	0.0080	0.0440

*	The potentially dilutive securities that were not included in the calculation of diluted net earnings per share in those periods where their inclusion would be anti-dilutive include convertible preferred shares of 114,637,272 for the three months ended March 31, 2011. There was no anti-dilutive security for the three months ended March 31, 2012.
**	Each ADS represents five Class A common shares. The net earnings per ADS for the three months ended March 31, 2011 was calculated using the same conversion ratio assuming the ADSs existed during this period.

11.	RELATED PARTY TRANSACTIONS

Except for customer acquisition activities with Beijing Feiliu and financial guarantees received from RPL on housing loans to certain employees disclosed in Notes 3 and 5, respectively, there was no related party transaction for the three months ended March 31, 2011 and 2012, respectively.

12.	SUBSEQUENT EVENTS

On April 18, 2012, the Company passed a resolution in an extraordinary general meeting of shareholders approving the name of the Company be changed from “NetQin Mobile Inc.” to “NQ Mobile Inc.”

In May 2012, the Company entered into an acquisition agreement to acquire 55% equity interest in Beijing NationSky Network Technology Co., Ltd. (“NationSky”) through Beijing Technology with a total cash payment of RMB20 million and 5,175,000 restricted shares of the Company. NationSky is a leading provider of mobile services to enterprises in China and the Company is still assessing the accounting treatment for this transaction and related accounting impact on the consolidated financial statements.

On May 8, 2012, the Company modified the employment agreement among NQ US, the Company and the Co-CEO so that Co-CEO gave up his 15% equity interest in NQ Global and the related Put Option as described in Note 7 above. Concurrently, the Company granted 1,800,000 Restricted ADSs of the Company to the Co-CEO. Of the 1,800,000 Restricted ADSs, 700,000 Restricted ADSs are subject to a four-year service condition and the remaining 1,100,000 Restricted ADSs are subject to the achievement of either specific performance or market conditions for each of the next four years. This was determined to be a modification to the existing award granted to the Co-CEO. As a result, any incremental compensation expense, calculated as the excess of the fair value of the 1,800,000 Restricted ADSs over the fair value of 15% equity interest in NQ Global on the modification date, will be recognized from the second quarter of 2012 over the vesting period. The Company is still assessing the fair value and resulting financial impact of this modification of awards to the Co-CEO on the consolidated financial statements.

NQ mobile

Safeguarding your mobile world

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NiceDay!

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the indemnification agreements the form of which was filed as Exhibit 10.3 to the Form F-1 registration statement for our initial public offering (file no. 333-172839) filed as of May 4, 2011, we agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of to be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities (including options to acquire our common shares).

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration ($)
Series C Preferred Share Investors(1)	April 26, 2010	29,687,500 Series C Preferred Shares	$16,999,063
Series C-1 Preferred Share Investors(2)	November 12 and November 30, 2010	16,773,301 Series C-1 Preferred Shares	$14,119,765
Employees, directors and consultants	Various dates(3)	Options to purchase 35,420,617 common shares that were outstanding as of December 31, 2010(3)	Services to our company
Three directors and executive officers	February 28, 2011	Options to purchase 8,020,000 common shares	Services to our company
Executive officer and employees	March 15, 2011	Options to purchase 1,111,825 common shares	Services to our company
Executive officer and employees	June 13, 2011	Options to purchase 3,925,000 common shares	Services to our company
A distributor	November 2, 2011	Options to purchase 1,000,000 common shares	Services to our company
Employees	November 22, 2011	Options to purchase 4,029,500 common shares	Services to our company
An executive officer	January 8, 2012	2,000,000 restricted ADSs	Services to our company

Notes: (1)	Include Smooth Flow Limited, Ceyuan Ventures I, L.P., Ceyuan Ventures Advisors Fund, LLC, GSR Ventures II, L.P. and GSR Associates II, L.P.
(2)	The November 12 issuance includes Pacific Growth Ventures, L.P., H.T.C. (B.V.I.) CORP., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., GSR Ventures II, L.P., GSR Associates II, L.P., Banean Holdings Ltd., Ceyuan Ventures I, L.P., Ceyuan Ventures Advisors Fund, LLC and Asia Ventures II L.P.; the November 30 issuance includes QUALCOMM Incorporated, CMC Capital Investments, L.P., Montford Consulting Ltd., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P.
(3)	We granted stock options on the following dates and at the following exercise prices: (i) on August 8, 2007, 4,260,000 options, on November 8, 2007, 6,000,000 options and on December 15, 2010, 5,500,000 options, each with an exercise price of $0.07 per share; (ii) on February 8, 2008, 3,779,500 options, on August 8, 2008, 1,580,000 options, on April 8, 2009, 4,649,500 options and on December 8, 2009, 1,059,000 options, each with an exercise price of $0.25 per share; and (iii) on August 8, 2010, 5,123,500 options, on November 8, 2010, 235,500 options, and on December 15, 2010, 3,604,117 options; each with an exercise price of $0.40 per share.

We believe that each of the above issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act, Section 4(2) of the Securities Act or Rule 701 under the Securities Act regarding transactions not involving a public offering. The private issuances of the preferred shares were non-public offerings. The grants of stock options on various dates were made to some of our employees, directors and consultants outside of the U.S. pursuant to our 2007 Global Share Plan. See “Management—Share Incentive Plans—2007 Global Share Plan” for a description of the principal terms of the plan. The aggregate amount of common shares underlying the stock options granted during any consecutive 12-month period has not exceeded 15% of our outstanding common shares (including common shares into which the preferred shares will automatically convert immediately upon the completion of this offering) as of December 31, 2010. No underwriters were involved in any of these issuances.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on May 10, 2012.

NQ MOBILE INC.

By:	/s/ Henry Yu Lin
Name:	Henry Yu Lin
Title:	Chairman and Co-Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Henry Yu Lin and Vincent Wenyong Shi as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of common shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the registration statement on Form F-1, or the registration statement to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such registration statement, whether such amendments or supplements are filed before or after the effective date of such registration statement, to any related registration statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such registration statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such registration statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on May 10, 2012.

Signature	Title

/s/ Henry Yu Lin	Chairman of the Board of Directors and Co-Chief Executive Officer (principal executive officer)
Name: Henry Yu Lin

/s/ Omar Sharif Khan	Director and Co- Chief Executive Officer (principal executive officer)
Name: Omar Sharif Khan

/s/ Suhai Ji	Chief Financial Officer (principal financial and accounting officer)
Name: Suhai Ji

/s/ Vincent Wenyong Shi	Director and Chief Operating Officer
Name: Vincent Wenyong Shi

/s/ Xu Zhou	Director
Name: Xu Zhou

/s/ James Ding	Independent Director
Name: James Ding

/s/ Jun Zhang	Independent Director
Name: Jun Zhang

/s/ Ying Han	Independent Director
Name: Ying Han

/s/ William Tiewei Li	Independent Director
Name: William Tiewei Li

/s/ Xiuming Tao	Independent Director
Name: Xiuming Tao

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of NQ Mobile Inc. has signed this registration statement or amendment thereto in the United States on May 10, 2012.

Authorized U.S. Representative

By:	/s/ Kate Ledyard
Name:	Kate Ledyard
Title:	Manager

NQ Mobile Inc.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement

3.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (as currently in effect)(incorporated herein by reference to exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to the filing under Rule 424(b)(3)(File No. 333-173389))

4.4	Third Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated as of November 12, 2010 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.5	Third Amended and Restated Voting Agreement between the Registrant and other parties therein dated as of November 12, 2010 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.6	Share Purchase Agreement between the Registrant and other parties therein dated as of April 26, 2010 (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.7	Share Purchase Agreement between the Registrant and other parties therein dated as of November 12, 2010 (incorporated herein by reference to Exhibit 4.7 to the registration statement on Form F-1, as amended (File No. 333-172839))

5.1	Opinion of Maples and Calder regarding the validity of the common shares being registered

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters

8.2	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.3	Opinion of Jincheng Tongda & Neal regarding certain PRC tax matters

10.1	Amended and Restated 2007 Global Share Plan and amendments thereto (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-172839))

10.2	2011 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-172839))

10.3	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-172839))

10.4	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-172839))

10.5	English translation of Business Operations Agreement, dated as of June 5, 2007, among NetQin Beijing, Beijing Technology and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-172839))

10.6	English translation of Equity Interest Pledge Agreement, dated as of August 6, 2007, as amended, among NetQin Beijing and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-172839))

Exhibit Number	Description of Document
10.7	English translation of Exclusive Technical Consulting Services Agreement, as amended, dated as of June 5, 2007, between NetQin Beijing and Beijing Technology (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-172839))

10.8	English translation of Equity Disposition Agreement, dated as of June 5, 2007, among NetQin Beijing, Beijing Technology and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-172839))

10.9	English translation of Patented Technology License Agreement, dated as of January 7, 2011, among Mr. Henry Yu Lin, Mr. Vincent Wenyong Shi, and Mr. Xianle Ni. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-172839))

10.10	English translation of Loan Agreements, dated as of June 5, 2007, as amended, among NetQin Beijing, NetQin Mobile Inc. and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-172839))

10.11	English translation of Value-Added Information Services Channel Cooperation Agreement (Overseas), dated as of April 1, 2010, as amended, between NetQin Mobile Inc. and Tianjin Yidatong Technology Development Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-172839))

10.12	English translation of Wireless Value-Added Applications Services Channel Cooperation Agreement (Domestic), dated as of June 1, 2010, between Beijing Technology and Tianjin Yidatong Technology Development Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-172839))

21.1	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm

23.2	Consent of Maples and Calder (included in Exhibit 5.1)

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)

23.4	Consent of Jincheng Tongda & Neal (included in Exhibit 8.3)

24.1	Powers of Attorney (included on signature page)

99.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-172839))

99.2	Opinion of Jincheng Tongda & Neal regarding certain PRC legal matters (included in Exhibit 8.3)

†	To be filed by amendment.